As confidentially submitted to the Securities and Exchange Commission on June 24, 2021.
This draft registration statement has not been filed publicly with the Securities and Exchange Commission, and all information herein remains strictly confidential.
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Confidential Submission on
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Fluence Energy, Inc.
(Exact name of registrant as specified in its charter)

Delaware	3690	87-1304612
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)
4601 Fairfax Drive, Suite 600
Arlington, Virginia 22203
Telephone: (833) 358-3623
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Manuel Perez Dubuc
Chief Executive Officer
4601 Fairfax Drive, Suite 600
Arlington, Virginia 22203
Telephone: (833) 358-3623
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Senet S. Bischoff Alison A. Haggerty Latham & Watkins LLP 1271 Avenue of the Americas New York, New York 10020 Telephone: (212) 906-1200 Fax: (212) 751-4864	Dennis Fehr Chief Financial Officer Francis A. Fuselier General Counsel 4601 Fairfax Drive, Suite 600 Arlington, Virginia 22203 Telephone: (833) 358-3623	Alexander D. Lynch Michael B. Hickey Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, New York 10153 Telephone: (212) 310-8000 Fax: (212) 310-8007

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: AS SOON AS PRACTICABLE AFTER THIS
REGISTRATION STATEMENT IS DECLARED EFFECTIVE.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.
Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☐
Emerging growth company ☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Class A common stock, $0.01 par value per share	$	$

(1)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

(2)
Includes the offering price of shares of Class A common stock that may be sold if the option to purchase additional shares of Class A common stock granted by the Registrant to the underwriters is executed.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
Subject to completion, dated                 , 2021.
Shares
Fluence Energy, Inc.
Class A Common Stock

This is an initial public offering of shares of Class A common stock of Fluence Energy, Inc. We are selling                 shares of Class A common stock.
Prior to this offering, there has been no public market for the Class A common stock. It is currently estimated that the initial public offering price per share of Class A common stock will be between $      and $      . We intend to apply to list our Class A common stock on the                 under the symbol “FLNC.”
We will have two classes of common stock outstanding after this offering: Class A common stock and Class B common stock. Each share of our Class A common stock entitles its holder to one vote per share and each share of our Class B common stock entitles its holder to                 votes per share on all matters presented to our stockholders generally. Immediately following the consummation of this offering, all of the outstanding shares of our Class B common stock will be held by certain of the Continuing Equity Owners (as defined below), which will represent in the aggregate approximately    % of the voting power of our outstanding common stock after this offering (or approximately    % if the underwriters exercise in full their option to purchase additional shares).
We will be a holding company, and upon consummation of this offering and the application of the proceeds therefrom, our principal asset will consist of LLC Interests (as defined below) we purchase directly from Fluence Energy, LLC with the net proceeds from this offering and acquire indirectly from the Blocker Shareholders (as defined below), collectively representing an aggregate    % economic interest in Fluence Energy, LLC. Of the remaining    % economic interest in Fluence Energy, LLC,    % will be owned by certain of the Continuing Equity Owners through their ownership of LLC Interests.
Fluence Energy, Inc. will be the sole managing member of Fluence Energy, LLC. We will operate and control all the business and affairs of Fluence Energy, LLC and its direct and indirect subsidiaries and, through Fluence Energy, LLC and its direct and indirect subsidiaries, conduct our business.
Following this offering, we will be a “controlled company” within the meaning of the                 rules. See “Our Organizational Structure” and “Management—Controlled Company Exception.”
We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended, or the Securities Act, and will be subject to reduced disclosure and public reporting requirements. This prospectus complies with the requirements that apply to an issuer that is an emerging growth company.
See “Risk Factors” beginning on page 21 to read about factors you should consider before buying shares of our Class A common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount(1)	$	$
Proceeds, before expenses, to Fluence Energy, Inc.	$	$

(1)
We have agreed to reimburse the underwriters for certain expenses in connection with this offering. See “Underwriting.”

The underwriters have the option to purchase up to an additional                 shares of Class A common stock from us at the initial price to public less the underwriting discount within 30 days of the date of this prospectus.
The underwriters expect to deliver the shares of Class A common stock against payment in New York, New York on                 , 2021.
J.P. Morgan	Morgan Stanley
Barclays	BofA Securities
Prospectus dated            , 2021.

Through and including                 , 2021 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.
You should rely only on the information contained in this prospectus and any free writing prospectus prepared by or on behalf of us or to which we have referred you. No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus or in any free writing prospectus that we file with the Securities and Exchange Commission. We and the underwriters have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any related free writing prospectuses. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered by this prospectus, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date regardless of the time of delivery of this prospectus or of any sale of our Class A common stock. Our business, financial condition, results of operations, and prospects may have changed since that date.
For investors outside the United States: We have not, and the underwriters have not, done anything that would permit this offering or the possession or distribution of this prospectus or any free writing prospectus we may provide to you in connection with this offering in any jurisdiction where action for purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of Class A common stock and the distribution of this prospectus outside the United States. See “Underwriting.”

i

BASIS OF PRESENTATION
Organizational Structure
In connection with the closing of this offering, we will undertake certain organizational transactions to reorganize our corporate structure. Unless otherwise stated or the context otherwise requires, all information in this prospectus reflects the consummation of the organizational transactions described in the section titled “Our Organizational Structure” and this offering, and the application of the proceeds therefrom, which we refer to collectively as the “Transactions.”
See “Our Organizational Structure” for a diagram depicting our organizational structure after giving effect to the Transactions, including this offering.
Certain Definitions
As used in this prospectus, unless the context otherwise requires, references to:
•
“AES” refers to The AES Corporation, a Delaware corporation, and its subsidiaries and affiliates.

•
“AES Grid Stability” refers to AES Grid Stability, LLC, a Delaware limited liability company and indirect subsidiary of AES.

•
“Blocker Company” refers to an entity affiliated with           , which is an owner of LLC Interests in Fluence Energy, LLC prior to the Transactions and is taxable as a corporation for U.S. federal income tax purposes.

•
“Blocker Shareholders” refers to one or more entities affiliated with           , which are the owners of the Blocker Company prior to the Transactions and will exchange their interests in the Blocker Company for shares of our Class A common stock pursuant to one or more mergers in connection with the consummation of the Transactions.

•
“Continuing Equity Owners” refers collectively to holders of LLC Interests and our Class B common stock immediately following consummation of the Transactions, including AES Grid Stability, Siemens Industry, and QIA and their respective subsidiaries, who may, following the consummation of this offering, at each of their respective options, in whole or in part from time to time, require Fluence Energy, LLC to redeem their LLC Interests (along with an equal number of shares of Class B common stock (and such shares shall be immediately cancelled)) for, at our election (determined solely by our independent directors (within the meaning of the rules of the           ) who are disinterested), cash or newly-issued shares of our Class A common stock as described in “Certain Relationships and Related Party Transactions—Fluence Energy LLC Agreement.”

•
“Fluence Energy LLC Agreement” refers to Fluence Energy, LLC’s third amended and restated limited liability company agreement, which will become effective prior to the consummation of this offering.

•
“LLC Interests” refers to the common units of Fluence Energy, LLC, including those that we purchase with the net proceeds from this offering.

•
“Original LLC Owners” refers to the owners of LLC Interests in Fluence Energy, LLC prior to the consummation of the Transactions, collectively, which include AES Grid Stability, Siemens Industry, and QIA.

•
“QIA” refers to QIA Florence Holding LLC, an affiliate of the sovereign wealth fund Qatar Investment Authority.

•
“Siemens” refers to Siemens AG, a company incorporated under the laws of Germany, and its subsidiaries and affiliates.

•
“Siemens Industry” refers to Siemens Industry, Inc., a Delaware corporation.

•
“Transactions” refers to the organizational transactions and this offering, and the application of the net proceeds therefrom.

ii

Fluence Energy, Inc. will be a holding company and the sole managing member of Fluence Energy, LLC, and upon consummation of the Transactions, its principal asset will consist of LLC Interests.
Presentation of Financial Information
Fluence Energy, LLC is the accounting predecessor of Fluence Energy, Inc. for financial reporting purposes. Fluence Energy, Inc. will be the audited financial reporting entity following this offering. Accordingly, this prospectus contains the following historical financial statements:
•
Fluence Energy, Inc.    Other than the inception balance sheet, dated as of June 30, 2021, the historical financial information of Fluence Energy, Inc. has not been included in this prospectus as it is a newly incorporated entity, has no business transactions or activities to date and had no assets or liabilities during the periods presented in this prospectus.

•
Fluence Energy, LLC.   Because Fluence Energy, Inc. will have no interest in any operations other than those of Fluence Energy, LLC and its subsidiaries, the historical consolidated financial information included in this prospectus is that of Fluence Energy, LLC and its subsidiaries.

Certain monetary amounts, percentages and other figures included in this prospectus have been subject to rounding adjustments. Percentage amounts included in this prospectus have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, percentage amounts in this prospectus may vary from those obtained by performing the same calculations using the figures in our consolidated financial statements included elsewhere in this prospectus. Certain other amounts that appear in this prospectus may not sum due to rounding.
TRADEMARKS
This prospectus includes our trademarks and trade names which are protected under applicable intellectual property laws and are our property. This prospectus also contains trademarks, trade names, and service marks of other companies, which are the property of their respective owners. Solely for convenience, trademarks, trade names, and service marks referred to in this prospectus may appear without the ®, TM or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent permitted under applicable law, our rights or the right of the applicable licensor to these trademarks, trade names, and service marks. We do not intend our use or display of other parties’ trademarks, trade names, or service marks to imply, and such use or display should not be construed to imply, a relationship with, or endorsement or sponsorship of us by, these other parties.
MARKET AND INDUSTRY DATA
Unless otherwise indicated, information contained in this prospectus concerning our industry, competitive position, and the markets in which we operate is based on information from independent industry and research organizations, other third-party sources, and management estimates. Management estimates are derived from publicly available information released by independent industry analysts and other third-party sources, as well as data from our internal research, and are based on assumptions made by us upon reviewing such data, and our experience in, and knowledge of, such industry and markets, which we believe to be reasonable. In addition, projections, assumptions, and estimates of the future performance of the industry in which we operate and our future performance are necessarily subject to uncertainty and risk due to a variety of factors, including those described in “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.” These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

iii

PROSPECTUS SUMMARY
This summary highlights selected information contained elsewhere in this prospectus. It does not contain all of the information that may be important to you and your investment decision. Before investing in our Class A common stock, you should carefully read this entire prospectus, including the matters set forth under the sections of this prospectus captioned “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus. In addition, certain statements in this prospectus include forward-looking information that is subject to risks and uncertainties. See “Cautionary Note Regarding Forward-Looking Statements.”
Unless otherwise indicated or the context otherwise requires, all references in this prospectus to the “Company,” “we,” “us,” “our,” “Fluence” and similar terms refer, following the consummation of the Transactions (including this offering), to Fluence Energy, Inc., and all of its direct and indirect subsidiaries, including Fluence Energy, LLC, and prior to the consummation of the Transactions (including this offering), Fluence Energy, LLC and all of its direct and indirect subsidiaries, and, in each case, unless otherwise stated or the context otherwise requires, to our predecessor companies. See “—Creation of Our Company” below for additional information.
Our fiscal year ends on September 30. All references to fiscal 2019 and 2020 refer to the year ended September 30, 2019 and 2020, respectively.
Our Mission
Our mission is to transform the way we power our world for a more sustainable future.
Overview
We are a market-leading product, services, and digital applications provider that is enabling the global clean energy transition. We believe battery energy storage technology (“energy storage”) is at the center of this transition and is becoming even more important as more renewables are added to the grid and the transportation sector moves towards electrification. We are driving change by delivering configurable energy storage product, service, and digital application packages, as well as AI-enabled renewable bidding optimization software. Our offerings help major utilities, developers, and commercial and industrial (“C&I”) customers around the world deliver a more sustainable, reliable, and resilient electric grid in a repeatable, scalable way.
Energy storage is a key solution to the challenges facing electricity markets and transmission grids, including: electricity load variability and quality issues from increased participation of renewable energy generation; growing consumer and industrial demand for smart grid services; and localized capacity constraints on transmission networks, particularly around periods of peak demand. Energy storage is a uniquely flexible, asset that can provide multiple critical grid services, including energy shifting, peaking capacity, ancillary services, and transmission and distribution infrastructure functions. Our team has helped the industry move from a few deployments of single-function systems under 10 megawatts (“MW”), to multiple deployments of systems over 100 MW with broad functionality optimized by advanced software and digital intelligence.
Fluence is a leading pure-play provider of energy storage technology globally, and our AI-enabled digital applications help customers maximize the value and performance of single systems or entire portfolios of clean energy assets. Although we were established in January 2018 as a joint venture between Siemens and AES, members of our board of directors and leadership team were part of the founding team at AES Energy Storage that conceived and tested the world’s first lithium-ion energy storage system on an electric grid starting in 2007. Fluence has built on AES’ industry-defining work in clean energy and storage operations and Siemens’ energy technology leadership and global sales presence. The result is an agile company with a global presence solely focused on enabling the clean energy transition.
We believe our customer- and market-centric approach differentiates us from our peers and best positions us to deploy our high-value and high-margin services and digital recurring revenue offerings across a large, global installed base, building upon our 13 years of deep energy storage experience and data-driven insights. Furthermore, our advanced digital applications delivered to non-Fluence customers can enable cross-sales of Fluence energy storage systems. Last year, we unveiled our sixth-generation technology stack (“Tech Stack”), which is the foundation of our energy storage systems. The Tech Stack combines our modular, factory-built hardware (“Fluence Cube”), proprietary operating system (“Fluence OS”), and data-driven intelligence (“Fluence IQ”). In addition to energy storage systems, our offerings include delivery services and recurring operational services, as well as financing structuring services, such as energy-storage-as-a-service (“ESaaS”). Furthermore, our digital solutions include the Fluence Trading Platform, which delivers artificial intelligence-powered market bidding optimization for solar, wind, and energy storage assets, including non-Fluence energy storage systems.
Guidehouse Consulting has ranked us as the leading energy storage system provider since our inception, based on factors including vision, go-to-market strategy, product performance, technology, and execution. We were also ranked as the largest global energy storage system integrator in a 2021 report by Clean Horizon and won Best Commercial Technology of the Year at the 2020 S&P Global Platts Global Energy Awards for our sixth-generation Tech Stack. Previous generations of our technology have won the Edison Electric Institute’s annual Edison Awards (2012, 2016, and 2021).
As of May 31, 2021, we had 0.9 gigawatts (“GW”) of energy storage assets deployed and 1.8 GW contracted across 29 markets with a gross global pipeline of 36 GW. As of that date, our global operational and maintenance (“O&M”) services team was providing services for 747 MW of energy storage assets, with a further 1.2 GW contracted, which have provided Fluence with over 280 terabytes of data on energy storage operation and performance.
In 2020, we entered into an agreement with QIA for a $125 million investment to accelerate our growth and the global deployment of our offerings, which has included the acquisition of the software and digital intelligence platform of Advanced Microgrid Solutions (“AMS”), a leading artificial intelligence-enabled optimized bidding software for utility-scale storage and renewable generation assets, which became the Fluence Trading Platform. As of May 31, 2021, we had an aggregate of 2.4 GW of renewable energy assets using the Fluence Trading Platform and 1.1 GW of renewable and energy storage assets contracted. We expect our services and digital applications, including the Fluence Trading Platform, to expand meaningfully over the next five years and contribute increasingly to our bottom-line growth.
Our Industry and Market Opportunity
Climate change is an existential threat. Severe weather events and broader awareness of the financial implications of climate change are driving a systemic global transition away from fossil fuels towards sustainable energy systems. However, renewable generation, unlike fossil fuel generation, has no inherent storage capacity and can only be used in favorable wind and solar conditions. Energy storage is therefore a critical enabler of large-scale adoption of 24/7 renewable energy. Furthermore, accelerating electrification of industries such as transportation is driving demand for more generation. Energy storage can help both serve and smooth additional peak demand, improving grid reliability and managing energy requirements.
As the first truly digital asset on the electric grid, energy storage is also a uniquely flexible tool for grid planners, operators, and power providers. We believe energy storage sits at the epicenter of the global clean energy transition and represents the backbone of a massive change in our energy market infrastructure driven by three key trends: Grid modernization, decarbonization, and digitalization. The energy transformation will require $100 trillion of investment through 2050 based on the midpoint of Bloomberg New Energy Finance’s (“BloombergNEF”) NEO 2020 clean electricity and green hydrogen pathway.
The energy storage market is comprised of three components:
•
Energy storage products—the components (including batteries), professional services, and labor required to manufacture, assemble, and install systems. According to BloombergNEF, global annual energy storage capacity installations, excluding the residential market, grew from 0.6 GW a year in 2015 to 3.8 GW a year in 2020, and are expected to grow to 34.2 GW a year by 2030. We believe most forecasts for the energy storage sector, including BloombergNEF, understate the size and market opportunity as forecasts generally only account for spend associated with the physical energy storage asset and do not account for the associated service and digital spend.

•
Services—recurring operational and maintenance services that energy storage systems require, management services that are provided by third parties when asset owners outsource the operations of their systems, and the provision of ESaaS. According to BloombergNEF, global installed energy storage capacity, excluding the residential market, grew 57% per annum between 2015 and 2020, and the installed base is expected to grow at a 31% annual growth rate through 2030. BloombergNEF forecasts that global installed energy storage capacity will reach 193.7 GW by 2030, excluding the residential market.

•
Digital applications and solutions—operating systems, applications, such as trading platforms that allow system owners to manage their grid participation, and dynamic capacity services, such as virtual power plants. We believe there is an opportunity to not only deploy digital applications and solutions on individual assets but also across entire energy storage fleets and portfolios of generation assets to improve their collective performance and economic output, and to reduce the overall carbon footprint of the electric grid by optimizing the interactions between different asset types.

We believe there are multiple factors driving continued growth in the energy storage sector, including:
•
The accelerating transition from fossil to renewable generation is expected to require significant increases in energy storage capacity to both offset potential grid instability caused by intermittent renewable resources and enable the use of power from renewable generation assets at times when the natural resource is unavailable.

•
Growing capacity constraints on existing power grids that were not designed to support distributed and renewable generation infrastructure or technologies such as electric vehicles are positioning energy storage assets as a key solution.

•
A forecasted reduction in the battery cost, estimated by BloombergNEF to be approximately 8% annually from 2020 to 2030, is expected to improve the economics of energy storage and support the development of larger energy storage systems.

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Environmental responsibility has become a priority for major companies and investors, with over 300 major companies having pledged to source 100% of their energy from renewables as part of the RE100, a global corporate renewable energy initiative.

•
Governments across the globe have announced policies to support the transition from fossil fuels to low-carbon forms of energy.

Our Products and Services
Our offerings include energy storage systems and delivery services, recurring operational services, and digital solutions and applications for energy storage and other power assets. We have repeatedly pioneered new use cases for grid-scale energy storage, from frequency regulation and capacity peak power to virtual dams and virtual transmission lines.
Energy Storage Products
We sell highly configurable energy storage systems with integrated hardware, software, and digital intelligence. Unlike other energy storage providers, we take a customer- and market-centric approach, building products and technology based on customer needs and economic feasibility. We offer three energy storage products built on our sixth-generation Tech Stack foundation, which are optimized for common customer use cases but can be configured for specific use cases: Gridstack™, a grid-scale, industrial-strength energy storage system designed for demanding market applications with industry-leading reliability, scalability, and safety; Sunstack™: designed to optimize solar capture and delivery; and Edgestack™: commercial energy storage system that discharges when needed to flatten a facility’s energy load profile, resulting in significantly reduced demand charges. The fully integrated system is available in smaller-size building blocks that can be easily configured to meet the needs of individual facilities and aggregated across fleets or locations without time-consuming redesigns. We also offer comprehensive engineering and delivery services to support the deployment of our storage products. Customers can select from a range of delivery service, from project design to full-wrap turnkey installation.

Sixth-Generation Technology Stack
The Tech Stack, which is comprised of our Fluence Cube, Fluence OS, and Fluence IQ, builds upon 13 years of development in prior generations, reflecting ongoing safety and design improvements. The Fluence Cube is a modular, factory-built, approximately 8’x8’x8’ building block that delivers safe, scalable, cost-effective systems. Our battery and supplier-agnostic system architecture allows us to deliver optimized solutions for our customers on a global scale while incorporating the latest technology components. Fluence OS is a fully integrated edge controls platform with comprehensive control, asset management and system visibility across single sites or entire fleets. Fluence IQ uses data-driven insights and dispatch algorithms to improve revenue generation, system decision-making, asset performance, and operations.
Services
Operational & Maintenance Services
In addition to energy storage systems, our offerings include delivery services and recurring operational services. Our recurring O&M services are designed around customer business needs, in-house capabilities, performance requirements, and risk profiles. We offer four operational services packages: Guided Services, Shared Services, Complete Services, and Asset Management. These packages provide varying levels of training, maintenance, guarantees, warranties, and support to address our customers’ desired level of active system management. These service levels range from providing comprehensive training for customers to performing full asset operation and management on behalf of the customer.
Energy Storage-as-a-Service
Fluence, working with third-party financial partners, including Siemens Financial Services, offers financing structuring services to customers. For instance, ESaaS enables customers to access the benefits of energy storage without upfront investment or technical expertise.
Digital Applications and Solutions
Our team is continuously expanding the digital applications we offer to customers. Those applications may include internally developed applications as well as third-party applications offered through a Fluence digital applications platform.
Our proprietary operations platform, Fluence OS, enables asset owners to manage storage system operations according to pre-set modes and access real-time information through cloud-based data. It is an integral part of all our energy storage product sales. Fluence IQ is our underlying digital intelligence layer that encompasses proprietary artificial intelligence, dispatch algorithms, and data science technologies to enable the advanced capabilities of our digital applications. Fluence OS controls software enables Fluence energy storage systems to deliver critical grid services such as primary frequency regulation, secondary frequency response, fast frequency response, peak shaving, voltage regulation, power factor regulation, non-spinning reserves, capacity peak power, solar energy time-shifting, firm solar export, energy arbitrage, and more. Fluence also delivers stacking of grid services, allowing storage assets to perform multiple services simultaneously and increase revenue-generating opportunities. In addition to Fluence OS, we offer specialized digital applications, such as the Fluence Trading Platform.
The Fluence Trading Platform is a leading artificial intelligence-enabled bidding software for utility-scale storage and renewable and conventional generation assets, enabling customers to optimize asset trading in wholesale electricity markets. That leadership is demonstrated by the fact that it has been selected by one customer for deployment in the California market to optimize a system acquired from a Fluence competitor. In addition, it is currently used to optimize approximately 18% of all the utility-scale wind and solar assets bidding into Australia’s National Electricity Market. One of the goals of the AMS acquisition is to combine Fluence’s insights from deep experience operating energy storage systems globally with the Fluence Trading Platform’s optimized market participation capabilities.
Our Trading Platform is technology-agnostic (it can be applied to wind and solar assets as well as energy storage assets) and vendor-agnostic (it is available to optimize non-Fluence storage systems), and it is delivered using cloud-based software-as-a-service, avoiding requirements for onsite hardware or software installations. Our pricing strategy is based on a volume-based subscription fee with the ability to start with a smaller scale and increase the number of assets covered by the software as customers build out their fleets, along with the potential for performance-based revenue-sharing structures.
Our Competitive Strengths
We believe the following key strengths have enabled us to become a leading provider of energy storage products, services, and digital applications, positioning us to continue to capture future market opportunities:
•
Incumbent position with global track record of success.   We are one of the largest providers of energy storage systems globally, with 0.9 GW of energy storage assets deployed and 1.8 GW contracted, and a track record of 13 years of experience from our predecessor companies. Additionally, as of May 31, 2021, we had an aggregate of 2.4 GW of renewable energy assets using the Fluence Trading Platform and 1.1 GW of renewables and energy storage assets contracted. Moreover, through Fluence OS, we have access to hundreds of thousands of hours of cumulative energy storage system operating history, with over 280 terabytes of data on operation and performance. This data enables us to optimize our asset base, dispatching them to maximize economics, reduce operational costs, extend useful lives, and deliver critical grid services when needed.

•
Disruptive digital and software products.   We use multi-layered design of edge applications, including Fluence OS and Fluence IQ, to transform hardware into digital assets that provide extensive market and grid services and can fully integrate with cloud-based digital products like the Fluence Trading Platform. Our dedicated Fluence Digital team is focused on developing and commercializing a cloud-based digital platform using optimization, AI-driven predictive analytics, and software to address the challenges customers face when participating in complex energy markets.

•
Large installed base enables cross-selling and incremental revenue streams.   Our installed base is a captive market for repeat customers and high-margin follow-on service and digital opportunities, as we are best positioned to provide tailored, value-maximizing solutions for our own systems. The majority of our customers adopt energy storage as a new asset class and return for subsequent systems purchases. We believe our substantial base of customers and data enables cross-selling of our service and digital offerings. Conversely, digital applications sold to non-Fluence energy storage product customers can enable energy storage product cross-sales. By deploying learnings from our digital application customers to develop offerings that meet their business needs, we believe we can create opportunities to convert them into system owners.

•
Global supply chain and technology partnerships.   We have developed a global supply chain with an evolving regionally focused operational model with the objective of assembling products in proximity to major markets and partnering with innovative suppliers. For example, we recently signed a technology co-development and supply agreement with a third-party supplier that expands our battery supply chain into Europe and allows us to develop, manufacture, and commercialize an optimized battery subsystem that is significantly more energy dense than today’s standard solutions. The agreement also enables us to deploy a battery management system that we can integrate with other vendors to extend our value chain, develop battery competencies, and lower total cost of ownership.

•
Battery technology-agnostic.   Our energy storage products are designed to work with many types of batteries, and we have established partnerships with the leading battery manufacturers around the world. As a result, we do not believe we are exposed to significant risk from changes in battery technology or shifts in market share between different manufacturers.

•
Experienced management team with extensive energy storage experience.   We believe we have assembled one of the most experienced management teams in the energy storage sector, with over 200 years of aggregate industry experience and a proven track-record of managing high-growth, international operations for global industrial and technology companies. Members of our management and Board were on the team that conceived and tested the first ever grid-connected lithium-ion energy storage system and sold the world’s first commercial system.

Our Growth Strategy
We intend to leverage our global scale, technology leadership and market share position to help transform the way we power our world for a more sustainable future. Some key elements of our growth strategy include:
•
Develop energy products, services, and digital applications packaged into solutions that solve customers’ energy challenges.   Our close relationships with customers and our market intimacy informs our hardware and software product development and service offerings and enables us to continually expand use cases for energy storage on the grid—pushing the edge of innovation for grid modernization and decarbonization as our customers’ business models evolve.

•
Expand competitive advantage of productization and manufacturing.   We aim to create an optimized production organization, develop mass manufacturing facilities globally, and continue to secure partnerships with key battery suppliers. We believe that enhancing our product-focused model and supply chain leverage will support our global growth objectives and result in superior unit economics.

•
Optimize sales channels and market segmentation with a regionalized model.   We are focused on expanding standardized offerings that are optimized for each of our sales channels, allowing us to streamline product procurement for our customers, improve our sales cycle, enhance our ability to scale and support our margin expansion. We are also moving to a more localized, regional organizational structure to better support customers and sales channels, improve logistics, and enhance market focus.

•
Leverage our sponsor relationships to accelerate global growth.   Our partnerships with AES and Siemens provide built-in and growing customer bases and an international sales channel. In addition, in 2020, QIA became a strategic sponsor with a wide range of investments that may help position us to form relationships with additional technology partners, customers, and suppliers.

•
Expand our services with additional value-add offerings.   Our delivery and operational service offerings address the diverse needs of our customers in different markets around the world. We intend to build and expand our portfolio of service offerings, including system upgrades, analysis, performance assurance, risk management products, and software support, using data-driven insights generated from our large installed base of energy storage systems.

•
Accelerate the deployment of the Fluence Trading Platform and develop new digital applications.   Our digital offerings enable renewable and energy storage asset owners to solve the complexities of power system dispatch on a grid that remains dependent on out-of-date infrastructure and inefficient tools. We are focused on making the Fluence Trading Platform available in more markets while expanding our breadth of digital application offerings, including integrated solutions for specific customer segments and new asset classes.

•
Incubate innovative business models.   We continue to explore disruptive digitally-driven business models, including ESaaS, wide-ranging dynamic capacity, virtual storage, asset- and revenue-sharing models, and other offerings that will reinforce our position as a leading provider of comprehensive solutions to support the clean energy transition.

•
Ability to acquire and successfully integrate companies.   We have a demonstrated track record of successfully acquiring and integrating companies, and believe we have the operational structure in place to achieve synergies and capture cross-selling opportunities. For example, within seven months of acquiring AMS, we had fully integrated the team and technology into Fluence and grown adoption of the Fluence Trading Platform software by 1.5 GW.

Environmental, Social, and Governance
We are a purpose-built, purpose-driven company on a mission to transform the way we power our world for a more sustainable future. We support the clean energy transition by enabling greater adoption of renewable energy and decarbonized technologies such as electric vehicles and reduced use of thermal generation resources. Our offerings enable more sustainable, reliable, and resilient electric grids in a repeatable, scalable way. On an annualized basis, based on MW deployed as of May 2021, we estimate that Fluence energy storage systems have eliminated 145,000 metric tons of carbon per year that would have otherwise been produced—the equivalent of taking more than 30,000 cars off the road each year.
We endeavor to go beyond the inherent environmental aspects of our technology and implement sustainable and ethical processes throughout our organization. Our supplier code of conduct is at the core of our compliance expectations, and addresses environmental protection, child labor, conflict minerals, and anti-corruption, among other areas. In addition, we only purchase raw materials and minerals from trusted suppliers. In sourcing cobalt for example, we request that suppliers provide an official cobalt statement disclosing its origin, and we only buy cobalt battery chemistry from suppliers who are part of a sustainable cobalt sourcing initiative. In 2021, our supply chain sustainability coordinator engaged the Carbon Disclosure Project to conduct an audit of our supply chain’s carbon footprint.
We are committed to implementing responsible environmental and ethical practices in our corporate offices as well as our supply chain. Our offices are internationally certified to ISO 14001, which requires an organization to implement and demonstrate compliance with an effective environmental management system to identify and control the environmental impact of its activities, products, and services; continually improve environmental performance; and implement a systematic approach to setting environmental objectives and targets.
We plan to report how we oversee and manage environmental, social, and governance (“ESG”) factors material to our business under the sector-specific ESG standards recommended by the Sustainability Accounting Standards Board (the “SASB”), including an annual sustainability report. As part of our plan to provide ESG disclosures pursuant to SASB standards, we will evaluate aligning our internal sustainability goals with certain United Nations Sustainable Development Goals.
Creation of Our Company
We were created from the union of AES’ Energy Storage division and Siemens’ battery-based energy storage solutions group. The founding team at AES Energy Storage—several of whom are on Fluence’s leadership team and Board—tested the first ever lithium-ion battery energy storage system on the grid in 2007, sold the world’s first commercial grid-scale energy storage system in Chile in 2009, and subsequently amassed deep expertise in utility-scale storage solutions for flexible peaking capacity, ancillary services such as frequency regulation, transmission and distribution reliability, and renewable integration applications. Siemens’ battery-based energy storage solutions group was established in 2011, building on the company’s knowledge of customer power needs as a leading global original equipment manufacturer and developing experience in microgrid and islanding applications, renewable hybrid technology, and consumer peak shaving.
Summary of the Transactions
Fluence Energy, Inc., a Delaware corporation, was formed on June 21, 2021 and is the issuer of the Class A common stock offered by this prospectus. Prior to this offering, all of our business operations have been conducted through Fluence Energy, LLC and its direct and indirect subsidiaries. Prior to the Transactions, we expect there will initially be one holder of common stock of Fluence Energy, Inc. We will consummate the following organizational transactions in connection with this offering:
•
we will amend and restate the existing limited liability company agreement of Fluence Energy, LLC, which will become effective prior to the consummation of this offering, to, among other things, (1) recapitalize all existing ownership interests in Fluence Energy, LLC into      LLC Interests and (2) appoint Fluence Energy, Inc. as the sole managing member of Fluence Energy, LLC upon its acquisition of LLC Interests in connection with this offering;

•
we will amend and restate Fluence Energy, Inc.’s certificate of incorporation to, among other things, provide (1) for Class A common stock, with each share of our Class A common stock entitling its holder to one vote per share on all matters presented to our stockholders generally, and (2) for Class B common stock, with each share of our Class B common stock entitling its holder to           votes per share on all matters presented to our stockholders generally, and that shares of our Class B common stock may only be held by certain of the Continuing Equity Owners and their respective permitted transferees as described in “Description of Capital Stock—Common Stock—Class B common stock;”

•
we will acquire, by means of one or more mergers, the Blocker Company and will issue to the Blocker Shareholders      shares of our Class A common stock as consideration in the Blocker Mergers;

•
we will issue      shares of our Class B common stock to certain of the Continuing Equity Owners, which is equal to the number of LLC Interests held by such Continuing Equity Owners, for nominal consideration;

•
we will issue      shares of our Class A common stock to the purchasers in this offering (or      shares if the underwriters exercise in full their option to purchase additional shares of Class A common stock) in exchange for net proceeds of approximately $      million (or approximately $      million if the underwriters exercise in full their option to purchase additional shares of Class A common stock) based upon an assumed initial public offering price of $      per share (which is the midpoint of the estimated price range set forth on the cover page of this prospectus), less the underwriting discount and estimated offering expenses payable by us;

•
we will use the net proceeds from this offering to purchase      newly issued LLC Interests (or      LLC Interests if the underwriters exercise in full their option to purchase additional shares of Class A common stock) directly from Fluence Energy, LLC at a price per unit equal to the initial public offering price per share of Class A common stock in this offering less the underwriting discount and estimated offering expenses payable by us;

•
Fluence Energy, LLC intends to use the net proceeds from the sale of LLC Interests to Fluence Energy, Inc. for working capital and other general corporate purposes, as described under “Use of Proceeds;” and

•
Fluence Energy, Inc. and certain of the Continuing Equity Owners will enter into (1) the Stockholders Agreement and the (2) the Registration Rights Agreement, and Fluence Energy, Inc., Fluence Energy, LLC, and certain of the Continuing Equity Owners will enter into the Tax Receivable Agreement. For a description of the terms of the Stockholders Agreement, the Registration Rights Agreement and the Tax Receivable Agreement, see “Certain Relationships and Related Party Transactions.”

Immediately following the consummation of the Transactions (including this offering):
•
Fluence Energy, Inc. will be a holding company and its principal asset will consist of LLC Interests it purchases directly from Fluence Energy, LLC and acquires indirectly from the Blocker Shareholders;

•
Fluence Energy, Inc. will be the sole managing member of Fluence Energy, LLC and will control the business and affairs of Fluence Energy, LLC and its direct and indirect subsidiaries;

•
Fluence Energy, Inc. will own, directly or indirectly,      LLC Interests of Fluence Energy, LLC, representing approximately    % of the economic interest in Fluence Energy, LLC (or      LLC Interests, representing approximately    % of the economic interest in Fluence Energy, LLC if the underwriters exercise in full their option to purchase additional shares of Class A common stock);

•
the Continuing Equity Owners (excluding QIA) will own (1)      LLC Interests of Fluence Energy, LLC, representing approximately    % of the economic interest in Fluence Energy, LLC (or      LLC Interests, representing approximately    % of the economic interest in Fluence Energy, LLC if the underwriters exercise in full their option to purchase additional shares of Class A common stock) and (2)      shares of Class B common stock of Fluence Energy, Inc., representing approximately    % of the combined voting power of all of Fluence Energy, Inc.’s common stock (or      shares of Class B common stock of Fluence Energy, Inc., representing approximately    % if the underwriters exercise in full their option to purchase additional shares of Class A common stock);

•
The Blocker Shareholders will own (1)      shares of Class A common stock of Fluence Energy, Inc. (or      shares of Class A common stock of Fluence Energy, Inc. if the underwriters exercise in full their option to purchase additional shares of Class A common stock), representing approximately    % of the combined voting power of all of Fluence Energy, Inc.’s common stock and approximately    % of the economic interest in Fluence Energy, Inc. (or approximately    % of

the combined voting power and approximately    % of the economic interest if the underwriters exercise in full their option to purchase additional shares of Class A common stock), (2) directly and indirectly through Fluence Energy, Inc.’s ownership of LLC Interests, approximately    % of the economic interest in Fluence Energy, LLC (or approximately    % of the economic interest in Fluence Energy, LLC if the underwriters exercise in full their option to purchase additional shares of Class A common stock) and (3)      shares of Class B common stock of Fluence Energy, Inc., representing approximately    % of the combined voting power of all of Fluence Energy, Inc.’s common stock (or      shares of Class B common stock of Fluence Energy, Inc., representing approximately    % if the underwriters exercise in full their option to purchase additional shares of Class A common stock); and
•
the purchasers in this offering will own (1)      shares of Class A common stock of Fluence Energy, Inc. (or      shares of Class A common stock of Fluence Energy, Inc. if the underwriters exercise in full their option to purchase additional shares of Class A common stock), representing approximately    % of the combined voting power of all of Fluence Energy, Inc.’s common stock and approximately    % of the economic interest in Fluence Energy, Inc. (or approximately    % of the combined voting power and approximately    % of the economic interest if the underwriters exercise in full their option to purchase additional shares of Class A common stock), and (2) through Fluence Energy, Inc.’s ownership of LLC Interests, indirectly will hold approximately    % of the economic interest in Fluence Energy, LLC (or approximately    % of the economic interest in Fluence Energy, LLC if the underwriters exercise in full their option to purchase additional shares of Class A common stock).

As the sole managing member of Fluence Energy, LLC, we will operate and control all the business and affairs of Fluence Energy, LLC and, through Fluence Energy, LLC and its direct and indirect subsidiaries, conduct our business. Following the Transactions, including this offering, Fluence Energy, Inc. will control the management of Fluence Energy, LLC as its sole managing member. As a result, Fluence Energy, Inc. will consolidate Fluence Energy, LLC and record a significant non-controlling interest in a consolidated entity in Fluence Energy, Inc.’s consolidated financial statements for the economic interest in Fluence Energy, LLC held by certain of the Continuing Equity Owners.
Unless otherwise indicated, this prospectus assumes the shares of Class A common stock are offered at $      per share (the midpoint of the estimated price range set forth on the cover page of this prospectus). For more information regarding the impact of the initial offering price on the share information included throughout this prospectus, see “—The Offering.”
For more information regarding the Transactions and our structure, see “Our Organizational Structure.”
Revolving Credit Facility
In connection with this offering, we plan to enter into a $200.0 million revolving credit facility (the “Revolver”) dated on our about the date of the consummation of this offering, by and among Fluence Energy, LLC, as the borrower, Fluence Energy, Inc., as a parent guarantor, the subsidiary guarantors party thereto, the lenders party thereto and J.P. Morgan Chase Bank N.A., as administrative agent and collateral agent. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations— Liquidity and Capital Resources—Revolving Credit Facility.” The effectiveness of the Revolver is conditioned upon the consummation of this offering; however, this offering is not contingent upon the effectiveness of the Revolver.
Ownership Structure
The diagram below depicts our organizational structure after giving effect to the Transactions, including this offering, assuming no exercise by the underwriters of their option to purchase additional shares of Class A common stock.

After giving effect to the Transactions, including this offering, Fluence Energy, Inc. will be a holding company whose principal asset will consist of    % of the outstanding LLC Interests of Fluence Energy, LLC (or    % if the underwriters exercise in full their option to purchase additional shares of our Class A common stock).
Summary Risk Factors
Participating in this offering involves substantial risk. Our ability to execute our strategy is also subject to certain risks. The risks described under the heading “Risk Factors” included elsewhere in this prospectus may cause us not to realize the full benefits of our strengths or may cause us to be unable to successfully execute all or part of our strategy. Some of the most significant challenges and risks we face include the following:
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our limited operating and revenue history as an independent entity and our nascent industry make evaluating our business and future prospects difficult;

•
if we are unable to attract new customers and retain existing customers, our revenue growth will be adversely affected;

•
we have experienced and may continue to experience delays, disruptions, or quality control problems in our manufacturing operations in part due to our third-party manufacturer concentration;

•
we have experienced and may continue to experience exposure to risks associated with construction, utility interconnection, cost overruns, and delays, including those related to obtaining government permits and other contingencies that may arise in the course of completing installations;

•
the interruption of the flow of components and materials from international vendors could disrupt our supply chain, including as a result of the imposition of additional duties, tariffs, and other charges on imports and exports;

•
significant changes in the cost of raw materials or to logistic cost could adversely affect our financial performance;

•
if any energy storage systems provided to our customers contain manufacturing defects, our business and financial results could be adversely affected;

•
a loss of one or more of our significant customers, their inability to perform under their contracts, or their default in payment could harm our business and negatively impact revenue, results of operations, and cash flow;

•
if we fail to manage our recent and future growth effectively, we may be unable to execute our business plan, maintain high levels of customer service, or adequately address competitive challenges;

•
we depend on our senior management team and other key employees, and the loss of one or more of these employees or an inability to attract and retain other highly skilled employees could harm our business;

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if renewable energy technologies are not suitable for widespread adoption or sufficient demand for our hardware and software-enabled services does not develop or takes longer to develop than we anticipate, our sales may decline and we may be unable to achieve or sustain profitability;

•
if we are unable to obtain, maintain, and enforce intellectual property protection for our technology or if the scope of our intellectual property protection is not sufficiently broad, others may be able to develop and commercialize technology substantially similar to ours, and our ability to successfully commercialize our technology may be adversely affected;

•
we have made and expect to continue to make acquisitions, and if we fail to successfully select, execute, or integrate our acquisitions, then our business and operating results could be harmed and our stock price could decline;

•
we are controlled by the Original LLC Owners, whose interests may differ from those of our public stockholders; and

•
the services that we receive from certain of our Continuing Equity Owners may not be sufficient for us to operate our business, and we would likely incur significant incremental costs if we lost access to our Continuing Equity Owners’ services.

Before you invest in our Class A common stock, you should carefully consider all the information in this prospectus, including as set forth in the section titled “Risk Factors.”
Our Corporate Information
Fluence Energy, Inc., the issuer of the Class A common stock in this offering, was incorporated as a Delaware corporation on June 21, 2021. Our corporate headquarters are located at 4601 Fairfax Drive, Suite 600, Arlington, Virginia 22203. Our telephone number is (833) 358-3623.
Our principal website address is https:// fluenceenergy.com. The information on, or that can be accessed through, our website is deemed not to be incorporated in this prospectus or to be part of this prospectus. You should not consider information contained on our website to be part of this prospectus in deciding whether to purchase shares of our Class A common stock.
Implications of Being an Emerging Growth Company
We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). An emerging growth company may take advantage of certain reduced reporting and other requirements that are otherwise generally applicable to public companies. As a result:
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we are required to have only two years of audited financial statements and only two years of related selected financial data and management’s discussion and analysis of financial condition and results of operations disclosure;

•
we are not required to engage an auditor to report on our internal control over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”);

•
we are not required to comply with the requirement of the Public Company Accounting Oversight Board regarding the communication of critical audit matters in the auditor’s report on the financial statements;

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we are not required to submit certain executive compensation matters to stockholder advisory votes, such as “say-on-pay,” “say-on-frequency,” and “say-on-golden parachutes;” and

•
we are not required to comply with certain disclosure requirements related to executive compensation, such as the requirement to present a comparison of our Chief Executive Officer’s compensation to our median employee compensation.

We have elected to take advantage of certain of these reduced disclosure obligations in the registration statement of which this prospectus forms a part. We may take advantage of these reduced reporting and other requirements until such time that we are no longer an emerging growth company. We will remain an emerging growth company until the earliest of: (1) the last day of the fiscal year following the fifth anniversary of the consummation of this offering; (2) the last day of the fiscal year in which we have total annual gross revenue of at least $1.07 billion; (3) the last day of the fiscal year in which we are deemed to be a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which would occur if the market value of our common stock held by non-affiliates exceeded $700.0 million as of the last business day of the second fiscal quarter of such year; or (4) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period.
In addition, the JOBS Act permits an emerging growth company like us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We have elected to take advantage of this extended transition period. As a result, the information that we provide to stockholders may be different than the information you may receive from other public companies in which you hold equity.

The Offering
Issuer
Fluence Energy, Inc.
Shares of Class A common stock offered by us
        shares (or      shares if the underwriters exercise in full their option to purchase additional shares).
Underwriters’ option to purchase additional shares of Class A common stock from us shares.
Shares of Class A common stock to be outstanding immediately after this offering
        shares, representing approximately    % of the combined voting power of all of Fluence Energy, Inc.’s common stock (or      shares, representing approximately    % of the combined voting power of all of Fluence Energy, Inc.’s common stock if the underwriters exercise in full their option to purchase additional shares of Class A common stock),     % of the economic interest in Fluence Energy, Inc. and    % of the indirect economic interest in Fluence Energy, LLC.
Shares of Class B common stock to be outstanding immediately after this offering
        shares, representing approximately    % of the combined voting power of all of Fluence Energy, Inc.’s common stock (or      shares, representing approximately    % of the combined voting power of all of Fluence Energy, Inc.’s common stock if the underwriters exercise in full their option to purchase additional shares of Class A common stock) and no economic interest in Fluence Energy, Inc.
LLC Interests to be held by us immediately after this
offering
       LLC Interests, representing approximately    % of the economic interest in Fluence Energy, LLC (or        LLC Interests, representing approximately    % of the economic interest in Fluence Energy, LLC if the underwriters exercise in full their option to purchase additional shares of Class A common stock).
LLC Interests to be held directly by the Continuing Equity Owners immediately after this offering
       LLC Interests, representing approximately    % of the economic interest in Fluence Energy, LLC (or        LLC Interests, representing approximately    % of the economic interest in Fluence Energy, LLC if the underwriters exercise in full their option to purchase additional shares of Class A common stock).
Ratio of shares of Class A common stock to LLC Interests
Our amended and restated certificate of incorporation and the Fluence Energy LLC Agreement will require that we and Fluence Energy, LLC at all times maintain a one-to-one ratio between the number of shares of Class A common stock issued by us and the number of LLC Interests owned by us, except as otherwise determined by us.

Ratio of shares of Class B common stock to LLC Interests
Our amended and restated certificate of incorporation and the Fluence Energy LLC Agreement will require that we and Fluence Energy, LLC at all times maintain a one-to-one ratio between the number of shares of Class B common stock owned by certain of the Continuing Equity Owners and their respective permitted transferees and the number of LLC Interests owned by such Continuing Equity Owners and their respective permitted transferees, except as otherwise determined by us. Immediately after the Transactions, the Continuing Equity Owners will together own 100% of the outstanding shares of our Class B common stock.
Permitted holders of shares of Class B common stock
Only certain of the Continuing Equity Owners and the permitted transferees of Class B common stock as described in this prospectus will be permitted to hold shares of our Class B common stock. Shares of Class B common stock may not be transferred, except together with an equal number of LLC Interests. See “Certain Relationships and Related Party Transactions—Fluence Energy LLC Agreement.”
Voting rights
Holders of shares of our Class A common stock and our Class B common stock will vote together as a single class on all matters presented to stockholders for their vote or approval, except as otherwise required by law or our amended and restated certificate of incorporation. Each share of our Class A common stock entitles its holders to one vote per share and each share of our Class B common stock entitles its holders to          votes per share on all matters presented to our stockholders generally. See “Description of Capital Stock.”
Redemption rights of holders of LLC Interests
Certain of the Continuing Equity Owners may, subject to certain exceptions, from time to time at each of their options require Fluence Energy, LLC to redeem all or a portion of their LLC Interests in exchange for, at our election (determined solely by our independent directors (within the meaning of the rules of          ) who are disinterested), newly-issued shares of our Class A common stock on a one-for-one basis or a cash payment equal to a volume weighted average market price of one share of our Class A common stock for each LLC Interest so redeemed, in each case, in accordance with the terms of the Fluence Energy LLC Agreement; provided that, at our election (determined solely by our independent directors (within the meaning of the rules of the        ) who are disinterested), we may effect a direct exchange by Fluence Energy, Inc. of such Class A common stock or such cash, as applicable, for such LLC Interests. Such Continuing Equity Owners may, subject to certain exceptions, exercise such redemption right for as long as their LLC Interests remain outstanding. See “Certain Relationships and Related Party Transactions—Fluence Energy LLC Agreement.” Simultaneously with the payment of cash or shares of Class A common stock, as applicable, in connection with a redemption or exchange of LLC Interests pursuant to the terms of the Fluence Energy LLC Agreement, a number of shares of our

Class B common stock registered in the name of the redeeming or exchanging Continuing Equity Owner will automatically be transferred to the Company and will be cancelled for no consideration on a one-for-one basis with the number of LLC Interests so redeemed or exchanged.
Use of proceeds
We estimate, based upon an assumed initial public offering price of $      per share (which is the midpoint of the estimated price range set forth on the cover page of this prospectus), that we will receive net proceeds from this offering of approximately $      million (or $      million if the underwriters exercise in full their option to purchase additional shares of Class A common stock), after deducting the underwriting discount and estimated offering expenses payable by us. We intend to use the net proceeds from this offering to purchase          newly issued LLC Interests (or         LLC Interests if the underwriters exercise in full their option to purchase additional shares of Class A common stock) directly from Fluence Energy, LLC at a price per unit equal to the initial public offering price per share of Class A common stock in this offering less the underwriting discount and estimated offering expenses payable by us. Fluence Energy, LLC intends to use the net proceeds from the sale of LLC Interests to Fluence Energy, Inc. for working capital and other general corporate purposes. Fluence Energy, LLC will bear or reimburse Fluence Energy, Inc. for all of the expenses of this offering. See “Use of Proceeds.”
Dividend policy
We currently intend to retain all available funds and any future earnings to fund the development and growth of our business, and therefore, we do not anticipate declaring or paying any cash dividends on our Class A common stock in the foreseeable future. Holders of our Class B common stock are not entitled to participate in any dividends declared by our board of directors. Because we are a holding company, our ability to pay cash dividends on our Class A common stock depends on our receipt of cash distributions from Fluence Energy, LLC and, through Fluence Energy, LLC, cash distributions and dividends from our other direct and indirect subsidiaries. Our ability to pay dividends may be restricted by the terms of any future credit agreement or any future debt or preferred equity securities of us or our subsidiaries. Any future determination as to the declaration and payment of dividends, if any, will be at the discretion of our board of directors, subject to compliance with contractual restrictions and covenants in the agreements governing our future indebtedness. Any such determination will also depend upon our business prospects, results of operations, financial condition, cash requirements and availability, industry trends, and other factors that our board of directors may deem relevant. See “Dividend Policy.”
Controlled company
exception
After the consummation of the Transactions, we will be considered a “controlled company” for the purposes of the        rules as the Original LLC Owners will have more than 50% of the voting power for the election of directors. See

“Principal Stockholders.” As a “controlled company,” we will not be subject to certain corporate governance requirements, including that: (1) a majority of our board of directors consists of “independent directors,” as defined under the        rules; (2) we have a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; (3) we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and (4) we perform annual performance evaluations of the nominating and corporate governance and compensation committees. As a result, we may not have a majority of independent directors on our board of directors, an entirely independent nominating and corporate governance committee, an entirely independent compensation committee or perform annual performance evaluations of the nominating and corporate governance and compensation committees unless and until such time as we are required to do so.
Tax receivable agreement
We will enter into a Tax Receivable Agreement with Fluence Energy, LLC and certain of the Continuing Equity Owners that will provide for the payment by Fluence Energy, Inc. to such Continuing Equity Owners of 85% of the amount of tax benefits, if any, that Fluence Energy, Inc. actually realizes (or in some circumstances is deemed to realize) as a result of (1) Fluence Energy, Inc.’s allocable share of existing tax basis acquired in connection with the Transactions and increases to such allocable share of existing tax basis; (2) increases in our proportionate share of the tax basis of the assets of Fluence Energy, LLC resulting from (a) Fluence Energy, Inc.’s purchase of LLC Interests directly from Fluence Energy, LLC, (b) future redemptions or exchanges (or deemed exchanges in certain circumstances) of LLC Interests by the Continuing Equity Owners for Class A common stock or cash as described above under “—Redemption rights of holders of LLC Interests,” and (c) certain distributions (or deemed distributions) by Fluence Energy, LLC; and (3) certain additional tax benefits arising from payments made under the Tax Receivable Agreement. See “Certain Relationships and Related Party Transactions—Tax Receivable Agreement” for a discussion of the Tax Receivable Agreement.
Registration rights agreement
Pursuant to the Registration Rights Agreement, we will, subject to the terms and conditions thereof, agree to register the resale of the shares of our Class A common stock that are issued or issuable to certain of the Continuing Equity Owners in connection with the Transactions. See “Certain Relationships and Related Party Transactions—Registration Rights Agreement” for a discussion of the Registration Rights Agreement.
Risk factors
See “Risk Factors” beginning on page 21 and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our Class A common stock.

Trading symbol
We intend to apply to list our Class A common stock on the          under the symbol “FLNC.”
Unless we indicate otherwise or the context otherwise requires, all information in this prospectus:
•
gives effect to the amendment and restatement of the Fluence Energy LLC Agreement that converts all existing ownership interests in Fluence Energy, LLC into      LLC Interests, as well as the filing of our amended and restated certificate of incorporation;

•
gives effect to the other Transactions, including the consummation of this offering;

•
excludes      shares of Class A common stock reserved for issuance under our 2021 Equity Plan, or 2021 Plan;

•
assumes an initial public offering price of $      per share of Class A common stock, which is the midpoint of the estimated price range set forth on the cover page of this prospectus; and

•
assumes no exercise by the underwriters of their option to purchase      additional shares of Class A common stock from us.

Summary Historical and Pro Forma Condensed Consolidated Financial and Other Data
The following tables present the summary historical consolidated financial and other data for Fluence Energy, LLC and its subsidiaries and the summary pro forma consolidated financial and other data for Fluence Energy, LLC. Fluence Energy, LLC is the predecessor of Fluence Energy, Inc. for financial reporting purposes. Fluence Energy, Inc. was formed as a Delaware corporation on June 21, 2021 and has not, to date, conducted any activities other than those incident to its formation, those in preparation for the Transactions and the preparation of this prospectus and the registration statement of which this prospectus forms a part. The summary consolidated statements of operations data and statements of cash flows data for the years ended September 30, 2020 and 2019, and the summary consolidated balance sheet data as of September 30, 2020 and 2019 are derived from the audited consolidated financial statements of Fluence Energy, LLC included elsewhere in this prospectus. The results of operations for the periods presented below are not necessarily indicative of the results to be expected for any future period. The information set forth below should be read together with the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the accompanying notes included elsewhere in this prospectus.
The unaudited pro forma consolidated balance sheet as of September 30, 2020 presents the consolidated financial position of Fluence Energy, LLC after giving pro forma effect to the Transactions, excluding this offering, and Fluence Energy, Inc. adjusted for this offering and the contemplated use of the net proceeds from this offering as described under “Our Organizational Structure” and “Use of Proceeds” as if such transactions had occurred as of the balance sheet date. The unaudited pro forma consolidated statements of operations for the year ended September 30, 2020 present the consolidated results of operations of Fluence Energy, LLC after giving pro forma effect to the Transactions, excluding this offering, and Fluence Energy, Inc. adjusted for this offering and the contemplated use of the net proceeds from this offering as described under “Our Organizational Structure” and “Use of Proceeds” as if such transactions had occurred on October 1, 2019. The pro forma adjustments are based on available information and upon assumptions that our management believes are reasonable in order to reflect, on a pro forma basis, the impact of the Transactions, excluding this offering, and as further adjusted for this offering, on the historical financial information of Fluence Energy, LLC. The unaudited pro forma consolidated financial information is subject to change based on the actual initial public offering price, the number of common shares sold in this offering, and other terms of this offering determined at pricing. The unaudited pro forma consolidated financial information is included for informational purposes only and does not purport to reflect the results of operations or financial position of Fluence Energy, Inc. that would have occurred had it operated according to the organizational structure set forth herein to be in place post-offering as a standalone public company during the periods presented.
The summary of our consolidated financial data set forth below and the pro forma financial data should be read together with our consolidated financial statements and our condensed consolidated interim financial statements and the related notes, as well as the sections captioned “Unaudited Pro Forma Consolidated Financial Information” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus.

	Actual		Pro Forma(1)	Pro Forma As Adjusted(2)
	Fiscal Year Ended September 30,
	2020	2019	Fiscal Year Ended September 30, 2020
(in thousands, except unit and per unit amounts)
Consolidated Statements of Operations Data:
Total revenue	$561,323	$92,151	$	$
Cost of goods and services	553,400	100,068
Gross profit (loss)	7,923	(7,917)
Operating expenses:
Research and development	11,535	9,871
Sales and marketing	16,239	14,963
General and administrative	17,940	13,950
Depreciation and amortization	3,018	2,891
Other income, net	520	1,833
Loss before income taxes	(40,289)	(47,759)
Income expense (benefit)	6,421	(778)
Net loss	$(46,710)	$(46,981)	$	$
Earnings per unit – Class A, basic and diluted	$(5.90)	$(5.93)	$	$
Weighted-average number of units outstanding – Class A, basic and diluted	7,920,000	7,920,000
	Actual		Pro Forma(1)	Pro Forma As Adjusted(2)
	As of September 30,		As of September 30, 2020
(in thousands)	2020	2019
Consolidated Balance Sheet Data:
Cash and cash equivalents	$93,815	$84,113	$	$
Total assets	364,025	188,804
Total liabilities	381,250	163,299
Total members’ equity/stockholders’ equity	(17,225)	25,505
	Actual
	Fiscal Year Ended September 30,
	2020	2019
(in thousands)
Statement of Cash Flows Data:
Net cash (used in) provided by operating activities	$(14,016)	$27,682
Net cash provided by (used in) investing activities	18,220	(22,736)
Net cash provided by financing activities	2,500	10,000

	Actual
	Fiscal Year Ended September 30,
	2020	2019
($ in thousands)
Non-GAAP Financial Measures (unaudited)(3):
Adjusted EBITDA	$(30,383)	$(41,614)
Adjusted Gross Profit (Loss)	$14,401	$(3,437)
Adjusted Gross Profit Margin	2.6%	(3.7)%
Adjusted Net Loss	$(36,959)	$(40,022)
Free Cash Flow	$(15,796)	$24,946

(1)
On a pro forma basis to give effect to the Transactions, excluding this offering. See “Unaudited Pro Forma Consolidated Financial Information.”

(2)
On a pro forma as adjusted basis to reflect the sale and issuance by us of shares of our Class A common stock in this offering, assuming an initial public offering price of $      per share, which is the midpoint of the estimated price range set forth on the cover of this prospectus, and the application of net proceeds from this offering as described under “Use of Proceeds,” as if this offering and the application of the net proceeds of this offering had occurred on September 30, 2020; the Transactions; and the payment by us of estimated offering expenses of $      million. See “Unaudited Pro Forma Consolidated Financial Information.”

(3)
These measures are not prepared in accordance with generally accepted accounting principles in the United States (“GAAP”) and should not be considered in isolation from or substitutions for performance measures calculated in accordance with GAAP. For additional information about these non-GAAP financial measures and reconciliations of the non-GAAP financial measures to the most directly comparable financial measures stated in accordance with GAAP, see the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures.”

Adjusted EBITDA is calculated from the consolidated statements of operations using net income (loss) adjusted for (i) interest income (expense), net, (ii) income taxes, (iii) depreciation and amortization, (iv) equity-based compensation, and (v) other non-recurring income or expenses.
Adjusted Gross Profit (Loss) is calculated using gross profit (loss), adjusted to exclude certain non-recurring income or expenses.
Adjusted Gross Profit Margin is calculated using Adjusted Gross Profit (Loss) divided by revenue.
Adjusted Net Loss is calculated using net Loss, adjusted to exclude (i) amortization of intangibles, (ii) equity-based compensation, (iii) other non-recurring income or expenses, and (iv) tax impact of these adjustments.
Free Cash Flow is calculated from the consolidated statements of cash flows and is defined as net cash provided by operating activities, less purchase of property and equipment made in the period. We expect our Free Cash Flow to fluctuate in future periods as we invest in our business to support our plans for growth. Limitations on the use of Free Cash Flow include (i) it should not be inferred that the entire Free Cash Flow amount is available for discretionary expenditures. For example, cash is still required to satisfy other working capital needs, including short-term investment policy, restricted cash, and intangible assets; (ii) Free Cash Flow has limitations as an analytical tool, and it should not be considered in isolation or as a substitute for analysis of other GAAP financial measures, such as net cash provided by operating activities; and (iii) this metric does not reflect our future contractual commitments.

RISK FACTORS
Investing in our Class A common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information in this prospectus, including our consolidated financial statements and the related notes, before deciding to invest in our Class A common stock. The occurrence of any of the events described below could harm our business, operating results, and financial condition. In such an event, the market price of our Class A common stock could decline, and you may lose all or part of your investment. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business. See “Cautionary Note Regarding Forward-Looking Statements.”
Risks Related to Our Business
Our limited operating and revenue history as an independent entity and our nascent industry make evaluating our business and future prospects difficult.
We were established in January 2018 as a joint venture between Siemens and AES. Since then, we have continued to evolve, including through acquisitions. While both AES and Siemens had approximately ten years of experience in battery-based energy storage before combining those businesses to create Fluence, and we benefit from the industry experience and substantial support AES and Siemens provide, we have a limited history operating our business and generating revenue as an independent entity, and therefore a limited history upon which you can base an investment decision.
Our future growth is dependent on rising demand for clean electric power solutions that can provide electric power with lower carbon emissions and replacement of conventional generation sources and the adoption speed of digital software applications to modernize the efficiency of power assets and the electric grid. Among other renewable energy market trends, we expect our business results to be driven by declines in the cost of generation of renewable power, decreases in the cost of manufacturing battery pack systems, customer needs for services and digital applications, commercial, legal and political pressure for the reduced use of fossil fuels and electric power generation that relies on fossil or other non-renewable fuels, and a rapidly growing energy storage market driven by increasing demand from C&I customers, utilities, and grid operators. However, predicting our future revenue and appropriately budgeting for our expenses is difficult, and we have limited insight into trends that may emerge and affect our business.
If we are unable to attract new customers and retain existing customers, our revenue growth will be adversely affected.
To increase our revenue, our business strategy depends on our ability to attract new customers and retain existing customers. We face competition from other energy storage and digital application providers in the recruitment of potential customers. If we are unable to convince potential customers of the benefits of our services or if potential or existing customers prefer the product and service offerings of one of our competitors, we may not be able to effectively implement our growth strategy. Our inability to recruit new customers and retain existing customers would harm our ability to execute our growth strategy and may have a material adverse effect on our business operations and financial position.
We have experienced and may continue to experience delays, disruptions, or quality control problems in our manufacturing operations in part due to our third-party manufacturer concentration.
Our product development, manufacturing and testing protocols are complex and require significant technological and production process expertise, and we currently depend on a limited number of third-party manufacturers, including for key components of our products. As of today, we have one major contract manufacturer for the Fluence Cube and are planning to expand our set of partners in the near term. As we introduce new products, we plan to expand our regional manufacturing capabilities to further support customers in APAC, EMEA, and the Americas. While the risk of relying on a single vendor will diminish with regional and footprint optimization, expansion may be delayed by the process of vetting and qualifying new manufacturing partners. Further, any vendor delay or disruption could cause a delay or disruption in our ability to meet customer requirements which may result in a loss of customers. Such processes involve a number of precise steps from design to production.
Any change in our processes could cause one or more production errors, requiring a temporary suspension or delay in our production line until the errors can be researched, identified, and properly addressed and rectified. This may occur particularly as we introduce new products, modify our engineering and production techniques, and/or expand our capacity. In addition, our failure to maintain appropriate quality assurance processes could result in increased product failures, loss of customers, increased warranty reserve, or increased production and logistics costs, and delays. Any of these developments could have a material adverse effect on our business, financial condition, and results of operations.
We have experienced and may continue to experience exposure to risks associated with construction, utility interconnection, cost overruns, and delays, including those related to obtaining government permits and other contingencies that may arise in the course of completing installations.
Although we generally are not regulated as a utility, federal, state, and local government statutes and regulations concerning electricity heavily influence the market for our product and services. These statutes and regulations often relate to electricity pricing, net metering, incentives, taxation, and the rules surrounding the interconnection of customer-owned electricity generation for specific technologies. In the U.S., governments frequently modify these statutes and regulations. Governments, often acting through state utility or public service commissions, change and adopt different requirements for utilities and rates for commercial customers on a regular basis. Changes, or in some cases a lack of change, in any of the laws, regulations, ordinances, or other rules that apply to customer installations and new technology could make it more costly for our customers to install and operate our energy storage systems on particular sites, and in turn could negatively affect our ability to deliver cost savings to customers for the purchase of electricity.
The installation and operation of our energy storage systems at a particular site are also generally subject to oversight and regulation in accordance with national, state, and local laws and ordinances relating to building codes, safety, environmental protection, and related matters, and typically require obtaining and keeping in good standing various local and other governmental approvals and permits, including environmental approvals and permits, that vary by jurisdiction. In some cases, these approvals and permits require periodic renewal. It is difficult and costly to track the requirements of every individual authority having jurisdiction over energy storage system installations, to design our energy storage systems to comply with these varying standards, and for our customers to obtain all applicable approvals and permits. We cannot predict whether or when all permits required for a given customer’s project will be granted or whether the conditions associated with the permits will be achievable. The denial of a permit or utility connection essential to a project or the imposition of impractical conditions would impair our customer’s ability to develop the project. In addition, we cannot predict whether the permitting process will be lengthened due to complexities and appeals. Delay in the review and permitting process for a project can impair or delay our customers’ abilities to develop that project or increase the cost so substantially that the project is no longer attractive to our customers. Furthermore, unforeseen delays in the review and permitting process could delay the timing of the installation of our energy storage systems and could therefore adversely affect the timing of the recognition of revenue related to hardware acceptance by our customer, which could adversely affect our operating results in a particular period.
The production and installation of our energy storage systems also involves the incurrence of various project costs and can entail project modifications. We have policies and procedures regarding the approval of project costs and modifications. In connection with our limited operating history and our significant growth, we have in the past experienced and may in the future experience incurrence of project costs without proper documentation or adhering to our policies and procedures. We have implemented additional training on our policies and procedures in this regard. In addition, disagreements with our customers and suppliers have arisen and may in the future arise with respect to project schedules, work and modifications, which can result in the need to find different suppliers, loss of future business, additional costs to us and not realizing the anticipated profit from the project.
In addition, the successful installation of our energy storage systems is dependent upon the availability of and timely connection to the local electric grid. Our customers may be unable to obtain the required consent and authorization of local utilities to ensure successful interconnection to energy grids to enable the successful discharge of renewable energy. Any delays in our customers’ ability to connect with utilities, delays in the performance of installation-related services, or poor performance of installation-related services will have an adverse effect on our results and could cause operating results to vary materially from period to period.
The interruption of the flow of components and materials from international vendors could disrupt our supply chain, including as a result of the imposition of additional duties, tariffs, and other charges on imports and exports.
We purchase some of our components and materials outside of the United States through arrangements with various vendors, and have experienced limited isolated delays in obtaining these components and materials as a result of the recent coronavirus (“COVID-19”) pandemic. Political, social, or economic instability in these regions, or in other regions where our products are made, could cause future disruptions in trade. Actions in various countries have created uncertainty with respect to tariff impacts on the costs of some of our components and materials. The degree of our exposure is dependent on (among other things) the type of materials, rates imposed, and timing of the tariffs. Other events that could also cause disruptions to our supply chain include:
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the imposition of additional trade law provisions or regulations;

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the imposition of additional duties, tariffs and other charges on imports and exports, including as a result of the escalating trade war between China and the United States;

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quotas imposed by bilateral trade agreements;

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foreign currency fluctuations;

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logistics and shipping constraints;

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natural disasters;

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public health issues and epidemic diseases, their effects (including any disruptions they may cause) or the perception of their effects;

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theft;

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restrictions on the transfer of funds;

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the financial instability or bankruptcy of vendors; and

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significant labor disputes, such as dock strikes.

We cannot predict whether the countries in which our components and materials are sourced, or may be sourced in the future, will be subject to new or additional trade restrictions imposed by the United States or other foreign governments, including the likelihood, type, or effect of any such restrictions. Trade restrictions, including new or increased tariffs or quotas, border taxes, embargoes, safeguards, and customs restrictions against certain components and materials, as well as labor strikes and work stoppages or boycotts, could increase the cost or reduce or delay the supply of components and materials available to us and adversely affect our business, financial condition or results of operations.
Significant changes in the cost of raw materials or to logistic cost could adversely affect our financial performance.
We are subject to risk from fluctuating market prices of certain commodity raw materials, including steel and aluminum, that are used in our products. Prices of these raw materials may be affected by supply restrictions or other logistic costs market factors from time to time, and we do not enter into hedging arrangements to mitigate commodity risk. Significant price changes for these raw materials could reduce our operating margins if we are unable to recover such increases from our customers, and could harm our business, financial condition, and results of operations.
Failure by our vendors or our component or raw material suppliers to use ethical business practices and comply with applicable laws and regulations may adversely affect our business.
We do not control our vendors or suppliers or their business practices. Accordingly, we cannot guarantee that they follow ethical business practices, such as fair wage practices and compliance with environmental, safety, and other local laws. A lack of demonstrated compliance could lead us to seek alternative manufacturers or suppliers, which could increase our costs and result in delayed delivery of our products, product shortages, or other disruptions of our operations. Violation of labor or other laws by our manufacturers or suppliers or the divergence of a supplier’s labor or other practices from those generally accepted as ethical in the U.S. or other markets in which we do business could also attract negative publicity for us and harm our business.
We face supply chain competition and, in some instances, have entered into long-term supply agreements that could result in insufficient inventory and negatively affect our results of operations.
We have entered into long-term supply agreements with certain suppliers and contract manufacturers of batteries, inverters, and other components of our energy storage systems. Some of these supply agreements provide for fixed or inflation-adjusted pricing, substantial prepayment obligations, and commitments to continue purchasing certain levels of components in future periods regardless of the level of demand we receive from customers. If our suppliers provide insufficient inventory at the level of quality required to meet customer demand, or if our suppliers are unable or unwilling to provide us with the contracted quantities, as we have limited alternatives for supply in the short term, our results of operations could be materially and negatively impacted. If our customers do not provide sufficient demand to purchase the levels of inventory we have committed to purchasing in future periods, our ability to generate revenue or cash flows may be limited.
Further, we face significant specific counterparty risk under long-term supply agreements when dealing with certain suppliers without a long, stable production and financial history. Given the uniqueness of our product, many of our suppliers do not have a long operating history and may not have substantial capital resources. In the event any such supplier experiences financial difficulties, it may be difficult or may require substantial time and expense to replace such supplier. We do not know whether we will be able to maintain long-term supply relationships with our critical suppliers, or secure new long-term supply agreements. Additionally, many of the battery storage systems and components of our energy storage systems are procured from foreign suppliers, which exposes us to risks including unforeseen increases in costs or interruptions in supply arising from changes in applicable international trade regulations, such as taxes, tariffs, or quotas. Any of the foregoing could materially adversely affect our business, financial condition, and results of operations.
Certain of our suppliers also supply systems and components to other businesses, including businesses engaged in the production of electric vehicles, consumer electronics and other industries unrelated to energy storage systems. As a relatively low-volume purchaser of certain of these parts and materials, we may be unable to procure a sufficient supply of the items on favorable terms or at all, in the event that our suppliers fail to produce sufficient quantities to satisfy the demands of all of their customers, which could materially adversely affect our business, financial condition, and results of operations.
If any energy storage systems provided to our customers contain manufacturing defects, our business and financial results could be adversely affected.
The energy storage systems we develop are complex energy solutions. We rely on our component OEM suppliers and contract manufacturers to control the quality of certain components that make up the energy storage systems sold to our customers. We do not manufacture the batteries or other components of the energy storage systems. As a result, our ability to seek recourse for liabilities and recover costs from our component OEM suppliers and contract manufacturers depends on our contractual rights as well as the financial condition and integrity of such component OEM suppliers and contract manufacturers that supply us with the batteries and other components of our energy storage systems. Such systems may contain undetected or latent errors or defects. In the past, we have from time to time discovered latent defects in energy storage systems. In connection with such defects in the future, we could incur significant expenses or disruptions of our operations. Any manufacturing defects or other failures of our energy storage systems to perform as expected could cause us to incur significant re-engineering costs, divert the attention of our personnel from operating and maintenance efforts, expose us to adverse regulatory action, and significantly and adversely affect customer satisfaction, market acceptance, and our business reputation. Furthermore, our component OEM suppliers and contract manufacturers may be unable to correct manufacturing defects or other failures of any energy storage systems in a manner satisfactory to our customers, which could adversely affect customer satisfaction, market acceptance, and our business reputation.
On rare occasions, lithium-ion batteries can rapidly release the energy they contain by venting smoke and flames in a manner that can ignite nearby materials as well as other lithium-ion batteries. This faulty result could subject us to lawsuits, product recalls, or redesign efforts, all of which would be time consuming and expensive. For example, in April 2019, the McMicken energy storage facility in Arizona experienced a thermal event and subsequent explosion, injuring several first responders and making the facility inoperable. The facility was built by AES prior to the creation of Fluence, and was under a maintenance contract with Fluence. The response and investigation required significant expense and the devotion of significant management time. Also, negative public perceptions regarding the suitability of lithium-ion batteries for energy applications or any future incident involving lithium-ion batteries, such as a plant, vehicle or other fire, even if such incident does not involve hardware provided by us, could adversely affect our business and reputation.
A loss of one or more of our significant customers, their inability to perform under their contracts, or their default in payment could harm our business and negatively impact revenue, results of operations, and cash flow.
We are dependent on a relatively small number of customers for our sales, and a small number of customers have historically accounted for a material portion of our revenue. The loss of any one of the Company’s significant customers, their inability to perform under their contracts, or their default in payment could have a materially adverse effect on the revenues and profits of the Company. For the near future, we may continue to derive a significant portion of our net sales from a small number of customers. For the year ended September 30, 2020, our top five customers, in the aggregate, accounted for approximately 90% of our revenue. Accordingly, loss of a significant customer or a significant reduction in pricing or order volume from a significant customer could materially reduce net sales and operating results in any reporting period.
If we fail to manage our recent and future growth effectively, we may be unable to execute our business plan, maintain high levels of customer service, or adequately address competitive challenges.
We have experienced significant growth in recent periods. We intend to continue to expand our business significantly within existing and new market segments. This growth has placed, and any future growth may place, a significant strain on our management, operational, and financial infrastructure. In particular, we will be required to expand, train, and manage our growing employee base and scale and otherwise improve our IT infrastructure in tandem with that headcount growth. Our management will also be required to maintain and expand our relationships with customers, suppliers, channel partners, and other third parties and attract new customers and suppliers, as well as manage multiple geographic locations. Our current and planned operations, personnel, IT, and other systems and procedures might be inadequate to support our future growth and may require us to make additional unanticipated investment in our infrastructure. Our success and ability to further scale our business will depend, in part, on our ability to manage these changes in a cost-effective and efficient manner. If we cannot manage our growth, we may be unable to take advantage of market opportunities, execute our business strategies, or respond to competitive pressures. This could also result in declines in quality or customer satisfaction, increased costs, difficulties in introducing new offerings, or other operational difficulties. Any failure to effectively manage growth could adversely impact our business and reputation.
If we are not able to maintain and enhance our reputation and brand recognition, our business and results of operations will be harmed.
We believe that maintaining and enhancing our reputation and brand recognition is critical to our relationships with customers. The promotion of our brand may require us to make substantial investments, and we anticipate that, as our market becomes increasingly competitive, these marketing initiatives may become increasingly difficult and expensive. Our marketing activities may not be successful or yield increased revenue, and to the extent that these activities yield increased revenue, the increased revenue may not offset the expenses we incur, and our results of operations could be harmed. In addition, any factor that diminishes our reputation or that of our management, including failing to meet the expectations of or provide quality products and services to our customers, or any adverse publicity or litigation involving or surrounding us, one of our centers, or our management, could make it substantially more difficult for us to attract new customers. If we do not successfully maintain and enhance our reputation and brand recognition, our business may not grow, and we could lose our relationships with customers, which would harm our business, results of operations, and financial condition.
Our growth depends in part on the success of our relationships with third parties.
We rely on third-party general contractors to install energy storage systems at our customers’ sites. We currently work with a limited number of general contractors, which has impacted and may continue to impact our ability to facilitate customer installations as planned. Our work with contractors or their subcontractors may have the effect of our being required to comply with additional rules (including rules unique to our customers), working conditions, site remediation, and other union requirements, which can add costs and complexity to an installation project. The timeliness, thoroughness, and quality of the installation-related services performed by our general contractors and their subcontractors in the past have not always met our expectations or standards and in the future may not meet our expectations and standards, and it may be difficult to find and train third-party general contractors that meet our standards at a competitive cost.
In addition, a key component of our growth strategy is to develop or expand our relationships with third parties. For example, we are investing resources in establishing strategic relationships with market players across a variety of industries, including large renewable project developers, to generate new customers. These programs may not roll out as quickly as planned or produce the results we anticipated. A significant portion of our business depends on attracting new counterparties and retaining existing counterparties. Negotiating relationships with our counterparties, investing in due diligence efforts with potential counterparties, training such third parties and contractors, and monitoring them for compliance with our standards requires significant time and resources and may present greater risks and challenges than expanding a direct sales or installation team. If we are unsuccessful in establishing or maintaining our relationships with these third parties, our ability to grow our business and address our market opportunity could be impaired. Even if we are able to establish and maintain these relationships, we may not be able to execute on our goal of leveraging these relationships to meaningfully expand our business, brand recognition and customer base. Such circumstance would limit our growth potential and our opportunities to generate significant additional revenue or cash flows.
We depend on our senior management team and other key employees, and the loss of one or more of these employees or an inability to attract and retain other highly skilled employees could harm our business.
Our success depends largely upon the continued services of our senior management team and other key employees. We rely on our leadership team in the areas of sales and operations, information technology and security, marketing, and general and administrative functions. From time to time, there may be changes in our executive management team resulting from the hiring or departure of executives, which could disrupt our business. Our executive officers and other key personnel are not subject to any restrictions that would require them to continue to work for us for any specified period and, therefore, they could terminate their employment with us at any time. The loss of one or more of the members of our senior management team, or other key employees, could harm our business. Changes in our executive management team may also cause disruptions in, and harm to, our business. See “—We must attract and retain highly qualified personnel in order to execute our growth plan.”
We must attract and retain highly qualified personnel in order to execute our growth plan.
Competition for highly qualified personnel is intense. We have, from time to time, experienced, and we expect to continue to experience, difficulty in hiring and retaining employees with appropriate qualifications. Many of the companies with which we compete for experienced personnel have greater resources than we have. If we hire employees from competitors or other companies, their former employers may attempt to assert that these employees or we have breached certain legal obligations, resulting in a diversion of our time and resources. If we fail to attract new personnel or fail to retain and motivate our current personnel, our business and future growth prospects could be harmed.

Our products and technology could have undetected defects, errors, or bugs in hardware or software which could reduce market adoption, damage our reputation with current or prospective customers and/or expose us to product liability and other claims that could materially and adversely affect our business.
We may be subject to claims that our hardware and software-enabled services have malfunctioned and persons were injured or purported to be injured. Any insurance that we carry may not be sufficient or it may not apply to all situations. Similarly, to the extent that such malfunctions are related to components obtained from third-party vendors, such vendors may not assume responsibility for such malfunctions. In addition, our customers could be subjected to claims as a result of such incidents and may bring legal claims against us to attempt to hold us liable. Any of these events could adversely affect our brand, relationships with customers, operating results, or financial condition.
Furthermore, our products and technology platform are complex and developed by many employees with various components of hardware and software sourced from third-parties. Our products and software have contained design and manufacturing-related defects and errors and may in the future contain undetected defects or errors. We are continuing to evolve the features and functionality of our products and technology platform through updates and enhancements, and as we do, we may introduce additional defects or errors that may not be detected until after deployment to customers through our hardware. In addition, if our hardware and software-enabled services, including any updates or patches, are not implemented or used correctly or as intended, inadequate performance, data breaches, and disruptions in service may result.
In particular, the Fluence Trading Platform delivers artificial intelligence-enabled bidding software for utility-scale storage and renewable generation assets, enabling customers to optimize asset trading in wholesale electricity markets. While we generally are not regulated as a utility or a broker-dealer, customers of the Fluence Trading Platform are regulated utilities. We could experience scrutiny from regulators for providing the Fluence Trading Platform to our customers.
Any defects or errors in product or services offerings, or the perception of such defects or errors, or other performance problems could result in any of the following, each of which could adversely affect our business, financial condition, and results of operations:
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expenditure of significant financial and product development resources, including recalls, in efforts to analyze, correct, eliminate, or work around errors or defects;

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loss of existing or potential customers or partners;

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interruptions or delays in sales;

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delayed or lost revenue;

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delay or failure to attain market acceptance;

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delay in the development or release of new functionality or improvements;

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negative publicity and reputational harm;

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sales credits or refunds;

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security vulnerabilities, data breaches, and exposure of confidential or proprietary information;

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diversion of development and customer service resources;

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breach of warranty claims;

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legal claims under applicable laws, rules, and regulations; and

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the expense and risk of litigation.

Although we have contractual protections, such as warranty disclaimers and limitation of liability provisions, in many of our agreements with customers, resellers, and other business partners, such protections may not be uniformly implemented in all contracts and, where implemented, may not fully or effectively protect from claims by customers, resellers, business partners or other third parties. Any insurance coverage or indemnification obligations of suppliers may not adequately cover all such claims, or cover only a portion of such claims. A successful product liability, warranty, or other similar claim could have an adverse effect on our business, financial condition, and operating results. In addition, even claims that ultimately are unsuccessful could result in expenditure of funds in litigation, divert management’s time and other resources, and cause reputational harm.
Compromises, interruptions, or shutdowns of our systems, including those managed by third parties, whether intentional or inadvertent, could lead to delays in our business operations and, if significant or extreme, affect our results of operations.
From time to time, our systems require modifications and updates, including by adding new hardware, software, and applications; maintaining, updating, or replacing legacy programs; and integrating new service providers and adding enhanced or new functionality. Although we are actively selecting systems and vendors and implementing procedures to enable us to maintain the integrity of our systems when we modify them, there are inherent risks associated with modifying or replacing systems, and with new or changed relationships, including accurately capturing and maintaining data, realizing the expected benefit of the change, and managing the potential disruption of the operation of the systems as the changes are implemented. Potential issues associated with implementation of these technology initiatives could reduce the efficiency of our operations in the short term. The efficient operation and successful growth of our business depends upon our information technology systems. The failure of our information technology systems and the third-party systems we rely on to perform as designed, or our failure to implement and operate them effectively, could disrupt our business or subject us to liability and thereby have a material adverse effect on our business, financial condition, results of operations, and prospects.
Our current and planned foreign operations could subject us to additional business, financial, regulatory, and competitive risks.
We sell our products in a number of different countries, including the United States, the United Kingdom, multiple EU countries, Australia, and the Philippines. We have in the past, and may in the future, evaluate opportunities to expand into new geographic markets and introduce new product offerings and services that are a natural extension of our existing business. We also may from time to time engage in acquisitions of businesses or product lines with the potential to strengthen our market position, enable us to enter attractive markets, expand our technological capabilities, or provide synergy opportunities.
Our success operating in these new geographic or product markets, or in operating any acquired business, will depend on a number of factors, including our ability to develop solutions to address the requirements of the battery energy storage industry, our timely qualification and certification of new products, our ability to manage increased manufacturing capacity and production, and our ability to identify and integrate any acquired businesses.
Further, any additional markets that we may enter could have different characteristics from the markets in which we currently sell products, and our success will depend on our ability to adapt properly to these differences. These differences may include regulatory requirements, including tax laws, trade laws, labor regulations, tariffs, export quotas, customs duties, or other trade restrictions, limited or unfavorable intellectual property protection, international, political, or economic conditions, restrictions on the repatriation of earnings, longer sales cycles, warranty expectations, product return policies, and cost, performance, and compatibility requirements. In addition, expanding into new geographic markets will increase our exposure to presently existing and new risks, such as fluctuations in the value of foreign currencies and difficulties and increased expenses in complying with United States and foreign laws, regulations, and trade standards, including the Foreign Corrupt Practices Act of 1977, as amended.
Tax laws and regulations in various jurisdictions where we currently operate or may operate in the future also could result in additional tax liabilities for us or otherwise adversely affect us. See the discussion under “—Changes in tax laws or regulations that are applied adversely to us or our customers could materially adversely affect our business, financial condition, results of operations and prospects.” below.
Failure to develop and introduce new products successfully into the market, to successfully integrate acquired businesses or to otherwise manage the risks and challenges associated with our potential expansion into new product and geographic markets, could adversely affect our revenues and our ability to sustain profitability.

Amounts included in our pipeline may not result in actual revenue or translate into profits.
As of September 30, 2020, our pipeline, which represents unsigned contracts we are in the process of documenting, was 21,360 MW. Our pipeline is based on numerous assumptions and limitations, is calculated using our internal data that have not been independently verified by third parties and may not provide an accurate indication of our future or expected results. Pipeline is an internal management metric that we construct from market information reported by our global sales force. We monitor and track our pipeline but it is not maintained or audited in accordance with U.S. GAAP. We cannot guarantee that our pipeline will result in actual revenue in the originally anticipated period or at all. Our pipeline may not generate margins equal to our historical operating results. We have only recently begun to track our pipeline on a consistent basis, and as a result, we do not have significant experience in determining the level of realization that we will achieve on these contracts. Our customers may experience project delays or cancel orders as a result of external market factors and economic or other factors beyond our control. If our pipeline fails to result in revenue at all or in a timely manner, we could experience a reduction in revenue, profitability, and liquidity. See the sections titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Operating Metrics—Pipeline” for additional information regarding our pipeline and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Factors And Trends” for additional information regarding our pipeline and installed and contracted capacity.
Our hardware and software-enabled services involve a lengthy sales and installation cycle, and if we fail to close sales on a regular and timely basis it could adversely affect our business, financial condition, and results of operations.
Our sales cycle is typically three (3) to twelve (12) months for our hardware and software-enabled services but can vary considerably. In order to make a sale, we must typically provide a significant level of education to prospective customers regarding the use and benefits of our hardware and software-enabled services.
The period between initial discussions with a potential customer and the sale of even a single energy storage system typically depends on a number of factors, including the potential customer’s budget and decision as to the type of financing it chooses to use, as well as the arrangement of such financing. Prospective customers often undertake a significant evaluation process, which may further extend the sales cycle. This lengthy sales and installation cycle is subject to a number of significant risks over which we have little or no control. Because of both the long sales and installation cycles, we may expend significant resources without having certainty of generating a sale.
These lengthy sales and installation cycles increase the risk that our customers may fail to satisfy their payment obligations, cancel orders before the completion of the transaction, or delay the planned date for installation. Cancellation rates may be impacted by factors outside of our control including an inability to install an energy storage system at the customer’s chosen location because of permitting or other regulatory issues, unanticipated changes in the cost or availability of alternative sources of electricity available to the customer, or other reasons unique to each customer. Our operating expenses are based on anticipated sales levels, and many of our expenses are fixed. If we are unsuccessful in closing sales after expending significant resources or if we experience delays or cancellations, our business, financial condition, and results of operations could be adversely affected.
Additionally, we have long-term, multi-year service contracts with some of our customers. If those contracts are terminated or if we are unable to continue to fulfill the obligations under such contracts, our business, financial condition, and results of operations could be adversely affected.
Any failure to offer high-quality technical support services may adversely affect our relationships with our customers and adversely affect our financial results.
Our customers depend on our support organization to resolve any technical issues relating to our hardware and software-enabled services. In addition, we have, in some instances, provided performance guarantees for our products and services to our customers. Any failure meet such guarantees or to maintain high-quality and highly-responsive technical support, or a market perception that we do not maintain high-quality and highly-responsive support, could adversely affect our reputation, our ability to sell our products to existing and prospective customers, and our business, financial condition, and results of operations.
We offer technical support services with our hardware and software-enabled services and may be unable to respond quickly enough to accommodate short-term increases in demand for support services, particularly as we increase the size of our customer base. We also may be unable to modify the format of our support services to compete with changes in support services provided by competitors. It is difficult to predict demand for technical support services and if demand increases significantly, we may be unable to provide satisfactory support services to our customers. Additionally, increased demand for these services, without corresponding revenue, could increase costs and adversely affect our business, financial condition, and results of operations.
We may experience difficulties in establishing mass manufacturing capacity and estimating potential cost savings and efficiencies from anticipated improvements to our manufacturing capabilities.
While our manufacturing output achieved to date is already at commercial scale, it is a fraction of what we expect will be necessary to fully meet the demand we see in the market for our products. The manufacturing process for our expected full commercial scale is still being refined and improved. There are risks associated with scaling up manufacturing to larger commercial volumes including, among others, technical or other problems with process scale-up, process reproducibility, stability issues, quality consistency, timely availability of raw materials, cost overruns, and adequate definitions or qualifications for safety, reliability, and quality. In addition, in connection with our limited operating history and our significant growth, we have in the past experienced and may in the future experience incurrence of project costs without proper documentation or adhering to our policies and procedures. There is no assurance that our manufacturers will be successful in establishing a larger-scale commercial manufacturing process that achieves our objectives for manufacturing capacity and cost per battery, in a timely manner or at all. If we are unable to produce sufficient quantities of product on a timely basis and in a cost-effective manner, the Company’s commercialization efforts would be impaired which could materially affect our business, financial condition, results of operations, and growth prospects.
If our estimates of useful life for our energy storage systems and related hardware and software-enabled services are inaccurate or if our component OEM suppliers do not meet service and performance warranties and guarantees, our business and financial results could be adversely affected.
We sell hardware and software-enabled services to our customers. Our software-enabled services are essential to the operation of these hardware products. Our pricing of services contracts is based upon the value we expect to deliver to our customers, including considerations such as the useful life of the energy storage system and prevailing electricity prices. We also provide warranties and guarantees covering the efficiency and performance of certain of our products and digital applications, in some cases up to 25 years in length. We do not have a long history with a large number of field deployments, and our estimates may prove to be incorrect. Failure to meet these performance warranties and guarantee levels may require us to refund our service contract payments to the customer or require us to make cash payments to the customer based on actual performance, as compared to expected performance.
As part of growing our business, we have made and expect to continue to make acquisitions. If we fail to successfully select, execute, or integrate our acquisitions, then our business and operating results could be harmed and our stock price could decline.
We will continuously evaluate potential acquisitions to add new product lines and technologies, gain new sales channels, or enter into new sales territories. For example, in 2020, we acquired AMS’ software and digital intelligence platform, which became the Fluence Trading Platform. Acquisitions involve numerous risks and challenges, including but not limited to the following:
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integrating the companies, assets, systems, products, sales channels, and personnel that we acquire;

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higher than anticipated acquisition and integration costs and expenses;

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reliance on third parties to provide transition services for a period of time after closing to ensure an orderly transition of the business;

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growing or maintaining revenues to justify the purchase price and the increased expenses associated with acquisitions;

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entering into territories or markets with which we have limited or no prior experience;

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establishing or maintaining business relationships with customers, vendors, and suppliers who may be new to us;

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overcoming the employee, customer, vendor, and supplier turnover that may occur as a result of the acquisition;

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disruption of, and demands on, our ongoing business as a result of integration activities including diversion of management’s time and attention from running the day to day operations of our business;

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inability to implement uniform standards, disclosure controls and procedures, internal controls over financial reporting, and other procedures and policies in a timely manner;

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inability to realize the anticipated benefits of or successfully integrate with our existing business the businesses, products, technologies or personnel that we acquire; and

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potential post-closing disputes.

As part of undertaking an acquisition, we may also significantly revise our capital structure or operational budget, such as issuing common stock that would dilute the ownership percentage of our stockholders, assuming liabilities or debt, utilizing a substantial portion of our cash resources to pay for the acquisition, or significantly increasing operating expenses. In addition, our effective tax rate in any particular quarter may also be impacted by acquisitions. Following the closing of an acquisition, we may also have disputes with the seller regarding contractual requirements and covenants, purchase price adjustments, contingent payments, or for indemnifiable losses. Any such disputes may be time consuming and distract management from other aspects of our business. In addition, if we increase the pace or size of acquisitions, we will have to expend significant management time and effort into the transactions and integrations, and we may not have the proper human resources bandwidth to ensure successful integrations and accordingly, our business could be harmed or the benefits of our acquisitions may not be realized.
As part of the terms of an acquisition, we may commit to pay additional contingent consideration if certain revenue or other performance milestones are met. We are required to evaluate the fair value of such commitments at each reporting date and adjust the amount recorded if there are changes to the fair value.
We cannot ensure that we will be successful in identifying, selecting, executing, and integrating acquisitions. Failure to manage and successfully integrate acquisitions could materially harm our business and operating results. In addition, if stock market analysts or our stockholders do not support or believe in the value of the acquisitions that we choose to undertake, our stock price may decline.
We may acquire companies for both strategic and financial reasons but may not realize a return on our investments.
We have acquired, and plan to continue to seek to acquire, other companies to further our strategic objectives and support our key business initiatives. These investments may include acquiring equity or debt instruments of public or private companies which may be non-marketable at the time of our initial investment. We do not restrict the types of companies which we might seek to acquire. These companies may range from early-stage companies that are often still defining their strategic direction to more mature companies with established revenue streams and business models. We must also analyze tax, accounting, and legal issues when making these acquisitions. If we do not structure these acquisitions properly, we may be subject to certain unfavorable accounting or tax impact.
We face risks related to actual or threatened health epidemics, such as the COVID-19 pandemic, and other outbreaks, which could significantly disrupt our suppliers’ manufacturing and our operations.
Our business could be adversely impacted by the effects of a widespread outbreak of contagious disease, including the recent outbreak of respiratory illness caused by COVID-19. Any widespread outbreak of contagious diseases, and other adverse public health developments, could cause disruption to, among other things, our ground operations at project sites, our manufacturing facilities and our suppliers and vendors located in the United States, Asia and elsewhere and have a material and adverse effect on our business operations. Our ground operations at project sites, our manufacturing facilities and our suppliers and vendors could be disrupted by worker absenteeism, quarantines, shortage of COVID-19 test kits and personal protection equipment for employees, office and factory closures, disruptions to ports and other shipping infrastructure, or other travel or health-related restrictions. If our ground operations at project sites, our manufacturing facilities and our suppliers or vendors are so affected, our supply chain, manufacturing and product shipments will be delayed, which could adversely affect our business, operations and customer relationships. For example, our suppliers and vendors in Asia have been affected by business closures and disruptions to ports and other shipping infrastructure. In addition, the macroeconomic effects of the COVID-19 pandemic in the United States and other markets has resulted in a widespread health crisis that has adversely affected the economies and financial markets of many countries, resulting in an economic downturn that could affect demand for our products and impact our operating results.
Given the ongoing and dynamic nature of the circumstances, it is difficult to predict the full impact of the COVID-19 pandemic on our business. The extent of such impact will depend on future developments, which are highly uncertain, including when the COVID-19 pandemic can be controlled and abated. Further, while jurisdictions in which we operate have gradually allowed the reopening of businesses and other organizations and removed the sheltering restrictions, it is premature to assess whether doing so will result in a meaningful increase in economic activity and the impact of such actions on further COVID-19 cases.
We are monitoring the recent global health emergency driven by the potential impact of the COVID-19 pandemic, along with global supply and demand dynamics. The extent to which these events may impact our business will depend on future developments, which are highly uncertain and cannot be predicted at this time.
Although we have thus far avoided significant impact to performance of operations, and have not incurred, to date, liquidated damages due to delay, we have encountered and could encounter in future project delays due to impacts on suppliers, customers, or others. The duration and intensity of these impacts and resulting disruption to our operations is uncertain and continues to evolve as of the date of this filing. Accordingly, management will continue to monitor the impact of the global situation on its financial condition, liquidity, operations, suppliers, industry, and workforce.
To the extent the COVID-19 pandemic adversely affects our financial condition, operating results and cash flows, it may also have the effect of heightening many of the other risks described in this “Risk Factors” section, such as those relating to our high level of indebtedness, our need to generate sufficient cash flows to service our indebtedness and our ability to comply with the covenants contained in the agreements that govern our indebtedness.
Risks Related to Our Industry
If renewable energy technologies are not suitable for widespread adoption or sufficient demand for our hardware and software-enabled services does not develop or takes longer to develop than we anticipate, our sales may decline, and we may be unable to achieve or sustain profitability.
The market for renewable, distributed energy generation is emerging and rapidly evolving, and its future success is uncertain. If renewable energy generation proves unsuitable for widespread commercial deployment or if demand for our renewable energy hardware and software-enabled services fails to develop sufficiently, we would be unable to achieve sales and market share.
Many factors may influence the widespread adoption of renewable energy generation and demand for our hardware and software-enabled services, including, but not limited to, the cost-effectiveness of renewable energy technologies as compared with conventional and competitive technologies, the performance and reliability of renewable energy products as compared with conventional and non-renewable products, fluctuations in economic and market conditions that impact the viability of conventional and competitive alternative energy sources, increases or decreases in the prices of oil, coal and natural gas, continued deregulation of the electric power industry and broader energy industry, and the availability or effectiveness of government subsidies and incentives. You should consider our prospects in light of the risks and uncertainties emerging companies encounter when introducing new products and services into a nascent industry.
The growth and profitability of our business is dependent upon the continued decline in the cost of battery storage. Over the last decade the cost of battery storage systems, particularly lithium-ion based battery storage systems, have declined significantly. This lower cost has been driven by advances in battery technology, maturation of the battery supply chain, the scale of battery production by the leading manufacturers and other factors. The growth of our hardware sales and related software-enabled services is dependent upon the continued decrease in the price and efficiency of battery storage systems of our component OEM suppliers. If for any reason our component OEM suppliers are unable to continue to reduce the price of their battery storage systems, our business and financial condition will be negatively impacted.
If the estimates and assumptions we use to determine the size of our total addressable market are inaccurate, our future growth rate may be affected, and the potential growth of our business may be limited.
Market estimates and growth forecasts are subject to significant uncertainty and are based on assumptions and estimates that may prove to be inaccurate. Even if the market in which we compete meets our size estimates and forecasted growth, our business could fail to grow at similar rates, if at all. The assumptions relating to our market opportunity include, but are not limited to, the following: (i) according to BloombergNEF, global energy storage capacity grew 63% per annum between 2015 and 2020 and is expected to grow at a further 41% annual growth rate through 2025; (ii) declines in lithium-ion battery costs and in the cost of renewable generation; (iii) growing demand for renewable energy; and (iv) increased complexity of the electrical grid. Our market opportunity is also based on the assumption that our existing and future offerings will be more attractive to our customers and potential customers than competing products and services. If these assumptions prove inaccurate, our business, financial condition, and results of operations could be adversely affected. For more information regarding our estimates of market opportunity and the forecasts of market growth included herein, see the section entitled “Business.”
The economic benefit of our energy storage systems to our customers depends on the cost of electricity available from alternative sources, including local electric utility companies, which cost structure is subject to change.
The economic benefit of our energy storage systems to our customers includes, among other things, the benefit of reducing such customer’s payments to the local electric utility company. The rates at which electricity is available from a customer’s local electric utility company is subject to change and any changes in such rates may affect the relative benefits of our energy storage systems. Further, the local electric utility may impose “departing load,” “standby” or other charges on our customers in connection with their acquisition of our energy storage systems, the amounts of which are outside of our control and which may have a material impact on the economic benefit of our energy storage systems to our customers. Changes in the rates offered by local electric utilities and/or in the applicability or amounts of charges and other fees imposed by such utilities on customers acquiring our energy storage systems could adversely affect the demand for our energy storage systems.
Existing electric utility industry policies and regulations, and any subsequent changes, may present technical, regulatory, and economic barriers to the purchase and use of energy storage systems that may significantly reduce demand for our products or harm our ability to compete.
Federal, state, local, and foreign government regulations and policies concerning the broader electric utility industry, as well as internal policies and regulations promulgated by electric utilities and organized electric markets with respect to fees, practices, and rate design, heavily influence the market for electricity generation products and services. These regulations and policies often affect electricity pricing and the interconnection of generation facilities, and can be subject to frequent modifications by governments, regulatory bodies, utilities, and market operators. For example, changes in fee structures, electricity pricing structures, and system permitting, interconnection, and operating requirements can deter purchases of renewable energy products by reducing anticipated revenues or increasing costs or regulatory burdens for would-be system purchasers. The resulting reductions in demand for energy systems could harm our business, prospects, financial condition, and results of operations.
A significant recent development in renewable-energy pricing policies in the U.S. occurred on July 16, 2020, when the Federal Energy Regulatory Commission (“FERC”) issued a final rule amending regulations that implement the Public Utility Regulatory Policies Act (“PURPA”). Among other requirements, PURPA mandates that electric utilities buy the output of certain renewable generators below established capacity thresholds. PURPA also requires that such sales occur at a utility’s “avoided cost” rate. FERC’s PURPA reforms include modifications (1) to how regulators and electric utilities may establish avoided cost rates for new contracts; (2) that reduce from 20 MW to 5 MW the capacity threshold above which a renewable-energy qualifying facility is rebuttably presumed to have nondiscriminatory market access, thereby removing the requirement for utilities to purchase its output; (3) that require regulators to establish criteria for determining when an electric utility incurs a legally enforceable obligation to purchase from a PURPA facility; and (4) that reduce barriers for third parties to challenge PURPA eligibility. The net effect of these changes is uncertain, as FERC’s final rules do not become effective until 120 days after publication in the Federal Register, and some changes will not become fully effective until states and other jurisdictions implement the new authorities provided by FERC. In general, however, FERC’s PURPA reforms have the potential to reduce prices for the output from certain new renewable generation projects while also narrowing the scope of PURPA eligibility for new projects. These effects could reduce demand for PURPA-eligible battery energy storage systems and could harm our business, prospects, financial condition, and results of operations.
Changes in other current laws or regulations applicable to us or the imposition of new laws, regulations, or policies in the U.S., Europe, or other jurisdictions in which we do business could have a material adverse effect on our business, financial condition, and results of operations. Any changes to government, utility, or electric market regulations or policies that favor electric utilities or other market participants could reduce the competitiveness of battery energy storage systems and cause a significant reduction in demand for our products and services and adversely impact our growth. In addition, changes in our products or changes in export and import laws and implementing regulations may create delays in the introduction of new products in international markets, prevent our customers from deploying our products internationally or, in some cases, prevent the export or import of our products to certain countries altogether. Any such event could have a material adverse effect on our business, financial condition, and results of operations.
An increase in interest rates or a reduction in the availability of tax equity or project debt capital in the global financial markets could make it difficult for end customers to finance the cost of a renewable energy system and could reduce the demand for our products.
Many end users depend on financing to fund the initial capital expenditure required to purchase our products and services. As a result, an increase in interest rates or a reduction in the supply of project debt or tax equity financing could reduce the number of customer projects that receive financing or otherwise make it difficult for our customers or their customers to secure the financing necessary to construct a renewable energy system on favorable terms, or at all, and thus lower demand for our products, which could limit our growth or reduce our net sales. In addition, we believe that a significant percentage of end-users construct renewable energy systems as an investment, funding a significant portion of the initial capital expenditure with financing from third parties. An increase in interest rates could lower an investor’s return on investment, increase equity requirements, or make alternative investments more attractive relative to our products and services and, in each case, could cause these end users to seek alternative investments.
Changes in tax laws or regulations that are applied adversely to us or our customers could materially adversely affect our business, financial condition, results of operations, and prospects.
Changes in corporate tax rates, tax incentives for renewable energy projects, the realization of net deferred tax assets relating to our U.S. operations, the taxation of foreign earnings, and the deductibility of expenses under future tax reform legislation could have a material impact on the value of our deferred tax assets, could result in significant one-time charges in the current or future taxable years, and could increase our future U.S. tax expense, which could have a material adverse effect on our business, financial condition, results of operations, and prospects.

Governmental agencies in the jurisdictions in which we and our affiliates do business, as well as the Organization for Economic Cooperation and Development (the “OECD”), have recently focused on issues related to the taxation of multinational business, including issues relating to “base erosion and profit shifting,” where profits are reported as earned for tax purposes in relatively low-tax jurisdictions or payments are made between affiliates in jurisdictions with different tax rates. The OECD has released several components of its comprehensive plan to create an agreed set of international rules for addressing base erosion and profit shifting, and governmental authorities from various jurisdictions (including the United States) continue to discuss potential legislation and other reforms, including proposals for global minimum tax rates.
As we operate in numerous jurisdictions, the application of tax laws can be subject to diverging and sometimes conflicting interpretations by tax authorities of these jurisdictions. It is not uncommon for taxing authorities in different countries to have conflicting views, for instance with respect to whether a permanent establishment exists in a particular jurisdiction, the manner in which an arm’s length standard is applied for transfer pricing purposes, or with respect to the valuations of intellectual property. For example, if a taxing authority in one country where we operate were to reallocate income from another country where we operate, and if the taxing authority in the second country did not agree with the reallocation asserted by the first country, then we could be subject to tax on the same income in both countries, resulting in double taxation. If taxing authorities were to allocate income to a higher tax jurisdiction, subject our income to double taxation or assess interest and penalties, our tax liabilities could increase, which could adversely affect our business, financial condition, and results of operations.
Due to the potential for changes to tax laws and regulations or changes to the interpretation thereof (including regulations and interpretations pertaining to recent and proposed potential tax reforms in the United States), the ambiguity of tax laws and regulations, the subjectivity of factual interpretations, the complexity of our intercompany arrangements, uncertainties regarding the geographic mix of earnings in any particular period, and other factors, our estimates of effective tax rate and income tax assets and liabilities may be incorrect and our financial statements could be adversely affected, and the resulting impacts may vary substantially from period to period.
In particular, the Biden administration in the United States recently proposed significant changes to the taxation of business entities, including, among other things, an increase in the corporate income tax rate and an increase in the tax rate applicable to the global intangible low-taxed income and elimination of certain exemptions. The likelihood of these changes being enacted or implemented is unclear. We are currently unable to predict whether such changes will occur and, if so, the ultimate impact on us or our business. To the extent that such changes have a negative impact on us or our business, these changes may materially and adversely impact our business, financial condition, and results of operations.
In addition, the amounts of taxes we pay are subject to current or future audits by taxing authorities in the United States and all other jurisdictions in which we operate. If audits result in additional payments or assessments different from our reserves, our future results may include unfavorable adjustments to our tax liabilities, and our financial statements could be adversely affected.
We may incur obligations, liabilities, or costs under environmental, health, and safety laws, which could have an adverse impact on our business, financial condition, and results of operations.
We are required to comply with national, state, local, and foreign laws and regulations regarding the protection of the environment, health, and safety. We may incur expenses, or be subject to liability, related to the transportation, storage, or disposal of lithium-ion batteries. Adoption of more stringent laws and regulations in the future could require us to incur substantial costs to come into compliance with these laws and regulations. In addition, violations of, or liabilities under, these laws and regulations may result in restrictions being imposed on our operating activities or in our being subject to adverse publicity, substantial fines, penalties, criminal proceedings, third-party property damage or personal injury claims, cleanup costs, or other costs. Liability under these laws and regulations can be imposed on a joint and several basis and without regard to fault or the legality of the activities giving rise to the claim. In addition, future developments such as more aggressive enforcement policies or the discovery of presently unknown environmental conditions may require expenditures that could have an adverse effect on our business, financial condition, and results of operations.

The reduction, elimination, or expiration of government incentives for, or regulations mandating the use of, renewable energy could reduce demand for energy storage systems and harm our business.
Federal, state, local, and foreign government bodies provide incentives to owners, end users, distributors, system integrators and manufacturers of renewable energy systems to promote renewable electricity in the form of rebates, tax credits and other financial incentives.
The range and duration of these incentives varies widely by jurisdiction. Our customers typically use our systems for grid-connected applications wherein power is sold under a power purchase agreement or into an organized electric market. The reduction, elimination, or expiration of government incentives for grid-connected electricity may negatively affect the competitiveness of our offerings relative to conventional renewable sources of electricity and could harm or halt the growth of our industry and our business. These subsidies and incentives may expire on a particular date, end when the allocated funding is exhausted or be reduced or terminated as renewable energy adoption rates increase or as a result of legal challenges, the adoption of new statutes or regulations, or the passage of time. These reductions or terminations may occur without warning.
Revenue from any projects we support may be adversely affected if there is a decline in public acceptance or support of renewable energy, or regulatory agencies, local communities, or other third parties delay, prevent, or increase the cost of constructing and operating customer projects.
Certain persons, associations and groups could oppose renewable energy projects in general or our customers’ projects specifically, citing, for example, misuse of water resources, landscape degradation, land use, food scarcity or price increase, and harm to the environment. Moreover, regulation may restrict the development of renewable energy plants in certain areas. In order to develop a renewable energy project, our customers are typically required to obtain, among other things, environmental impact permits or other authorizations and building permits, which in turn require environmental impact studies to be undertaken and public hearings and comment periods to be held during which any person, association, or group may oppose a project. Any such opposition may be taken into account by government officials responsible for granting the relevant permits, which could result in the permits being delayed or not being granted or being granted solely on the condition that our customers carry out certain corrective measures to the proposed project.
Severe weather events, including the effects of climate change, are inherently unpredictable and may have a material adverse effect on our financial results and financial condition.
Our business, including our customers and suppliers, may be exposed to severe weather events and natural disasters, such as tornadoes, tsunamis, tropical storms (including hurricanes), earthquakes, windstorms, hailstorms, severe thunderstorms, wildfires, and other fires, which could cause operating results to vary significantly from one period to the next. We may incur losses in our business in excess of: (1) those experienced in prior years, (2) the average expected level used in pricing, or (3) current insurance coverage limits. The incidence and severity of severe weather conditions and other natural disasters are inherently unpredictable. Climate change may affect the occurrence of certain natural events, such as an increase in the frequency or severity of wind and thunderstorm events, and tornado or hailstorm events due to increased convection in the atmosphere; more frequent wildfires and subsequent landslides in certain geographies; higher incidence of deluge flooding; and the potential for an increase in severity of the hurricane events due to higher sea surface temperatures. Additionally, climate change may adversely impact the demand, price, and availability of insurance. Due to significant variability associated with future changing climate conditions, we are unable to predict the impact climate change will have on our business.
Risks Related to Our Financial Condition and Liquidity
Our order intake and cash flows have been highly seasonal, which could make our future performance difficult to predict and could cause our results of operations for a particular period to fluctuate from quarter to quarter or fall below expectations, resulting in a decline in the price of our Class A common stock.
Our quarterly results of operations are difficult to predict and may fluctuate significantly in the future. We experience seasonality and typically see increased order intake in our third and fourth fiscal quarters, driven by demand in the Northern Hemisphere to install energy storage systems before the summer of the following year. Our services and digital application offerings do not experience the same seasonality given their recurring nature. Combined third and fourth fiscal quarter order intake for energy storage systems in fiscal year 2020 and fiscal year 2019 accounted for 80% or more of our total intake each year. As a result, revenue recognition is typically significantly stronger in our third and fourth fiscal quarters. Cash flows are typically negative in our first and second fiscal quarters, neutral to positive in our third fiscal quarter, and positive in our fourth fiscal quarter.
We have a history of net losses, we anticipate increasing expenses in the future, and we may not be able to achieve or maintain profitability.
We have incurred net losses on an annual basis since our inception. We incurred net losses of $46.7 million and $47.0 million for the years ended September 30, 2020 and 2019, respectively. We expect our aggregate costs will increase substantially in the foreseeable future and our losses will continue as we expect to invest heavily in increasing our customer base, expanding our operations, hiring additional employees, and operating as a public company. These efforts may prove more expensive than we currently anticipate, and we may not succeed in increasing our revenue sufficiently to offset these higher expenses. To date, we have financed our operations with equity contributions from AES Grid Stability, Siemens Industry, and QIA, cash and cash equivalents, negative working capital, and short-term borrowings. Our net cash flow from operations was negative for the year ended September 30, 2020. We may not generate positive cash flow from operations or profitability in any given period, and our limited operating history may make it difficult for you to evaluate our current business and our future prospects.
We have encountered and will continue to encounter risks and difficulties frequently experienced by growing companies in rapidly changing industries, including increasing expenses as we continue to grow our business. We expect our operating expenses to increase significantly over the next several years as we continue to hire additional personnel, expand our operations and infrastructure, and continue to expand to reach more customers. In addition to the expected costs to grow our business, we also expect to incur additional legal, accounting, and other expenses as a newly public company. These investments may be more costly than we expect, and if we do not achieve the benefits anticipated from these investments, or if the realization of these benefits is delayed, they may not result in increased revenue or growth in our business. If our growth rate were to decline significantly or become negative, it could adversely affect our financial condition and results of operations. If we are not able to achieve or maintain positive cash flow in the long term, we may require additional financing, which may not be available on favorable terms or at all and/or which would be dilutive to our shareholders. If we are unable to successfully address these risks and challenges as we encounter them, our business, results of operations and financial condition would be adversely affected. Our failure to achieve or maintain profitability could negatively impact the value of our common stock.
The Revolver we will enter into in connection with this offering imposes certain restrictions that may affect our ability to operate our business and make payments on our indebtedness.
In connection with this offering, we plan to enter into the Revolver, which will contain covenants that, among other things, will restrict our ability to incur additional indebtedness; incur liens; sell, transfer, or dispose of property and assets; invest; make dividends or distributions or other restricted payments and engage in affiliate transactions. In addition, we will be required to maintain (i) minimum liquidity and gross margin requirements, in each case, until consolidated EBITDA reaches a certain specified threshold and we make an election, and (ii) thereafter, a maximum total leverage ratio and a minimum interest coverage ratio. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Revolving Credit Facility.” The Revolver will limit our ability to make certain payments, including dividends or distributions on Fluence Energy, LLC’s equity and other restricted payments, provided, however, that payments in respect of certain tax distributions under the Fluence Energy LLC Agreement and certain payments under the TRA will be permitted. These restrictions may restrict our current and future operations, particularly our ability to respond to certain changes in our business or industry, or take future actions. In connection with the Revolver, we will grant the lenders party thereto a security interest in substantially all of our assets.

Our ability to meet these restrictive covenants can be impacted by events beyond our control and we may be unable to do so. Our Revolver and related security agreements will provide that our breach or failure to satisfy certain covenants constitutes an event of default. Upon the occurrence of an event of default, our lenders could elect to declare all amounts outstanding under its debt agreements to be immediately due and payable. In addition, our lenders would have the right to proceed against the assets we provided as collateral pursuant to the Revolver and related security agreement. If the debt under our Revolver was to be accelerated, we may not have sufficient cash on hand or be able to sell sufficient collateral to repay it, which would have an immediate adverse effect on our business and operating results. This could potentially cause us to cease operations and result in a complete loss of your investment in our Class A common stock.
Moreover, the new Revolver will require us to dedicate a portion of our cash flow from operations to interest payments, thereby reducing the availability of cash flow to fund working capital, capital expenditures and other general corporate purposes; increasing our vulnerability to adverse general economic, industry, or competitive developments or conditions; and limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate or in pursuing our strategic objectives.
Our future capital needs are uncertain and we may need to raise additional funds in the future, and such funds may not be available on acceptable terms or at all.
We believe that our current cash and cash equivalents, including the net proceeds from this offering together with our expected cash from operations, will be sufficient to meet our projected operating requirements for the foreseeable future. However, continued expansion of our business will be expensive, and we may seek additional funds from public and private stock offerings, borrowings under our existing or new credit facilities or other sources which we may not be able to maintain or obtain on acceptable or commercially reasonable terms, if at all. Our capital requirements will depend on many factors, including:
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market acceptance of our offerings;

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the revenue generated by sales of our offerings;

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the costs associated with expanding our sales and marketing efforts;

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the expenses we incur in manufacturing and selling our products;

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the costs of developing and commercializing new products or technologies;

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the cost of filing and prosecuting patent applications and defending and enforcing our patent and other intellectual property rights;

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the cost of defending, in litigation or otherwise, any claims that we infringe third-party patent or other intellectual property rights;

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the cost of enforcing or defending against non-competition claims;

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the number and timing of acquisitions and other strategic transactions;

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the costs associated with our planned international expansion; and

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unanticipated general and administrative expenses.

As a result of these factors, we may seek to raise additional capital to, among others:
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maintain appropriate product inventory levels;

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continue our research and development and protect our intellectual property rights;

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defend claims, in litigation or otherwise;

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expand our geographic reach;

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commercialize our new products; and

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acquire companies and license products or intellectual property.

Such capital may not be available on favorable terms, or at all. Furthermore, if we issue equity or debt securities to raise additional capital, our existing stockholders may experience dilution, and the new equity or debt securities may have rights, preferences, and privileges senior to those of our existing stockholders. In addition, if we raise additional capital through collaboration, licensing, or other similar arrangements, it may be necessary to relinquish valuable rights to our products, potential products, or proprietary technologies, or grant licenses on terms that are not favorable to us. If we cannot raise capital on acceptable terms, we may not be able to develop or enhance our products, execute our business plan, take advantage of future opportunities, or respond to competitive pressures, changes in our supplier relationships, or unanticipated customer requirements. Any of these events could adversely affect our ability to achieve our development and commercialization goals, which could have a material adverse effect on our business, results of operations, and financial condition.
Risks Related to Our Intellectual Property and Technology
If we are unable to obtain, maintain and enforce intellectual property protection for our technology or if the scope of our intellectual property protection is not sufficiently broad, others may be able to develop and commercialize technology substantially similar to ours, and our ability to successfully commercialize our technology may be adversely affected.
Our business depends on internally developed technology, including hardware, software, databases, confidential information and know-how, the protection of which is crucial to the success of our business. We rely on a combination of trademark, trade-secret, and copyright laws and confidentiality procedures and contractual provisions to protect our intellectual property rights in our internally developed technology. We may, over time, increase our investment in protecting our intellectual property through additional trademark, patent, and other intellectual property filings that could be expensive and time-consuming. Effective trademark, trade-secret, and copyright protection is expensive to develop and maintain, both in terms of initial and ongoing registration requirements and the costs of defending our rights. These measures, however, may not be sufficient to offer us meaningful protection. If we are unable to protect our intellectual property and other rights, our competitive position and our business could be harmed, as third parties may be able to commercialize and use technologies and software products that are substantially the same as ours without incurring the development and licensing costs that we have incurred. Any of our owned or licensed intellectual property rights could be challenged, invalidated, circumvented, infringed, or misappropriated, our trade secrets and other confidential information could be disclosed in an unauthorized manner to third parties, or our intellectual property rights may not be sufficient to permit us to take advantage of current market trends or otherwise to provide us with competitive advantages, which could result in costly redesign efforts, discontinuance of certain offerings, or other competitive harm.
Monitoring unauthorized use of our intellectual property is difficult and costly. From time to time, we seek to analyze our competitors’ services, and may in the future seek to enforce our rights against potential infringement. However, the steps we have taken to protect our intellectual property rights may not be adequate to prevent infringement or misappropriation of our intellectual property. We may not be able to detect unauthorized use of, or take appropriate steps to enforce, our intellectual property rights. Any inability to meaningfully protect our intellectual property rights could result in harm to our ability to compete and reduce demand for our technology. Moreover, our failure to develop and properly manage new intellectual property could adversely affect our market positions and business opportunities. Also, some of our services rely on technologies and software developed by or licensed from third parties, and we may not be able to maintain our relationships with such third parties or enter into similar relationships in the future on reasonable terms or at all.
Uncertainty may result from changes to intellectual property legislation and from interpretations of intellectual property laws by applicable courts and agencies. Accordingly, despite our efforts, we may be unable to obtain and maintain the intellectual property rights necessary to provide us with a competitive advantage. Our failure to obtain, maintain and enforce our intellectual property rights could therefore have a material adverse effect on our business, financial condition, and results of operations.
We may be sued by third parties for infringement, misappropriation, dilution, or other violation of their intellectual property or proprietary rights.
Internet, advertising, and e-commerce companies frequently are subject to litigation based on allegations of infringement, misappropriation, dilution, or other violations of intellectual property rights. Some internet, advertising, and e-commerce companies, including some of our competitors, as well as non-practicing entities, own large numbers of patents, copyrights, trademarks, and trade secrets, which they may use to assert claims against us.
Third parties may in the future assert, that we have infringed, misappropriated, diluted, or otherwise violated their intellectual property rights. For instance, the use of our technology to provide our offerings could be challenged by claims that such use infringes, dilutes, misappropriates, or otherwise violates the intellectual property rights of a third party. In addition, we may in the future be exposed to claims that content published or made available through our apps or websites violates third-party intellectual property rights.
As we face increasing competition and as a public company, the possibility of intellectual property rights claims against us grows. Such claims and litigation may involve patent holding companies or other adverse intellectual property rights holders who have no relevant product revenue, and therefore our own pending patents and other intellectual property rights may provide little or no deterrence to these rights holders in bringing intellectual property rights claims against us. There may be intellectual property rights held by others, including issued or pending patents and trademarks, that cover significant aspects of our technologies, content, branding, or business methods, and we cannot assure that we are not infringing or violating, and have not violated or infringed, any third-party intellectual property rights or that we will not be held to have done so or be accused of doing so in the future. We expect that we may receive in the future notices that claim we or our partners, or clients using our solutions and services, have misappropriated, or misused other parties’ intellectual property rights, particularly as the number of competitors in our market grows and the functionality of applications amongst competitors overlaps.
Any claim that we have violated intellectual property or other proprietary rights of third parties, with or without merit, and whether or not it results in litigation, is settled out of court or is determined in our favor, could be time-consuming and costly to address and resolve, and could divert the time and attention of management and technical personnel from our business. Furthermore, an adverse outcome of a dispute may result in an injunction and could require us to pay substantial monetary damages, including treble damages and attorneys’ fees, if we are found to have willfully infringed a party’s intellectual property rights. Any settlement or adverse judgment resulting from such a claim could require us to enter into a licensing agreement to continue using the technology, content, or other intellectual property that is the subject of the claim; restrict or prohibit our use of such technology, content, or other intellectual property; require us to expend significant resources to redesign our technology or solutions; and require us to indemnify third parties. Royalty or licensing agreements, if required or desirable, may be unavailable on terms acceptable to us, or at all, and may require significant royalty payments and other expenditures. We may also be required to develop alternative non-infringing technology, which could require significant time and expense. There also can be no assurance that we would be able to develop or license suitable alternative technology, content, or other intellectual property to permit us to continue offering the affected technology, content, or services to our partners or clients. If we cannot develop or license technology for any allegedly infringing aspect of our business, we would be forced to limit our product or service offerings and may be unable to compete effectively. Any of these events could materially harm our business, financial condition, and results of operations.
If our trademarks and trade names are not adequately protected or protectable, we may not be able to build name recognition in our markets of interest, and our competitive position may be harmed.
The registered or unregistered trademarks or trade names that we own may be challenged, infringed, circumvented, declared generic, lapsed, or determined to be infringing on or dilutive of other marks. We may not be able to protect our rights in these trademarks and trade names, which we need in order to build name recognition with potential members, partners, and clients. In addition, third parties may file for registration of trademarks similar or identical to our trademarks, thereby impeding our ability to build brand identity and possibly leading to market confusion. If they succeed in registering or developing common-law rights in such trademarks, and if we are not successful in challenging such third-party rights, we may not be able to use these trademarks to develop brand recognition of our technologies, products, or services. In addition, there could be potential trade name or trademark infringement claims brought by owners of other registered or unregistered trademarks or trademarks that incorporate variations of our registered or unregistered trademarks or trade names. If we are unable to establish name recognition based on our trademarks and trade names, we may not be able to compete effectively, which could have a material adverse effect on our business, financial condition, results of operations and prospects.
We may not be able to enforce our intellectual property rights throughout the world.
We may also be required to protect our proprietary technology and content in an increasing number of jurisdictions, a process that is expensive and may not be successful, or which we may not pursue in every location. Filing, prosecuting, maintaining, defending, and enforcing intellectual property rights on our products, services, and technologies in all countries throughout the world could be prohibitively expensive, and our intellectual property rights in some countries outside the United States can be less extensive than those in the United States. We do not own and have not registered or applied for intellectual property registrations in all countries outside the United States. Competitors may use our technologies in jurisdictions where we have not obtained protection to develop their own products and services and, further, may export otherwise violating products and services to territories where we have protection but enforcement is not as strong as that in the United States. These products and services may compete with our solutions and services, and our intellectual property rights may not be effective or sufficient to prevent them from competing. In addition, the laws of some foreign countries do not protect certain proprietary rights to the same extent as the laws of the United States, and many companies have encountered significant challenges in establishing and enforcing certain of their proprietary rights outside of the United States. These challenges can be caused by the absence or inconsistency of the application of rules and methods for the establishment and enforcement of intellectual property rights outside of the United States. For instance, there is no uniform worldwide policy regarding patentable subject matter or the scope of claims allowable for business methods. As such, we do not know the degree of future protection that we will have on our technologies, products, and services.
In addition, the legal systems of some countries, particularly developing countries, do not favor the enforcement of certain intellectual property protection. This could make it difficult for us to stop the misappropriation or other violation of certain of our other intellectual property rights. Accordingly, we may choose not to seek protection in certain countries, and we will not have the benefit of protection in such countries. Proceedings to enforce our intellectual property rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business. Accordingly, our efforts to protect our intellectual property rights in such countries may be inadequate. In addition, changes in the law and legal decisions by courts in the United States and foreign countries may affect our ability to obtain adequate protection for our products, services, and other technologies and the enforcement of intellectual property. Any of the foregoing could harm our competitive position, business, financial condition, results of operations, and prospects.
We may be subject to claims that our employees, consultants, or advisors have wrongfully used or disclosed alleged trade secrets of their current or former employers or claims asserting ownership of what we regard as our own intellectual property.
Many of our employees, consultants, and advisors are currently or were previously employed at other companies in our field, including our competitors or potential competitors. Although we try to ensure that our employees, consultants, and advisors do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or these individuals have used or disclosed intellectual property, including trade secrets or other proprietary information, of any such individual’s current or former employer. Litigation may be necessary to defend against these claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management.
In addition, while it is our policy to require our employees and contractors who may be involved in the conception or development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with each party who, in fact, conceives or develops intellectual property that we regard as our own. The assignment of intellectual property rights may not be self-executing, or the assignment agreements may be breached, and we may be forced to bring claims against third parties, or defend claims that they may bring against us, to determine the ownership of what we regard as our intellectual property. Any of the foregoing could harm our competitive position, business, financial condition, results of operations, and prospects.
Our business depends on our ability to effectively invest in, implement improvements to and properly maintain the uninterrupted operation and data integrity of our information technology and other business systems.
Our business is highly dependent on maintaining effective information systems as well as the integrity and of the data we use to serve our customers and operate our business. Because of the large amount of data that we collect and manage, it is possible that hardware failures or errors in our systems could result in data loss or corruption or cause the information that we collect to be incomplete or contain inaccuracies that our partners regard as significant. If our data were found to be inaccurate or unreliable due to fraud or other error, or if we, or any of the third-party service providers we engage, were to fail to maintain information systems and data integrity effectively, we could experience operational disruptions that may impact our operations and hinder our ability to provide services, establish appropriate pricing for services, establish reserves, report financial results timely and accurately and maintain regulatory compliance, among other things. If any such failure of our data integrity were to result in the theft, corruption or other harm to the data of our customers, our ability to retain and attract partners or customers may be harmed.
We must continue to invest in long-term solutions that will enable us to anticipate customer needs and expectations, enhance the customer experience, act as a differentiator in the market, and protect against cybersecurity risks and threats. Despite our implementation of reasonable security measures, our IT systems, like those of other companies, are vulnerable to damages from computer viruses, natural disasters, fire, power loss, telecommunications failures, personnel misconduct, human error, unauthorized access, physical or electronic security breaches, cyber-attacks (including malicious and destructive code, phishing attacks, ransomware, and denial of service attacks), and other similar disruptions. Such attacks or security breaches may be perpetrated by bad actors internally or externally (including computer hackers, persons involved with organized crime, or foreign state or foreign state-supported actors). Cybersecurity threat actors employ a wide variety of methods and techniques that are constantly evolving, increasingly sophisticated, and difficult to detect and successfully defend against. We have experienced such incidents in the past, and any future incidents could expose us to claims, litigation, regulatory or other governmental investigations, administrative fines, and potential liability. Any system failure, accident, or security breach could result in disruptions to our operations. A material network breach in the security of our IT systems could include the theft of our trade secrets, customer information, human resources information, or other confidential data, including but not limited to personally identifiable information.
Although past incidents have not had a material effect on our business operations or financial performance, to the extent that any disruption or security breach results in a loss or damage to our data, or an inappropriate disclosure of confidential, proprietary or customer information, it could cause significant damage to our reputation, affect our relationships with our customers and strategic partners, lead to claims against us from governments and private plaintiffs, and adversely affect our business. We cannot guarantee that future cyberattacks, if successful, will not have a material effect on our business or financial results.
Many governments have enacted laws requiring companies to provide notice of cyber incidents involving certain types of data, including personal data. These laws may be subject to alterations and revisions, and if we fail to comply with our obligations under such laws in the jurisdictions in which we operate, we could be subject to regulatory action and lawsuits. If an actual or perceived cybersecurity breach of security measures, unauthorized access to our system or the systems of the third-party vendors that we rely upon, or any other cybersecurity threat occurs, we may incur liability, costs, or damages, contract termination, our reputation may be compromised, our ability to attract new customers could be negatively affected, and our business, financial condition, and results of operations could be materially and adversely affected. Any compromise of our security could also result in a violation of applicable domestic and foreign security, privacy or data protection, consumer protection, and other laws, regulatory or other governmental investigations, enforcement actions, and legal and financial exposure, including potential contractual liability. In addition, we may be required to incur significant costs to protect against and remediate damage caused by these disruptions or security breaches in the future.

We utilize open-source software, which may pose particular risks to our proprietary software and solutions.
We use open-source software in our solutions and will use open-source software in the future. Companies that incorporate open-source software into their solutions have, from time to time, faced claims challenging the use of open-source software and compliance with open-source license terms. Some licenses governing the use of open-source software contain requirements that we make available source code for modifications or derivative works we create based upon the open-source software, and that we license such modifications or derivative works under the terms of a particular open-source license or other license granting third parties certain rights of further use. By the terms of certain open-source licenses, we could be required to release the source code of our proprietary software, and to make our proprietary software available under open-source licenses to third parties at no cost, if we combine our proprietary software with open-source software in certain manners. Although we monitor our use of open-source software, we cannot assure you that all open-source software is reviewed prior to use in our solutions, that our developers have not incorporated open-source software into our solutions, or that they will not do so in the future. Additionally, the terms of many open-source licenses to which we are subject have not been interpreted by U.S. or foreign courts. There is a risk that open-source software licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to market or provide our solutions as currently marketed or provided. Companies that incorporate open-source software into their products have, in the past, faced claims seeking enforcement of open-source license provisions and claims asserting ownership of open-source software incorporated into their product. If an author or other third party that distributes such open-source software were to allege that we had not complied with the conditions of an open-source license, we could incur significant legal costs defending ourselves against such allegations. In the event such claims were successful, we could be subject to significant damages or be enjoined from the distribution of our software. In addition, the terms of open-source software licenses may require us to provide source code that we develop using such open-source software to others on unfavorable license terms. As a result of our current or future use of open-source software, we may face claims or litigation, be required to release our proprietary source code, pay damages for breach of contract, re-engineer our solutions, discontinue making our solutions available in the event re-engineering cannot be accomplished on a timely basis, or take other remedial action. Any such re-engineering or other remedial efforts could require significant additional research and development resources, and we may not be able to successfully complete any such re-engineering or other remedial efforts. Further, in addition to risks related to license requirements, use of certain open-source software can lead to greater risks than use of third-party commercial software, as open-source licensors generally do not provide warranties or controls on the origin of software. Any of these risks could be difficult to eliminate or manage, and, if not addressed, could have a negative effect on our business, financial condition, and results of operations.
If we fail to comply with our obligations under license or technology agreements with third parties, we may be required to pay damages, and we could lose license rights that are critical to our business. If we fail to comply with our obligations under license and technology agreements with AES and Siemens, we could lose license rights, including to patents and patent applications, which may prove to be material to our business.
We license certain intellectual property, including patents, technologies and software from third parties, including AES and Siemens, that is important to our business, and in the future, we may enter into additional agreements that provide us with licenses to valuable intellectual property or technology. If we fail to comply with any of the obligations under our license agreements, we may be required to pay damages and the licensor may have the right to terminate the license. Termination by the licensor would cause us to lose valuable rights, and could prevent us from selling our products and services, or adversely impact our ability to commercialize future solutions and services. Our business would suffer if any current or future licenses terminate, if the licensors fail to abide by the terms of the license, if the licensors fail to enforce licensed patents against infringing third parties, if the licensed intellectual property is found to be invalid or unenforceable, if the licensed intellectual property expires or if we are unable to enter into necessary licenses on acceptable terms. In addition, our rights to certain intellectual property, technologies, and software, are licensed to us on a non-exclusive basis. The owners of these non-exclusively licensed technologies are therefore free to license them to third parties, including our competitors, on terms that may be superior to those offered to us, which could place us at a competitive disadvantage. Moreover, our licensors may own or control intellectual property that has not been licensed to us and, as a result, we may be subject to claims, regardless of their merit, that we are infringing or otherwise violating the licensor’s rights. In addition, the agreements under which we license intellectual property or technology from third parties are generally complex, and certain provisions in such agreements may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could narrow what we believe to be the scope of our rights to the relevant intellectual property or technology, or increase what we believe to be our financial or other obligations under the relevant agreement. Any of the foregoing could harm our competitive position, business, financial condition, results of operations, and prospects.
If we cannot license rights to use technologies on reasonable terms, we may not be able to commercialize new solutions or services in the future.
In the future, we may identify additional third-party intellectual property we may need to license in order to engage in our business, including to develop or commercialize new products or services. However, such licenses may not be available on acceptable terms or at all. The licensing or acquisition of third-party intellectual property rights is a competitive area, and several more established companies may pursue strategies to license or acquire third-party intellectual property rights that we may consider attractive or necessary. These established companies may have a competitive advantage over us due to their size, capital resources, and greater development or commercialization capabilities. In addition, companies that perceive us to be a competitor may be unwilling to assign or license rights to us. Even if such licenses are available, we may be required to pay the licensor substantial royalties based on sales of our products and services. Such royalties are a component of the cost of our products or services and may affect the margins on our products and services. In addition, such licenses may be non-exclusive, which could give our competitors access to the same intellectual property licensed to us. If we are unable to enter into the necessary licenses on acceptable terms or at all, if any necessary licenses are subsequently terminated, if our licensors fail to abide by the terms of the licenses, if our licensors fail to prevent infringement by third parties, or if the licensed intellectual property rights are found to be invalid or unenforceable, or if the licensed intellectual property rights expire, our business, financial condition, results of operations, and prospects could be affected. If licenses to third-party intellectual property rights are or become required for us to engage in our business, the rights may be non-exclusive, which could give our competitors access to the same technology or intellectual property rights licensed to us. Moreover, we could encounter delays and other obstacles in our attempt to develop alternatives. Defense of any lawsuit or failure to obtain any of these licenses on favorable terms could prevent us from commercializing solutions and services, which could harm our competitive position, business, financial condition, results of operations, and prospects.
Risks related to the Offering and Ownership of our Class A Common Stock
Certain provisions of Delaware law and antitakeover provisions in our organizational documents could delay or prevent a change of control.
Certain provisions of Delaware law, our amended and restated certificate of incorporation, amended and restated bylaws, and our Shareholders Agreement may have an antitakeover effect and may delay, defer, or prevent a merger, acquisition, tender offer, takeover attempt, or other change of control transaction that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by our stockholders. These provisions provide for, among other things:
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the ability of our board of directors to issue one or more series of preferred stock;

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advance notice for nominations of directors by stockholders and for stockholders to include matters to be considered at our annual meetings;

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certain limitations on convening special stockholder meetings;

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prohibit cumulative voting in the election of directors;

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the removal of directors only for cause and only upon the affirmative vote of the holders of at least 66 2/3% of the voting power represented by our then-outstanding common stock;

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that certain provisions of amended and restated certificate of incorporation may be amended only by the affirmative vote of at least 66 2/3% of the voting power represented by our then-outstanding common stock; and

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the right of each of AES Grid Stability, Siemens Industry, and QIA to nominate certain of our directors.

These antitakeover provisions could make it more difficult for a third party to acquire us, even if the third party’s offer may be considered beneficial by many of our stockholders. As a result, our stockholders may be limited in their ability to obtain a premium for their shares.
In addition, we have opted out of Section 203 of the General Corporation Law of the State of Delaware, which we refer to as the DGCL, but our amended and restated certificate of incorporation will provide that engaging in any of a broad range of business combinations with any “interested” stockholder (any stockholder with 15% or more of our voting stock) for a period of three years following the date on which the stockholder became an “interested” stockholder is prohibited, subject to certain exceptions. See “Description of Capital Stock.”
The JOBS Act will allow us to postpone the date by which we must comply with certain laws and regulations intended to protect investors and to reduce the amount of information we provide in our reports filed with the SEC. We cannot be certain if this reduced disclosure will make our Class A common stock less attractive to investors.
The JOBS Act is intended to reduce the regulatory burden on “emerging growth companies.” As defined in the JOBS Act, a public company whose initial public offering of common equity securities occurs after December 8, 2011, and whose annual net revenues are less than $1.07 billion will, in general, qualify as an “emerging growth company” until the earliest of:
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the last day of its fiscal year following the fifth anniversary of the date of its initial public offering of common equity securities;

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the last day of its fiscal year in which it has annual gross revenue of $1.07 billion or more;

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the date on which it has, during the previous three-year period, issued more than $1.07 billion in nonconvertible debt; and

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the date on which it is deemed to be a “large accelerated filer, “ which will occur at such time as the company (1) has an aggregate worldwide market value of common equity securities held by non-affiliates of $700 million or more as of the last business day of its most recently completed second fiscal quarter, (2) has been required to file annual and quarterly reports under the Securities Exchange Act of 1934, as amended, or the Exchange Act, for a period of at least 12 months, and (3) has filed at least one annual report pursuant to the Exchange Act.

Under this definition, we will be an “emerging growth company” upon completion of this offering and could remain an “emerging growth company” until as late as the fifth anniversary of the completion of this offering. For so long as we are an “emerging growth company,” we will, among other things:
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not be required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act;

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not be required to hold a nonbinding advisory stockholder vote on executive compensation pursuant to Section 14A(a) of the Exchange Act;

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not be required to seek stockholder approval of any golden parachute payments not previously approved pursuant to Section 14A(b) of the Exchange Act;

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be exempt from the requirement of the Public Company Accounting Oversight Board, or PCAOB, regarding the communication of critical audit matters in the auditor’s report on the financial statements; and

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be subject to reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements.

In addition, Section 107 of the JOBS Act provides that an emerging growth company can use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This permits an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to use this extended transition period and, as a result, our consolidated financial statements may not be comparable to the financial statements of issuers who are required to comply with the effective dates for new or revised accounting standards that are applicable to public companies.
We cannot predict if investors will find our Class A common stock less attractive as a result of our decision to take advantage of some or all of the reduced disclosure requirements above. If some investors find our Class A common stock less attractive as a result, there may be a less active trading market for our Class A common stock and our stock price may be more volatile.
Because we have no current plans to pay regular cash dividends on our Class A common stock following this offering, you may not receive any return on investment unless you sell your Class A common stock for a price greater than that which you paid for it.
We do not anticipate paying any regular cash dividends on our Class A common stock following this offering. Any decision to declare and pay dividends in the future will be made at the discretion of our board of directors and will depend on, among other things, general and economic conditions, our results of operations and financial condition, our available cash and current and anticipated cash needs, capital requirements, contractual, legal, tax and regulatory restrictions, and such other factors that our board of directors may deem relevant. In addition, our ability to pay dividends is, and may be, limited by covenants of any future outstanding indebtedness we or our subsidiaries incur. Therefore, any return on investment in our Class A common stock is solely dependent upon the appreciation of the price of our Class A common stock on the open market, which may not occur. See “Dividend Policy” for more detail.
We cannot predict the effect our dual class structure may have on the market price of our Class A common stock.
We cannot predict whether our dual class structure will result in a lower or more volatile market price of our Class A common stock, in adverse publicity, or other adverse consequences. For example, certain index providers have announced restrictions on including companies with multiple-class share structures in certain of their indices. In July 2017, FTSE Russell announced that it plans to require new constituents of its indices to have greater than 5% of the company’s voting rights in the hands of public stockholders, and S&P Dow Jones announced that it will no longer admit companies with multiple-class share structures to certain of its indices. Affected indices include the Russell 2000 and the S&P 500, S&P MidCap 400, and S&P SmallCap 600, which together make up the S&P Composite 1500. Also in 2017, MSCI, a leading stock index provider, opened public consultations on their treatment of no-vote and multi-class structures and temporarily barred new multi-class listings from certain of its indices and in October 2018, MSCI announced its decision to include equity securities “with unequal voting structures” in its indices and to launch a new index that specifically includes voting rights in its eligibility criteria. Under such announced policies, the dual class structure of our stock would make us ineligible for inclusion in certain indices and, as a result, mutual funds, exchange-traded funds, and other investment vehicles that attempt to track those indices would not invest in our Class A common stock. These policies are relatively new, and it is unclear what effect, if any, they will have on the valuations of publicly traded companies excluded from such indices, but it is possible they may depress valuations, compared to similar companies that are included. Given the sustained flow of investment funds into passive strategies that seek to track certain indices, exclusion from certain stock indices would likely preclude investment by many of these funds and could make our Class A common stock less attractive to other investors. As a result, the market price of our Class A common stock could be adversely affected.
We are a “controlled company” within the meaning of the                 rules and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements. You may not have the same protections afforded to stockholders of companies that are subject to such corporate governance requirements.
After the consummation of the Transactions, our Original LLC Owners will have more than 50% of the voting power for the election of directors, and, as a result, we will be considered a “controlled company” for the purposes of the                 . As such, we will qualify for, and intend to rely on, exemptions from certain corporate governance requirements, including the requirements to have a majority of independent directors on our board of directors, an entirely independent nominating and corporate governance committee, an entirely independent compensation committee or to perform annual performance evaluations of the nominating and corporate governance and compensation committees.
The corporate governance requirements and, specifically, the independence standards are intended to ensure directors who are considered independent are free of any conflicting interest that could influence their actions as directors. Following this offering, we intend to utilize certain exemptions afforded to a “controlled company.” As a result, we will not be subject to certain corporate governance requirements, including that a majority of our board of directors consists of “independent directors,” as defined under the rules of the                 . In addition, we will not be required to have a nominating and corporate governance committee or compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities, or to conduct annual performance evaluations of the nominating and corporate governance and compensation committees.
Accordingly, you may not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the                 . Our status as a controlled company could make our Class A common stock less attractive to some investors or otherwise harm our stock price.
No market currently exists for our Class A common stock, and an active, liquid trading market for our Class A common stock may not develop, which may cause our Class A common stock to trade at a discount from the initial offering price and make it difficult for you to sell the Class A common stock you purchase.
Prior to this offering, there has not been a public market for our Class A common stock. We cannot predict the extent to which investor interest in us will lead to the development of a trading market or how active and liquid that market may become. If an active and liquid trading market does not develop or continue, you may have difficulty selling any of our Class A common stock that you purchase at a price above the price you purchase it or at all. The initial public offering price for the shares was determined by negotiations between us and the underwriters and may not be indicative of prices that will prevail in the open market following this offering. The failure of an active and liquid trading market to develop and continue would likely have a material adverse effect on the value of our Class A common stock. The market price of our Class A common stock may decline below the initial offering price, and you may not be able to sell your shares of our Class A common stock at or above the price you paid in this offering, or at all. An inactive market may also impair our ability to raise capital to continue to fund operations by selling shares and may impair our ability to acquire other companies or technologies by using our shares as consideration.
Our amended and restated certificate of incorporation will provide that the Court of Chancery of the State of Delaware will be the sole and exclusive forum for certain stockholder litigation matters, and the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, employees or stockholders.
Our amended and restated certificate of incorporation will provide (A) (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, other employee or stockholder of the Company to the Company or the Company’s stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL, our amended and restated certificate of incorporation or our amended and restated bylaws (as either may be amended or restated) or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware or (iv) any action asserting a claim governed by the internal affairs doctrine of the law of the State of Delaware shall, to the fullest extent permitted by law, be exclusively brought in the Court of Chancery of the State of Delaware or, if such court does not have subject matter jurisdiction thereof, the federal district court of the State of Delaware; and (B) the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Notwithstanding the foregoing, the exclusive forum provision shall not apply to claims seeking to enforce any liability or duty created by the Exchange Act. The choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees, which may discourage such lawsuits against us and our directors, officers, and other employees. Alternatively, if a court were to find the choice of forum provision contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm our business, results of operations, and financial condition. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and consented to the forum provisions in our amended and restated certificate of incorporation.
Our amended and restated certificate of incorporation provides that the doctrine of “corporate opportunity” will not apply with respect to any director or stockholder who is not employed by us or our subsidiaries.
The doctrine of corporate opportunity generally provides that a corporate fiduciary may not develop an opportunity using corporate resources, acquire an interest adverse to that of the corporation or acquire property that is reasonably incident to the present or prospective business of the corporation or in which the corporation has a present or expectancy interest, unless that opportunity is first presented to the corporation and the corporation chooses not to pursue that opportunity. The doctrine of corporate opportunity is intended to preclude officers or directors or other fiduciaries from personally benefiting from opportunities that belong to the corporation. Our amended and restated certificate of incorporation, which will be in effect upon the consummation of the Transactions, will provide that the doctrine of “corporate opportunity” will not apply with respect to any director or stockholder who is not employed by us or our subsidiaries. Any director or stockholder who is not employed by us or our subsidiaries will, therefore, have no duty to communicate or present corporate opportunities to us, and will have the right to either hold any corporate opportunity for their (and their affiliates’) own account and benefit or to recommend, assign or otherwise transfer such corporate opportunity to persons other than us, including to any director or stockholder who is not employed by us or our subsidiaries.
As a result, certain of our stockholders, directors, and their respective affiliates, including AES Grid Stability, Siemens Industry, QIA, and any of our directors nominated by them that is not employed by us or our subsidiaries, will not be prohibited from operating or investing in competing businesses. We, therefore, may find ourselves in competition with certain of our stockholders, directors, or their respective affiliates, and we may not have knowledge of, or be able to pursue, transactions that could potentially be beneficial to us. Accordingly, we may lose a corporate opportunity or suffer competitive harm, which could negatively impact our business, operating results, and financial condition.
If securities analysts do not publish research or reports about our business or if they downgrade our stock or our sector, or if there is any fluctuation in our credit rating, our stock price and trading volume could decline.
The trading market for our Class A common stock will rely in part on the research and reports that industry or financial analysts publish about us or our business. We do not control these analysts. Securities and industry analysts do not currently, and may never, publish research on our company. If no securities or industry analysts commence coverage of us, the trading price of our shares would likely be negatively impacted. Furthermore, if one or more of the analysts who do cover us downgrade our stock or our industry, or the stock of any of our competitors, or publish inaccurate or unfavorable research about our business, the price of our stock could decline. If one or more of these analysts stops covering us or fails to publish reports on us regularly, we could lose visibility in the market, which, in turn, could cause our stock price or trading volume to decline.
Additionally, any fluctuation in the credit rating of us or our subsidiaries may impact our ability to access debt markets in the future or increase our cost of future debt, which could have a material adverse effect on our operations and financial condition, which in return may adversely affect the trading price of shares of our Class A common stock.
Future sales, or the perception of future sales, by us or our existing stockholders in the public market following this offering could cause the market price for our Class A common stock to decline.
After this offering, the sale of shares of our Class A common stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of shares of our Class A common stock. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.
Upon consummation of the Transactions, we will have outstanding a total of                 shares of Class A common stock. Of the outstanding shares, the                 shares sold in this offering (or                 shares if the underwriters exercise in full their option to purchase additional shares) will be freely tradable without restriction or further registration under the Securities Act, other than any shares held by our affiliates. In addition, the shares of Class A common stock issued to the Blocker Shareholders in the Transactions will be eligible for resale pursuant to Rule 144 without restriction or further registration under the Securities Act, other than affiliate restrictions under Rule 144. Any shares of Class A common stock held by our affiliates will be eligible for resale pursuant to Rule 144 under the Securities Act, subject to the volume, manner of sale, holding period and other limitations of Rule 144.
Our directors and executive officers, and substantially all of our stockholders have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each of these persons or entities, subject to certain exceptions, for a period of 180 days after the date of this prospectus, may not, without the prior written consent of J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC on behalf of the underwriters, (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any Class A common stock or any securities convertible into or exercisable or exchangeable for Class A common stock; or (2) file any registration statement with the Securities and Exchange Commission relating to the offering of any Class A common stock or any securities convertible into or exercisable or exchangeable for Class A common stock; or (3) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Class A common stock, whether any such transaction described in clauses (1), (2), or (3) is to be settled by delivery of Class A common stock or such other securities, in cash or otherwise. See “Underwriting.”
In addition, we have reserved shares of Class A common stock equal to    % of the total number of outstanding LLC Interests following this offering for issuance under the 2021 Plan. Any Class A common stock that we issue under the 2021 Plan or other equity incentive plans that we may adopt in the future would dilute the percentage ownership held by the investors who purchase Class A common stock in this offering.
As restrictions on resale end or if these stockholders exercise their registration rights, the market price of our shares of Class A common stock could drop significantly if the holders of these shares sell them or are perceived by the market as intending to sell them. These factors could also make it more difficult for us to raise additional funds through future offerings of our shares of Class A common stock or other securities.
In the future, we may also issue securities in connection with investments, acquisitions or capital raising activities. In particular, the number of shares of our Class A common stock issued in connection with an investment or acquisition, or to raise additional equity capital, could constitute a material portion of our then-outstanding shares of our Class A common stock. Any such issuance of additional securities in the future may result in additional dilution to you, or may adversely impact the price of our Class A common stock.
Our stock price may change significantly following the offering, and you may not be able to resell shares of our Class A common stock at or above the price you paid or at all, and you could lose all or part of your investment as a result.
The initial public offering price for the shares was determined by negotiations between us and the underwriters. You may not be able to resell your shares at or above the initial public offering price due to a number of factors included herein, including the following:
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results of operations that vary from the expectations of securities analysts and investors;

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results of operations that vary from those of our competitors;

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changes in expectations as to our future financial performance, including financial estimates and investment recommendations by securities analysts and investors;

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technology changes, changes in consumer behavior in our industry;

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security breaches related to our systems or those of our affiliates or strategic partners;

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changes in economic conditions for companies in our industry;

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changes in market valuations of, or earnings and other announcements by, companies in our industry;

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declines in the market prices of stocks generally, particularly those of energy storage providers;

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strategic actions by us or our competitors;

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announcements by us, our competitors or our strategic partners of significant contracts, new products, acquisitions, joint marketing relationships, joint ventures, other strategic relationships, or capital commitments;

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changes in general economic or market conditions or trends in our industry or the economy as a whole and, in particular, in the energy storage environment;

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changes in business or regulatory conditions;

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future sales of our Class A common stock or other securities;

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investor perceptions of the investment opportunity associated with our Class A common stock relative to other investment alternatives;

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the public’s response to press releases or other public announcements by us or third parties, including our filings with the SEC;

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announcements relating to litigation or governmental investigations;

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guidance, if any, that we provide to the public, any changes in this guidance, or our failure to meet this guidance;

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the development and sustainability of an active trading market for our stock;

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changes in accounting principles; and

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other events or factors, including those resulting from system failures and disruptions, natural disasters, war, acts of terrorism, an outbreak of highly infectious or contagious diseases, such as COVID-19, or responses to these events.

Furthermore, the stock market may experience extreme volatility that, in some cases, may be unrelated or disproportionate to the operating performance of particular companies. These broad market and industry fluctuations may adversely affect the market price of our Class A common stock, regardless of our actual operating performance. In addition, price volatility may be greater if the public float and trading volume of our Class A common stock is low.
In the past, following periods of market volatility, stockholders have instituted securities class action litigation. If we were involved in securities litigation, it could have a substantial cost and divert resources and the attention of management from our business regardless of the outcome of such litigation.
If you purchase shares of Class A common stock in this offering, you will suffer immediate and substantial dilution of your investment.
The initial public offering price of our Class A common stock is substantially higher than the net tangible book value per share of our Class A common stock. Therefore, if you purchase shares of our Class A common stock in this offering, you will pay a price per share that substantially exceeds our net tangible book value per share after this offering. You will experience immediate dilution of $      per share, representing the difference between our net tangible book value per share after giving effect to this offering and the initial public offering price. In addition, investors who purchase Class A common stock from us in this offering will have contributed    % of the aggregate price paid by all purchasers of our outstanding equity but will own only approximately    % of our outstanding equity after this offering. See “Dilution” for more detail, including the calculation of the net tangible book value per share of our Class A common stock.

Risks Related to Our Existing Shareholders
Our articles of incorporation limit our Original LLC Owners’ and their directors’ and officers’ liability to us or you for breach of fiduciary duty and could also prevent us from benefiting from corporate opportunities that might otherwise have been available to us.
Our articles of incorporation will provide that, subject to any contractual provision to the contrary, our Original LLC Owners will have no obligation to refrain from:
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engaging in the same or similar business activities or lines of business as we do;

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doing business with any of our clients, customers, vendors or lessors;

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employing or otherwise engaging any of our officers or employees; or

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making investments in any property in which we may make investments.

Under our articles of incorporation, neither Original LLC Owners nor any officer or director of Original LLC Owners, except as provided in our articles of incorporation, will be liable to us or to our stockholders for breach of any fiduciary duty by reason of any of these activities.
Any interests or expectancy in corporate opportunities which become known to (i) any of our directors or officers who are also directors, officers, employees or other affiliates of Original LLC Owners or their affiliates (except that we and our subsidiaries shall not be deemed affiliates of Original LLC Owners or its affiliates for the purposes of the provision), or dual persons, or (ii) our Original LLC Owners themselves, and which relate to the business of Fluence or may constitute a corporate opportunity for both our Original LLC Owners and us. Generally, neither our Original LLC Owners nor our directors or officers who are also dual persons will be liable to us or our stockholders for breach of any fiduciary duty by reason of the fact that any such person pursues or acquires any corporate opportunity for the account of our Original LLC Owners or their affiliates, directs, recommends, sells, assigns or otherwise transfers such corporate opportunity to Our Original LLC Owners or its affiliates, or does not communicate information regarding such corporate opportunity to us. The corporate opportunity provision may exacerbate conflicts of interest between our Original LLC Owners and us because the provision effectively permits one of our directors or officers who also serves as a director, officer, employee or other affiliate of Our Original LLC Owners to choose to direct a corporate opportunity to our Original LLC Owners instead of us.
Our Original LLC Owners will not be restricted from competing with us in the energy storage business, including as a result of acquiring a company that operates an energy storage business. Due to the significant resources of our Original LLC Owners, including their intellectual property (all of which our Original LLC Owners will retain and certain of which they will license to us under the IP License Agreements), financial resources, name recognition and know-how resulting from the previous management of our business, our Original LLC Owners could have a significant competitive advantage over us should it decide to utilize these resources to engage in the type of business we conduct, which may cause our operating results and financial condition to be materially adversely affected.
We are controlled by the Original LLC Owners, whose interests may differ from those of our public stockholders.
Immediately following this offering and the application of net proceeds from this offering, the Original LLC Owners will control approximately    % of the combined voting power of our common stock through their ownership of both Class A common stock and Class B common stock. The Original LLC Owners will, for the foreseeable future, have the ability to substantially influence us through their ownership position over corporate management and affairs. The Original LLC Owners are able to, subject to applicable law, and the voting arrangements described in “Certain Relationships and Related Party Transactions,” elect a majority of the members of our board of directors and control actions to be taken by us and our board of directors, including amendments to our certificate of incorporation and bylaws and approval of significant corporate transactions, including mergers and sales of substantially all of our assets. The directors so elected will have the authority, subject to the terms of our indebtedness and applicable rules and regulations, to issue additional stock, implement stock repurchase programs, declare dividends and make other decisions. It is possible that the interests of the Original LLC Owners may in some circumstances conflict with our interests and the interests of our other stockholders, including you. For example, the Continuing Equity

Owners may have different tax positions from us, especially in light of the Tax Receivable Agreement, that could influence our decisions regarding whether and when to dispose of assets, whether and when to incur new or refinance existing indebtedness, and whether and when we should terminate the Tax Receivable Agreement and accelerate its obligations thereunder. In addition, the determination of future tax reporting positions and the structuring of future transactions may take into consideration the Continuing Equity Owners’ tax or other considerations, which may differ from the considerations of us or our other stockholders. See “Certain Relationships and Related Party Transactions—Tax Receivable Agreement.”
Certain of our officers and directors may have actual or potential conflicts of interest because of their positions with our Original LLC Owners.
Following this offering,                 will serve on our board of directors and will retain their positions with AES, Siemens, or QIA, as applicable. These individuals’ holdings in the Original LLC Owners or QIA may be significant for some of these persons compared to these persons’ total assets. Their positions at AES, Siemens, or QIA and the ownership of any equity or equity awards in AES, Siemens, or QIA, as applicable, or may create the appearance of, conflicts of interest when these individuals are faced with decisions that could have different implications for our Original LLC Owners or QIA than the decisions have for us.
We rely on our access to our Original LLC Owners’ brands and reputation, some of our Original LLC Owners’ relationships, and the brands and reputations of unaffiliated third parties.
We believe the association with our Original LLC Owners has contributed to our building relationships with our customers due to their recognized brands and products, as well as resources such as their intellectual property and access to third parties’ intellectual property. Any perceived loss of our Original LLC Owners’ scale, capital base and financial strength as a result of this offering, or any actual loss in the future, may prompt business partners to reprice, modify or terminate their relationships with us. In addition, our Original LLC Owners’ reduction of their ownership of our company may cause some of our existing agreements and licenses to be terminated. We cannot predict with certainty the effect that this offering will have on our business.
Third parties may seek to hold us responsible for liabilities of Original LLC Owners, which could result in a decrease in our income.
Third parties may seek to hold us responsible for our Original LLC Owners’ liabilities. If those liabilities are significant and we are ultimately held liable for them, we cannot assure that we will be able to recover the full amount of our losses from our Original LLC Owners.
We may be required to pay additional taxes as a result of partnership tax audit rules.
We may be required to pay additional taxes as a result of partnership audit rules under U.S. federal and other applicable income tax law. The Bipartisan Budget Act of 2015 changed the rules applicable to U.S. federal income tax audits of partnerships, including entities such as Fluence Energy, LLC. Under these rules (which generally are effective for taxable years beginning after December 31, 2017), subject to certain exceptions, audit adjustments to items of income, gain, loss, deduction, or credit of an entity (and any holder’s share thereof) are determined, and taxes, interest, and penalties attributable thereto, are assessed and collected, at the partnership level. Although there is uncertainty about how these rules will continue to be implemented, it is possible that they could result in Fluence Energy, LLC (or any of its subsidiaries that are or have been treated as partnerships for U.S. federal income tax purposes) being required to pay additional taxes, interest, and penalties as a result of an audit adjustment, and we, as an owner of Fluence Energy, LLC (or as an indirect owner of such other entities), could be required to indirectly bear the economic burden of those taxes, interest, and penalties even if they relate to periods prior to this offering and even though we may not otherwise have been required to pay additional corporate-level taxes as a result of the related audit adjustment.
We may incur certain tax liabilities attributable to the Blocker Company as a result of the transactions contemplated to occur in connection with this offering.
In connection with the Transactions and pursuant to the Blocker Mergers, the Blocker Company will merge with and into us. See “Our Organizational Structure.” As the successor to the Blocker Company, we will generally succeed to and be responsible for any outstanding or historical liabilities, including tax liabilities, of the Blocker Company, including any liabilities that might be incurred as a result of the Blocker Mergers. Any such liabilities for which we are responsible could have an adverse effect on our liquidity and financial condition.
We may not achieve some or all of the anticipated benefits of being a standalone public company.
We may not be able to achieve all of the anticipated strategic and financial benefits expected as a result of being a standalone public company, or such benefits may be delayed or not occur at all. These anticipated benefits include the following:
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allowing investors to evaluate the distinct merits, performance and future prospects of our business, independent of our Original LLC Owners’ other businesses;

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improving our strategic and operational flexibility and increasing management focus as we continue to implement our strategic plan and allowing us to respond more effectively to the competitive environment for our business;

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allowing us to adopt a capital structure better suited to our financial profile and business needs, without competing for capital with our Original LLC Owners’ other businesses;

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creating an independent equity structure that will facilitate our ability to effect future acquisitions utilizing our capital stock; and

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facilitating incentive compensation arrangements for employees more directly tied to the performance of our business, and enhancing employee hiring and retention by, among other things, improving the alignment of management and employee incentives with performance and growth objectives of our business.

We may not achieve the anticipated benefits of being a standalone public company for a variety of reasons, and it could adversely affect our operating results and financial condition.
The services that we receive from certain of our Continuing Equity Owners may not be sufficient for us to operate our business, and we would likely incur significant incremental costs if we lost access to our Continuing Equity Owners’ services.
Because we have not operated as an independent company, we have obtained, and will need to continue to obtain, services from certain of our Continuing Equity Owners relating to many important corporate functions including the support we receive from AES relating to clean energy project development and the access Siemens provides to its global sales channels, among various others. We will pay certain of our Continuing Equity Owners mutually agreed-upon fees for these services, which will be based on their costs of providing the services.
If we lost access to the services provided to us by certain of our Continuing Equity Owners, we would need to replicate or replace certain functions, systems, and infrastructure. We may also need to make investments or hire additional employees to operate without the same access to our Continuing Equity Owners’ existing operational infrastructure and wide-ranging support. These initiatives may be costly to implement. Due to the scope and complexity of the underlying projects relative to these efforts, the amount of total costs could be materially higher than our estimate, and the timing of the incurrence of these costs could be subject to change.
We may not be able to replace these services or enter into appropriate third-party agreements on terms and conditions, including cost, comparable to those that we have received in the past and will continue to receive from our Continuing Equity Owners. Additionally, if the agreements pursuant to which such services are provided are terminated, we may be unable to sustain the services at the same levels or obtain the same benefits as when we were receiving such services and benefits from our Continuing Equity Owners. If we have to operate these functions separately, if we do not have our own adequate systems and business functions in place or if we are unable to obtain them from other providers, we may not be able to operate our business effectively or at comparable costs, and our profitability may decline. In addition, we have historically received informal support from certain of our Continuing Equity Owners. The level of this informal support could diminish or be eliminated following this offering.
While we are controlled by our Continuing Equity Owners, we may not have the leverage to negotiate amendments to our agreements with our Continuing Equity Owners, if required, on terms as favorable to us as those we would negotiate with an unaffiliated third party.
Our historical financial results are not necessarily representative of the results we have or may achieve as a standalone company and may not be a reliable indicator of our future results.
Our historical financial results included in this prospectus do not reflect the financial condition, results of operations or cash flows we would have achieved as a standalone company during the periods presented or those we will achieve in the future. This is primarily the result of the following factors:
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our historical financial results reflect charges for the use of certain proprietary and third-party intellectual property licensed or sublicensed from certain of our Continuing Equity Owners under a prior intercompany intellectual property license agreement;

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our cost of potential future debt and our capital structure will be different from that reflected in our historical financial statements;

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we will incur additional ongoing costs as a result of this offering, including costs related to public company reporting, investor relations, and compliance with the Sarbanes-Oxley Act; and

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this offering may have a material effect on our relationship with our players and our other business relationships, including supplier relationships.

Our financial condition and future results of operations could be materially different from amounts reflected in our historical financial statements included elsewhere in this prospectus, so it may be difficult for investors to compare our future results to historical results or to evaluate our relative performance or trends in our business.
Similarly, the pro forma financial information included in this prospectus includes adjustments based upon available information we believe to be reasonable. However, the assumptions may change and actual results may differ. In addition, we have not made pro forma adjustments to reflect changes that will occur in our cost structure, funding, and operations as a result of our transition to becoming a public company, including any changes that may occur in our employee base, potential increased costs associated with reduced economies of scale and increased costs associated with being a publicly traded, standalone company.
Risks Related to Our Organizational Structure
Our principal asset after the completion of this offering will be our interest in Fluence Energy, LLC, and, as a result, we will depend on distributions from Fluence Energy, LLC to pay our taxes and expenses, including payments under the Tax Receivable Agreement. Fluence Energy, LLC’s ability to make such distributions may be subject to various limitations and restrictions.
Upon the consummation of this offering and the Transactions, we will be a holding company and will have no material assets other than our ownership of LLC Interests. As such, we will have no independent means of generating revenue or cash flow, and our ability to pay our taxes and operating expenses or declare and pay dividends in the future, if any, will be dependent upon the financial results and cash flows of Fluence Energy, LLC and its subsidiaries and distributions we receive from Fluence Energy, LLC. There can be no assurance that Fluence Energy, LLC and its subsidiaries will generate sufficient cash flow to distribute funds to us or that applicable state law and contractual restrictions, including negative covenants in our debt instruments, will permit such distributions. Although Fluence Energy, LLC is not currently subject to any debt instruments or other agreements that would restrict its ability to make distributions to us, our future debt agreements, including our Revolver, may restrict the ability of our subsidiaries to pay dividends to Fluence Energy, LLC.
Fluence Energy, LLC will continue to be treated as a partnership for U.S. federal income tax purposes and, as such, generally will not be subject to any entity-level U.S. federal income tax. Instead, any taxable income of Fluence Energy, LLC will be allocated to holders of LLC Interests, including us. Accordingly, we will incur income taxes on our allocable share of any net taxable income of Fluence Energy, LLC. Under the terms of the Fluence Energy LLC Agreement, Fluence Energy, LLC will be obligated, subject to various limitations and restrictions, including with respect to our debt agreements, to make tax distributions to holders of LLC Interests, including us, although tax distributions may not be paid in whole or in part in certain circumstances, including if Fluence Energy, LLC does not have available cash to make such distributions. In addition to tax expenses, we will also incur expenses related to our operations, including payments under the Tax Receivable Agreement, which we expect could be significant. See “Certain Relationships and Related Party Transactions—Tax Receivable Agreement.” We intend, as its managing member, to cause Fluence Energy, LLC to make cash distributions to the holders of LLC Interests in an amount sufficient to (1) fund all or part of their tax obligations in respect of taxable income allocated to them and (2) cover our operating expenses, including payments under the Tax Receivable Agreement. However, Fluence Energy, LLC’s ability to make such distributions may be subject to various limitations and restrictions, such as restrictions on distributions that would either violate any contract or agreement to which Fluence Energy, LLC is then a party, including debt agreements, or any applicable law, or that would have the effect of rendering Fluence Energy, LLC insolvent. If we do not have sufficient funds to pay tax or other liabilities, or to fund our operations (including, if applicable, as a result of an acceleration of our obligations under the Tax Receivable Agreement), we may have to borrow funds, which could materially and adversely affect our liquidity and financial condition, and subject us to various restrictions imposed by any lenders of such funds. To the extent we are unable to make timely payments under the Tax Receivable Agreement for any reason, such payments generally will be deferred and will accrue interest until paid; provided, however, that nonpayment for a specified period may constitute a material breach of a material obligation under the Tax Receivable Agreement resulting in the acceleration of payments due under the Tax Receivable Agreement. See “Certain Relationships and Related Party Transactions—Tax Receivable Agreement” and “Certain Relationships and Related Party Transactions—Fluence Energy LLC Agreement.” In addition, if Fluence Energy, LLC does not have sufficient funds to make distributions, our ability to declare and pay cash dividends will also be restricted or impaired. See “—Risks related to the offering and ownership of our Class A common stock” and “Dividend Policy.”
As a result of (1) potential differences in the amount of net taxable income allocable to us and to Fluence Energy, LLC’s other equityholders, (2) the lower tax rate applicable to corporations as opposed to individuals, and (3) certain tax benefits that we anticipate from (a) future purchases or redemptions of LLC Interests from certain of the Continuing Equity Owners, (b) payments under the Tax Receivable Agreement and (c) certain other transactions, tax distributions to us may be in amounts that exceed our tax liabilities. Our board of directors will determine the appropriate uses for any excess cash so accumulated, which may include, among other uses, the payment of obligations under the Tax Receivable Agreement. We will have no obligation to distribute such cash (or other available cash) to our stockholders. No adjustments to the redemption of exchange ratio or price for LLC Interests and corresponding shares of Class B common stock will be made as a result of any cash distribution by us or any retention of cash by us. To the extent we do not distribute such excess cash as dividends on our Class A common stock, we may take other actions with respect to such excess cash, for example, holding such excess cash, or lending it (or a portion thereof) to Fluence Energy, LLC or its subsidiaries, which may result in shares of our Class A common stock increasing in value relative to the value of LLC Interests. The holders of LLC Interests may benefit from any value attributable to such cash balances or loan receivables if they acquire shares of Class A common stock in exchange for their LLC Interests, notwithstanding that such holders may have participated previously as holders of LLC Interests in distributions that resulted in the excess cash balances.
The Tax Receivable Agreement with the Continuing Equity Owners requires us to make cash payments to them in respect of certain tax benefits to which we may become entitled, and we expect that such payments will be substantial.
In connection with the consummation of this offering, we will enter into a Tax Receivable Agreement with Fluence Energy, LLC and certain of the Continuing Equity Owners. Under the Tax Receivable Agreement, we will be required to make cash payments to such Continuing Equity Owners equal to 85% of the tax benefits, if any, that we actually realize, or in certain circumstances are deemed to realize, as a result of (1) our allocable share of existing tax basis acquired in connection with the Transactions and increases to such allocable share of existing tax basis; (2) the increases in our share of the tax basis of assets of Fluence

Energy, LLC resulting from (a) the purchase of LLC Interests directly from Fluence Energy, LLC as described under “Use of Proceeds,” (b) any future redemptions or exchanges of LLC Interests from the Continuing Equity Owners as described under “Certain Relationships and Related Party Transactions—Fluence Energy LLC Agreement,” and (c) certain distributions (or deemed distributions) by Fluence Energy, LLC; and (3) certain other tax benefits arising from payments under the Tax Receivable Agreement. We expect that the amount of the cash payments we will be required to make under the Tax Receivable Agreement will be substantial. Any payments made by us to the Continuing Equity Owners under the Tax Receivable Agreement will not be available for reinvestment in our business and will generally reduce the amount of overall cash flow that might have otherwise been available to us. To the extent that we are unable to make timely payments under the Tax Receivable Agreement for any reason, the unpaid amounts will be deferred and will accrue interest until paid by us. The payments under the Tax Receivable Agreement are not conditioned upon continued ownership of us by the exchanging Continuing Equity Owners. Furthermore, our future obligation to make payments under the Tax Receivable Agreement could make us a less attractive target for an acquisition, particularly in the case of an acquirer that cannot use some or all of the tax benefits that are the subject of the Tax Receivable Agreement. For more information, see “Certain Relationships and Related Party Transactions—Tax Receivable Agreement.” The existing tax basis acquired in connection with the Transactions, the actual increase in tax basis, and the actual utilization of any resulting tax benefits, as well as the amount and timing of any payments under the Tax Receivable Agreement, will vary depending upon a number of factors: including the timing of redemptions by the Continuing Equity Owners; the price of shares of our Class A common stock at the time of the exchange; the extent to which such exchanges are taxable; the amount of gain recognized by such Continuing Equity Owners; the amount and timing of the taxable income allocated to us or otherwise generated by us in the future; the portion of our payments under the Tax Receivable Agreement constituting imputed interest; and the federal and state tax rates then applicable.
Our organizational structure, including the Tax Receivable Agreement, confers certain benefits upon certain of the Continuing Equity Owners that will not benefit holders of our Class A common stock to the same extent that it will benefit the Continuing Equity Owners.
Our organizational structure, including the Tax Receivable Agreement, confers certain benefits upon certain of the Continuing Equity Owners that will not benefit the holders of our Class A common stock to the same extent that it will benefit such Continuing Equity Owners. We will enter into the Tax Receivable Agreement with Fluence Energy, LLC and certain Continuing Equity Owners in connection with the completion of this offering and the Transactions, which will provide for the payment by us to such Continuing Equity Owners of 85% of the amount of tax benefits, if any, that we actually realize, or in some circumstances are deemed to realize, as a result of (1) our allocable share of existing tax basis acquired in connection with the Transactions and increases to such allocable share of existing tax basis; (2) the increases in our share of the tax basis of assets of Fluence Energy, LLC resulting from (a) the purchase of LLC Interests directly from Fluence Energy, LLC as described under “Use of Proceeds,” (b) any future redemptions or exchanges of LLC Interests from the Continuing Equity Owners as described under “Certain Relationships and Related Party Transactions—Fluence Energy LLC Agreement” and (c) certain distributions (or deemed distributions) by Fluence Energy, LLC; and (3) certain other tax benefits arising from payments under the Tax Receivable Agreement. See “Certain Relationships and Related Party Transactions—Tax Receivable Agreement.” Although we will retain 15% of the amount of such tax benefits, this and other aspects of our organizational structure may adversely impact the future trading market for the Class A common stock.
In certain cases, payments under the Tax Receivable Agreement may be accelerated or significantly exceed any actual benefits we realize in respect of the tax attributes subject to the Tax Receivable Agreement.
The Tax Receivable Agreement will provide that if (1) we materially breach any of our material obligations under the Tax Receivable Agreement, (2) certain mergers, asset sales, other forms of business combinations or other changes of control were to occur after the consummation of this offering, or (3) we elect an early termination of the Tax Receivable Agreement, then our obligations, or our successor’s obligations, under the Tax Receivable Agreement to make payments would be based on certain assumptions, including an assumption that we would have sufficient taxable income to fully utilize all potential future tax benefits that are subject to the Tax Receivable Agreement.

As a result of the foregoing, we would be required to make an immediate cash payment equal to the present value of the anticipated future tax benefits that are the subject of the Tax Receivable Agreement, based on certain assumptions, which payment may be made significantly in advance of the actual realization, if any, of such future tax benefits. We could also be required to make cash payments to certain of the Continuing Equity Owners that are greater than the specified percentage of any actual benefits we ultimately realize in respect of the tax benefits that are subject to the Tax Receivable Agreement. In these situations, our obligations under the Tax Receivable Agreement could have a substantial negative impact on our liquidity and could have the effect of delaying, deferring, or preventing certain mergers, asset sales, other forms of business combinations or other changes of control. There can be no assurance that we will be able to fund or finance our obligations under the Tax Receivable Agreement. We may need to incur debt to finance payments under the Tax Receivable Agreement to the extent our cash resources are insufficient to meet our obligations under the Tax Receivable Agreement as a result of timing discrepancies or otherwise.
We will not be reimbursed for any payments made under the Tax Receivable Agreement in the event that any tax benefits are disallowed.
Payments under the Tax Receivable Agreement will be based on the tax reporting positions that we determine, and the U.S. Internal Revenue Service, or the IRS, or another tax authority, may challenge all or part of the tax basis increases or other tax benefits we claim, as well as other related tax positions we take, and a court could sustain such challenge. If the outcome of any such challenge would reasonably be expected to materially affect a recipient’s payments under the Tax Receivable Agreement, then we will not be permitted to settle or fail to contest such challenge without the consent (not to be unreasonably withheld or delayed) of certain Continuing Equity Owners. The interests of such Continuing Equity Owners in any such challenge may differ from or conflict with our interests and your interests, and the Continuing Equity Owners may exercise their consent rights relating to any such challenge in a manner adverse to our interests and your interests. We will not be reimbursed for any cash payments previously made under the Tax Receivable Agreement in the event that any tax benefits initially claimed by us and for which payment has been made are subsequently challenged by a taxing authority and are ultimately disallowed. Instead, any excess cash payments made by us will be netted against any future cash payments we might otherwise be required to make to the applicable Continuing Equity Owner under the terms of the Tax Receivable Agreement. However, we might not determine that we have effectively made an excess cash payment to a Continuing Equity Owner and/or a Blocker Shareholder, as applicable, for a number of years following the initial time of such payment and, if any of our tax reporting positions are challenged by a taxing authority, we will not be permitted to reduce any future cash payments under the Tax Receivable Agreement until any such challenge is finally settled or determined. Moreover, the excess cash payments we made previously under the Tax Receivable Agreement could be greater than the amount of future cash payments against which we would otherwise be permitted to net such excess. The applicable U.S. federal income tax rules for determining applicable tax benefits we may claim are complex and factual in nature, and there can be no assurance that the IRS or a court will not disagree with our tax reporting positions. As a result, payments could be made under the Tax Receivable Agreement significantly in excess of any actual cash tax savings that we realize in respect of the tax attributes that are the subject of the Tax Receivable Agreement.
Unanticipated changes in effective tax rates or adverse outcomes resulting from examination of our income or other tax returns could adversely affect our results of operations and financial condition.
We are subject to taxes by the U.S. federal, state, local, and foreign tax authorities. Our future effective tax rates could be subject to volatility or adversely affected by a number of factors, including:
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allocation of expenses to and among different jurisdictions;

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changes in the valuation of our deferred tax assets and liabilities;

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expected timing and amount of the release of any tax valuation allowances;

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tax effects of stock-based compensation;

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costs related to intercompany restructurings;

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changes in tax laws, tax treaties, regulations or interpretations thereof; or

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lower than anticipated future earnings in jurisdictions where we have lower statutory tax rates and higher than anticipated future earnings in jurisdictions where we have higher statutory tax rates.

In addition, we may be subject to audits of our income, sales and other taxes by U.S. federal, state, and local, and foreign taxing authorities. Outcomes from these audits could have an adverse effect on our operating results and financial condition.
If we were deemed to be an investment company under the Investment Company Act of 1940, as amended, or the 1940 Act, including as a result of our ownership of Fluence Energy, LLC, applicable restrictions could make it impractical for us to continue our business as contemplated and could have a material adverse effect on our business.
Under Sections 3(a)(1)(A) and (C) of the 1940 Act, a company generally will be deemed to be an “investment company” for purposes of the 1940 Act if (1) it is, or holds itself out as being, engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities, or (2) it engages, or proposes to engage, in the business of investing, reinvesting, owning, holding or trading in securities and it owns or proposes to acquire investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. We do not believe that we are an “investment company,” as such term is defined in either of those sections of the 1940 Act.
We and Fluence Energy, LLC intend to conduct our operations so that we will not be deemed an investment company. As the sole managing member of Fluence Energy, LLC, we will control and operate Fluence Energy, LLC. On that basis, we believe that our interest in Fluence Energy, LLC is not an “investment security” as that term is used in the 1940 Act. However, if we were to cease participation in the management of Fluence Energy, LLC, or if Fluence Energy, LLC itself becomes an investment company, our interest in Fluence Energy, LLC could be deemed an “investment security” for purposes of the 1940 Act.
We and Fluence Energy, LLC intend to conduct our operations so that we will not be deemed an investment company. If it were established that we were an unregistered investment company, there would be a risk that we would be subject to monetary penalties and injunctive relief in an action brought by the SEC, that we would be unable to enforce contracts with third parties and that third parties could seek to obtain rescission of transactions undertaken during the period it was established that we were an unregistered investment company. If we were required to register as an investment company, restrictions imposed by the 1940 Act, including limitations on our capital structure and our ability to transact with affiliates, could make it impractical for us to continue our business as contemplated and could have a material adverse effect on our business.
General Risk Factors
We will incur significant costs as a result of operating as a public company.
Prior to this offering, we operated on a private basis. After this offering, we will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Act, the listing requirements of the exchange on which our securities are listed and other applicable securities laws and regulations. The expenses incurred by public companies generally for reporting and corporate governance purposes have been increasing. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more difficult, time-consuming, and costly, although we are currently unable to estimate these costs with any degree of certainty. We also expect that being a public company and being subject to new rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These laws and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as our executive officers. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our Class A common stock, fines, sanctions, and other regulatory action and potentially civil litigation. These factors may, therefore, strain our resources, divert management’s attention, and affect our ability to attract and retain qualified board members.

As a result of becoming a public company following our IPO, we will be obligated to develop and maintain proper and effective internal control over financial reporting in order to comply with Section 404 of the Sarbanes-Oxley Act. We may not complete our analysis of our internal control over financial reporting in a timely manner, or these internal controls may not be determined to be effective, which may adversely affect investor confidence in us and, as a result, the value of our common stock. In addition, because of our status as an emerging growth company, you will not be able to depend on any attestation from our independent registered public accountants as to our internal control over financial reporting for the foreseeable future.
We will become a public company following our IPO, and we will be required by Section 404 of the Sarbanes-Oxley Act to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting as of the year ending September 30, 2022. The process of designing and implementing internal control over financial reporting required to comply with this requirement will be time-consuming, costly, and complicated. If during the evaluation and testing process we identify one or more other material weaknesses in our internal control over financial reporting or determine that existing material weaknesses have not been remediated, our management will be unable to assert that our internal control over financial reporting is effective. In addition, if we fail to achieve and maintain the adequacy of our internal controls, as such standards are modified, supplemented, or amended from time to time, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act.
Even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm may issue a report that is qualified if it is not satisfied with our controls or the level at which our controls are documented, designed, operated, or reviewed. However, our independent registered public accounting firm will not be required to attest formally to the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act until the later of the filing of our second annual report following the completion of our IPO or the date we are no longer an “emerging growth company,” as defined in the JOBS Act. Accordingly, you will not be able to depend on any attestation concerning our internal control over financial reporting from our independent registered public accountants for the foreseeable future.
During the fiscal year ended September 30, 2020, a material weakness in the internal control over revenue recognition process has been identified. The design and implementation of controls has not been sufficient to adequately interpret ASC 606 in the design of the accounting policy related to in-transit and delivered, but uninstalled equipment. We are in the process of developing a remediation plan which includes, without limitation, i) hiring additional experienced accounting, financial reporting and internal control personnel as we transition to being a public company and are required to comply with Section 404 of the Sarbanes-Oxley Act, ii) implementing controls to enhance our review of significant accounting transactions and other new technical accounting and financial reporting issues and preparing and reviewing accounting memoranda addressing these issues, and iii) implementing controls to enable an effective and timely review of account analyses and account reconciliations. We have recently hired additional resources, and we are engaging with a third-party consulting firm to assist us with our formal internal control plan and provide staff augmentation of our internal audit function.
The material weaknesses will not be considered remediated until management designs and implements effective controls that operate for a sufficient period of time and management has concluded, through testing, that these controls are effective.
We and our independent registered public accounting firm were not required to, and did not, perform an evaluation of our internal control over financial reporting as of September 30, 2020, in accordance with Section 404(b) of the Sarbanes-Oxley Act. Accordingly, we cannot assure you that we have identified all, or that we will not in the future have additional, material weaknesses. Material weaknesses may still exist when we report on the effectiveness of our internal control over financial reporting as required under Section 404 of the Sarbanes-Oxley Act.
We cannot be certain as to the timing of completion of our evaluation, testing, and any remediation actions or the impact of the same on our operations. If we are not able to implement the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner or with adequate compliance, our independent registered public accounting firm may issue an adverse opinion due to ineffective internal controls over financial reporting, and we may be subject to sanctions or investigation by regulatory authorities, such as the SEC. As a result, there could be a negative reaction in the financial markets due to a loss of confidence in the reliability of our financial statements. In addition, we may be required to incur costs in improving our internal control system and the hiring of additional personnel. Any such action could negatively affect our results of operations and cash flows.
Our management team has limited experience managing a public company.
Most members of our management team have limited experience managing a publicly traded company, interacting with public company investors, and complying with the increasingly complex laws pertaining to public companies. Our management team may not successfully or efficiently manage us as a public company that is subject to significant regulatory oversight and reporting obligations under the federal securities laws and the continuous scrutiny of securities analysts and investors. These new obligations and constituents require significant attention from our senior management and could divert their attention away from the day-to-day management of our business, which could adversely affect our business, results of operations and financial condition. See “—We will incur significant costs as a result of operating as a public company.”
Future litigation or administrative proceedings could have a material adverse effect on our business, financial condition, and results of operations.
We have been and continue to be involved in legal proceedings, administrative proceedings, claims, and other litigation that arise in the ordinary course of business. In addition, since our energy storage system is a new type of product in a nascent market, we have in the past needed and may in the future need to seek the amendment of existing regulations or, in some cases, the creation of new regulations, in order to operate our business in some jurisdictions. Such regulatory processes may require public hearings concerning our business, which could expose us to subsequent litigation. Unfavorable outcomes or developments relating to proceedings to which we are a party or transactions involving our products, such as judgments for monetary damages, injunctions, or denial or revocation of permits, could have a material adverse effect on our business, financial condition, and results of operations. In addition, settlement of claims could adversely affect our financial condition and results of operations.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus contains forward-looking statements. All statements other than statements of historical facts contained in this prospectus may be forward-looking statements. Statements regarding our future results of operations and financial position, business strategy and plans, and objectives of management for future operations, including, among others, statements regarding the Transactions, including the consummation of this offering, expected growth, future capital expenditures and debt service obligations, are forward-looking statements. In some cases, you can identify forward-looking statements by terms, such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “targets,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other similar expressions. Accordingly, we caution you that any such forward-looking statements are not guarantees of future performance and are subject to risks, assumptions, and uncertainties that are difficult to predict. Although we believe that the expectations reflected in these forward-looking statements are reasonable as of the date made, actual results may prove to be materially different from the results expressed or implied by the forward-looking statements.
There are or will be important factors that could cause our actual results to differ materially from those indicated in these forward-looking statements, including, but are not limited to, the following:
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our future financial performance, including our ability to achieve or maintain profitability;

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our ability to successfully execute our business and growth strategy;

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the sufficiency of our cash and cash equivalents to meet our liquidity needs;

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our ability to attract and retain customers;

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our ability to develop new offerings and services, including digital applications;

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our ability to optimize sales channels and market segmentation;

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our ability to compete with existing and new competitors in existing and new markets and offerings;

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our expectations regarding the effects of existing and developing laws and regulations;

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our expectations regarding our global growth;

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our expectations regarding the size and growth of our existing and future markets in which we compete;

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our expectations concerning our relationships with third parties;

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our ability to maintain, protect, and enhance our intellectual property;

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the increased expenses associated with being a public company;

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our use of proceeds from this offering; and

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the significant influence the Continuing Equity Owners will have over us after the Transactions, including control over decisions that require the approval of stockholders.

The foregoing factors should not be construed as exhaustive and should be read together with the other cautionary statements included in this prospectus. If one or more events related to these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, actual results may differ materially from what we anticipate. Many of the important factors that will determine these results are beyond our ability to control or predict. Accordingly, you should not place undue reliance on any such forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made, and, except as otherwise required by law, we do not undertake any obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise. New factors emerge from time to time, and it is not possible for us to predict which will arise. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

OUR ORGANIZATIONAL STRUCTURE
Fluence Energy, Inc., a Delaware corporation, was formed on June 21, 2021 and is the issuer of the Class A common stock offered by this prospectus. Prior to this offering and the Transactions (as defined below), all of our business operations have been conducted through Fluence Energy, LLC and its direct and indirect subsidiaries and the Original LLC Owners are the only owners of Fluence Energy, LLC. We will consummate the Transactions, excluding this offering, prior to the consummation of this offering.
Existing Organization
Fluence Energy, LLC is treated as a partnership for U.S. federal income tax purposes and, as such is generally not subject to any U.S. federal entity-level income taxes. Taxable income or loss of Fluence Energy, LLC is included in the U.S. federal income tax returns of Fluence Energy, LLC’s members. Prior to the consummation of this offering, the Original LLC Owners were the only members of Fluence Energy, LLC.
Transactions
Prior to the Transactions, we expect there will initially be one holder of common stock of Fluence Energy, Inc. We will consummate the following organizational transactions in connection with this offering:
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we will amend and restate the existing limited liability company agreement of Fluence Energy, LLC, which will become effective prior to the consummation of this offering, to, among other things, (1) recapitalize all existing ownership interests in Fluence Energy, LLC into                 LLC Interests and (2) appoint Fluence Energy, Inc. as the sole managing member of Fluence Energy, LLC upon its acquisition of LLC Interests in connection with this offering;

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we will amend and restate Fluence Energy, Inc.’s certificate of incorporation to, among other things, provide (1) for Class A common stock, with each share of our Class A common stock entitling its holder to one vote per share on all matters presented to our stockholders generally, and (2) for Class B common stock, with each share of our Class B common stock entitling its holder to           votes per share on all matters presented to our stockholders generally, and that shares of our Class B common stock may only be held by certain of the Continuing Equity Owners and their respective permitted transferees as described in “Description of Capital Stock—Common Stock—Class B common stock;”

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we will acquire, by means of one or more mergers, the Blocker Company and will issue to the Blocker Shareholders                 shares of our Class A common stock as consideration in the Blocker Mergers;

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we will issue                 shares of our Class B common stock to certain of the Continuing Equity Owners, which is equal to the number of LLC Interests held by such Continuing Equity Owners, for nominal consideration;

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we will issue                 shares of our Class A common stock to the purchasers in this offering (or                 shares if the underwriters exercise in full their option to purchase additional shares of Class A common stock) in exchange for net proceeds of approximately $      million (or approximately $      million if the underwriters exercise in full their option to purchase additional shares of Class A common stock) based upon an assumed initial public offering price of $      per share (which is the midpoint of the estimated price range set forth on the cover page of this prospectus), less the underwriting discount and estimated offering expenses payable by us;

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we will use the net proceeds from this offering to purchase           newly issued LLC Interests (or                 LLC Interests if the underwriters exercise in full their option to purchase additional shares of Class A common stock) directly from Fluence Energy, LLC at a price per unit equal to the initial public offering price per share of Class A common stock in this offering less the underwriting discount and estimated offering expenses payable by us;

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Fluence Energy, LLC intends to use the net proceeds from the sale of LLC Interests to Fluence Energy, Inc. for working capital and other general corporate purposes, as described under “Use of Proceeds;” and

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Fluence Energy, Inc. and certain of the Continuing Equity Owners will enter into (1) the Stockholders Agreement and (2) the Registration Rights Agreement, and Fluence Energy, Inc, Fluence Energy, LLC and certain of the Continuing Equity Owners will enter into the Tax Receivable Agreement. For a description of the terms of the Stockholders Agreement, the Registration Rights Agreement and the Tax Receivable Agreement, see “Certain Relationships and Related Party Transactions.”

Organizational Structure Following the Transactions
Immediately following the consummation of the Transactions (including this offering):
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Fluence Energy, Inc. will be a holding company and its principal asset will consist of LLC Interests it purchases directly from Fluence Energy, LLC and acquires indirectly from the Blocker Shareholders;

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Fluence Energy, Inc. will be the sole managing member of Fluence Energy, LLC and will control the business and affairs of Fluence Energy, LLC and its direct and indirect subsidiaries;

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Fluence Energy, Inc. will own, directly or indirectly,                 LLC Interests of Fluence Energy, LLC, representing approximately    % of the economic interest in Fluence Energy, LLC (or                 LLC Interests, representing approximately    % of the economic interest in Fluence Energy, LLC if the underwriters exercise in full their option to purchase additional shares of Class A common stock);

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the Continuing Equity Owners (excluding QIA) will own (1)           LLC Interests of Fluence Energy, LLC, representing approximately    % of the economic interest in Fluence Energy, LLC (or                 LLC Interests, representing approximately    % of the economic interest in Fluence Energy, LLC if the underwriters exercise in full their option to purchase additional shares of Class A common stock) and (2)           shares of Class B common stock of Fluence Energy, Inc., representing approximately    % of the combined voting power of all of Fluence Energy, Inc.’s common stock (or                 shares of Class B common stock of Fluence Energy, Inc., representing approximately    % if the underwriters exercise in full their option to purchase additional shares of Class A common stock);

•
The Blocker Shareholders will own (1)           shares of Class A common stock of Fluence Energy, Inc. (or                 shares of Class A common stock of Fluence Energy, Inc. if the underwriters exercise in full their option to purchase additional shares of Class A common stock), representing approximately    % of the combined voting power of all of Fluence Energy, Inc.’s common stock and approximately    % of the economic interest in Fluence Energy, Inc. (or approximately    % of the combined voting power and approximately    % of the economic interest if the underwriters exercise in full their option to purchase additional shares of Class A common stock), (2) directly and indirectly through Fluence Energy, Inc.’s ownership of LLC Interests, approximately    % of the economic interest in Fluence Energy, LLC (or approximately    % of the economic interest in Fluence Energy, LLC if the underwriters exercise in full their option to purchase additional shares of Class A common stock) and (3)           shares of Class B common stock of Fluence Energy, Inc., representing approximately    % of the combined voting power of all of Fluence Energy, Inc.’s common stock (or                 shares of Class B common stock of Fluence Energy, Inc., representing approximately    % if the underwriters exercise in full their option to purchase additional shares of Class A common stock); and

•
the purchasers in this offering will own (1)           shares of Class A common stock of Fluence Energy, Inc. (or                 shares of Class A common stock of Fluence Energy, Inc. if the underwriters exercise in full their option to purchase additional shares of Class A common stock), representing approximately    % of the combined voting power of all of Fluence Energy, Inc.’s common stock and approximately    % of the economic interest in Fluence Energy, Inc. (or approximately    % of the combined voting power and approximately    % of the economic interest if the underwriters exercise in full their option to purchase additional shares of Class A common stock), and (2) through Fluence Energy, Inc.’s ownership of LLC Interests, indirectly will hold approximately    % of the economic interest in Fluence Energy, LLC (or approximately    % of the economic interest in Fluence Energy, LLC if the underwriters exercise in full their option to purchase additional shares of Class A common stock).

The diagram below depicts our organizational structure after giving effect to the Transactions, including this offering, assuming no exercise by the underwriters of their option to purchase additional shares of Class A common stock.
As the sole managing member of Fluence Energy, LLC, we will operate and control all the business and affairs of Fluence Energy, LLC and, through Fluence Energy, LLC and its direct and indirect subsidiaries, conduct our business. Following the Transactions, including this offering, Fluence Energy, Inc. will control the management of Fluence Energy, LLC as its sole managing member. As a result, Fluence Energy, Inc. will consolidate Fluence Energy, LLC and record a significant non-controlling interest in a consolidated entity in Fluence Energy, Inc.’s consolidated financial statements for the economic interest in Fluence Energy, LLC held by certain of the Continuing Equity Owners.
Incorporation of Fluence Energy, Inc.
Fluence Energy, Inc., the issuer of the Class A common stock offered by this prospectus, was incorporated as a Delaware corporation on June 21, 2021. Fluence Energy, Inc. has not engaged in any business transactions or activities to date and had no assets or liabilities during the periods presented in this prospectus, and will not engage in any activities prior to consummation of this offering except in connection with its formation and the Transactions. The amended and restated certificate of incorporation of Fluence Energy, Inc. that will become effective immediately prior to the consummation of this offering will, among other things, authorize two classes of common stock, Class A common stock and Class B common stock, each having the terms described in “Description of Capital Stock.”
Reclassification and Amendment and Restatement of the Fluence Energy LLC Agreement
Prior to the consummation of this offering, the existing limited liability company agreement of Fluence Energy, LLC will be amended and restated to, among other things, recapitalize its capital structure by creating a single new class of units that we refer to as “common units” and provide for a right of redemption of common units in exchange for, at our election (determined solely by our independent directors (within the meaning of the rules of the                 ), who are disinterested), shares of our Class A common stock or cash. See “Certain Relationships and Related Party Transactions—Fluence Energy LLC Agreement.”

USE OF PROCEEDS
We estimate, based upon an assumed initial public offering price of $      per share (which is the midpoint of the estimated price range set forth on the cover page of this prospectus), that we will receive net proceeds from this offering of approximately $      million (or $      million if the underwriters exercise in full their option to purchase additional shares of Class A common stock), after deducting the underwriting discount and estimated offering expenses payable by us.
We intend to use the net proceeds from this offering to purchase           newly issued LLC Interests (or                 LLC Interests if the underwriters exercise in full their option to purchase additional shares of Class A common stock) directly from Fluence Energy, LLC at a price per unit equal to the initial public offering price per share of Class A common stock in this offering less the underwriting discount and estimated offering expenses payable by us.
Fluence Energy, LLC intends to use the net proceeds from the sale of LLC Interests to Fluence Energy, Inc. for working capital and other general corporate purposes.
Assuming no exercise of the underwriters’ option to purchase additional shares of Class A common stock, each $1.00 increase (decrease) in the assumed initial public offering price of $      per share (which is the midpoint of the estimated price range set forth on the cover page of this prospectus) would increase (decrease) the net proceeds to us from this offering by approximately $      million and, in turn, the net proceeds received by Fluence Energy, LLC from the sale of LLC Interests to Fluence Energy, Inc. by $      million, assuming the number of shares offered, as set forth on the cover page of this prospectus, remains the same, and after deducting the underwriting discount and estimated offering expenses payable by us.
Each 1,000,000 share increase (decrease) in the number of shares offered by us in this offering would increase (decrease) the net proceeds to us from this offering by approximately $      million and, in turn, the net proceeds received by Fluence Energy, LLC from the sale of LLC Interests to Fluence Energy, Inc. by $      million, assuming that the price per share for the offering remains at $      (which is the midpoint of the estimated price range set forth on the cover page of this prospectus), and after deducting the underwriting discount and estimated offering expenses payable by us.
Fluence Energy, LLC will bear or reimburse Fluence Energy, Inc. for all of the expenses incurred in connection with the Transactions, including this offering.

CAPITALIZATION
The following table sets forth our cash and cash equivalents, and capitalization as of June 30, 2021, as follows:
•
of Fluence Energy, LLC and its subsidiaries on an actual basis;

•
of Fluence Energy, Inc. and its subsidiaries on a pro forma basis to give effect to the Transactions, excluding this offering; and

•
of Fluence Energy, Inc. and its subsidiaries on a pro forma as adjusted basis to give further effect to the sale of the shares of Class A common stock in this offering at an assumed initial public offering price of $      per share (which is the midpoint of the estimated price range set forth on the cover of this prospectus), after deducing the underwriting discounts and commissions and estimated offering expenses payable by us, and the application of the net proceeds therefrom as described under “Use of Proceeds.”

For more information, please see “Our Organizational Structure,” “Use of Proceeds” and “Unaudited Pro Forma Consolidated Financial Information” included elsewhere in this prospectus. You should read this information together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and other financial information contained in this prospectus.
As of June 30, 2021 (unaudited)
(in millions, except share and per share amounts)	Fluence Energy, LLC Actual	Fluence Energy, Inc. Pro Forma	Fluence Energy, Inc. Pro Forma As Adjusted
Cash and cash equivalents	$	$	$
Long-term debt	—
Members’ equity:
Total members’ (deficit) equity
Stockholders’ equity:
Class A common stock – $0.01 par value per share, shares authorized on a pro forma basis, shares issued and outstanding on a pro forma basis
Class B common stock – $0.01 par value per share, shares authorized on a pro forma basis, shares issued and outstanding on a pro forma basis
Additional paid in capital
Accumulated deficit
Total members’/stockholders’ equity attributable to Fluence Energy, LLC/Fluence Energy, Inc.
Non-controlling interest
Total capitalization	$	$	$

DIVIDEND POLICY
We currently intend to retain all available funds and any future earnings to fund the development and growth of our business, and therefore we do not anticipate declaring or paying any cash dividends on our Class A common stock in the foreseeable future. Holders of our Class B common stock are not entitled to participate in any dividends declared by our board of directors. Furthermore, because we are a holding company, our ability to pay cash dividends on our Class A common stock depends on our receipt of cash distributions from Fluence Energy, LLC and, through Fluence Energy, LLC, cash distributions and dividends from our other direct and indirect subsidiaries. Our ability to pay dividends may be restricted by the terms of any future credit agreement or any future debt or preferred equity securities of us or our subsidiaries. See “Description of Capital Stock” and “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Liquidity and Capital Resources.” Any future determination as to the declaration and payment of dividends, if any, will be at the discretion of our board of directors and subject to compliance with contractual restrictions and covenants in the agreements governing our future indebtedness. Any such determination will also depend upon our business prospects, results of operations, financial condition, cash requirements and availability and other factors that our board of directors may deem relevant.
Accordingly, you may need to sell your shares of our Class A common stock to realize a return on your investment, and you may not be able to sell your shares at or above the price you paid for them. See “Risk Factors—Risks related to the offering and ownership of our Class A common stock—Because we have no current plans to pay regular cash dividends on our Class A common stock following this offering, you may not receive any return on investment unless you sell your Class A common stock for a price greater than that which you paid for it.”
Immediately following this offering, we will be a holding company, and our principal asset will be the LLC Interests we purchase from Fluence Energy, LLC and acquire indirectly from the Blocker Shareholders. If we decide to pay a dividend in the future, we may need to cause Fluence Energy, LLC to make distributions to us in an amount sufficient to cover such dividend. If Fluence Energy, LLC makes such distributions to us, the other holders of LLC Interests will be entitled to receive pro rata distributions, although tax distributions that Fluence Energy, LLC makes may not be pro rata. See “Risk Factors—Risks related to our organizational structure—Our principal asset after the completion of this offering will be our interest in Fluence Energy, LLC, and, as a result, we will depend on distributions from Fluence Energy, LLC to pay our taxes and expenses, including payments under the Tax Receivable Agreement. Fluence Energy, LLC’s ability to make such distributions may be subject to various limitations and restrictions.”

DILUTION
Certain of the Continuing Equity Owners will own LLC Interests after the Transactions, and the Blocker Shareholders will receive shares of Class A common stock in the Transactions. We have presented dilution in pro forma net tangible book value per share both before and after this offering assuming that all of the holders of LLC Interests (other than Fluence Energy, Inc.) had their LLC Interests redeemed or exchanged for newly issued shares of Class A common stock on a one-for-one basis (rather than for cash) and the automatic transfer to the Company and cancellation for no consideration of all of their shares of Class B common stock (which are not entitled to receive distributions or dividends, whether cash or stock from Fluence Energy, Inc.) in order to more meaningfully present the dilutive impact on the investors in this offering. We refer to the assumed redemption or exchange of all LLC Interests for shares of Class A common stock as described in the previous sentence as the Assumed Redemption.
Dilution is the amount by which the offering price paid by the purchasers of the Class A common stock in this offering exceeds the pro forma net tangible book value per share of Class A common stock after the offering. Fluence Energy, LLC’s pro forma net tangible book value as of June 30, 2021 prior to this offering and after giving effect to the other Transactions and the Assumed Redemption was a deficit of $      million. Pro forma net tangible book value per share prior to this offering is determined by subtracting our total liabilities from the total book value of our tangible assets and dividing the difference by the number of shares of Class A common stock deemed to be outstanding after giving effect to the Assumed Redemption.
If you invest in our Class A common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the initial public offering price per share and the pro forma net tangible book value per share of our Class A common stock after this offering.
Pro forma net tangible book value per share after this offering is determined by subtracting our total liabilities from the total book value of our tangible assets and dividing the difference by the number of shares of Class A common stock deemed to be outstanding, after giving effect to the Transactions, including this offering and the application of the net proceeds from this offering as described in “Use of Proceeds,” and the Assumed Redemption. Our pro forma net tangible book value as of June 30, 2021, after giving effect to this offering would have been approximately a deficit of $      million , or $      per share of Class A common stock. This amount represents an immediate increase in pro forma net tangible book value of $      per share to our existing stockholders and an immediate dilution in pro forma net tangible book value of approximately $      per share to new investors purchasing shares of Class A common stock in this offering. We determine dilution by subtracting the pro forma net tangible book value per share after this offering from the amount of cash that a new investor paid for a share of Class A common stock. The following table illustrates this dilution:
The following table illustrates this dilution on a per share basis to new investors.
Assumed initial public offering price per share of common stock		$
Historical net tangible book value (deficit) per share as of June 30, 2021	$
Increase per share attributable to the pro forma adjustments described above
Pro forma net tangible book value per share as of June 30, 2021
Increase per share attributable to new investors purchasing shares of common stock in this offering
Pro forma as adjusted net tangible book value per share immediately after this offering		$
Dilution in pro forma as adjusted net tangible book value per share to new common stock investors in this offering		$
The following table summarizes, as of June 30, 2021, after giving effect to the Transactions (including this offering) and the Assumed Redemption, the number of shares of Class A common stock purchased from us, the total consideration paid, or to be paid, to us and the average price per share paid, or to be paid, by existing owners and by the new investors. The calculation below is based on an assumed initial public offering price of $      per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, before deducting the underwriting discounts and commissions and estimated offering expenses payable by us.
	Shares Purchased		Total Consideration		Average price per Share
	Number	Percent	Amount	Percent
Existing stockholders		%	$	%	$
New investors
Total		100%	$	100%
Each $1.00 increase (decrease) in the assumed initial public offering price of $      per share would increase (decrease) the total consideration paid by new investors and the total consideration paid by all stockholders by $      , assuming the number of shares offered by us and the selling stockholder, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions but before estimated offering expenses.
The number of shares of our Class A common stock outstanding after this offering as shown in the tables above is based on the number of shares outstanding as of       , 2021, after giving effect to the Transactions and the Assumed Redemption. The discussion and tables above exclude shares of Class B common stock, because holders of the Class B common stock are not entitled to distributions or dividends, whether cash or stock, from Fluence Energy, Inc. To the extent that options are issued under our compensatory stock plans or we issue additional shares of common stock in the future, there will be further dilution to investors participating in this offering.
Except as otherwise indicated, the discussion and the tables above assume no exercise of the underwriters’ option to purchase additional shares of Class A common stock. If the underwriters exercise in full their option to purchase additional shares of Class A common stock, the percentage of shares of Class A common stock held by the Continuing Equity Owners will decrease to approximately       % of the total number of shares of our Class A common stock outstanding after this offering; and the number of shares held by new investors will increase to , or approximately       % of the total number of shares of our Class A common stock outstanding after this offering.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION
The following unaudited pro forma consolidated financial information reflects the impact of this offering, after giving effect to the Transactions discussed in “Our Organizational Structure.” Following the completion of the Transactions, Fluence Energy, Inc. will be a holding company whose principal asset will consist of     % of the outstanding LLC Interests that it acquires directly from Fluence Energy, LLC and indirectly from certain of the Continuing Equity Owners and the Blocker Shareholders in connection with this offering. The remaining LLC Interests will be held by certain of the Continuing Equity Owners. Fluence Energy, Inc. will act as the sole managing member of Fluence Energy, LLC. Fluence Energy, Inc. will operate and control the business and affairs of Fluence Energy, LLC and its direct and indirect subsidiaries, and, through Fluence Energy, LLC and its direct and indirect subsidiaries, conduct its business.
The following unaudited pro forma consolidated statements of operations for the year ended September 30, 2020 give effect to the Transactions, including this offering, as if the same had occurred on October 1, 2019. The unaudited pro forma consolidated balance sheet as of September 30, 2020 presents our unaudited pro forma balance sheet giving effect to the Transactions, including this offering, as if they had occurred as of September 30, 2020.
We have derived the unaudited pro forma consolidated statement of operations and unaudited pro forma consolidated balance sheet from the consolidated financial statements of Fluence Energy, LLC and its subsidiaries included elsewhere in this prospectus. The historical consolidated financial information of Fluence Energy, LLC has been adjusted in this unaudited pro forma consolidated financial information to give effect to events that are directly attributable to the Transactions, are factually supportable and, with respect to the consolidated statement of operations, are expected to have a continuing impact on Fluence Energy, Inc. The unaudited pro forma consolidated financial information reflects adjustments that are described in the accompanying notes and are based on available information and certain assumptions we believe are reasonable but are subject to change.
We refer to the adjustments related to the Transactions, including the impact of the Transactions described in “Our Organizational Structure,” but excluding the adjustments related to the Offering, as the Pro Forma Transaction Adjustments.
The adjustments related to this offering, which we refer to as the Pro Forma Offering Adjustments, are described in the notes to the unaudited pro forma consolidated financial information and principally include the following:
•
the amendment and restatement of the limited liability company agreement of Fluence Energy, LLC to, among other things, appoint Fluence Energy, Inc. as the sole managing member of Fluence Energy, LLC and provide certain redemption rights to certain of the Continuing Equity Owners;

•
the issuance of           shares of our Class A common stock to the Blocker Shareholders in one or more mergers, pursuant to which we acquire their LLC Interests;

•
the issuance of            shares of our Class A common stock to the investors in this offering in exchange for net proceeds of approximately $       million (based on an assumed initial public offering price of $       per share, the midpoint of the estimated price range set forth on the cover page of this prospectus), after deducting the underwriting discounts and commissions but before estimated offering expenses payable by us; and

•
the payment of fees and expenses related to this offering and the application of the net proceeds from the sale of Class A common stock in this offering to purchase LLC Interests from Fluence Energy, LLC at a purchase price per unit equal to the initial public offering price per share of Class A common stock less the underwriting discounts and commissions, with such LLC Interests representing     % of the outstanding LLC Interests;

Except as otherwise indicated, the unaudited pro forma consolidated financial information presented assumes no exercise by the underwriters of their option to purchase additional shares of Class A common stock in the offering.
As a public company, we will be implementing additional procedures and processes for the purpose of addressing the standards and requirements applicable to public companies. We expect to incur additional annual expenses related to these additional procedures and processes and, among other things, additional directors’ and officers’ liability insurance, director fees, additional expenses associated with complying with the reporting requirements of the SEC, transfer agent fees, costs relating to additional accounting, legal and administrative personnel, increased auditing, tax and legal fees, stock exchange listing fees and other public company expenses. We have not included any pro forma adjustments relating to these costs in the information below.
The unaudited pro forma consolidated financial information is included for informational purposes only. The unaudited pro forma consolidated financial information should not be relied upon as being indicative of our results of operations or financial condition had the Transactions, including this offering, occurred on the dates assumed. The unaudited pro forma consolidated financial information also does not project our results of operations or financial position for any future period or date. The unaudited pro forma consolidated statement of operations and balance sheet should be read in conjunction with the “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.
Fluence Energy, Inc. and subsidiaries
Unaudited pro forma consolidated balance sheet as of September 30, 2020
	Fluence Energy, LLC, Historical(1)	Pro Forma Transaction Adjustments		Pro Forma Offering Adjustments		Pro Forma Fluence Energy, Inc.
	(in thousands, except per share amounts)
Assets
Current assets:
Cash and cash equivalents	$93,815	$		$		$
Trade receivables	32,097				(2)
Unbilled receivables	100,037
Receivables from related parties	52,452
Advances to suppliers	2,876
Inventory, net	37,310
Other current assets	8,886
Total current assets	327,473
Non-current assets:
Property and equipment, net	5,170
Intangible assets, net	26,298
Goodwill	4,731
Deferred income tax asset	—		(4)
Other non-current assets	353
Total non-current assets	36,552
Total assets	$364,025	$		$		$
Liabilities and members’ equity (deficit)
Current liabilities:
Accounts payable	$78,132	$		$		$
Deferred revenue	123,841
Personnel related liabilities	8,534
Accruals and provisions	137,696
Payables and deferred revenue with related parties	22,464
Taxes payable	5,937
Other current liabilities	1,636
Total current liabilities	378,240

	Fluence Energy, LLC, Historical(1)	Pro Forma Transaction Adjustments		Pro Forma Offering Adjustments		Pro Forma Fluence Energy, Inc.
	(in thousands, except per share amounts)
Non-current liabilities:
Personnel related liabilities	1,829
Accruals and provisions	257
Deferred income tax liability	163		(4)
Other non-current liabilities	761
Total non-current liabilities	3,010
Total liabilities	381,250
Members’ equity:
Capital contributions	99,872
Accumulated other comprehensive income (loss)	201
Deficit	(117,298)
Total members’ deficit	(17,225)
Class A common stock—$0.01 par value per share, shares authorized on a pro forma basis, shares issued and outstanding on a pro forma basis	—
Class B common stock—$0.01 par value per share, shares authorized on a pro forma basis, shares issued and outstanding on a pro forma basis	—				(2)
Additional paid in capital	—				(2)
Accumulated deficit	—		(4)
Total members’/stockholders’ equity attributable to Fluence Energy, LLC/Fluence Energy, Inc.(a)	—
Non-controlling interest	—		(3)		(3)
Total members’/stockholders’ equity	—
Total liabilities and members’ equity	$364,025	$		$		$

(a)
For historical amounts, represents total members’ deficit attributable to Fluence Energy, LLC. For Pro Forma amounts, represents total members’/stockholders’ equity attributable to Fluence Energy, Inc.

Fluence Energy, Inc. and subsidiaries
Notes to unaudited pro forma consolidated balance sheet
(1)
Fluence Energy, Inc. was formed on June 21, 2021 and will have no material assets or results of operations until the consummation of the Transactions, and therefore its historical financial position is not shown in a separate column in this unaudited pro forma balance sheet.

(2)
Reflects the net effect on cash of the receipt of offering proceeds to us of $      , based on the assumed sale of shares of Class A common stock at an assumed initial public offering of $       per share, the midpoint of the estimated price range set forth on the cover page of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. These amounts, as described in “Use of Proceeds,” will be used by Fluence Energy, LLC for working capital and other general corporate purposes.

(3)
Upon completion of the Transactions, we will become the sole managing member of Fluence Energy, LLC. We will have the sole voting interest in, and control of the management of, Fluence Energy, LLC.

As a result, we will consolidate the financial results of Fluence Energy, LLC and will report a noncontrolling interest related to the interests in Fluence Energy, LLC held by the Continuing Equity Owners on our consolidated balance sheet. Immediately following the Transactions, the economic interests held by the noncontrolling interest will be approximately     %. If the underwriters were to exercise their option to purchase additional shares of our Class A common stock in full, the economic interests held by the noncontrolling interest would remain approximately     %.
Following the consummation of this offering, the LLC Interest held by certain of the Continuing Equity Owners, representing the noncontrolling interest, will be redeemable at each of their options, for, at our election (determined solely by a majority of our directors who are disinterested), newly issued shares of our Class A common stock on a one-for-one basis or a cash payment equal to a volume-weighted average market price of one share of Class A common stock for each LLC Interest so redeemed, in each case in accordance with the terms of the Fluence Energy LLC Agreement; provided that, at our election (determined solely by a majority of our directors who are disinterested), we may affect a direct exchange of such Class A common stock or such cash, as applicable, for such LLC Interests. Certain of the Continuing Equity Owners may exercise such redemption right for as long as their LLC Interests remain outstanding. See “Related Party Transactions—Fluence Energy LLC Agreement.”
The transaction adjustments include adjustments to transfer pro forma Fluence Energy, LLC members’ deficit to accumulated deficit and report a noncontrolling interest equal to the Continuing Equity Owners’ economic interest in Fluence Energy, LLC of     % after giving effect to the Continuing Equity Owners’ exchange of common units for shares of Class A common stock. The following table describes such Transaction adjustments ($ in thousands):
Noncontrolling interest
Members’ deficit—Fluence Energy, LLC	$—
Continuing Equity Owners’ Class A common stock economic interest in Fluence Energy, LLC	$—
Members’ deficit attributable to Continuing Equity Owners’ Class A common stock	—%
Members’ deficit attributable to Continuing Equity Owners—noncontrolling interest	$—
The offering adjustments include adjustments to report a noncontrolling interest equal to the Continuing Equity Owners’ economic interest in Fluence Energy, LLC of     %, after giving effect to the issuance of shares of Class A common stock in this offering and the Continuing Equity Owners’ exchange of common units for shares of Class A common stock, based on the pro forma Fluence Energy, LLC members’ deficit adjusted for the net proceeds received from the sale of common units to Fluence Energy, Inc., less offering expenses paid by Fluence Energy, LLC, which are included in additional paid-in capital. The following table describes such offering adjustments ($ in thousands):
Noncontrolling interest
Members’ deficit—Fluence Energy, LLC	$—
Purchase of Fluence Energy, LLC common units with net proceeds of the offering	$—
Offering expense paid by Fluence Energy, LLC	$—
Members’ deficit attributable to Continuing Equity Owners—noncontrolling interest	$—
Fluence Energy, LLC members’ equity after the offering	$—
Continuing Equity Owners’ interest in Fluence Energy, LLC	—%
Members’ deficit attributable to Continuing Equity Owners—noncontrolling interest	$—
Less noncontrolling interest included in the “Transaction Adjustments” column	$—
Noncontrolling interest—“Offering Adjustments” column	$—
In connection with this offering, we will issue        shares of Class B common stock to certain of the Continuing Equity Owners, on a one-to-one basis with the number of common units of Fluence Energy, LLC they own for nominal consideration. Holders of our Class B common stock, along with the holders of our Class A common stock, will have certain voting rights as described under “Description of Capital Stock,” but holders of our Class B common stock will not be entitled to receive any distributions from or participate in any dividends declared by our board of directors.
(4)
We expect to obtain an increase in the tax basis of our share of the assets of Fluence Energy, LLC when common units are redeemed or exchanged by the Continuing Equity Owners if the value of the common units redeemed or exchanged exceeds the existing tax basis of the corresponding share of the assets of Fluence Energy, LLC at the time of the redemption or exchange, and in other qualifying transactions. This increase in tax basis may have the effect of reducing the amounts that we would otherwise pay in the future to various tax authorities. The increase in tax basis may also decrease gains (or increase losses) on future dispositions of certain capital assets to the extent tax basis is allocated to those capital assets. In connection with the consummation of this offering, we will enter into a tax receivable agreement with AES Grid Stability and Siemens Industry that will provide for the payment by us to AES Grid Stability and Siemens Industry of 85% of the amount of tax benefits, if any, that we actually realize or in some cases are deemed to realize as a result of (i) Fluence Energy, Inc.’s allocable share of existing tax basis acquired in connection with the Transactions and increases to such allocable share of existing tax basis, (ii) certain increases in the tax basis of assets of Fluence Energy, LLC and its subsidiaries resulting from purchases, redemptions or exchanges (or deemed exchanges) of LLC Interests or certain distributions (or deemed distributions) by Fluence Energy, LLC and (iii) certain additional tax benefits related to our entering into the Tax Receivable Agreement, including tax benefits attributable to payments that we make under the Tax Receivable Agreement. See “Related Party Transactions—Tax Receivable Agreement.”

If all of the Continuing Equity Owners were to exchange or redeem their LLC Interests for Class A common stock pursuant to the terms of the Fluence Energy LLC Agreement, we would recognize a deferred tax asset of approximately $       million and a related liability for payments under the Tax Receivable Agreement of approximately $       million, assuming, among other factors, (i) all exchanges occurred on the same day; (ii) a price of $       per share of Class A common stock (the midpoint of the estimated price range set forth on the cover of this prospectus); (iii) a constant corporate tax rate of %; (iv) we will have sufficient taxable income to fully utilize the tax benefits; (v) Fluence Energy, LLC is able to fully depreciate or amortize its assets; and (vi) no material changes in applicable tax law. For each 5% increase (decrease) in the amount of LLC Interests exchanged by the Continuing Equity Owners, our deferred tax asset would increase (decrease) by approximately $       million and the related liability for payments under the Tax Receivable Agreement would increase (decrease) by approximately $       million, assuming that the price per share of the Class A Common Stock at the time of the exchange and corporate tax rate remain the same. These amounts are estimates and have been prepared for informational purposes only. The actual amount of deferred tax assets and related liabilities that we will recognize will differ based on, among other things, the timing of the redemptions or exchanges, the price of our shares of Class A common stock at the time of the redemptions or exchanges and the tax rates then in effect.
Under the Tax Receivable Agreement, we may elect to terminate the Tax Receivable Agreement early by making an immediate cash payment equal to the present value of the anticipated future tax benefits that would be required to be paid by us to certain of the Continuing Equity Owners under the Tax Receivable Agreement. The calculation of such cash payment would be based on certain assumptions, including, among others (i) that any Continuing Equity Owners’ LLC Interests that have not been exchanged are deemed exchanged, in general, for the market value of our Class A common stock that would be received by such Continuing Equity Owner if such LLC Interests had been exchanged at the time of termination; (ii) we will have sufficient taxable income in each future taxable year to fully realize all potential tax savings; (iii) the federal tax rates for future years will be those specified in the law as in effect at the time of termination and the combined state and local tax rates will be an assumed tax rate; and (iv) certain non-amortizable assets are deemed disposed of within specified time periods. In addition, the present value of such tax benefit payments are discounted at a rate equal to the lessor of (x)     % per annum, compounded annually and (y)           basis points. Assuming that the market value of our Class A common stock were to be equal to $      , the midpoint of the estimated price range set forth on the cover of this prospectus and that the London Inter-bank Offered Rate

were to be    %, we estimate that the aggregate amount of these termination payments would be approximately $       million if we were to exercise our termination right immediately following this offering.
In connection with the consummation of this offering, we expect to enter into the Revolver, pursuant to which we will be able to borrow up to $       million. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Revolving Credit Facility.”
Fluence Energy, Inc. and subsidiaries
Unaudited pro forma consolidated statement of operations for the fiscal year ended September 30, 2020
(In thousands except per share amounts)	Fluence Energy, LLC Historical(1)	Pro Forma Transaction Adjustments		Pro Forma Offering Adjustments		Pro Forma Fluence Energy, Inc.
Revenue	$401,676	$		$		$
Revenue from related parties	159,647
Total revenue	561,323
Cost of goods and services	553,400
Gross profit (loss)	7,923
Operating expenses:
Research and development expenses	11,535
Sales and marketing expenses	$16,239
General and administrative expenses	$17,940
Depreciation and amortization	3,018
Other income, net	520
Loss before income taxes	(40,289)
Income tax expense	6,421				(2)
Net loss	(46,710)
Net loss attributable to noncontrolling interests	—		(3)		(3)
Net loss attributable to Fluence Energy, Inc.	$(46,710)	$		$		$
Pro Forma Net loss per share data:(5)
Net income available to Class A common stock per share:
Basic						$
Diluted						$
Weighted-average shares of Class A common stock outstanding:
Basic						$
Diluted						$
Fluence Energy, Inc. and subsidiaries
Notes to unaudited pro forma consolidated statement of operations
(1)
Fluence Energy, Inc. was formed on June 21, 2021 and will have no material assets or results of operations until the consummation of the Transactions, and therefore its historical financial position is not shown in a separate column in this unaudited pro forma statement of operations.

(2)
Following the Transactions, we will be subject to United States federal income taxes, in addition to applicable state and local taxes, with respect to our allocable share of any net taxable income of Fluence Energy, LLC. As a result, the unaudited pro forma consolidated statement of operations includes an adjustment to our income tax expense to reflect an effective income tax rate of    %, which includes a provision for United States federal income taxes and assumes the highest statutory rates apportioned to each state and local jurisdiction.

The income tax expense for the Transactions adjustments is determined using the Continuing Equity Owners’ economic interest in Fluence Energy ,LLC of    %, after giving effect to the issuance of shares of Class A common stock in this offering and the Continuing Equity Owners’ exchange of common units for $      , based on the pro forma Fluence Energy, LLC income before income taxes. The effective tax rate derived from the face of the unaudited pro forma consolidated statement of income will be lower than the stated effective tax rate, as the effective tax rate is only applied to the % of the income before taxes based on Fluence Energy, Inc.’s economic interest in Fluence Energy, LLC. Our pro forma allocable share of taxable income from Fluence Energy, LLC was $       million, and our income tax was $ million, respectively, for the year ended September 30, 2020.
(3)
Upon completion of the Transactions, we will become the sole managing member of Fluence Energy, LLC. We will have the sole voting interest in, and control of the management of, Fluence Energy, LLC. As a result, we will consolidate the financial results of Fluence Energy, LLC and will report a noncontrolling interest related to the interests in Fluence Energy, LLC held by the Continuing Equity Owners on our consolidated balance sheet. Immediately following the Transactions, the economic interests held by the noncontrolling interest will be approximately     %. If the underwriters exercise their option to purchase additional shares of our Class A common stock in full, the economic interests held by the noncontrolling interest will be approximately     %.

(4)
Pro forma basic earnings per share is computed by dividing the net income available to Class A common stockholders by the weighted- average number of shares of Class A common stock outstanding during the period. Pro forma diluted earnings per share is computed by adjusting the net income available to Class A common stockholders and the weighted-average shares of Class A common stock outstanding to give effect to potentially dilutive securities. Shares of our Class B common stock are not entitled to receive any distributions or dividends and have no rights to convert into Class A common stock. When a common unit is exchanged for, at the holder’s election, cash or Class A common stock by a Continuing Equity Owner who holds shares of our Class B common stock, such Continuing Equity Owner will be required to surrender a share of Class B common stock, which we will cancel for no consideration. Therefore, we did not include shares of our Class B common stock in the computation of pro forma basic earnings per share.

(in thousands, except per share data)	Fiscal Year Ended September 30, 2020
Basic earnings per share: Numerator	$—
Net Income	—
Less: Net income attributable to noncontrolling interests	—
Net income attributable to Class A common shareholders—basic	—
Basic earnings per share: Denominator
Shares of Class A common stock held by Continuing Equity Owners	—
Shares of Class A common stock sold in this offering(a)	—
Weighted-average shares of Class A common stock outstanding—basic	—
Basic earnings per share	$—
Diluted earnings per share: Numerator
Net income available to Class A common shareholders—basic	$—
Reallocation of net income assuming conversion of common units(b)	—
Net income attributable to Class A stockholders—diluted	—
Diluted earnings per share: Denominator
Weighted-average shares of Class A common stock outstanding—basic	—
Weighted-average effect of dilutive securities(c)	—

(in thousands, except per share data)	Fiscal Year Ended September 30, 2020
Weighted-average shares of Class A common stock outstanding—diluted	—
Diluted earnings per share	$—

(a)
The reallocation of net income assuming conversion of common units represents the tax effected net income attributable to noncontrolling interests using the effective income tax rates described in footnote (3) and assuming all common units of Fluence Energy, LLC were exchanged for Class A common stock at the beginning of the period. The common units of Fluence Energy, LLC held by the Continuing Equity Owners are potentially dilutive securities and the computations of pro forma diluted earnings per share assume that all common units of Fluence Energy, LLC were exchanged for shares of Class A common stock at the beginning of the period. This adjustment was made for purposes of calculating pro forma diluted earnings per share only and does not necessarily reflect the amount of exchanges that may occur subsequent to this offering.

(b)
Includes outstanding shares of Class A common stock issuable upon the exchange of common units to be held by the Continuing Equity Owners prior to this offering.

(c)
Cash distributions are expected to be paid to the members of Fluence Energy, LLC in the amount of $       million prior to the IPO. No cash distributions were declared and paid to the members of Fluence Energy, LLC during the twelve months preceding the initial public offering. When distributions declared or paid prior to an initial public offering exceed net income during the twelve months preceding the initial public offering, pro forma earnings per share and pro forma weighted-average shares outstanding are required to reflect the number of newly issued shares in the offering that would be required to fund the portion of distributions in excess of net income.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
The following discussion and analysis should be read in conjunction with our audited consolidated financial statements and the related notes appearing elsewhere in this prospectus. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” or in other parts of this prospectus.
Historically, our business has been operated through Fluence Energy, LLC, together with its subsidiaries. Fluence Energy, Inc. was formed for the purpose of this offering and has engaged to date only in activities in contemplation of this offering. Upon the completion of this offering, all of our business will continue to be conducted through Fluence Energy, LLC, together with its subsidiaries, and the financial results of Fluence Energy, LLC will be consolidated in our financial statements. Fluence Energy, Inc. will be a holding company whose sole material asset will be the LLC Interests in Fluence Energy LLC. Fluence Energy LLC is, and will continue to be, taxed as a partnership for federal income tax purposes and, as a result, its members, including Fluence Energy, Inc. will pay income taxes with respect to their allocable shares of its net taxable income. For more information regarding the organizational transactions and holding company structure, see “Our Organizational Structure.” As of September 30, 2020, Fluence Energy, LLC had three subsidiaries: Fluence Energy GmbH in Germany, Fluence Energy Pty Ltd. in Australia, and Fluence Energy Inc. in the Philippines.
Our fiscal year begins on October 1 and ends on September 30. Consequently, fiscal year 2019 (or “FY 2019”) ended on September 30, 2019, and fiscal year 2020 (or “FY 2020”) ended on September 30, 2020.
Overview
We are a market-leading product, services, and digital applications provider that is enabling the global clean energy transition. We believe energy storage is at the center of this transition and is becoming even more important as more renewables are added to the grid and the transportation sector moves towards electrification. We are driving change by delivering configurable energy storage product, service, and digital application packages, as well as AI-enabled renewable bidding optimization software. Our offerings help major utilities, developers, and C&I customers around the world deliver a more sustainable, reliable, and resilient electric grid in a repeatable, scalable way.
Fluence Energy, LLC was established in January 2018 as a joint venture between AES and Siemens. As of September 30, 2020, AES Grid Stability and Siemens Industry each held 3,960,000 units, representing a 50% limited liability interest in Fluence Energy, LLC. On December 27, 2020, we entered into a subscription agreement with QIA for the issuance of 1,250,000 Class B units for a total value of $125.0 million. Following the completion of the transaction on June 9, 2021, AES Grid Stability, Siemens Industry, and QIA hold 3,960,000, 3,960,000, and 1,250,000 units, and 43.2%, 43.2%, and 13.6% of our limited liability interests, respectively.
Since our inception in January 2018, we have focused on international growth and to further develop our energy storage system and delivery services, the operational services, and digital applications. We have incurred net operating losses each year since our inception. We have financed our operations with equity contributions from AES Grid Stability, Siemens Industry, and QIA, cash and cash equivalents, negative working capital, and short-term borrowings.
In FY 2020, we deployed 473 MW of energy storage systems, compared to 439 MW in the FY 2019. We recognized revenue of $561.3 million, representing an increase of $469.1 million, or 509.1%, compared to the prior year as we expanded our sales in terms of the number of energy storage systems sold as well as geographic footprint in FY 2020. Revenue generated from United States increased from $41.7 million in FY 2019 to $318.4 million in FY 2020, representing a 663.5% increase. Revenue generated from international operations increased from $50.4 million in FY 2019 to $243.0 million in FY 2020, representing a 382.1% increase, as we have expanded our business to new international markets in 2020.
Revenue and costs of goods and services both increased significantly due to increased sales volumes, while relatively lower weighted average cost of material and supplies, resulted in an increased gross profit margin in FY 2020 compared to FY 2019.

Research and development and general and administrative expenses both increased in FY 2020 compared to the prior year as we have been investing heavily in our technology, products and services, and human capital to support significant increases in revenues. We expect these expenses to increase for the foreseeable future as we experience continuing substantial growth and mature as a public company.
We believe the anticipated proceeds of this offering along with cash flows from operations, short-term borrowing from banks, and investments from QIA will be sufficient to meet our expense and capital requirements for the foreseeable future.
Key Factors and Trends
We believe that our performance and future success depend on several factors that present significant opportunities for us but also pose risks and challenges, including those discussed below and in the section of this prospectus titled “Risk Factors.”
Expected Decrease In Lithium-ion Battery Cost
Our revenue growth is directly tied to the continued adoption of energy storage systems by our customers. The cost of lithium-ion energy storage hardware has declined significantly in the last decade and has resulted in a large addressable market today. According to BloombergNEF, the component costs for lithium-ion battery packs are expected to fall from $161 per kilowatt hour (“kWh”) in 2020 to $73/kWh in 2030, an 8% annual reduction over this period. The market for energy storage is rapidly evolving, and while we believe costs will continue to decline, there is no guarantee that they will decline or decline at the rates we expect. If costs do not continue to decline, this could adversely affect our ability to increase our revenue or grow our business.
Increasing Deployment Of Renewable Energy
Deployment of renewable energy resources has accelerated over the last decade, and solar and wind have become a low-cost energy source. BloombergNEF estimates that renewable energy is expected to represent 70% of all new global capacity installations over the next 10 years. Energy storage is critical to reducing the intermittency and volatility of solar and wind generation.
Competition
We are a global energy storage leader. We intend to leverage our competitive strengths, technology, leadership, and market share position to help transform the way we power our world for a more sustainable future. The market for our products is competitive, and we may face increased competition as new and existing competitors introduce energy storage solutions and components. Furthermore, as we expand our services and digital applications over the next five years, we may face other competitors including software providers and some hardware manufacturers that offer software solutions. If our market share declines due to increased competition, our revenue and ability to generate profits in the future may be adversely affected.
Seasonality
We experience seasonality and typically see increased order intake in our third and fourth fiscal quarters, driven by demand in the Northern Hemisphere to install energy storage systems before the summer of the following year. Combined third and fourth fiscal quarter order intake in FY 2020 and FY 2019 accounted for 80% or more of our total intake each year. As a result, revenue recognition is typically significantly stronger in our third and fourth fiscal quarters as we provide the majority of our products to customers during these periods. Cash flows are typically negative in our first and second fiscal quarters, neutral to positive in our third fiscal quarter, and positive in our fourth fiscal quarter. Our services and digital application offerings do not experience the same seasonality given their recurring nature.
Impact of COVID- 19
On March 11, 2020, the World Health Organization declared the outbreak of a strain of novel coronavirus disease, COVID-19, a global pandemic. Governments in affected areas and countries in which we operate have imposed a number of measures designed to contain the outbreak, including business closures, travel restrictions, quarantines, and cancellations of gatherings and events. We have implemented operational and protective measures to ensure the safety, health, and welfare of our employees and stakeholders. This includes implementing work from home policies for all office employees. We have also ensured that all employees and visitors that visit our office have access to personal protective equipment, and we strictly enforce social distancing. Many of the sites where our products and services are delivered have been declared critical infrastructure and remained open following the respective safety protocols. We will maintain these precautions and procedures until COVID-19 is under adequate control. As of September 30, 2020, COVID-19 has not had a material impact on our operations or financial condition.
The full impact of the COVID-19 pandemic on our financial condition and results of operations will depend on future developments, such as the ultimate duration and scope of the pandemic, its impact on our employees, customers, and vendors, in addition to how quickly normal economic conditions and operations resume and whether the pandemic impacts other risks disclosed in “Risk Factors” within this prospectus. Even after the pandemic has subsided, we may continue to experience adverse impacts to our business from any economic recession or depression that may occur as a result of the pandemic. Therefore, we cannot reasonably estimate the impact at this time. We continue to actively monitor the pandemic and may decide to take further actions that alter our business operations as may be required by federal, state, or local authorities or that we determine to be in the best interests of our employees, customers, vendors, and shareholders.
Key Components of Our Results of Operations
The following discussion describes certain line items in our Consolidated Statements of Operations.
Total Revenue
We generate revenue from the sale of energy storage systems and service agreements with customers to provide operational services related to battery-based energy storage systems. Fluence enters into contracts with utility companies, developers, and commercial and industrial customers. We derive the majority of our revenues from selling system solutions. When we sell a system solution, we enter into a contract with our customers covering the price, specifications, delivery dates and warranty for the products being purchased, among other things.
Our revenue is affected by changes in the price, volume and mix of products and services purchased by our customers, which is driven by the demand for our products, geographic mix of our customers, strength of competitors’ product offerings, and availability of government incentives to the end-users of our products.
Our revenue growth is dependent on continued growth in the amount of battery-based energy storage system projects constructed each year and our ability to increase our share of demand in the geographies where we currently compete and plan to compete in the future as well as our ability to continue to develop and commercialize new and innovative products that address the changing technology and performance requirements of our customers.
Cost of Goods and Services
Cost of goods and services consists primarily of product costs, including purchased materials and supplies, as well as costs related to shipping, customer support, product warranty, personnel and depreciation of manufacturing and testing equipment. Personnel costs in cost of goods and services includes both direct labor costs as well as costs attributable to any individuals whose activities relate to the transformation of raw materials or component parts into finished goods or the transportation of materials to the customer.
Our product costs are affected by the underlying cost of raw materials, including steel and aluminum; supply costs, including inverters, casings, fuses, and cable; technological innovation; economies of scale resulting in lower supply costs; and improvements in production processes and automation. We do not currently hedge against changes in the price of raw materials. We generally expect our average cost of materials and supplies to decrease as sales volumes increase, however, some of these costs, primarily personnel and depreciation of manufacturing and testing equipment, are not directly affected by sales volume.

Gross Profit (Loss) and Gross Profit Margin
Gross profit and gross profit margin may vary from quarter to quarter and is primarily affected by our sales volume, product prices, product costs, product mix, customer mix, geographical mix, shipping method, warranty costs, and seasonality.
Operating Expenses
Operating expenses consist of research and development, sales and marketing and general and administrative expenses as well as depreciation and amortization expense. Personnel-related expenses are the most significant component of our operating expenses and include salaries, benefits, sales commissions, and payroll taxes. We expect to invest in additional resources to support our growth which will increase our operating expenses.
Research and Development Expenses
Research and development expenses consist primarily of personnel-related expenses, including salaries, benefits, and payroll taxes, for engineers engaged in the design and development of products and technologies, as well as products, materials, and third-party services used in our research and development process. We expect research and development expenses to increase in future periods to support our growth and as we continue to invest in research and development activities that are necessary to achieve our technology and product roadmap goals. These expenses may vary from period to period as a percentage of revenue, depending primarily upon when we choose to make more significant investments.
Sales and Marketing Expenses
Sales and marketing expenses consist primarily of personnel-related expenses, including salaries, benefits, amortization of sales commissions, and payroll taxes, for our sales and marketing organization, consultants and other third party vendors. We expect to increase our sales and marketing personnel as we expand into new geographic markets. We intend to expand our sales presence and marketing efforts to additional countries in the future.
General and Administrative Expenses
General and administrative expenses consist primarily of personnel-related expenses, including salaries, benefits, and payroll taxes, for our executives, sales, finance, human resources, information technology, engineering and legal organizations (that do not relate directly to the sales or research and development functions), as well as travel expenses, facilities costs, bad debt expense and fees for professional services. Professional services consist of audit, legal, tax, insurance, information technology and other costs. We expect general and administrative expenses to increase in the future as we scale our headcount with the growth of our business. We also expect that after the completion of this offering, we will incur additional audit, tax, accounting, legal and other costs related to compliance with applicable securities and other regulations, as well as additional insurance, investor relations and other costs associated with being a public company.
Depreciation and Amortization
Depreciation consists of costs associated with property, plant and equipment (“PP&E”) and amortization of intangibles consisting of patents and licenses over their expected period of use. We expect that as we increase both our revenues and the number of our general and administrative personnel, we will invest in additional PP&E to support our growth resulting in additional depreciation expense.
Other Income, Net
Other income, net consists of income (expense) from foreign currency exchange adjustments for monetary assets and liabilities.

Key Operating Metrics
	Fiscal Year Ended September 30,		FY 2020 vs. FY 2019
	2020	2019	Change	Change %
Energy Storage Systems
Deployed (MW)	473	439	34	7.7%
Contracted Capacity (MW)	844	832	12	1.4%
Pipeline (MW)	21,360	11,881	9,479	79.8%
Service Contract
Asset under management (MW)	331	220	111	50.5%
Contracted capacity (MW)	230	146	84	57.5%
Pipeline (MW)	1,210	405	805	198.8%
Deployed or Asset Under Management
Deployed included the energy storage systems that have achieved substantial completion and are not decommissioned.
Asset under management represents our long-term service contracts with customers associated with our completed energy storage system projects. We start providing maintenance, monitoring, or other operational services after the storage system projects are completed.
Contracted Capacity
For our energy storage system contracts, the contracted capacity included signed customer orders or contracts under execution prior to when substantial completion is achieved. For service contracts, the contracted capacity included signed service agreement associated with our storage system projects that have not been completed.
Pipeline
Pipeline represents our potential contracts where we are in the process of documenting the contracts but for which the contracts have not yet been signed. Pipeline is monitored by management to understand the growth of our Company and our estimated future revenue related to customer contracts for our battery-based energy storage products and services.
We cannot guarantee that our contracted capacity or pipeline will result in actual revenue in the originally anticipated period or at all. Contracted capacity and pipeline may not generate margins equal to our historical operating results. We have only recently begun to track our contracted capacity and pipelines on a consistent basis as performance measures, and as a result, we do not have significant experience in determining the level of realization that we will achieve on these contracts. Our customers may experience project delays or cancel orders as a result of external market factors and economic or other factors beyond our control. If our contracted capacity and pipeline fail to result in revenue at all or in a timely manner, we could experience a reduction in revenue, profitability, and liquidity. Pipeline is an internal management metric that we construct from market information reported by our global sales force. We monitor and track our pipeline but it is not maintained or audited in accordance with U.S. GAAP.
Non-GAAP Financial Measures
This section contains references to certain non-GAAP financial measures, including Adjusted EBITDA, Adjusted Gross Profit (Loss), Adjusted Gross Profit Margin, Adjusted Net Loss, and Free Cash Flow.
Adjusted EBITDA is calculated from the consolidated statements of operations using net income (loss) adjusted for (i) interest income (expense), net, (ii) income taxes, (iii) depreciation and amortization, (iv) equity-based compensation, and (v) other non-recurring income or expenses.

Adjusted Gross Profit Margin is calculated using Adjusted Gross Profit (Loss) divided by total revenue. Adjusted Gross Profit (Loss) is calculated using gross profit (loss), adjusted to exclude certain non-recurring income or expenses.
Adjusted Net Loss is calculated using net loss, adjusted to exclude (i) amortization of intangibles, (ii) equity-based compensation, (iii) other non-recurring income or expenses, and (iv) tax impact of these adjustments.
Free Cash Flow is calculated from the consolidated statements of cash flows and is defined as net cash provided by operating activities, less purchase of property and equipment made in the period. We expect our Free Cash Flow to fluctuate in future periods as we invest in our business to support our plans for growth. Limitations on the use of Free Cash Flow include (i) it should not be inferred that the entire Free Cash Flow amount is available for discretionary expenditures. For example, cash is still required to satisfy other working capital needs, including short-term investment policy, restricted cash, and intangible assets; (ii) Free Cash Flow has limitations as an analytical tool, and it should not be considered in isolation or as a substitute for analysis of other GAAP financial measures, such as net cash provided by operating activities; and (iii) this metric does not reflect our future contractual commitments.
These non-GAAP measures are intended as supplemental measures of performance and liquidity that are neither required by, nor presented in accordance with, GAAP. We present these non-GAAP measures because we believe they assist investors and analysts in comparing our performance across reporting periods on a consistent basis by excluding items that we do not believe are indicative of our core operating performance. In addition, we use certain of these non-GAAP measures (i) as factors in evaluating management’s performance when determining incentive compensation and (ii) to evaluate the effectiveness of our business strategies.
These non-GAAP measures should not be considered in isolation or as substitutes for performance measures calculated in accordance with GAAP and may not be comparable to similar measures presented by other entities. Readers are cautioned that these non-GAAP measures should not be construed as alternatives to other measures of financial performance calculated in accordance with GAAP. These non-GAAP measures and their reconciliation to GAAP financial measures are shown below.
The following tables present our non-GAAP measures for the periods indicated.
	Fiscal Year Ended September 30,		FY 2020 vs. FY 2019
($ in thousands)	2020	2019	Change	Change %
Net loss	$(46,710)	$(46,981)	$271	0.6%
Add (deduct):
Interest (expense) income, net	(379)	(1,226)	847	69.1
Income tax expense (benefit)	6,421	(778)	7,199	925.3
Depreciation and amortization	3,018	2,891	127	4.4
Non-recurring (income) expenses(a)	7,267	4,480	2,787	62.2
Adjusted EBITDA	$(30,383)	$(41,614)	$11,231	27.0%

(a)
Amount in FY 2020 included $5.5 million of one-time expenses related to project construction, $0.8 million of costs associated with the AMS acquisition and a $1.0 million expense associated with a safety incident in FY 2019. Amounts in FY 2019 included a $4.5 million expense caused by the same safety incident.

	Fiscal Year Ended September 30,		FY 2020 vs. FY 2019
($ in thousands)	2020	2019	Change	Change %
Total Revenue	$561,323	$92,151	469,172	509.1%
Cost of goods and services	553,400	100,068	453,332	453.0
Gross profit (loss)	7,923	(7,917)	15,840	200.1
Add (deduct):
Non-recurring (income) expenses(a)	6,478	4,480	1,998	44.6
Adjusted Gross Profit (Loss)	$14,401	$3,437	$17,838	519.0%
Adjusted Gross Profit Margin %	2.6%	(3.7)%

(a)
Amount in FY 2020 included $5.5 million of one-time expenses related to project construction, and a $1.0 million expense associated with a safety incident in FY 2019. Amounts in FY 2019 included a $4.5 million expense caused by the same safety incident.

	Fiscal Year Ended September 30,		FY 2020 vs. FY 2019
($ in thousands)	2020	2019	Change	Change %
Net loss	$(46,710)	$(46,981)	$271	0.6%
Add (deduct):
Amortization of intangible	$2,484	$2,479	5	0.2
Non-recurring (income) expenses(a)	7,267	4,480	2,787	62.2
Adjusted Net Loss	$(36,959)	$(40,022)	$3,063	7.7%

(a)
Amount in FY 2020 included $5.5 million of one-time expenses related to project construction, $0.8 million costs associated with the AMS acquisition and $1.0 million of expenses related to a safety incident which occurred in FY 2019. Amount in FY 2019 included $4.5 million expenses caused by the same safety incident.

	Fiscal Year Ended September 30,		FY 2020 vs. FY 2019
($ in thousands)	2020	2019	Change	Change %
Net cash (used in) provided by operating activities	$(14,016)	$27,682	$(41,698)	(150.6)%
Less: Purchase of property and equipment	(1,780)	(2,736)	956	(34.9)
Free Cash Flow	$(15,796)	$24,946	$(40,742)	(163.3)%
Results of Operations
Comparison of the Fiscal Year Ended September 30, 2020 to the Fiscal Year Ended September 30, 2019
The following table sets forth our operating results for the periods indicated.
	Fiscal Year Ended September 30,		FY 2020 vs FY 2019
($ in thousands)	2020	2019	Change	Change %
Total revenue	$561,323	$92,151	$469,172	509.1%
Costs of goods and services	553,400	100,068	453,332	453.0
Gross profit (loss)	7,923	(7,917)	15,840	200.1
Gross Profit % . . . . . . . . . . . . . . . . . . . . . . . . . . .	1.4%	(8.6)%
Operating expenses
Research and development	11,535	9,871	1,664	16.9

	Fiscal Year Ended September 30,		FY 2020 vs FY 2019
($ in thousands)	2020	2019	Change	Change %
Sales and marketing	16,239	14,963	1,276	8.5
General and administrative	17,940	13,950	3,990	28.6
Depreciation and amortization	3,018	2,891	127	4.4
Other income, net	520	1,833	(1,313)	(71.6)
Loss before income taxes	(40,289)	(47,759)	7,470	15.6
Income tax expense (benefit)	6,421	(778)	7,199	925.3
Net loss	$(46,710)	$(46,981)	$271	0.6%

Total Revenue
Total revenue increased from $92.2 million in FY 2019 to $561.3 million in FY 2020. The $469.1 million or 509.1% increase was mainly from the sales of our battery energy storage systems as we expanded our business in United State and international markets.
Costs of Goods and Services
Cost of goods and services increased from $100.1 million in FY 2019 to $553.4 million in FY 2020. The $453.3 million or 453.0% increase was primarily from materials and supplies associated with the sale of our battery energy storage systems due to the increased sales volume net of lower weighted average cost of the material and supplies.
Gross Profit (Loss) and Gross Profit Margin
Gross profit was $7.9 million, and gross profit margin was 1.4%, in FY 2020, compared to a gross loss of $7.9 million, and a negative gross profit margin of 8.6%, in FY 2019. The increase was driven by higher sales of energy storage products, net of lower per unit cost of material and supplies in FY 2020.
Research and Development Expenses
Research and development expenses increased from $9.9 million in FY 2019 to $11.5 million in FY 2020. The $1.6 million or 16.9% increase in FY 2020 compared to FY 2019 was mainly related to increased salaries and personnel-related costs.
Sales and Marketing Expenses
Sales and marketing expenses increased from $15.0 million in FY 2019 to $16.3 million in FY 2020. The increase of $1.3 million, or 8.5%, is related to increased marketing cost to support our revenue growth.
General and Administrative Expenses
General and administrative expenses increased from $13.9 million in FY 2019 to $17.9 million in FY 2020. The $4.0 million or 28.6% increase in FY 2020 as compared with FY 2019 related mainly to increases in personnel-related expenses including corporate, executive, finance, and other administrative functions, as well as expenses for outside professional services as we have been expanding our personnel headcount rapidly to support our growth.
Depreciation and Amortization
Depreciation and amortization remained flat from $2.9 million in FY 2019 to $3.0 million in FY 2020.
Other Income, Net
Other income, net decreased from $1.8 million in FY 2019 to $0.5 million in FY 2020. The $1.3 million or 71.6% decrease was mainly from foreign currency exchange adjustments for monetary assets and liabilities.

Income Tax Expense (Benefit)
Income tax expense increased from a ($0.8) million benefit in FY 2019 to a $6.4 million expense in FY 2020. The $7.2 million increase in income tax expense was mainly due to $3.4 million of tax withholdings on intracompany royalties and increase in valuation allowance of our deferred tax asset for foreign subsidiaries.
The effective income tax rate was (15.9) % and 1.6% for FY 2020 and FY 2019, respectively, with the change due to an increase in our international operations.
Net Loss
Net loss decreased from $47.0 million in FY 2019 to $46.7 million in FY 2020. The slight decrease in net loss was mainly due to an increase in gross profit, offset by increased expenses in general and administrative, sales and marketing, and research and development related to supporting expanding operations of the business, and also due to increase in income tax expense.
Liquidity and Capital Resources
Since inception and through FY 2020, our principal sources of liquidity were our cash and cash equivalents, short-term borrowing from banks, and capital contributions from AES Grid Stability and Siemens Industry.
After receiving an initial capital contribution from Siemens Industry in 2018, we received an equivalent $10.0 million and $2.5 million capital contribution from AES Grid Stability in FY 2019 and FY 2020, respectively.
Additionally, we procured liquidity from short-term borrowing from banks. We had an Uncommitted Line of Credit Agreement (“Line of Credit’) with Citibank, N.A. (“Citibank”) originally signed on January 29, 2019, which allows us to borrow an amount in aggregate not to exceed $2.0 million, from time to time, until January 29, 2021 (“Expiration Date”). The Line of Credit was further amended to increase the aggregate borrowing amount to $10.0 million, $30.0 million, and $50.0 million on May 13, 2020, August 7, 2020, and December 23, 2020, respectively. The Expiration Date for the Line of Credit was extended to March 31, 2023, on June 2, 2021. We did not have any outstanding short-term borrowings from the Line of Credit as of September 30, 2020 and 2019.
On December 27, 2020, we entered into a subscription agreement with QIA for the issuance of 1,250,000 Class B units for a total value of $125.0 million. With the transaction completed on June 9, 2021, the proceeds will be used to accelerate our growth and expand market share.
On April 28, 2021 and June 3, 2021, we borrowed $25.0 million and $25.0 million from AES, respectively, in the form of one-year promissory notes, each bearing annual interest at 2.86%. On May 3, 2021, we borrowed $25.0 million from Siemens, in the form of a one-year promissory note with an annual interest rate of 2.86%. The proceeds were used for general working capital needs. As of June 22, 2021, the total $75.0 million in borrowings from AES and Siemens were paid off in full.
We expect capital expenditures and working capital requirements to increase as we continue to grow over the next five years. We anticipate we will incur total capital expenditures of $6.8 million over the next five years, which will primarily be used for additional equipment. Our capital expenditure and working capital requirements in the foreseeable future may change depending on many factors, including but not limited to the overall performance of existing equipment, our sales pipeline, our operating results and any adjustments in our operating plan needed in response to industry conditions, competition or unexpected events.
We believe that our current cash and cash equivalents, cash flows from operations, short-term borrowing from banks, investments from QIA, combined with the anticipated proceeds of this offering, will be sufficient to meet our capital expenditure and working capital requirements for the foreseeable future.
Revolving Credit Facility
In connection with this offering, we plan to enter into the Revolver, dated on our about the date of the consummation of this offering, by and among Fluence Energy, LLC, as the borrower, Fluence Energy Inc., as a parent guarantor, the subsidiary guarantors party thereto, the lenders party thereto and J.P. Morgan Chase Bank N.A., as administrative agent and collateral agent. The Revolver will be secured by a (i) first priority pledge of the equity securities of Fluence Energy, LLC and its subsidiaries and (ii) first priority security interests in, and mortgages on, substantially all tangible and intangible personal property and material fee-owned real property of Fluence Energy, LLC, the parent guarantor and each subsidiary guarantor party thereto, in each case, subject to customary exceptions and limitations. The effectiveness of the Revolver is conditioned upon the consummation of this offering, however this offering is not contingent upon the effectiveness of the Revolver.
The interest rate will be either the Eurodollar Rate (as defined in the Revolver) plus    % or the Alternate Base Rate (as defined in the Revolver) plus    % at the option of Fluence Energy, LLC. Fluence Energy, LLC is required to pay to the lenders a commitment fee of    % per annum on the average daily unused portion of the revolving commitments through maturity, which will be the four-year anniversary of the closing date of the Revolver. The Revolver will also provide for up to $200.0 million in letter of credit issuances, which will require customary issuance and administration fees, as well as a fronting fee payable to each issuer thereof and a letter of credit fee of     % payable to the lenders.
The Revolver will contain covenants that, among other things, will restrict our ability to incur additional indebtedness; incur liens; sell, transfer, or dispose of property and assets; make investments or acquisitions; make dividends, distributions or other restricted payments; and engage in affiliate transactions. The Revolver will limit our ability to make certain payments, including dividends and distributions on Fluence Energy, LLC’s equity, Fluence Energy, Inc.’s equity and other restricted payments. In addition, we will be required to maintain (i) minimum liquidity and revenue requirements, in each case, until consolidated EBITDA reaches a certain specified threshold and we make an election, and (ii) thereafter, a maximum total leverage ratio and a minimum interest coverage ratio. Such covenants will be tested on a quarterly basis.
Historical Cash Flows
The following table summarizes our cash flows from operating, investing, and financing activities for the periods presented.
	Fiscal Year Ended September 30,		FY 2020 vs. FY 2019
($ in thousands)	2020	2019	Change	Change %
Net cash (used in) provided by operating activities	$(14,016)	$27,682	(41,698)	(150.6)%
Net cash provided by (used in) investing activities	$18,220	$(22,736)	40,956	180.1%
Net cash provided by financing activities	$2,500	$10,000	(7,500)	(75.0)%
Cash flows from operating activities are primarily comprised of cash inflows from the sale of energy storage systems and delivery of related services, net of the costs related to material and supplies, research and development, sales and marketing, and general and administrative activities. Net cash flows used in operating activities were $14.0 million in FY 2020 compared to net cash flows provided by operating activities of $27.7 million in FY 2019. The decrease in net operating cash flows was mainly due to increased trade receivables and unbilled receivable balances from increased sales of energy storage systems, partially offset by increased accounts payable and accruals.
Net cash flows from investing activities in FY 2020 included $20.0 million of cash inflows from the release of bank deposits that were collateralized for outstanding bank guarantees, net of $1.8 million of cash out flows used in purchases of property and equipment. Net cash flows used in investing activities in FY 2019 included $20.0 million of bank deposits invested and placed as collateral in FY 2019 and $2.7 million of cash out flows used in purchases of property and equipment.
Cash flows provided by financing activities of $2.5 million and $10.0 million were from capital contributions from AES Grid Stability in FY 2020 and FY 2019, respectively.
Credit Support and Reimbursement Agreement
We are party to an Amended and Restated Credit Support and Reimbursement Agreement with AES and Siemens Industry whereby they may, from time to time, agree to furnish credit support to us in the form of direct issuances of credit support to our lenders or other beneficiaries or through their lenders’ provision of letters of credit to backstop our own facilities or obligations. Pursuant to the Credit Support and Reimbursement Agreement, if AES or Siemens Industry agree to provide a particular credit support (which they are permitted to grant or deny in their sole discretion), they are entitled to receipt of a credit support fee and reimbursement for all amounts paid to our lenders or other counterparties, payable upon demand. The Credit Support and Reimbursement Agreement will not provide any credit support from September 30, 2026, provided that either AES or Siemens Industry will be permitted to terminate the agreement upon six months prior notice.
Critical Accounting Policies and Use of Estimates
Our financial statements have been prepared in accordance with GAAP. In the preparation of these financial statements, we consider an accounting judgment, estimate or assumption to be critical when (1) the estimate or assumption is complex in nature or requires a high degree of judgment and (2) the use of different judgments, estimates, and assumptions could have a material impact on the consolidated financial statements. We believe that the accounting policies discussed below are critical to understanding our historical and future performance, as these policies relate to the more significant areas involving management’s judgments and estimates. Refer to Note 2—Summary of Significant Accounting Policies and Estimates for further discussion of our critical accounting policies and estimates.
Revenue Recognition
We determine our revenue recognition through the following steps: (i) identification of the contract or contracts with a customer, (ii) identification of the performance obligations within the contract, (iii) determination of the transaction price, (iv) allocation of the transaction price to the performance obligations within the contract, and (v) recognition of revenue as the performance obligation has been satisfied.
As of September 30, 2020, our revenue was generated primarily from sale of battery-based energy storage systems and providing operational services related to storage products.
Sale of Energy Storage Systems
Fluence enters into contracts with utility companies, developers, and C&I customers to design and build battery-based energy storage systems. Each storage system is customized depending on the customer’s energy needs. Customer payments are due upon meeting certain milestones that are consistent with contract-specific phases of a project. We determine the transaction price based on the consideration expected to be received which includes estimates for project execution risks and other variable considerations, including liquidated damages. The transaction price identified is allocated to each distinct performance obligation to deliver a good or service based on the relative standalone selling prices. Generally, our contracts to design and build battery-based storage solutions are determined to have one performance obligation. We believe that the prices negotiated with each individual customer are representative of the stand-alone selling price of the energy storage system.
We recognize revenue over time as a result of the continuous transfer of control of our energy storage system to the customer. This continuous transfer of control to the customer is supported by clauses in the contracts that provide enforceable rights to payment of the transaction price associated with work performed to date, and is for products that do not have an alternative use to us and/or the project is built on the customer’s land that is under the customer’s control.
Revenue from the contracts is recognized using the percentage of completion method based on cost incurred as a percentage of total estimated contract costs. Contract costs include all direct material and labor costs related to contract performance. Pre-contract costs with no future benefit are expensed in the period in which they are incurred. Since the revenue recognition of these contracts depends on estimates, which are assessed continually during the term of the contract, recognized revenues and profit are subject to revisions as the contract progresses to completion. The cumulative effects of revisions of estimated total contract costs and revenues, together with any contract reserves which may be deemed appropriate, are recorded in the period in which the facts and changes in circumstance become known. Due to the uncertainties inherent in the estimation process, it is reasonably possible that these estimates will be revised in a different period. When a loss is forecasted for a contract, the full amount of the anticipated loss is recognized in the period in which it is determined that a loss will occur.
Services
Fluence also enters into long-term service agreements with customers to provide operational services related to purchased battery-based energy storage systems. The services include maintenance, monitoring, and other minor services. We account for the services as a single performance obligation as the services are substantially the same and have the same pattern of transfer to the customers. Straight-line revenue recognition method is applied for these types of services. We believe using a time-based method to measure progress is appropriate as the performance obligations are satisfied evenly over time based on the fact that customers receive the services evenly and cost pattern does not change significantly over the service period. Revenue is recognized by dividing the total contact revenue over the service period.
Some of the agreements also provide capacity guarantees which stand for a commitment to perform certain augmentation activities to maintain the level of battery capacity specified in the agreement. Augmentation activities would typically be represented by installation of additional batteries, and other components as needed, to compensate for partially lost capacity due to degradation of batteries over time. These services are treated as service-type warranties and are accounted for as separate performance obligations from other services discussed above. Performance obligations of the services are satisfied over time. Percentage of completion revenue recognition method is applied for service type warranties as the cost pattern changes significantly with little to no operating costs incurred in the earlier years and larger costs incurred in later years when augmentation is required to restore the required capacity, for example, adding more batteries or changing some existing modules with declined capacity.
For both systems and service contracts where there are multiple performance obligations in a single contract, we allocate the consideration to the various obligations in the contract based on the relative standalone selling price method. Standalone selling prices are estimated based on estimated costs plus margin or using market data for comparable products when estimated costs are not imputable.
Revenue is recorded net of any taxes assessed on and collected from customers, which are remitted to the governmental authorities.
Internal Control Over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented or detected on a timely basis.
During the fiscal year ended September 30, 2020, a material weakness in the internal control over revenue recognition process has been identified. The design and implementation of controls has not been sufficient to adequately interpret ASC 606 in the design of the accounting policy related to in-transit and delivered, but uninstalled equipment. We are in the process of developing a remediation plan which includes, without limitation, (i) hiring additional experienced accounting, financial reporting and internal control personnel as we transition to being a public company and are required to comply with Section 404 of the Sarbanes-Oxley Act, (ii) implementing controls to enhance our review of significant accounting transactions and other new technical accounting and financial reporting issues and preparing and reviewing accounting memoranda addressing these issues, and (iii) implementing controls to enable an effective and timely review of account analyses and account reconciliations. We have recently hired additional resources, and we are engaging with a third-party consulting firm to assist us with our formal internal control plan and provide staff augmentation of our internal audit function.
The material weaknesses will not be considered remediated until management designs and implements effective controls that operate for a sufficient period of time and management has concluded, through testing, that these controls are effective.

We and our independent registered public accounting firm were not required to, and did not, perform an evaluation of our internal control over financial reporting as of September 30, 2020, in accordance with Section 404(b) of the Sarbanes-Oxley Act. Accordingly, we cannot assure you that we have identified all, or that we will not in the future have additional, material weaknesses. Material weaknesses may still exist when we report on the effectiveness of our internal control over financial reporting as required under Section 404 of the Sarbanes-Oxley Act.
Quantitative and Qualitative Disclosures About Market Risk
Market risk is the potential loss that may result from market changes associated with our business or with an existing or forecasted financial transactions. We are exposed to various market risks in the ordinary course of our business which are discussed below.
Credit Risk
Credit risk refers to the risk that a counterparty may default on its contractual obligations resulting in a loss to us. Our counterparties for sale of our energy storage products and delivery service are customers including conglomerates, utilities / load-serving entities, independent power producers, developers, and C&I customers in the United States and other countries. A loss of one or more of our significant customers, their inability to perform under their contracts, or their default in payment could harm our business and negatively impact revenue, results of operations, and cash flows. Credit policies have been approved and implemented to govern our portfolio of counterparties with the objective of mitigating credit losses. These policies establish guidelines, controls, and limits to manage credit risk within approved tolerances by mandating an appropriate evaluation of the financial condition of existing and potential counterparties, monitoring agency credit ratings, and by implementing credit practices that limit exposure according to the risk profiles of the counterparties. In addition, customers are required to make milestone payments based on their project’s progress. We may also, at times, require letters of credit, parent guarantees or cash collateral when deemed necessary.
Our overall exposure may be affected positively or negatively by macroeconomic or regulatory changes that impact our counterparties to one extent or another. As of September 30, 2020, COVID-19 has not had a material impact on our credit risk exposure to our counterparties. Currently, management does not anticipate a material adverse effect in our financial position or results of operations as a consequence of counterparty non-performance. We continuously monitor the creditworthiness of all our counterparties.
Foreign Currency Risk
Our reporting currency is the U.S. dollar, while certain of our current subsidiaries have other functional currencies, reflecting their principal operating markets. Fluctuations in currency exchange rates between the U.S. dollar and the Euro, the British pound, the Australian dollar, and the Swiss Franc in our current foreign markets could create significant fluctuations in earnings and cash flows. To date, we have not had material exposure to foreign currency fluctuations and have not had material hedging instruments to hedge the foreign currency risks.
Commodity Price Risk
We are subject to risk from fluctuating market prices of certain commodity raw materials that are used in our products. Prices of these raw materials may be affected by supply restrictions, logistics and shipping, and tariffs or other market factors from time to time, and we do not enter into hedging arrangements to mitigate commodity risk. Significant price changes for these raw materials could reduce our operating margins if we are unable to recover such increases from our customers and could harm our business, financial condition, and results of operations.
Customer Concentration and Emerging Market Exposure Risk
We deliver products and services in developed economies, including the United States, the United Kingdom, Chile, Ireland, Switzerland, Australia, and Germany. We also deliver products and services in the Philippines, which represent 34.1% of revenue in FY 2020. Macroeconomic conditions in developing economies are usually more volatile than in developed economies and entail certain risks and uncertainties. Changes in the United States trade environment, including the imposition of import tariffs, could adversely affect the amount or timing of our revenues, results of operations or cash flows. The interruption of the flow of components and materials from international vendors could disrupt our supply chain, including as a result of the imposition of additional duties, tariffs and other charges on imports and exports.
Emerging Growth Company Status
We are an emerging growth company, as defined under the JOBS Act. The JOBS Act permits an emerging growth company like us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We have elected to take advantage of this extended transition period. As a result, the information that we provide to stockholders may be different than the information you may receive from other public companies in which you hold equity.

BUSINESS
Our Mission
Our mission is to transform the way we power our world for a more sustainable future.
Overview
We are a market-leading product, services, and digital applications provider that is enabling the global clean energy transition. We believe battery energy storage technology (“energy storage”) is at the center of this transition and is becoming even more important as more renewables are added to the grid and the transportation sector moves towards electrification. We are driving change by delivering configurable energy storage product, service, and digital application packages, as well as AI-enabled renewable bidding optimization software. Our offerings help major utilities, developers, and commercial and industrial (“C&I”) customers around the world deliver a more sustainable, reliable, and resilient electric grid in a repeatable, scalable way.
Energy storage is a key solution to the challenges facing electricity markets and transmission grids, including: electricity load variability and quality issues from increased participation of renewable energy generation; growing consumer and industrial demand for smart grid services; and localized capacity constraints on transmission networks, particularly around periods of peak demand. Energy storage is a uniquely flexible, asset that can provide multiple critical grid services, including energy shifting, peaking capacity, ancillary services, and transmission & distribution infrastructure functions. Our team has helped the industry move from a few deployments of single-function systems under 10 megawatts (“MW”), to multiple deployments of systems over 100 MW with broad functionality optimized by advanced software and digital intelligence.
Fluence is a leading pure-play provider of energy storage technology globally, and our AI-enabled digital applications help customers maximize the value and performance of single systems or entire portfolios of clean energy assets. Although we were established in January 2018 as a joint venture between Siemens and AES, members of our board of directors and leadership team were part of the founding team at AES Energy Storage that conceived and tested the world’s first lithium-ion energy storage system on an electric grid starting in 2007. Fluence has built on AES’ industry-defining work in clean energy and storage operations and Siemens’ energy technology leadership and global sales presence. The result is an agile company with a global presence solely focused on enabling the clean energy transition.
We believe our customer- and market-centric approach differentiates us from our peers and best positions us to deploy our high-value and high-margin services and digital recurring revenue offerings across a large, global installed base, building upon our 13 years of deep energy storage experience and data-driven insights. Furthermore, our advanced digital applications delivered to non-Fluence customers can enable cross-sales of Fluence energy storage systems. Last year, we unveiled our sixth-generation technology stack (“Tech Stack”), which is the foundation of our energy storage systems. The Tech Stack combines our modular, factory-built hardware (“Fluence Cube”), proprietary operating system (“Fluence OS”), and data-driven intelligence (“Fluence IQ”). In addition to energy storage systems, our offerings include delivery services and recurring operational services, as well as financing structuring services, such as energy-storage-as-a-service (“ESaaS”). Furthermore, our digital solutions include the Fluence Trading Platform, which delivers artificial intelligence-powered market bidding optimization for solar, wind, and energy storage assets, including non-Fluence energy storage systems.
Guidehouse Consulting has ranked us as the leading energy storage system provider since our inception, based on factors including vision, go-to-market strategy, product performance, technology and execution. We were also ranked as the largest global energy storage system integrator in a 2021 report by Clean Horizon and won Best Commercial Technology of the Year at the 2020 S&P Global Platts Global Energy Awards for our sixth-generation Tech Stack. Previous generations of our technology have won the Edison Electric Institute’s annual Edison Awards (2012, 2016, and 2021).
As of May 31, 2021, we had 0.9 gigawatts (“GW”) of energy storage assets deployed and 1.8 GW contracted across 29 markets with a gross global pipeline of 36 GW. As of that date, our global operational and maintenance (“O&M”) services team was providing services for 747 MW of energy storage assets, with a further 1.1 GW contracted, which have provided Fluence with over 280 terabytes of data on energy storage operation and performance.
In 2020, we entered into an agreement with QIA for a $125 million investment to accelerate our growth and the global deployment of our offerings, which has included the acquisition of the software and digital intelligence platform of Advanced Microgrid Solutions (“AMS”), a leading artificial intelligence-enabled optimized bidding software for utility-scale storage and renewable generation assets, which became the Fluence Trading Platform. As of May 31, 2021, we had an aggregate of 2.4 GW of renewable energy assets using the Fluence Trading Platform and a further 1.1 GW of renewable and energy storage assets contracted. We expect our services and digital applications, including the Fluence Trading Platform, to expand meaningfully over the next five years and contribute increasingly to our bottom-line growth.
Our Industry and Market Opportunity
Climate change is an existential threat. Severe weather events and broader awareness of the financial implications of climate change are driving a systemic global transition away from fossil fuels towards sustainable energy systems. However, renewable generation, unlike fossil fuel generation, has no inherent storage capacity and can only be used in favorable wind and solar conditions. Energy storage is therefore a critical enabler of large-scale adoption of 24/7 renewable energy. Furthermore, accelerating electrification of industries such as transportation is driving demand for more generation. Energy storage can help both serve and smooth additional peak demand, improving grid reliability and managing energy requirements.
As the first truly digital asset on the electric grid, energy storage is also a uniquely flexible tool for grid planners, operators, and power providers. We believe energy storage sits at the epicenter of the global clean energy transition and represents the backbone of a massive change in our energy market infrastructure driven by three key trends: Grid modernization, decarbonization, and digitalization. The energy transformation will require $100 trillion of investment through 2050 based on the midpoint of Bloomberg New Energy Finance’s (“BloombergNEF”) NEO 2020 clean electricity and green hydrogen pathway.
We believe that those three megatrends form the drivers for significant changes in the energy markets which will drive the overall market opportunity for energy storage.

Key drivers
Grid Modernization
Virtual T&D
"Digital Response"
Complex Ecosystems
Microgrid
C&I
Digitalization - Redefining the Market
Optimize With AI
Digital Applications
Blockchain
Granular & Dynamic Markets
Virtual Power
Marketplace
Accelerating Decarbonization
Wind
Solar
Hydrogen
Electric Mobility
Flexible Capacity
Overview
Revenue type
Market driver
TAM (GW)
Energy Storage Products
Energy storage systems
Engineering and delivery services
Upfront
New energy storage system deployments
24% CAGR
3.8
34.2
New installations in 2020
New installations in 2030
Services
Operational & maintenance services
Energy system management services
Energy storage as a service
Recurring
Cumulative energy storage capacity
31% CAGR
12.7
193.7
2020 installed base
2030 installed base
Digital Applications and Solutions
Fluence OS & IQ
Digital applications & trading platform
Dynamic capacity services (e.g. VPP)
Recurring + participation-based
Cumulative energy storage capacity
Cumulative total renewable and conventional generation
7,975.9
2030 installed base
Conventional 36%
Storage 2%
Wind 22%
Solar 20%
Hydro 20%

Source: BloombergNEF; Note: Coal excluded from conventional generation for purposes of estimating Digital Applications and Solutions TAM
Energy Storage Market Opportunity
The energy storage market is comprised of three components: energy storage products; services; and digital applications and solutions. Energy storage products encompass the components (including batteries), professional services, and labor required to manufacture, assemble, and install systems. Services include the recurring operational and maintenance services that energy storage systems require, management services that are provided by third parties when asset owners outsource the operations of their systems, and the provision of ESaaS. Digital applications and solutions include operating systems, applications, such as trading platforms that allow system owners to manage their grid participation, and dynamic capacity services, such as virtual power plants (“VPPs”). These trading platforms and VPPs can be deployed on both energy storage assets and renewable and conventional generation assets.
The energy storage products market is driven by the deployment of new energy storage systems globally, and its addressable market is comprised of the annual spend associated with the manufacturing, delivery, and installation of new energy storage systems. According to BloombergNEF, global annual energy storage capacity installations, excluding the residential market, grew from 0.6 GW a year in 2015 to 3.8 GW a year in 2020, and are expected to grow to 34.2 GW a year by 2030. We believe most forecasts for the energy storage sector, including BloombergNEF’s, understate the size and market opportunity as forecasts generally only account for spend associated with the physical energy storage asset and do not account for the associated service and digital spend.
The services market is driven by the growth in installed energy storage systems globally, and its addressable market is comprised of the recurring annual service spend across the entire fleet of energy storage systems, which is continuing to grow through new system installations. According to BloombergNEF, global installed energy storage capacity, excluding the residential market, grew 57% per annum between 2015 and 2020, and the installed base is expected to grow at a 31% annual growth rate through 2030. BloombergNEF forecasts that global installed energy storage capacity will reach 193.7 GW by 2030, excluding the residential market.
The digital applications and solutions sector is driven by the growth in installed energy storage systems and renewable and conventional generation assets, and its addressable market is comprised of the total global installed fleet of energy storage systems and renewable and conventional generation assets. The digital applications and solutions economic model is primarily structured as (i) $/kilowatt (“kW”) recurring fixed fees, and in some cases (ii) $/kW performance-based incentive fees both calculated based on the GWs of storage and generation assets on which digital applications and solutions service offerings are deployed. We believe there is an opportunity to not only deploy digital applications and solutions on individual assets but also across entire energy storage fleets and portfolios of generation assets to improve their collective performance and economic output, and to reduce the overall carbon footprint of the electric grid by optimizing the interactions between different asset types.
Key Drivers of Growing Energy Storage Market
We believe there are multiple factors driving continued growth in the energy storage sector including:
•
Heightened grid variability from the increasing prevalence of renewable energy and decarbonized technologies.   BloombergNEF forecasts that 641 GW of coal and natural gas power plants are expected to be retired globally over the next 10 years and that renewable energy is expected to represent approximately 70% of all new global capacity installations in the same period. Energy storage is a proven replacement for retiring natural gas plants, as evidenced by the AES Alamitos Battery Energy Storage System in Long Beach, California, which uses Fluence technology and was procured specifically to replace a retiring natural gas plant that provided critical peaking capacity for the LA Basin. The accelerating transition from fossil to renewable generation and from conventional to electric vehicles is expected to require significant increases in energy storage capacity to both offset potential grid instability caused by intermittent renewable resources and enable the use of power from renewable generation assets at times when the natural resource is unavailable.

•
Ability to compensate for infrastructure constraints.   The existing power grid was not designed to support distributed and renewable generation infrastructure. Growing capacity constraints on transmission lines are forcing grid operators to curtail, or dump, excess renewable energy, limiting the ability to decarbonize the grid. Energy storage assets placed at strategic nodes on transmission networks allow power to be transmitted during times of increased transmission capacity. This reduces congestion, increases use of existing transmission lines, and lowers system operating costs. Additionally, by being able to store renewable power, grid operators can use renewable energy to meet potential power shortfalls that would otherwise be met by traditional sources of energy such as natural gas peaker plants.

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Expected decrease in battery costs.   According to BloombergNEF, the component costs for lithium-ion battery packs are expected to fall from $161/kWh in 2020 to $73/kWh in 2030, which represents an 8% annual reduction over this period. This forecasted reduction in the battery cost is expected to improve the economics of energy storage and support the development of larger energy storage systems.

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Corporate and investor support for decarbonization.   Over 300 major companies have pledged to source 100% of their energy from renewable energy as part of the RE100 initiative. This trend has driven over 10 GW of corporate power purchase agreements to be signed in the United States in 2020 compared to just 4 GW in 2017, according to BloombergNEF. Additionally, environmental responsibility has also become a priority for investors. In September 2020, Climate Action 100+, an investor initiative representing 500 global investors collectively managing more than $47 trillion in assets, sent letters to multiple corporations to urge them to set clear goals to pursue net-zero emissions by 2050 or sooner.

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Favorable government policy initiatives.   Governments across the globe have announced policies to support the transition from fossil fuels to low-carbon forms of energy. For example, the United States recently rejoined the Paris Agreement and proposed a tax incentive for standalone energy storage projects as part of President Biden’s American Jobs Plan. Internationally, the European Union has proposed legislation targeting achieving net-zero emissions by 2050, Australia announced a targeted two-thirds reduction in emissions per unit of gross domestic product by 2030, and India pledged to achieve a 33-35% reduction in emissions intensity by 2030.
Our Products and Services
Our offerings include energy storage systems and delivery services, recurring operational services and digital solutions and applications for energy storage and other power assets. We have repeatedly pioneered new use cases for grid-scale energy storage, from frequency regulation and capacity peak power to virtual dams and virtual transmission lines.
Energy Storage Products
We sell highly configurable energy storage systems with integrated hardware, software and digital intelligence. Unlike other energy storage providers, we take a customer- and market-centric approach, building products and technology based on customer needs and economic feasibility. We offer three energy storage products built on our sixth-generation Tech Stack foundation, which are optimized for common customer use cases but can be configured for specific use cases:
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Gridstack™:   grid-scale, industrial-strength energy storage system designed for demanding market applications with industry-leading reliability, scalability, and safety. Its design is built for applications including flexible peaking capacity, frequency regulation, renewable integration, transmission, and distribution enhancement and more.

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Sunstack™:   designed to optimize solar capture and delivery. Its system architecture unites batteries and PV on the same side of the DC bus to take advantage of higher PV-to-inverter ratios, maximize solar yield, and simplify the interconnection process.

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Edgestack™:   commercial energy storage system that discharges when needed to flatten a facility’s energy load profile, resulting in significantly reduced demand charges. The fully integrated system is available in smaller-size building blocks that can be easily configured to meet the needs of individual facilities and aggregated across fleets or locations without time-consuming redesigns.

We also offer comprehensive engineering and delivery services to support the deployment of our storage products. Customers can select from a range of delivery service, from project design to full-wrap turnkey installation.
We have designed our energy storage systems to allow for licensing to third-party partners, and plan to offer the ability to license Fluence products, services, and digital applications to partners targeting specific geographies and market use cases.
Sixth-Generation Technology Stack
Our energy storage products are built on our Tech Stack, which is comprised of our Fluence Cube, Fluence OS, and Fluence IQ. The Tech Stack builds upon 13 years of development in prior generations (introduced in 2008, 2009, 2010, 2014, 2017), reflecting ongoing safety and design improvements.
Fluence Cube is a modular, factory-built, approximately 8’x8’x8’ building block that delivers safe, scalable, cost-effective systems. Our battery and supplier-agnostic system architecture allows us to deliver optimized solutions for our customers on a global scale while incorporating the latest technology components.
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Component Flexibility:   incorporates various technologies to meet common requirements for power, duration, and battery technology, with no need for custom design. The technology-agnostic approach avoids vendor lock-in and reduces risk.

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Embedded Safety:   comprehensive safety features are built into each Fluence Cube, while factory assembly provides consistent quality control. Continuous safety upgrades are based on extensive research, industry-leading experience, and ongoing design improvements.

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Rapid Delivery and Augmentation:   repeatable form factor drives efficiencies in project design and Balance of Plant interfaces. The Fluence Cube ships with all battery, cooling, and controls equipment pre-installed to support rapid on-site installation and commissioning. Our building block approach is designed to help customers meet current requirements and enable optimal augmentation of systems over time, taking advantage of falling battery prices and best-in-class technologies.

Fluence OS is a sixth-generation, fully integrated edge controls platform with comprehensive control, asset management, and system visibility across single sites or entire fleets. It enables asset owners to manage storage system operations according to pre-set modes and access real-time information through cloud-based data. The OS architecture uses three levels of supervisory controls and embedded logic to coordinate system charging and discharging based on operating parameters and constraints.
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Comprehensive Controls:   system operations can be set to a variety of modes, with ability to actively manage state of charge and control the timing and parameters of different storage applications. Integration is also enabled with external interfaces, independent system operators, and third-party software via common protocols.

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System Visibility:   access to real-time performance and operating metrics through multiple system views covering the full storage array down to individual Fluence Cubes. Customers can view time-stamped system alarms displayed in a hierarchy of warnings and alerts. Comprehensive data acquisition and cloud-based storage enable regular system monitoring.

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Embedded Safety:   Fluence OS provides additional layers of protection beyond hardware components and continuously monitors, detects, and alerts operators to potential anomalies for immediate attention, including to Fluence’s 24/7 monitoring staff.

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Data and Cybersecurity:   Fluence follows the National Institute of Standards and Technology cybersecurity framework and supports North American Electric Reliability Corporation cybersecurity standards. Fluence software and systems employ enterprise-class network security with firewall software monitoring and controlling all local network traffic, including weekly vulnerability scanning and patching on local devices. High-grade, Advanced Encryption Standard 256-bit encryption protects all data in transit from local systems to our virtual private cloud (“VPC”), and external access utilizes multifactor authentication.

Fluence IQ uses data-driven insights and dispatch algorithms to improve revenue generation, system decision-making, asset performance, and operations.
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Precise Dispatch:   suite of dispatch algorithms for more than 40 controls applications built on historical data and true market requirements for optimal accuracy and performance. Market-specific algorithms are updated based on rule changes and other developments.

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Machine Learning:   data science-driven models leveraging hundreds of terabytes of historical data create new digital applications for ongoing system operations and management. Digital intelligence tools are used to predict capacity with battery degradation models, predict pricing in energy and ancillary services markets, optimize storage system sizing based on lifetime usage profiles, and detect anomalous temperature activity.

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Advanced Reporting:   Cloud-based reporting provides interactive visualizations and pre-configured analyses on key system performance indicators, including system availability, state of health, discharge cycles, outages, and more.

Services
Operational & Maintenance Services
In addition to energy storage systems, our offerings include delivery services and recurring operational services. Our recurring O&M services are designed around customer business needs, in-house capabilities, performance requirements, and risk profiles. We offer four operational services packages: Guided Services, Shared Services, Complete Services and Asset Management. These packages provide varying levels of training, maintenance, guarantees, warranties, and support to address our customers’ desired level of active system management. The service levels range from providing comprehensive training for customers to performing full asset operation and management on behalf of the customer. Fluence services help secure systems with back-to-back OEM equipment warranties and extensive claims support. We help safeguard customer asset revenue potential over project life with degradation, capacity, and availability guarantees. Preventive and reactive maintenance services maintain equipment and optimal operating conditions, backed by 24/7 support and what we believe to be the most experienced team in the industry.
Energy Storage-as-a-Service
Fluence, working with third-party financial partners, including Siemens Financial Services, offers financing structuring services to customers. For instance, ESaaS enables customers to access the benefits of energy storage without upfront investment or technical expertise.
We are continuously innovating new service offerings for our customers, including providing support for Fluence products, services, and digital applications to channel partners such as Siemens.
Digital Applications and Solutions
Our team is continuously expanding the digital applications we offer to customers. Those applications may include internally developed applications as well as third-party applications offered through a Fluence digital applications platform.
Our proprietary operations platform, Fluence OS, enables asset owners to manage storage system operations according to pre-set modes and access real-time information through cloud-based data. It is an integral part of all our energy storage product sales. Fluence IQ is our underlying digital intelligence layer that encompasses proprietary artificial intelligence, dispatch algorithms, and data science technologies to enable the advanced capabilities of our digital applications. Fluence IQ leverages terabytes of data gathered from Fluence OS and external sources to inform price forecasting, anomaly detection, and system size optimization. Fluence OS controls software enables Fluence energy storage systems to deliver critical grid services such as primary frequency regulation, secondary frequency response, fast frequency response, peak shaving, voltage regulation, power factor regulation, non-spinning reserves, capacity peak power, solar energy time-shifting, firm solar export, energy arbitrage, and more. Fluence also delivers stacking of grid services, allowing storage assets to perform multiple services simultaneously and increase revenue-generating opportunities. In addition to Fluence OS, we offer specialized digital applications, such as the Fluence Trading Platform.
The Fluence Trading Platform, which we acquired from AMS in 2020, is a leading artificial intelligence-enabled bidding software for utility-scale storage and renewable and conventional generation assets, enabling customers to optimize asset trading in wholesale electricity markets. That leadership is demonstrated by the fact that it has been selected by one customer for deployment in the California market to optimize a system acquired from a Fluence competitor. In addition, it is currently used to optimize approximately 18% of all the utility-scale wind and solar assets bidding into Australia’s National Electricity Market (“NEM”). One of the goals of the AMS acquisition is to combine Fluence’s insights from deep experience operating energy storage systems globally with the Fluence Trading Platform’s optimized market participation capabilities.
The Fluence Trading Platform provides energy traders with a range of optimization solutions:
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Advanced Price Prediction:   State-of-the-art machine learning techniques, producing an ensemble of price forecasts (P10 to P90) for each product across day-ahead and real-time markets;

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Optimized Bidding:   Stochastic optimization that captures technical constraints and business objectives to produce bids across energy and ancillary services in day-ahead and real-time markets; and

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Automated Trading:   System-generated complete bid files (with option for customer override) for seamless transmission to market operators and real-time review of market results.

Our Trading Platform is technology-agnostic (it can be applied to wind and solar assets as well as energy storage assets) and vendor-agnostic (it is available to optimize non-Fluence storage systems), and is delivered using cloud-based software-as-a-service, avoiding requirements for onsite hardware or software installations. Our pricing strategy is based on a volume-based subscription fee with the ability to start with a smaller scale and increase the number of assets covered by the software as customers build out their fleets, along with the potential for performance-based revenue-sharing structures.
The Fluence Trading Platform analyzes thousands of variables to provide leading price forecasting and optimization using proprietary machine learning algorithms. The resulting market-compliant bids can increase revenue for wind and solar asset owners by up to 10%, and up to 25-30% for energy storage asset owners over a 12-month period compared to manual trading. The Percent of Perfect Foresight (“PoP”) metric helps asset owners evaluate the performance of an algorithmic trading approach by comparing it with the maximum revenue an asset could have attained if it had perfect knowledge of actual market prices (i.e., “perfect foresight”). The Fluence Trading Platform has delivered up to 90% PoP to customers in Australia’s NEM.
To protect the Fluence OS and Fluence IQ, we employ enterprise-class network security, with firewall software monitoring and controlling all local network traffic. Secure, role-based user access is done via a virtual private network (“VPN”) with multi-factor authentication and 256-bit encryption. High-grade, Advanced Encryption Standard 256-bit encryption is used to protect all data in transit from local systems to the VPC. Data in transit takes place over secure, site-to-site VPN tunnels. A secure, logically isolated cloud environment uses restrictive firewall and security group rules to limit connectivity within the VPC. All external access to the cloud is done using VPN with multi-factor authentication.
To protect the Fluence Trading Platform, we employ similar network security measures, complete with firewall software monitoring, strict network environment partitioning, and encrypted traffic between all systems. Our authorization and authentication solution leverages the industry standard provider Auth0, requires multi-factor authentication and strong password requirements for all users, and contains monitoring, alerting, and limiting to ensure resiliency against concentrated attacks and immediate knowledge of inappropriate access. Data in transit takes place over secure site-to-site VPN tunnels and SSL/TLS. Services deployed in logically isolated cloud environments are separated using strict network partitioning and are not accessible to the internet except for specific bastion nodes. All external access to the cloud is done using either VPN with multi-factor authentication or secure public/private key Secure Shell Protocol.
Our Competitive Strengths
We believe the following key strengths have enabled us to become a leading provider of energy storage products, services, and digital applications, positioning us to continue to capture future market opportunities:
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Incumbent position with global track record of success.   We are one of the largest providers of energy storage systems globally, with 0.9 GW of energy storage assets deployed and 1.8 GW contracted, and a track record of 13 years of experience from our predecessor companies. We have a presence across 29 markets and supplied the first battery-based energy storage systems in 18 of those markets. Additionally, as of May 31, 2021, we had an aggregate of 2.4 GW of renewable energy assets using the Fluence Trading Platform and 1.1 GW of renewable and energy storage assets contracted. Moreover, through Fluence OS, we have access to hundreds of thousands of hours of cumulative energy storage system operating history, with over 280 terabytes of data on operation and performance. This data enables us to optimize our asset base, dispatching them to maximize economics, reduce operational costs, extend useful lives, and deliver critical grid services when needed.

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Disruptive digital and software products.   Fluence uses multi-layered design of edge applications, including Fluence OS and Fluence IQ, to transform hardware into digital assets with extensive market and grid applications that can fully integrate with cloud-based digital products like the Fluence Trading Platform. Our dedicated Fluence Digital team is focused on developing and commercializing a cloud-based digital platform using optimization, AI-driven predictive analytics, and software to address the challenges customers face when participating in complex energy markets. We have delivered our digital products using a software-as-a-service business model suitable to Fluence’s growth plan. We are evolving to a platform-as-a-service to allow customers to implement their own propriety applications on Fluence’s digital platform to flexibly serve their growing needs across global energy markets.

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Large installed base enables cross-selling and incremental revenue streams.   Our installed base is a captive market for repeat customers and high-margin follow-on service and digital opportunities, as we are best positioned to provide tailored, value-maximizing solutions for our own systems. The majority of our customers adopt energy storage as a new asset class and return for subsequent systems purchases. We believe our substantial base of customers and data enables cross-selling of our service and digital offerings. Conversely, digital applications sold to non-Fluence energy storage product customers can enable energy storage product cross-sales. By deploying learnings from our digital application customers to develop offerings that meet their business needs, we believe we can create opportunities to convert them into system owners.

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Global supply chain and technology partnerships.   We have developed a global supply chain with an evolving regionally focused operational model with the objective of assembling products near project sites and partnering with innovative suppliers. For example, we recently signed a technology co-development and supply agreement with a third-party supplier that expands our battery supply chain into Europe and allows us to develop, manufacture, and commercialize an optimized battery subsystem that is significantly more energy dense than today’s standard solutions. The agreement also enables us to deploy a battery management system that we can integrate with other vendors to extend our value chain, develop battery competencies, and lower total cost of ownership.

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Battery technology-agnostic.   Our energy storage products are designed to work with many types of batteries, and we have established partnerships with the leading battery manufacturers around the world. As a result, we do not believe we are exposed to significant risk from changes in battery technology or shifts in market share between different manufacturers. Our sixth-generation product line, as well as our earlier product lines, can take advantage of current and next-generation lithium-ion and lithium batteries (e.g. solid state).

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Experienced management team with extensive energy storage experience.   We believe we have assembled one of the most experienced management teams in the energy storage sector, with over 200 years of aggregate industry experience and a proven track-record of managing high-growth, international operations for global industrial and technology companies. Members of our management and Board were on the team that conceived and tested the first ever grid-connected lithium-ion energy storage systems and sold the world’s first commercial system.

Our Growth Strategy
We intend to leverage our global scale, technology leadership, and market share position to help transform the way we power our world for a more sustainable future. Some key elements of our growth strategy include:
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Develop energy products, services, and digital applications packaged into solutions that solve customers’ energy challenges.   Our close relationships with customers and our market intimacy informs our hardware and software product development and service offerings and enables us to continually expand use cases for energy storage on the grid. Our technology addresses customers’ existing energy challenges and we are committed to continuing to push the edge of innovation for grid modernization and decarbonization as our customers’ business models evolve.

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Expand competitive advantage of productization and manufacturing.   We aim to create an optimized production organization, develop mass manufacturing facilities globally, and continue to secure partnerships with key battery suppliers. We believe that enhancing our product-focused model and supply chain leverage will support our global growth objectives and result in superior unit economics.

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Optimize sales channels and market segmentation with a regionalized model.   We are focused on expanding standardized offerings that are optimized for each of our sales channels. Having customizable packages for geographic and market segments streamlines product procurement for our customers, improves our sales cycle, enhances our ability to scale, and supports our margin expansion. We are also moving to a more localized, regional organizational structure to better support customers and sales channels, improve logistics, and enhance market focus.

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Leverage our sponsor relationships to accelerate global growth.   Our partnerships with AES and Siemens provide built-in and growing customer bases and an international sales channel. AES is one of the world’s leading power companies, with operations focused on generating and distributing electric power in 14 countries, while Siemens is a technology powerhouse with a sales and delivery presence in 200 countries. We have benefited from AES’ clean energy project development expertise and position as an anchor customer, as well as Siemens’ global sales channels and deep customer relationships. In addition, in 2020, QIA became a strategic sponsor with a wide range of investments that may help position us to form relationships with additional technology partners, customers, and suppliers.
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Expand our services with additional value-add offerings.   Our delivery and operational service offerings address the diverse needs of our customers in different markets around the world. We intend to build and expand our portfolio of service offerings, including system upgrades, analysis, performance assurance, risk management products, and software support, using data-driven insights generated from our large installed base of energy storage systems.

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Accelerate the deployment of the Fluence Trading Platform and develop new digital applications.   Our digital offerings enable renewable and energy storage asset owners to solve the complexities of power system dispatch on a grid that remains dependent on out-of-date infrastructure and inefficient tools. We are focused on making the Fluence Trading Platform available in more markets while expanding our breadth of digital application offerings, including integrated solutions for specific customer segments and new asset classes.

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Incubate innovative business models.   As a market leader in energy storage and renewable bidding optimization, we are uniquely positioned to pioneer new use cases and customer offerings as the market evolves. We continue to explore disruptive digitally driven business models, including ESaaS, wide-ranging dynamic capacity, virtual storage, asset- and revenue-sharing models, and other offerings that will reinforce our position as a leading provider of comprehensive solutions to support the clean energy transition.

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Ability to acquire and successfully integrate companies.   We have a demonstrated track record of successfully acquiring and integrating companies, and believe we have the operational structure in place to achieve synergies and capture cross-selling opportunities. For example, within seven months of acquiring AMS, we had fully integrated the team and technology into Fluence and grown adoption of the Fluence Trading Platform software by 1.5 GW.

Industry Recognition
Guidehouse Consulting has ranked us as the leading energy storage system provider since our inception, based on factors including vision, go-to-market strategy, product performance, technology, and execution. Our numerous awards also include being ranked the largest energy storage system integrator in a 2021 report by Clean Horizon and winning Best Commercial Technology of the Year at the 2020 S&P Global Platts Global Energy Awards.
Additional awards include:
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Fast Company’s Most Innovative Companies Award, Energy Category (2019 and 2021)

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Frost & Sullivan, 2021 Global Grid Battery Energy Storage Product Leadership Award

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2020 Green Power Leadership Awards, International Green Power Market Development

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DistribuTECH 2017 Project Awards, Grid Optimization Winner

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2017 Energy Storage North America Innovation Award, SDG&E Expedited Energy Storage Project

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Edison Awards 2012, 2016 International category and 2021, US Category

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2014 ESA Outstanding Industry Award

Product Offering Roadmap and Philosophy
Our products reflect the innovation and engineering capabilities of our people. Our product roadmap is rooted in delivering value to the customer through differentiated products and services designed to solve their energy challenges. Products and services are built on and enhanced by our digital capabilities.

Continuously creating new market applications (such as storage as a transmission asset and virtual dams) and business models that open new opportunities for energy storage are at the heart of our product development philosophy. Our product philosophy is also based on a strong belief in standardizing, mass manufacturing, and continuously optimizing core elements of our products while simultaneously aggregating different offerings into customized packages to provide a unique customer experience. Third-party services and digital applications from strategic partners can also be included in the packages. We have been consistently at the forefront of innovating customer applications by packaging our capabilities into new offerings that deliver valuable grid services not previously offered through energy storage.
In addition, we are developing improvements to our product offerings to reduce costs and promote a product-based sales approach in which the customer can choose products from a determined portfolio of feature, service, and digital application options.
We are also planning to introduce improvements and additional functionality to our digital applications, enabling customers to select an optimized set of features to fit their needs. Developing new digital capabilities and applications enables us to innovate new business models, like virtual power plants or structuring an ESaaS offering to support a faster and more efficient clean energy transition.
In addition to the existing Fluence Trading Platform, we plan to develop a suite of market-agnostic digital applications that will increase our addressable market by accelerating our entry into U.S. regulated power markets, expanding our existing presence in U.S. wholesale power markets, and enabling our entry into wholesale power markets in Europe and Asia. This includes potentially incorporating carbon optimization into digital applications such as a bidding app, a dispatch app, a manage app and an invest app that can be modified by the customer for any organized market and any renewable asset type. As the clean energy transition continues to evolve, we believe we can provide Fluence solutions to support emerging customer needs and business models.
Research and Development
We have an established R&D organization with centers in Arlington, VA, San Francisco, CA, and Erlangen, Germany. Our R&D teams, with deep expertise in batteries, data science, industrial controls, mechanical and electrical engineering, and software development, are focused on building innovative new products, technologies, and digital applications. Our R&D organization covers both core technology and product development (e.g., integrated storage systems) as well as cutting-edge artificial intelligence and data science work to drive value-added digital and software applications. Fluence’s new organizational function—Fluence Next—is focused exclusively on assessing longer-term emerging and next-generation technologies that can enable the clean energy sector.
Our development strategy is to identify products and features that bring value to our customers and differentiate us from our competitors. We evaluate and prioritize our R&D initiatives beginning with defining market requirements, which includes customer research, a program budget, financial payback, resource requirements and time required to launch the new product, system, or service into the market. We employ a stringent engineering stage gate review process that ensures all R&D programs are meeting their stated objectives from inception to deployment.
We have a strong R&D team consisting of 69 employees with significant experience not just in energy storage technology, but also in global energy markets and regulatory structures. As needed, we collaborate with academia, national laboratories, and consultants to further enhance our capabilities and confirm results independently.
Sales, Marketing, and Partnerships
Our sales and marketing strategy is to educate key stakeholders involved in procuring, building, owning, and maintaining energy storage systems on the merits of our products, services, and data applications, including the benefits of greater configurability, reliability, data-driven intelligence, safety, operational flexibility, and cost advantages compared with competing products. To make our innovative solutions the preferred offerings globally, we conduct comprehensive analysis of market requirements and dynamics and develop in-depth customer segmentation to ensure we are focused on meeting precise needs of customers and pursuing optimal sales and marketing strategies in our target markets.
We educate customers and stakeholders through a combination of multichannel and account-based marketing, thought leadership, educational whitepapers and webinars, independent third-party studies, training seminars, and participating in industry conferences and events. Fluence regularly engages in regulatory proceedings and helps drive policy and market reform to open new markets to energy storage participation.
As of May 31, 2021, the Fluence global sales team included 61 employees. We have dedicated regional sales teams to enable faster and more agile decision-making and a focus on region- and market-specific business objectives and customer needs. We also work with third-party sales channels, including Siemens. Our sales relationship is with Siemens Smart Infrastructure, Siemens Energy, and their respective local sales organizations in 200 countries. We have various sales models, including pass-through sales, consortium approaches, and sales support, and we provide channel support tools like sales collateral and in-depth training for our sales partners.
Our Customers
We have deployed energy storage systems in 29 markets on six continents. We sell our products to a wide range of customers around the world, including utilities / load-serving entities, independent power producers, developers, conglomerates, and C&I customers. In fiscal 2020, our five largest customers represented approximately 90% of our revenues. As of May 31, 2021, we had a gross global pipeline of 36 GWs, and customers in the United States composed the largest portion of our gross global pipeline at 20 GWs or 56%, with Australia following at 3.3 GWs or 9%, and the United Kingdom at 2 GWs or 6%.
Our Commitment to Responsible Environmental and Ethical Practices
Our mission is to transform the way we power our world for a more sustainable future. We support the clean energy transition by enabling greater adoption of renewable energy and reduced use of thermal generation resources. Our offerings enable more sustainable, reliable, and resilient electric grids in a repeatable, scalable way.
The AES Alamitos Battery Energy Storage System, which uses Fluence technology, exemplifies our commitment to sustainability. Providing 100 MW / 400 MWh of renewable energy storage to reduce California’s reliance on fossil fuels, it represents the first time in the U.S. that an energy storage system was procured as a peak capacity resource instead of natural gas. This system can provide enough energy to cleanly power 22,000 homes during peak conditions.
We plan to report how we oversee and manage environmental, social, and governance (“ESG”) factors material to our business under the sector-specific ESG standards recommended by the Sustainability Accounting Standards Board (the “SASB”), including an annual sustainability report. As part of our plan to provide ESG disclosures pursuant to SASB standards, we will evaluate aligning our internal sustainability goals with certain United Nations Sustainable Development Goals. On an annualized basis, based on MW deployed as of May 2021, we estimate Fluence energy storage systems have eliminated 145,000 metric tons of carbon per year that would have otherwise been produced—the equivalent of taking more than 30,000 cars off the road each year.
Our supplier code of conduct is at the core of our compliance expectations, and addresses environmental protection, child labor, conflict minerals, and anti-corruption, among other areas. In addition, we only purchase raw materials and minerals from trusted suppliers. In sourcing cobalt for example, we request that suppliers provide an official cobalt statement disclosing its origin, and we only buy cobalt battery chemistry from suppliers who are part of a sustainable cobalt sourcing initiative. In 2021, our supply chain sustainability coordinator engaged the Carbon Disclosure Project to conduct an audit of our supply chain’s carbon footprint.
In addition, we are committed to implementing responsible environmental and ethical practices in our corporate offices as well as our supply chain. Our offices are internationally certified to ISO 14001, which requires an organization to implement and demonstrate compliance with an effective environmental management system to identify and control the environmental impact of its activities, products, and services; continually improve environmental performance; and implement a systematic approach to setting environmental objectives and targets.
Human Capital Management
We believe our workforce is critical to our success and we strive to create a positive, equitable, and safe work environment. A survey of employees during the pandemic revealed that most people prefer to work remotely rather than in the office, so Fluence has moved to a 75% remote work policy permanently and offers employees a stipend for home office equipment. To create a culture of transparency, we maintain a regular cadence of communications from the executive leadership team to employees, including emails, quarterly all hands meetings, Q&A sessions, and employee resource groups with executive sponsors.
As of May 31, 2021, we had 379 full-time employees. None of our employees in the United States is represented by a labor union. As of May 31, 2021, approximately 64 of our employees in Germany were represented by a works council. We have not experienced any employment-related work stoppages, and we consider relations with our employees to be good.
Our purpose-driven culture has fostered a work environment in which employees feel supported, empowered to develop in their careers, and fulfilled in their work. Initiatives driven by this culture include a partnership with Inova through which we provide free professional and wellness services to employees and professional development courses made available to all employees. To assess and continually improve employee sentiment, we conduct regular employee surveys soliciting feedback on topics such as work/life balance, working remotely, career development, and mentorship.
Fluence is internationally certified to ISO 9001, a quality management standard that ensures a commitment to customer satisfaction, purpose-driven leadership, and equitable involvement for all employees. Fluence is also internationally certified to ISO 45001, an occupational health and safety standard which requires certain proactive measures to ensure employee safety and reduce workplace risks. Fluence’s corporate headquarters is certified to SA8000, which demonstrates our commitment to the elimination of unethical and discriminatory labor practices, while affirming workers’ rights, livable wages, and treating all people with dignity.
Fluence is committed to fostering a culture of diversity and inclusion that makes our employees feel safe and engaged. We have conducted trainings for hiring managers on how to avoid bias in the interview process, and formed a diversity and inclusion working group to identify and address areas for improvement. Our workforce includes citizens of 38 countries. Women represent 24% of our total workforce and 40% of our key corporate management roles.
Manufacturing
Our manufacturing strategy is designed to meet our key objectives: limit capital-intensive and low value-added activities that can be outsourced to other companies; maintain a capital light business model; minimize labor content where possible; minimize the amount of assembly our customers are required to do at the site; and minimize material movement both from vendors to us and within factories.
Mass manufacturing is a cornerstone of our product delivery approach and a key to driving down product cost and delivering at scale. We aim to create an optimized production organization, develop mass manufacturing capabilities globally through contract manufacturing, and continue to secure partnerships with key battery suppliers. We believe that enhancing our product-focused model and supply chain leverage will support our global growth objectives and result in superior unit economics.
We have entered outsourcing contracts for the assembly and production of our Fluence Cube, which ship directly from our contract manufacturers to job sites or designated warehouses. By using regional contract manufacturers, we can drop ship products directly to our customers’ sites, which improves working capital turnover, quality, and inventory management. The Fluence Cube is currently manufactured in Asia, and we intend to expand manufacturing to sites in North America and Europe.

We have developed a global supply chain with an evolving regionally focused operational model with the objective of allowing us to assemble products in proximity to major markets to minimize material movement, working capital investment, and costs of goods sold. Additionally, we believe that the volume of key components we purchase, such as lithium-ion batteries, provides us preferential pricing, terms, and availability from our suppliers, creating a competitive advantage. We recently entered into a technology co-development and supply agreement with a third-party supplier that expands our battery supply chain into Europe. Pursuant to this agreement, we have a license to develop, manufacture and commercialize an optimized battery subsystem that is significantly more energy dense than today’s standard solutions. The agreement also enables us to deploy as a battery management system that can be integrated with other vendors to extend our value chain, develop battery competencies, and lower total cost of ownership.
Intellectual Property
The success of our business depends, in part, on our ability to maintain and protect our proprietary technologies, information, processes and know-how. We rely primarily on patent, trademark, copyright and trade secret laws, confidentiality agreements and procedures, and other contractual arrangements to protect our technology. Fluence also has a perpetual license (terminable in the event of an uncured material breach) to certain patents and other intellectual property that belong to AES and Siemens, including methods for cooling inverters, overvoltage protections, and transfer of large amounts of data (methodology).
As of May 31, 2021, we had access to twenty-one patents and forty-eight patent applications filed by AES in the United States and multiple other countries, and five patents and eleven patent applications filed by Siemens in the United States and multiple other countries. In addition, as of May 31, 2021, we owned ninety-seven trademark registrations globally, one patent application pending for examination in the United States, and eleven domain name registrations. Many of our patents relate to system architecture, application algorithms, and renewable resource integration.
We rely on trade secret protection and confidentiality agreements to safeguard our interests with respect to proprietary know-how and software that is not patented and processes for which patents are difficult to enforce. We believe that many elements of our manufacturing processes involve proprietary know-how, technology or data that are not covered by patents or patent applications, including technical processes, test equipment designs, algorithms, and procedures.
We require our customers and business partners to enter into confidentiality agreements before we disclose any sensitive aspects of our technology or business plans.
Seasonality
We experience seasonality and typically see increased order intake in our third and fourth fiscal quarters, driven by demand in the Northern Hemisphere to install energy storage systems before the summer of the following year. Combined third and fourth fiscal quarter order intake in fiscal 2019 and 2020 accounted for 80% or more of our total order intake each year. As a result, revenue recognition is typically stronger in our third and fourth fiscal quarters. Cash flows are typically negative in our first and second fiscal quarters, neutral to positive in our third fiscal quarter, and positive in our fourth fiscal quarter. Our services and digital application offerings do not experience the same seasonality given their recurring nature.
Competition
Our products, services, and digital applications are highly specialized and specific to the clean energy industry. The unique expertise required to design these offerings as well as customers’ reluctance to try unproven products has confined the number of firms that produce such products to a relatively small number, particularly in the segments we are targeting. In addition, we are continuously engaging in developing new use cases and opening new market segments, which are often less contested.
Our principal competitors include Tesla and Wartsila, but competition varies by geography, grid service or customer segment. A key differentiator is our ability to identify customer needs and deliver customer-centric products, services, and use cases that can compete in the market either as packages or standalone offerings. We believe we compete favorably based on performance and value-creation, including low total cost of ownership, long-term reliability, varied service options, and convenient and efficient sales and delivery processes. We believe we are the current market leader in our space.
Government Regulation and Compliance
Governments across the globe have announced policies to support the transition from fossil fuels to low-carbon forms of energy. For example, the United States recently rejoined the Paris Agreement, an international climate change agreement among almost 200 nations that calls for countries to set their own greenhouse gas (“GHG”) emissions targets and be transparent about the measures each country will use to achieve these targets, and proposed a tax incentive for standalone energy storage projects as part of President Biden’s American Jobs Plan. Internationally, the European Union has proposed legislation targeting achieving net-zero emissions by 2050, Australia announced a targeted two thirds reduction in the emissions intensity of its economy by 2030, and India pledged to achieve a 33 – 35% reduction in emissions intensity by 2030.
Current and future legislation or regulations that may be adopted to address climate change could make lower GHG-emitting energy sources, such as solar and wind, more desirable than higher GHG-emitting energy sources, such as coal and natural gas. As a result, such climate change regulatory and legislative initiatives with more stringent limitations on GHG emissions would potentially increase the demand for energy storage systems.
There are varying policy frameworks across the United States and abroad designed to support and accelerate adoption of clean and/or reliable distributed generation technologies. These policy initiatives come in the form of tax incentives, cash grants, performance incentives, and/or electric tariffs.
Our energy storage systems are currently installed or in delivery in Arizona, California, Colorado, Indiana, Maryland, Massachusetts, New York, New Jersey, North Carolina, Ohio, Pennsylvania, Texas, and West Virginia, each of which has its own enabling policy framework. Some states have utility procurement programs and/or renewable portfolio standards for which our technology is eligible. Many states, including California, Massachusetts, and New York, offer tax exemptions or other customer incentives. These policy provisions are subject to change.
Although we generally are not regulated as a utility, federal, state, and local government statutes and regulations concerning electricity heavily influence the market for our product and services. These statutes and regulations often relate to electricity pricing, net metering, incentives, taxation, competition with utilities and the interconnection of customer-owned electricity generation. In the United States, governments continuously modify these statutes and regulations. Governments, often acting through state utility or public service commissions, change and adopt different rates for commercial (and residential) customers on a regular basis. These changes can have a positive or negative impact on our ability to deliver cost savings to customers for the purchase of electricity.
Several states have an energy storage mandate or policies designed to encourage the adoption of storage. For example, Virginia has a mandate for 3.1 GW of energy storage by 2035, California offers a cash rebate for storage installations through the Self Generation Incentive Program, and Massachusetts and New York offer performance-based financial incentives for storage. Storage installations also are supported in certain states by state public utility commission policies that require utilities to consider alternatives such as storage before they can build new generation. In February 2018, the Federal Energy Regulatory Commission (“FERC”) issued Order 841 directing regional transmission operators and independent system operators to remove barriers to the participation of storage in wholesale electricity markets and to establish rules to help ensure storage resources are compensated for the services they provide. An appeal of Order 841 filed by utility trade associations and other parties challenging the extent of FERC’s jurisdiction over storage resources connected to distribution systems (among other issues) is currently pending before the U.S. Court of Appeals for the D.C. Circuit. In September 2020, the FERC issued Order 2222 opening U.S. wholesale energy markets to aggregations of distributed energy resources like rooftop solar, “behind the meter” batteries and electric vehicles.
Energy storage systems require interconnection agreements from the applicable authorities having jurisdiction to operate. In almost all cases, interconnection agreements are standard form agreements that have been pre-approved by the local public utility commission or other regulatory body with jurisdiction over interconnection agreements. As such, no additional regulatory approvals are typically required once interconnection agreements are signed.
Permits and Approvals
Each of our installations or customer installations must be designed, constructed, and operated in compliance with applicable federal, state, and local regulations, codes, standards, guidelines, policies, and laws. To install and operate energy storage systems on our platform, we, our customers, or our partners, as applicable, are required to obtain applicable permits and approvals from local authorities having jurisdiction to install energy storage systems and to interconnect the systems with the local electrical utility.
Government Incentives
The U.S. Congress is considering a variety of proposals for tax incentives that will benefit the energy storage industry, including in the form of tax credits. IRS private letter ruling 201809003 clarified that energy storage is eligible for federal tax credits if charged primarily by qualifying renewable resources. In December 2020, the U.S. Congress passed a spending bill that includes $35 billion in energy research and development programs, a two-year extension of the Investment Tax Credit (“ITC”) for solar power, a one-year extension of the Production Tax Credit for wind power projects, and an extension through 2025 for offshore wind tax credits. In June 2021, the White House announced that it will look into dramatically expanding U.S. production of lithium batteries, rare earth minerals, and semiconductors, and seek to stimulate demand for domestically manufactured batteries by expanding federal energy storage procurement, expanding the ITC to include stationary energy storage as a standalone resource, and instituting power transmission regulatory reform to support renewable power and stationary energy storage. Also in June, the Senate passed a $250 billion bipartisan technology and manufacturing bill whose provisions included: (i) provide $52 billion to support domestic semiconductor manufacturing; and (ii) authorize $16.9 billion for the Department of Energy from FY22 to FY26 for research and development and energy-related supply chains in key technology areas. Proposals being considered by Congress include: (i) the establishment of an ITC for standalone energy storage (i.e., systems not paired with a renewable resource); (ii) extension of the federal solar energy ITC for ten (10) more years, keeping the credit at 30% through 2029; (iii) the consolidation of 44 federal energy tax incentives into three provisions to award credits for clean electricity, lower-emitting transportation fuels and energy efficient offices and homes; and (iv) the allowance of renewable electricity production and investment tax credits to be transferred on a limited basis to any entity involved in a renewable energy project, regardless of whether they have taxable income. There can be no assurance that all or any of the above proposals will be adopted by the U.S. Congress.
Facilities
Our corporate headquarters are in Arlington, Virginia, and consist of approximately 17,000 square feet of office space. We lease our corporate headquarters. We also have offices in Alpharetta, Georgia, San Francisco, California, Erlangen, Germany, Melbourne, Australia, and Taguig City, Philippines. Our Erlangen office includes an energy storage testing facility.
We believe that our existing properties are in good condition and are sufficient and suitable for the conduct of our business for the foreseeable future. To the extent our needs change as our business grows, we expect that additional space and facilities will be available.
We have gone through rigorous certification processes at several of our offices and are actively pursuing additional certification at others. The corporate office space and the testing facility in Erlangen are ISO 9001, ISO 14001, and ISO 45001 certified (quality, environmental and safety certifications, respectively). Our Melbourne office is ISO 9001 certified, and our U.S. Arlington office is SA8000 certified which is a standard of ethical and decent working conditions.
Legal Proceedings
From time to time, we may be involved in litigation relating to claims that arise out of our operations and businesses and that cover a wide range of matters, including, among others, intellectual property matters, contract disputes, insurance and property damage claims, employment claims, personal injury claims, product liability claims, environmental claims and warranty claims. Currently, there are no claims or proceedings against us that we believe will have a material adverse effect on our business, financial condition, results of operations or cash flows. However, the results of any current or future litigation cannot be predicted with certainty, and regardless of the outcome, we may incur significant costs and experience a diversion of management resources as a result of claims and litigation.

MANAGEMENT
The following table provides information regarding our executive officers and members of our board of directors as of the date of this prospectus:
Name	Age	Position(s)
Manuel Perez Dubuc...	58	Chief Executive Officer and Director
Dennis Fehr.	41	Chief Financial Officer
Seyed Madaeni	37	Chief Digital Officer
Rebecca Boll	49	Chief Product Officer
Carol Couch	58	Vice President of Operations Support & Services
Stephen Coughlin	49	Director
Andrés Gluski	63	Director
Jean-Christoph Heyne	45	Director
Stephan May	58	Director
Axel Meier	58	Director
Chris Shelton	50	Director
Simon Smith	47	Director
Executive Officers
Manuel Perez Dubuc has served as chief executive officer of Fluence since May 2020 and served on our board of directors from October 2018 to May 2020. Mr. Dubuc previously served as SVP of Global Renewables at The AES Corporation from October 2018 to May 2020, president of AES South America from March 2018 to October 2018, and president of AES Mexico, Central America and the Caribbean from December 2012 to March 2018. He was also chairman & CEO of Meiya Power Corporation (MPC), based in Hong Kong, and president of AES China and North Asia, based in Beijing. Prior to that, he served as CFO and corporate treasurer for EDC in Venezuela and director for Eletropaulo, Brazil and Ron Santa Teresa, Venezuela. Mr. Dubuc holds an MBA in finance from IESA and a bachelor’s degree in electrical engineering from Universidad Simón Bolívar. We believe Mr. Dubuc is qualified to service as our chief executive officer and on our board of directors due to his over 35 years of senior leadership experience in the energy sector and deep knowledge of energy storage technology and renewable energy optimization.
Dennis Fehr has served as Chief Financial Officer of Fluence since January 2018. Prior to his current role, Mr. Fehr was the Vice President of Finance at Siemens from November 2014 to December 2017. Mr. Fehr’s tenure at Siemens dated back to 2003, and he held various finance-related positions across the German, Indonesian and Chinese entities of Siemens from 2003 to 2014. In addition to his responsibilities at Fluence, Mr. Fehr has also served as a member of the Board of Directors of German International School Society Washington, D.C. from June 2019 to present. Mr. Fehr obtained his bachelor’s degree in business administration from Cooperative State University Villingen-Schwenningen.
Dr. Seyed Madaeni has served as Chief Digital Officer and head of our Fluence Digital business unit since October 2020. From November 2019 until starting his current role, he was Chief Executive Officer and a member of the Board of Directors of Advanced Microgrid Solutions Inc. (AMS), a leading software-as-a-service startup that was acquired by Fluence in October 2020. Dr. Madaeni began his tenure at AMS in 2018, previously serving as Senior Vice President of Product Strategy and Chief Product Officer. Dr. Madaeni also had engineering roles at Tesla Inc. from February 2017 until January 2018 leading software and digital applications development for energy storage. He also served as Principal Engineer at SolarCity from September 2015 until January 2017. Dr. Madaeni graduated with bachelor’s and master’s degrees in electrical engineering from the University of Tehran and earned his PhD in Industrial and Systems Engineering from The Ohio State University.
Rebecca Boll has served as Chief Product Officer for Fluence since June 2020. She is responsible for developing energy storage products and services that anticipate customer needs and ensure Fluence’s leadership position within the energy storage industry. Prior to joining Fluence, Ms. Boll was Chief

Technology Officer for the Digital Buildings business at Schneider Electric. She spent 13 years at General Electric serving as Chief Technology Officer for Licensing & Technology Ventures and previously in various leadership roles at GE Aviation, GE Global Research and GE Power. Ms. Boll’s career began in the United States Air Force, where she served for six years as an Electronic Combat Officer on a surveillance plane called AWACS (Airborne Warning & Controls System). She received her bachelor’s degree in applied mathematics from Boston University and master’s in human relations from the University of Oklahoma.
Carol Couch has served as Vice President of Operations Support & Services of Fluence since May 2021. Prior to joining Fluence, Ms. Couch was the Vice President of Supply Chain Operations at Itron Inc. from November 2016 to April 2021. From March 2016 until joining Itron Inc., she was the Chief Operating Officer and a member of the Board of Directors of DataLogic. From June 2014 to March 2016, she was the Vice President of Americas Operations at Hewlett Packard Enterprise. Before 2014, Ms. Couch also had extensive experience in manufacturing and supply chain optimization at several other companies. Ms. Couch obtained her BS and MBA from the University of Colorado—Colorado Springs.
Non-Employee Directors
Stephen Coughlin was the founding CEO of Fluence and led the company through its launch and early growth phases from January 2018 through April 2020. Mr. Coughlin subsequently joined the Fluence Board of Directors in May 2020 as Lead Director from AES. In his current role at AES, he leads Corporate Strategy and Global Finance Operations. Before launching Fluence, Mr. Coughlin led the AES Energy Storage business through a high-growth phase from April 2016 until December 2017, and through the merger with Siemens Energy Storage that created Fluence. Across thirteen years at AES, Mr. Coughlin also led the Corporate Strategy & Investments team, served as Chief of Staff, and was the Director of Finance for AES Wind Generation. Mr. Coughlin holds an MBA from the University of California at Berkeley and a bachelor’s degree in commerce and finance from the University of Virginia. Mr. Coughlin’s leadership experience with Fluence and in the energy storage industry, together with his extensive background in global electric power strategy and corporate finance, makes him highly qualified to govern Fluence as a member of the board of directors.
Andrés Gluski has served as a member of our board of directors since March 2019. Mr. Gluski currently serves as Chief Executive Officer of AES and has served on AES’ board of directors since September 2011. He began his tenure at AES in 2000, previously serving as the Chief Executive Officer of AES Gener in Chile and as AES’ Chief Operating Officer before becoming President and Chief Executive Officer in 2011. Mr. Gluski served as a member of President Obama’s Export Council from 2013 to 2016, and he has served as an expert witness at U.S. Congressional hearings on the subject of energy policy in Latin America. In addition, since 2015, Mr. Gluski has served as Chairman of the Council of the Americas/Americas Society. Mr. Gluski graduated magna cum laude from Wake Forest University and earned his MA and PhD in economics from the University of Virginia. We believe Mr. Gluski is qualified to serve on our board of directors due to his experience leading AES as a publicly-traded U.S. energy company, and his deep knowledge of and commitment to clean energy technology and creating a sustainable climate future.
Jean-Christoph Heyne has served as a member of our board of directors since January 2018. Mr. Heyne currently serves as Global Head of Siemens Future Grid / eMobility, a position he has held since November 2018. He began his tenure at Siemens in 2000, previously serving in various roles, including SVP Strategy of Energy Management from November 2015 to November 2018 as well as SVP of Siemens Management Consulting Asia and Head of Strategy of Renewable Energy. Mr. Heyne has supported Fluence since the initial foundation discussions. He has graduated from Karlsruhe Institute of Technology, Germany in industrial engineering. We believe Mr. Heyne is qualified to serve our board of directors due to his deep market experience in Renewables, Transmission and Distribution Grids as well as eMobility Infrastructure. With his leadership experience in fast growing businesses in China as well as Europe he is adding significant value in shaping Fluence internationalization paths.
Stephan May has served as a member of our board of directors since January 2018. Mr. May currently serves as Chief Executive Officer of Distribution Systems at Siemens Smart Infrastructure. He started his career at Siemens in 1992 and has had experience in Siemens’ branches in Israel, Indonesia, China, and Germany. From 2012 to 2014, Mr. May served as CEO of Medium Voltage & Systems at Siemens’ Infrastructure & Cities Sector. From 2014 to April 2019, Mr. May served as CEO of Medium Voltage &

Systems at the Energy Management Division of Siemens. Mr. May graduated from the University of Applied Sciences Dortmund in Germany with a degree in electrical engineering. We believe Mr. May is qualified to serve on our board of directors due to his extensive experience leading Siemens’ operations around the world, and his expertise on and dedication to constructing intelligent, adaptive energy infrastructure for today and the future against the backdrop of urbanization and climate change.
Axel Meier has served as a member of our board of directors since January 2020. Since April 2019, Mr. Meier has served as Chief Financial Officer of Siemens Smart Infrastructure. From 2015 until starting his current role, Mr. Meier was the Chief Financial Officer of Siemens Building Technologies. He started his career at Siemens Germany in 1988 with increasing responsibilities in businesses pertaining to Communications, Industry and Infrastructure. Mr. Meier graduated from the University of Siegen in Germany with a financial degree in financial business management. We believe Mr. Meier is qualified to serve on our board of directors due to his financial acumen and extensive international experience creating value for businesses and shareholders.
John Christopher Shelton has served as a member of our board of directors since January 2018. Mr. Shelton currently serves as Senior Vice President and Chief Product Officer of AES and President of AES Next, the strategic venture arm of AES. He began his tenure at AES in 1994, previously serving as President of AES Energy Storage, Vice President of New Energy Solutions, and as Chief Technology Innovation Officer. Mr. Shelton currently serves on the board of directors of Uplight, a privately held software-as-service customer platform for utilities. Mr. Shelton served as Chairman of the Board of the Electricity Storage Association from 2011 to 2013. Mr. Shelton is listed as an inventor on 16 patents, 8 of which are grid energy storage related. Mr. Shelton holds a B.S. from Indiana University of Pennsylvania and executive certificates in Strategy and Innovation from The Sloan School of Management at MIT and Organizational Leadership from The McDonough School of Business at Georgetown University. We believe Mr. Shelton is qualified to serve on our board of directors due to his experience in inventing, commercializing, and scaling lithium-ion battery solutions for the electric grid and his broader experience in commercializing renewable energy and digital innovations.
Simon Smith has served as a member of our board of directors since June 2021. Mr. Smith has worked for QIA, the Sovereign Wealth Fund of Qatar, since 2012. He is an Industrials Director covering a global portfolio of public and private investments. Prior to joining the QIA, Mr. Smith spent 10 years working in equity research, as the sector head of European Capital Goods at Credit Suisse, and at Citigroup covering the Capital Goods and Transportation sectors. He additionally worked for a number of investment firms in London at the beginning of his career. Mr. Smith graduated from the University of Bristol with a BSc in Mathematics and has a Masters in Finance with distinction from London Business School. We believe Mr. Smith is qualified to serve on our board of directors due to his experience investing in high growth companies across the spectrum of ‘green’ technology and his experience working with the management and boards of public and private companies.
Family Relationships
There are no family relationships among any of our executive officers or directors.
Composition of our Board of Directors
Our business and affairs are managed under the direction of our board of directors, which will consist of           members upon consummation of the Transactions. Our amended and restated certificate of incorporation will provide that, subject to the rights of the holders of preferred stock, the number of directors on our board of directors shall be fixed exclusively by resolution adopted by our board of directors (provided that such number shall not be less than the aggregate number of directors that the parties to the Stockholders Agreement are entitled to nominate from time to time). Our amended and restated certificate of incorporation and our amended and restated bylaws will provide that our board of directors will be divided into three classes, as nearly equal in number as possible, with the directors in each class serving for a three-year term, and one class being elected each year by our stockholders.
When considering whether directors have the experience, qualifications, attributes or skills, taken as a whole, to enable our board of directors to satisfy its oversight responsibilities effectively in light of our business and structure, the board of directors focuses primarily on each person’s background and experience as reflected in the information discussed in each of the directors’ individual biographies set forth above. We believe that our directors provide an appropriate mix of experience and skills relevant to the size and nature of our business.
Prior to the consummation of the Transactions, we will enter into the Stockholders Agreement with our Continuing Equity Owners, pursuant to which each party thereto will agree to vote, or cause to be voted, all of their outstanding shares of our Class A common stock and Class B common stock at any annual or special meeting of stockholders in which directors are elected, so as to cause the election of all of the directors that are nominated by the other Continuing Equity Owners. Immediately following the consummation of the Transactions, each of AES Grid Stability and Siemens Industry will directly or indirectly own           shares of Class B common stock of Fluence Energy, Inc., which in each case represents approximately    % of the combined voting power of all of Fluence Energy, Inc.’s common stock, and QIA will directly or indirectly own           shares of Class B common stock of Fluence Energy, Inc., which represents approximately    % of the combined voting power of all of Fluence Energy, Inc.’s common stock. For a description of the terms of the Stockholders Agreement, see “Certain Relationships and Related Party Transactions—Stockholders Agreement.”
Director Independence
Prior to the consummation of the Transactions, our board of directors undertook a review of the independence of our directors and considered whether any director has a relationship with us that could compromise that director’s ability to exercise independent judgment in carrying out that director’s responsibilities. Our board of directors has affirmatively determined that           ,           and           are each an “independent director,” as defined under the           rules. In making these determinations, our board of directors considered the current and prior relationships that each director has with the Company and all other facts and circumstances our board of directors deemed relevant in determining his or her independence, including the beneficial ownership of our capital stock by each director, and the transactions involving them described in the section titled “Certain Relationships and Related Party Transactions.”
Controlled Company Exception
After the consummation of the Transactions,           each of AES Grid Stability and Siemens Industry individually, and the Continuing Equity Owners as a whole, will have beneficial ownership of more than 50% of the combined voting power of our common stock. As a result, we will be a “controlled company” within the meaning of the corporate governance standards of the           rules and intend to elect not to comply with certain corporate governance standards, including that: (1) a majority of our board of directors consists of “independent directors,” as defined under the rules of the           ; (2) we have a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; (3) we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and (4) we perform annual performance evaluations of the nominating and corporate governance and compensation committees. We intend to rely on the foregoing exemptions provided to controlled companies under the           rules. Therefore, immediately following the consummation of the Transactions, we may not have a majority of independent directors on our board of directors, an entirely independent nominating and corporate governance committee, an entirely independent compensation committee or perform annual performance evaluations of the nominating and corporate governance and compensation committees unless and until such time as we are required to do so. Accordingly, you may not have the same protections afforded to stockholders of companies that are subject to all of these corporate governance requirements. In the event that we cease to be a “controlled company” and our shares continue to be listed on the           , we will be required to comply with these provisions within the applicable transition periods. See “Risk Factors—Risks related to the offering and ownership of our Class A common stock—We are a ‘controlled company’ within the meaning of the           rules and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements. You may not have the same protections afforded to stockholders of companies that are subject to such corporate governance requirements.”

Committees of Our Board of Directors
Our board of directors directs the management of our business and affairs, as provided by Delaware law, and conducts its business through meetings of the board of directors and its standing committees. We will have a standing audit committee, nominating and corporate governance committee and compensation committee. In addition, from time to time, special committees may be established under the direction of the board of directors when necessary to address specific issues.
Audit Committee
Our audit committee will be responsible for, among other things:
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appointing, approving the fees of, retaining, and overseeing our independent registered public accounting firm;

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discussing with our independent registered public accounting firm their independence from management;

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discussing with our independent registered public accounting firm any audit problems or difficulties and management’s response;

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approving all audit and permissible non-audit services to be performed by our independent registered public accounting firm;

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overseeing the financial reporting process and discussing with management and our independent registered public accounting firm the interim and annual financial statements that we file with the SEC;

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reviewing our policies on risk assessment and risk management;

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reviewing related person transactions; and

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establishing procedures for the confidential anonymous submission of complaints regarding questionable accounting, internal controls or auditing matters.

Upon the consummation of the Transactions, our audit committee will consist of           ,           and           , with           serving as chair. Rule 10A-3 of the Exchange Act and the           rules require that our audit committee have at least one independent member upon the listing of our Class A common stock, have a majority of independent members within 90 days of the date of this prospectus and be composed entirely of independent members within one year of the date of this prospectus. Our board of directors has affirmatively determined that           ,           and            each meet the definition of “independent director” for purposes of serving on the audit committee under the           rules and the independence standards under Rule 10A-3 of the Exchange Act and the           rules. Each member of our audit committee meets the financial literacy requirements of the           rules. In addition, our board of directors has determined that           will qualify as an “audit committee financial expert,” as such term is defined in Item 407(d)(5) of Regulation S-K. Our board of directors will adopt a written charter for the audit committee, which will be available on our principal corporate website at https:// fluenceenergy.com substantially concurrently with the consummation of the Transactions. The information on any of our websites is deemed not to be incorporated in this prospectus or to be part of this prospectus.
Nominating and Corporate Governance Committee
Our nominating and corporate governance committee will be responsible for, among other things:
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identifying individuals qualified to become members of our board of directors, consistent with criteria approved by our board of directors as set forth in our corporate governance guidelines and in accordance with the terms of the Stockholders Agreement;

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annually reviewing the committee structure of the board of directors and recommending to the board of the directors the directors to serve as members of each committee; and

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developing and recommending to our board of directors a set of corporate governance guidelines.

Upon the consummation of the Transactions, our nominating and corporate governance committee will consist of           ,           and           with           serving as chair. We intend to avail ourselves of the “controlled company” exception under the           rules, which exempts us from the requirement that we have a nominating and corporate governance committee composed entirely of independent directors.           ,           and           do not qualify as “independent directors” under the           rules. Our board of directors will adopt a written charter for the nominating and corporate governance committee, which will be available on our principal corporate website at https:// fluenceenergy.com substantially concurrently with the consummation of the Transactions. The information on any of our websites is deemed not to be incorporated in this prospectus or to be part of this prospectus.
Compensation Committee
Our compensation committee will be responsible for, among other things:
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reviewing and approving, or recommending that the board of directors approve, the compensation of our Chief Executive Officer and other executive officers;

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making recommendations to the board of directors regarding director compensation; and

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reviewing and approving incentive compensation and equity-based plans and arrangements and making grants of cash-based and equity-based awards under such plans.

Upon the consummation of the Transactions, our compensation committee will consist of           ,           and           with           serving as chair. We intend to avail ourselves of the “controlled company” exception under the           rules, which exempts us from the requirement that we have a compensation committee composed entirely of independent directors.           ,           and           do not qualify as “independent directors” under the           rules. Our board of directors will adopt a written charter for the compensation committee, which will be available on our principal corporate website at https:// fluenceenergy.com substantially concurrently with the consummation of the Transactions. The information on any of our websites is deemed not to be incorporated in this prospectus or to be part of this prospectus.
Risk Oversight
Our board of directors is responsible for overseeing our risk management process. Our board of directors focuses on our general risk management policies and strategy, the most significant risks facing us, and oversee the implementation of risk mitigation strategies by management. Our board of directors is also apprised of particular risk management matters in connection with its general oversight and approval of corporate matters and significant transactions.
Compensation Committee Interlocks and Insider Participation
None of our executive officers serves as a member of the board of directors or compensation committee (or other committee performing equivalent functions) of any entity that has one or more executive officers serving on our board of directors or compensation committee.
Code of Business Conduct and Ethics
Fluence Energy, LLC has had a written code of business conduct and ethics since 2018. Prior to the completion of the Transactions, Fluence Energy, Inc. will adopt a written code of business conduct and ethics that applies to our directors, officers, and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. A copy of the code will be posted on our website, https:// fluenceenergy.com. In addition, we intend to post on our website all disclosures that are required by law or the           rules concerning any amendments to, or waivers from, any provision of the code. The information on any of our websites is deemed not to be incorporated in this prospectus or to be part of this prospectus.

Non-Employee Director Compensation
None of our directors for our fiscal year ended September 30, 2021 or any prior fiscal years have received any compensation for their services as a director. In connection with the consummation of this offering, we intend to approve and implement a compensation program for our non-employee directors. The material terms of the non-employee director compensation program have not yet been determined; once determined, the material terms will be disclosed in a future filing.

EXECUTIVE COMPENSATION
This section discusses the material components of the executive compensation program for our executive officers who are named in the “2021 Summary Compensation Table” below. For the year ended September 30, 2021, our “named executive officers” and their positions were as follows:
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Manuel Perez Dubuc, Chief Executive Officer;

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           ; and

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           ;           .

This discussion may contain forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt following the completion of the IPO may differ materially from the currently planned programs summarized in this discussion. As an “emerging growth company” as defined in the JOBS Act, we are not required to include a Compensation Discussion and Analysis section and have elected to comply with the scaled disclosure requirements applicable to emerging growth companies.

2021 Summary Compensation Table
The following table sets forth information concerning the compensation of our named executive officers for our fiscal year ended September 30, 2021.
Name and Principal Position	Year	Salary ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)(1)	All Other Compensation ($)	Total
Manuel Perez Dubuc	2021
Chief Executive Officer
	2021

	2021

(1)
The Company and individual bonus factors required for our board of directors to determine the annual, performance-based bonuses for fiscal year 2021 are not final, and accordingly our board of directors has not yet determined the bonus amounts for our named executive officers. We anticipate that such determinations will be made in the first quarter of the fiscal year 2022, at which time the Company will disclose the amount of such bonuses.

Base Salaries
The named executive officers receive a base salary to compensate them for services rendered to the Company. The base salary payable to each named executive officer is intended to provide a fixed component of compensation reflecting the executive’s skill set, experience, role and responsibilities.
The actual salaries paid to each named executive officer for 2021 are set forth in the “Summary Compensation Table” above in the column entitled “Salary.”
Bonus Compensation
Each of our named executive officers are eligible for an annual, performance-based bonus for fiscal year 2021. The performance-based bonus has both a Company bonus factor and an individual bonus factor. The Company bonus factor is determined as a percentage, up to 200%. The individual bonus factor is determined using a five-point rating score, of which the Company will ascribe as a percentage, up to 125%. The amount of the annual bonus for each executive officer will be determined by our board of directors. Mr. Dubuc’s target annual bonus opportunity for fiscal year 2021 was $     , which was           % of his annual base salary for fiscal year 2021. The Company and individual bonus factors required for our board of directors to determine the annual, performance-based bonuses for fiscal year 2021 are not final, and accordingly our board of directors has not yet determined the bonus amounts for our named executive officers. We anticipate that such determinations will be made in the first quarter of the fiscal year 2022, at which time we will disclose the amount of such bonuses.
Equity Compensation
2020 Unit Option Plan of Fluence Energy, LLC
We maintain the 2020 Unit Option Plan of Fluence Energy, LLC (the “Unit Option Plan”). The Unit Option Plan provides our employees (including the named executive officers), consultants, non-employee directors, and other service providers and those of our affiliates the opportunity to participate in the equity appreciation of our business through the receipt of options to purchase Class A-1 Units. We believe that such unit options encourage a sense of proprietorship and stimulate interest in our development and financial success. The maximum number of Class A-1 Units reserved under the Unit Option Plan is 1,080,000.
In fiscal year 2021, we granted unit options to Mr. Dubuc,            and            on April 2, 2021, covering 68,400,           , and            Class A-1 Units, respectively. Unit option awards are each scheduled to vest upon the satisfaction of a service-based requirement and a liquidity-event requirement. The service-based requirement will be satisfied over a three-year period, as to one-third of the unit option on each of the first, second and third anniversaries of the grant date, subject to the executive’s continued employment with the Company through each applicable vesting date. The liquidity-event requirement will be satisfied upon the earlier to occur of a Liquidation Event (as defined in the Unit Option Plan) or an initial public offering, which includes this offering, subject to continued service through such liquidity event.
It is anticipated that any unvested unit options granted pursuant to the Unit Option Plan will be converted into stock options in the Company and remain outstanding and continue to vest in accordance with their terms upon and following the effectiveness of this offering.
Fluence Energy, LLC Phantom Equity Incentive Plan
We also maintain the Fluence Energy, LLC Phantom Equity Incentive Plan (the “Phantom Plan”). The Phantom Plan is designed to further align employees’ interests with the interests of Fluence Energy, LLC, and its subsidiaries, and each phantom unit granted under the Phantom Plan represents a right to a potential one-time lump sum payment equal to the value of a Class A-1 Unit, less such phantom unit’s strike price (if any). In general, awards of phantom equity vest and be paid upon the consummation of a Liquidation Event (as described below), subject to continued employment through the vesting date. A “Liquidation Event” under the Phantom Plan will occur on the six-month anniversary of an initial public offering, which includes this offering.
In fiscal year 2021, we granted phantom units to Mr. Dubuc,            and            on April 2, 2021, in the amount of 20,700, and           , respectively. The strike price of such phantom units was $0.00.
2021 Incentive Award Plan
We intend to adopt the 2021 Incentive Award Plan in connection with this offering in order to facilitate the grant of cash and equity incentives to directors, employees (including our named executive officers) and consultants of the Company and certain of its affiliates and to enable the Company and certain of its affiliates to obtain and retain services of these individuals, which we believe is essential to our long-term success. For additional information about the 2021 Incentive Award Plan, please see the section titled “New Incentive Plans” below.
Other Elements of Compensation
Retirement Plans
We maintain a 401(k) retirement savings plan for our employees, including our named executive officers, who satisfy certain eligibility requirements. The Internal Revenue Code allows eligible employees to defer a portion of their compensation, within prescribed limits, on a pre-tax basis through contributions to the 401(k) plan. Currently, we provide matching contributions of 100% of employee salary deferrals, up to a maximum of 5% of the employee’s compensation per pay period. We believe that providing a vehicle for tax-deferred retirement savings though our 401(k) plan, and making matching and non-elective contributions, adds to the overall desirability of our executive compensation package and further incentivizes our employees, including our named executive officers, in accordance with our compensation policies.
Employee Benefits and Perquisites
Health/Welfare Plans.   All of our full-time employees, including our named executive officers, are eligible to participate in our health and welfare plans, including:
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medical, dental, vision, life, short-term disability and long-term disability insurance as well as medical and dependent care flexible spending accounts;

•
commuter benefits; and

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an employee assistance program.

We believe the benefits described above are necessary and appropriate to provide a competitive compensation package to our employees, including our named executive officers.
Perquisites.   We did not provide any perquisites to our named executives officers in fiscal year 2021.
No Tax Gross-Ups
We do not make gross-up payments to cover our named executive officers’ personal income taxes that may pertain to any of the compensation or benefits paid or provided by the Company.
Outstanding Equity Awards at Fiscal Year-End Table.
The following table summarizes the number of shares of common stock underlying outstanding equity incentive plan awards for each named executive officer as of September 30, 2021.
	Option Awards						Stock Awards
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) (3)
Manuel Perez Dubuc	4/2/2021			68,400(1)	36.17	4/2/2031
	4/2/2021								20,700(2)

(1)
The unit option awards vest upon the satisfaction of both a service-based requirement and a liquidity-event requirement. The service-based requirement will be satisfied over a three-year period, as to one-third of the unit option on each of the first, second and third anniversaries of April 2, 2021, subject to the executive’s continued employment with the Company through each applicable vesting date. The liquidity-event requirement will be satisfied upon the earlier to occur of a Liquidation Event (as defined in the Unit Option Plan) or an initial public offering, which includes this offering, subject to continued service through such liquidity event.

(2)
The phantom equity vest and will be paid upon the consummation of a Liquidation Event, subject to continued employment through the vesting date. A “Liquidation Event” under the Phantom Plan will occur on the six-month anniversary of an initial public offering, which includes this offering

(3)
There is no public market for the phantom interests. For purposes of this disclosure, the Company has valued the phantom units using a third-party valuation on a per-unit basis as of September 30, 2021. The amount reported above under the heading “Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested” reflects the intrinsic value of the phantom units as of September 30, 2021, based upon the terms of each individual’s phantom units.

Executive Employment Arrangements
Our named executive officers are currently not party to any employment agreements. We intend to enter into employment arrangements with certain of our named executive officers in connection with this offering. The material terms of such arrangements have not yet been determined.

New Incentive Plans
As of           , 2021, options covering an aggregate of           Class A-1 Units were outstanding under the Unit Option Plan and           phantom units were outstanding under the Phantom Plan. Following the effectiveness of this offering, we do not intend to make any new grants of awards under the Unit Option Plan or Phantom Plan, but rather intend to make grants under new incentive plans described below.
2021 Incentive Award Plan
We intend to adopt the 2021 Incentive Award Plan in connection with this offering in order to facilitate the grant of cash and equity incentives to directors, employees (including our named executive officers) and consultants of the Company and certain of its affiliates and to enable the Company and certain of its affiliates to obtain and retain services of these individuals, which we believe is essential to our long-term success. The material terms of the 2021 Incentive Award Plan have not yet been determined.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
The following are summaries of certain provisions of our related party agreements and are qualified in their entirety by reference to all of the provisions of such agreements. Because these descriptions are only summaries of the applicable agreements, they do not necessarily contain all of the information that you may find useful. We, therefore, urge you to review the agreements in their entirety. Copies of the forms of the agreements have been filed as exhibits to the registration statement of which this prospectus is a part, and are available electronically on the website of the SEC at www.sec.gov.
Related Party Agreements in Effect Prior to the Transactions
Prior to the completion of this offering and the other Transactions, we were owned by AES Grid Stability and Siemens Industry and, beginning in June 2021, QIA. During that time, Fluence Energy, LLC entered into various agreements that governed its relationship with those shareholders, including:
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the Fluence Energy LLC Second Amended and Restated LLC Agreement, which will be superseded by the Fluence Energy LLC Agreement upon completion of this offering and the other Transactions,

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a master sales cooperation agreement with Siemens and a commercial cooperation agreement with AES,

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an equipment and service purchase agreement defining general terms for the procurement of goods and services from Siemens,

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storage core frame purchase agreements defining general terms for the sale of battery storage systems to AES and Siemens,

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licensing agreements for trademarks, patents, and other intellectual property from AES and Siemens,

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various agreements for support in connection with the launch of our business in 2018, such as assistance with finance and treasury administration, information technology, certain human resources functions, quality, supply chain, salesforce, and purchasing functions, and

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seconding a limited number of employees to service for Fluence.

We have entered into sales agency agreements with Siemens, in certain locations, to utilize its sales force. In addition, in the ordinary course of business, both AES and Siemens purchase our products and services for energy storage projects in multiple countries, and Siemens is a supplier to us of goods and services that we use when delivering and maintaining energy storage projects for customers. Occasionally, Siemens and Fluence act as a consortium to deliver energy storage projects for customers.
We have entered into a patent assignment agreement with Siemens pursuant to which Siemens has assigned, sold and transferred to us the entire right, title and interest in the United States and all foreign countries, in and to any and all inventions and improvements disclosed in certain identified patent applications, pending patent applications and granted letter patents.
Prior to the completion of this offering and the other Transactions, AES and Siemens provided support services to us in the ordinary course of business, pursuant to various support agreements, such as engineering support, software development, HR, and payroll services, and seconding a limited number of employees to service for Fluence. Prior to the completion of this offering and the other Transactions, AES and Siemens provided revolving credit support for our business pursuant to an Amended and Restated Credit Support and Reimbursement Agreement.
Prior to the completion of this offering, Manuel Perez Dubuc, our chief executive officer, is seconded from AES, which pays Mr. Dubuc’s salary. We reimburse AES for that expense.
On April 28, 2021 and June 3, 2021, we borrowed $25.0 million and $25.0 million, respectively, in the form of one-year promissory notes, each bearing annual interest at 2.86%. On May 3, 2021, we borrowed $25.0 million from Siemens, in the form of a one-year promissory note with an annual interest rate of 2.86%. The proceeds were used for general working capital needs. As of June 22, 2021, the total $75.0 million in borrowings from AES and Siemens were paid off in full.

Prior to the completion of this offering and the other Transactions, Fluence Energy, LLC entered into customary indemnification agreements with the individual members of the Fluence Energy, LLC Board of Directors, as it was constituted at that time.
For more information regarding transactions between us, AES and Siemens prior to consummation of this offering and the Transactions, see Note 13 of “Notes to Condensed Combined Financial Statements” for the two fiscal years ended September 30, 2020 and the nine-months ended June 30, 2021 and 2022 included in this prospectus.
Related Party Agreements after the Transactions
In connection with this offering, we will amend certain of our existing affiliate agreements and enter into a number of new agreements with those shareholders and their affiliates in order to provide a framework for our relationship with those shareholders, including a Tax Receivable Agreement, the Fluence Energy LLC Agreement, the Stockholders Agreement, the Registration Rights Agreement, certain intellectual property license agreements, an amended and restated equipment and services purchase agreement, an amended and restated storage core frame purchase agreement, certain employment agreements, and indemnification agreements with each of our directors and executive officers, each as described below.
We do not currently expect to enter into additional agreements with our shareholders outside the ordinary course of business, or with any of our directors, officers or other affiliates, other than those specified below. However, after the closing of this offering, we do expect to continue to purchase goods and services from, and to sell products and services to, our shareholders and their affiliated companies in the ordinary course of business.
Although we do not currently have plans to procure new support services from our shareholders or their affiliates, it is possible that we might do so in the future. After the closing of this offering, any transactions with shareholders, directors, officers or other affiliates will be subject to requirements of the Sarbanes-Oxley Act and SEC rules and regulations.
The Transactions
In connection with the Transactions, we will engage in certain transactions with certain entities which are or will become holders of 5% or more of our voting securities upon the consummation of the Transactions. These transactions are described in “Our Organizational Structure.”
We intend to use the net proceeds from this offering (including any net proceeds from any exercise of the underwriters’ option to purchase additional shares of Class A common stock) to purchase            LLC Interests (or           LLC Interests if the underwriters exercise in full their option to purchase additional shares of Class A common stock) directly from Fluence Energy, LLC at a price per unit equal to the initial public offering price per share of Class A common stock in this offering less the underwriting discount and estimated offering expenses payable by us.
Tax Receivable Agreement
As described in “Our Organizational Structure,” we intend to use the net proceeds from this offering to purchase newly issued LLC Interests directly from Fluence Energy, LLC. In addition, Fluence Energy, LLC intends to use the net proceeds from this offering it receives from us for working capital and general corporate purposes. We expect to obtain increases in our share of the tax basis of the assets of Fluence Energy, LLC in connection with the purchase of LLC Interests directly from Fluence Energy, LLC. We will also acquire an allocable share of the existing tax basis in Fluence Energy, LLC’s assets in connection with the Transactions, and we may obtain an increase to our allocable share of existing tax basis in the future. In addition, we may obtain an increase in our share of the tax basis of the assets of Fluence Energy, LLC in the future, when (as described below under “—Fluence Energy LLC Agreement”) a Continuing Equity Owner receives Class A common stock or cash from us or from Fluence Energy, LLC in connection with an exercise of such Continuing Equity Owner’s right to have LLC Interests redeemed by Fluence Energy, LLC or, at our election, exchanged, or when Fluence Energy, LLC makes, or is deemed to make, certain distributions to the Continuing Equity Owners or upon certain other transactions. We intend to treat such redemptions or exchanges as our direct purchase of LLC Interests from such Continuing Equity Owner for U.S. federal income and other applicable tax purposes, regardless of whether such LLC Interests are surrendered by a Continuing Equity Owner to Fluence Energy, LLC for redemption or sold to us upon the exercise of our election to acquire such LLC Interests directly (any resulting basis increases, together with the basis increases arising from (a) the purchase of newly issued LLC Interests directly from Fluence Energy, LLC and (b) certain distributions (or deemed distributions) from Fluence Energy, LLC, the “Basis Adjustments”). Any Basis Adjustment and our allocable share of the existing tax basis in Fluence Energy, LLC’s assets (and increases to such allocable share of existing tax basis), may have the effect of reducing the amounts that we would otherwise pay in the future to various tax authorities. The Basis Adjustments and such existing tax basis (and increases to such allocable share of existing tax basis) may also decrease gains (or increase losses) on future dispositions of certain assets to the extent tax basis is allocated to those assets.
In connection with the transactions described above, we will enter into a Tax Receivable Agreement with Fluence Energy, LLC and certain Continuing Equity Owners that will provide for the payment by Fluence Energy, Inc. to such Continuing Equity Owners of 85% of the amount of certain tax benefits, if any, that Fluence Energy, Inc. actually realizes, or in some circumstances is deemed to realize in its tax reporting, arising from the transactions described above, including the acquisition of Fluence Energy, Inc.’s allocable share of the existing tax basis in Fluence Energy, LLC’s assets in connection with the Transactions, increases to such allocable share of existing tax basis, the Basis Adjustments and certain other tax benefits arising from payments made under the Tax Receivable Agreement. Fluence Energy, LLC will have in effect an election under Section 754 of the Code effective for each taxable year in which a redemption or exchange (including deemed exchange) of LLC Interests for Class A common stock or cash occurs or when Fluence Energy, LLC makes (or is deemed to make) certain distributions. These Tax Receivable Agreement payments are not conditioned upon one or more of the Continuing Equity Owners maintaining a continued ownership interest in Fluence Energy, LLC. If a Continuing Equity Owner transfers LLC Interests but does not assign to the transferee of such units its rights under the Tax Receivable Agreement, such Continuing Equity Owner generally will continue to be entitled to receive payments under the Tax Receivable Agreement arising in respect of a subsequent exchange of such LLC Interests. In general, the Continuing Equity Owners’ rights under the Tax Receivable Agreement may not be assigned, sold, pledged or otherwise alienated to any person, other than certain permitted transferees, without our prior written consent (which should not be unreasonably withheld, conditioned or delayed) and such person’s becoming a party to the Tax Receivable Agreement and agreeing to succeed to the applicable Continuing Equity Owner’s interest therein.
The actual Basis Adjustments, as well as any amounts paid to the Continuing Equity Owners under the Tax Receivable Agreement will vary depending on a number of factors, including:
•
the timing of any future redemptions or exchanges—for instance, the increase in any tax deductions will vary depending on the fair value, which may fluctuate over time, of the depreciable or amortizable assets of Fluence Energy, LLC at the time of each redemption, exchange or distribution (or deemed distribution) as well as the amount of remaining existing tax basis at the time of such redemption, exchange or distribution (or deemed distribution);

•
the price of shares of our Class A common stock at the time of the purchases from the Continuing Equity Owners in connection with this offering and any applicable redemptions or exchanges—the Basis Adjustments, as well as any related increase in any tax deductions, are directly related to the price of shares of our Class A common stock at the time of such purchases or future redemptions or exchanges;

•
the extent to which such redemptions or exchanges are taxable—if a redemption or exchange is not taxable for any reason, increased tax deductions will not be available; and

•
the amount and timing of our income—the Tax Receivable Agreement generally will require us to pay 85% of the tax benefits as and when those benefits are treated as realized under the terms of the Tax Receivable Agreement. If Fluence Energy, Inc. does not have sufficient taxable income to realize any of the applicable tax benefits, it generally will not be required (absent a material breach of a material obligation under the Tax Receivable Agreement, change of control or other circumstances requiring an early termination payment and treating any outstanding LLC Interests held by certain of the Continuing Equity Owners as having been exchanged for Class A common stock for purposes of determining such early termination payment) to make payments under the Tax Receivable

Agreement for that taxable year because no tax benefits will have been actually realized. However, any tax benefits that do not result in realized tax benefits in a given taxable year may generate tax attributes that may be utilized to generate tax benefits in previous or future taxable years. The utilization of any such tax attributes will result in payments under the Tax Receivable Agreement.
Although the amount of our allocable share of existing tax basis in Fluence Energy, LLC’s assets acquired in connection with the Transactions with respect to which certain of the Continuing Equity Owners will be entitled to receive payments under the Tax Receivable Agreement has been estimated to be approximately $      million, the timing and amount of any related payments under the Tax Receivable Agreement is uncertain since both are dependent on our taxable income and our ability to utilize other tax attributes.
For purposes of the Tax Receivable Agreement, cash savings in income tax will be computed by comparing our actual income tax liability to the amount of such taxes that we would have been required to pay had there been no existing basis in Fluence Energy, LLC’s assets, had there been no increases to such allocable share of existing tax basis, had there been no Basis Adjustments, had the Tax Receivable Agreement not been entered into and had there been no tax benefits to us as a result of any payments made under the Tax Receivable Agreement; provided that, for purposes of determining cash savings with respect to state and local income taxes we will use an assumed tax rate. The Tax Receivable Agreement will generally apply to each of our taxable years, beginning with the first taxable year ending after the consummation of the Transactions. There is no maximum term for the Tax Receivable Agreement; however, the Tax Receivable Agreement may be terminated by us pursuant to an early termination procedure that requires us to pay certain of the Continuing Equity Owners an agreed-upon amount equal to the estimated present value of the remaining payments to be made under the agreement (calculated with certain assumptions, including regarding tax rates and utilization of the Basis Adjustments).
The payment obligations under the Tax Receivable Agreement are obligations of Fluence Energy, Inc. and not of Fluence Energy, LLC. Although the actual timing and amount of any payments that may be made under the Tax Receivable Agreement will vary, we expect that the payments that we may be required to make to certain of the Continuing Equity Owners could be substantial. Any payments made by us to the Continuing Equity Owners under the Tax Receivable Agreement will generally reduce the amount of overall cash flow that might have otherwise been available to us or to Fluence Energy, LLC and, to the extent that we are unable to make payments under the Tax Receivable Agreement for any reason, the unpaid amounts will be deferred and will accrue interest until paid by us; provided, however, that nonpayment for a specified period may constitute a material breach of a material obligation under the Tax Receivable Agreement and, therefore, may accelerate payments due under the Tax Receivable Agreement. We anticipate funding ordinary course payments under the Tax Receivable Agreement from cash flow from operations of our subsidiaries, available cash or available borrowings under any future debt agreements. Decisions made by us in the course of running our business, such as with respect to mergers, asset sales, other forms of business combinations or other changes in control, may influence the timing and amount of payments that are received by a redeeming Continuing Equity Owner under the Tax Receivable Agreement. For example, the earlier disposition of assets following an exchange or acquisition transaction will generally accelerate payments under the Tax Receivable Agreement and increase the present value of such payments.
The Tax Receivable Agreement provides that if certain mergers, asset sales, other forms of business combination, or other changes of control were to occur, if we materially breach any of our material obligations under the Tax Receivable Agreement or if, at any time, we elect an early termination of the Tax Receivable Agreement, then the Tax Receivable Agreement will terminate and our obligations, or our successor’s obligations, under the Tax Receivable Agreement would accelerate and become due and payable, based on certain assumptions, Fluence Energy, including an assumption that we would have sufficient taxable income to fully utilize all potential future tax benefits that are subject to the Tax Receivable Agreement. In those circumstances, Continuing Equity Owners would be deemed to exchange any remaining outstanding LLC Interests for Class A common stock and would generally be entitled to payments under the Tax Receivable Agreement resulting from such deemed exchanges.
We may elect to completely terminate the Tax Receivable Agreement early only with the written approval of each of a majority of Fluence Energy, Inc.’s “independent directors” (within the meaning of Rule 10A-3 promulgated under the Exchange Act and the           rules).

As a result of the foregoing, we could be required to make an immediate cash payment equal to the present value of the anticipated future tax benefits that are the subject of the Tax Receivable Agreement, which payment may be made significantly in advance of the actual realization, if any, of such future tax benefits. We also could be required to make cash payments to certain of the Continuing Equity Owners that are greater than the specified percentage of the actual benefits we ultimately realize in respect of the tax benefits that are subject to the Tax Receivable Agreement. In these situations, our obligations under the Tax Receivable Agreement could have a substantial negative impact on our liquidity and could have the effect of delaying, deferring, or preventing certain mergers, asset sales, other forms of business combination, or other changes of control. There can be no assurance that we will be able to finance our obligations under the Tax Receivable Agreement.
Payments under the Tax Receivable Agreement will generally be based on the tax reporting positions that we determine. We will not be reimbursed for any cash payments previously made to the Continuing Equity Owners pursuant to the Tax Receivable Agreement if any tax benefits initially claimed by us are subsequently challenged by a taxing authority and ultimately disallowed. Instead, any excess cash payments made by us to a Continuing Equity Owner will be netted against any future cash payments we might otherwise be required to make under the terms of the Tax Receivable Agreement to such Continuing Equity Owner, as applicable. However, a challenge to any tax benefits initially claimed by us may not arise for a number of years following the initial time of such payment or, even if challenged early, such excess cash payment may be greater than the amount of future cash payments we might otherwise be required to make under the terms of the Tax Receivable Agreement and, as a result, there might not be future cash payments from which to net against. The applicable U.S. federal income tax rules are complex and factual in nature, and there can be no assurance that the IRS or a court will not disagree with our tax reporting positions. As a result, it is possible that we could make cash payments under the Tax Receivable Agreement that are substantially greater than our actual cash tax savings.
If the outcome of any challenge to all or part of the Basis Adjustments or other tax benefits we claim, including as a result of acquiring our allocable share of the existing tax basis in Fluence Energy, LLC’s assets and increases to such allocable share of existing tax basis, would reasonably be expected to materially affect the payments to Continuing Equity Owners’ from us under the Tax Receivable Agreement, then we will not be permitted to settle or fail to contest such challenge without the consent (not to be unreasonably withheld or delayed) of each Continuing Equity Owner that directly or indirectly owns at least    % of the outstanding LLC Interests. The interests of the Continuing Equity Owners in any such challenge may differ from or conflict with our interests and your interests, and the Continuing Equity Owners may exercise their consent rights relating to any such challenge in a manner adverse to our interests.
Under the Tax Receivable Agreement, we are required to provide certain Continuing Equity Owners with a schedule showing the calculation of payments that are due under the Tax Receivable Agreement with respect to each taxable year with respect to which a payment obligation arises within 90 days after filing our U.S. federal income tax return for such taxable year. This calculation will be based upon the advice of our tax advisors. Payments under the Tax Receivable Agreement will generally be made to certain of the Continuing Equity Owners within three business days after this schedule becomes final pursuant to the procedures set forth in the Tax Receivable Agreement, although interest on such payments will begin to accrue at a rate of           from the due date (without extensions) of such tax return. Any late payments that may be made under the Tax Receivable Agreement will continue to accrue interest at a rate equal to           , until such payments are made, generally including any late payments that we may subsequently make because we did not have enough available cash to satisfy our payment obligations at the time at which they originally arose.
Fluence Energy LLC Agreement
In connection with the consummation of the Transactions, we and the Continuing Equity Owners will enter into Fluence Energy, LLC’s Third Amended and Restated Limited Liability Company Agreement which we refer to as the Fluence Energy LLC Agreement.
Appointment as Managing Member.   Under the Fluence Energy LLC Agreement, we will become a member and the sole manager of Fluence Energy, LLC. As the sole manager, we will be able to control all the day-to-day business affairs and decision-making of Fluence Energy, LLC without the approval of any other member. As such, we, through our officers and directors, will be responsible for all operational and administrative decisions of Fluence Energy, LLC and daily management of Fluence Energy, LLC’s business. Pursuant to the terms of the Fluence Energy LLC Agreement, we cannot be removed or replaced as the sole manager of Fluence Energy, LLC except by our resignation, which may be given at any time by written notice to the members.
Compensation, Fees and Expenses.   We will not be entitled to compensation for our services as the manager of Fluence Energy, LLC. We will be entitled to reimbursement by Fluence Energy, LLC for reasonable fees and expenses incurred on behalf of Fluence Energy, LLC, including all expenses associated with the Transactions, any subsequent offering of our Class A common stock, being a public company and maintaining our corporate existence.
Distributions.   The Fluence Energy LLC Agreement will require “tax distributions” to be made by Fluence Energy, LLC to its members, as that term is used in the agreement, except to the extent Fluence Energy, LLC does not have available cash for such distributions or such distributions are otherwise prohibited by law or any of our future debt agreements. Tax distributions will be made on a quarterly basis, to each member of Fluence Energy, LLC, including us, based on such member’s allocable share of the taxable income of Fluence Energy, LLC and an assumed tax rate that will be determined by us, as described below. For this purpose, Fluence Energy, Inc.’s allocable share of Fluence Energy, LLC’s taxable income shall be determined without regard to any Basis Adjustments (as described above under “—Tax Receivable Agreement”). Tax distributions will generally be treated as advances of other distributions made under the Fluence Energy LLC Agreement, but no adjustments on account of prior tax distributions will be made to the redemption or exchange ratio or price for Continuing Equity Owners whose LLC Interests are redeemed or exchanged (and tax distributions paid prior to such a redemption or exchange will not be treated as advances or otherwise reduce the distributions subsequently payable to us in respect of the LLC Interests we acquire in connection with any such redemption or exchange). The assumed tax rate for purposes of determining tax distributions from Fluence Energy, LLC to its members will be the highest combined federal, state, and local tax rate that may potentially apply to any one of Fluence Energy, LLC’s members, regardless of the actual final tax liability of any such member. The Fluence Energy LLC Agreement will also allow for cash distributions to be made by Fluence Energy, LLC (subject to our sole discretion as the sole manager of Fluence Energy, LLC) to its members on a pro rata basis out of “distributable cash,” as that term is defined in the agreement. We expect Fluence Energy, LLC may make distributions out of distributable cash periodically and as necessary to enable us to cover our operating expenses and other obligations, including our tax liabilities and obligations under the Tax Receivable Agreement, except to the extent Fluence Energy, LLC insolvent or are otherwise prohibited by law or any of our future debt agreements.
Transfer Restrictions.   The Fluence Energy LLC Agreement generally does not permit transfers of LLC Interests by members, except for transfers to permitted transferees, transfers pursuant to the participation right described below and transfers approved in writing by us, as manager, and other limited exceptions. The Fluence Energy LLC Agreement may impose additional restrictions on transfers (including redemptions described below with respect to each common unit) that are necessary or advisable so that Fluence Energy, LLC is not treated as a “publicly traded partnership” for U.S. federal income tax purposes. In the event of a permitted transfer under the Fluence Energy LLC Agreement, such member will be required to simultaneously transfer shares of Class B common stock to such transferee equal to the number of LLC Interests that were transferred to such transferee in such permitted transfer.
The Fluence Energy LLC Agreement provides that, in the event that a tender offer, share exchange offer, issuer bid, take-over bid, recapitalization or similar transaction with respect to our Class A common stock, each of which we refer to as a “Pubco Offer,” is approved by our board of directors or otherwise effected or to be effected with the consent or approval of our board of directors, each holder of LLC Interests shall be permitted to participate in such Pubco Offer by delivering a redemption notice, which shall be effective immediately prior to, and contingent upon, the consummation of such Pubco Offer. If a Pubco Offer is proposed by Fluence Energy, Inc., then Fluence Energy, Inc. is required to use its reasonable best efforts expeditiously and in good faith to take all such actions and do all such things as are necessary or desirable to enable and permit the holders of such LLC Interests to participate in such Pubco Offer to the same extent as or on an economically equivalent basis with the holders of shares of Class A common stock, provided that in no event shall any holder of LLC Interests be entitled to receive aggregate consideration for each common unit that is greater than the consideration payable in respect of each share of Class A common stock pursuant to the Pubco Offer.
Except for certain exceptions, any transferee of LLC Interests must assume, by operation of law or executing a joinder to the Fluence Energy LLC Agreement, all of the obligations of a transferring member with respect to the transferred units, and such transferee shall be bound by any limitations and obligations under the Fluence Energy LLC Agreement even if the transferee is not admitted as a member of Fluence Energy, LLC. A member shall remain as a member with all rights and obligations until the transferee is accepted as substitute member in accordance with the Fluence Energy LLC Agreement.
Recapitalization.   The Fluence Energy LLC Agreement will recapitalize the units currently held by the existing members of Fluence Energy, LLC into a new single class of LLC Interests. The Fluence Energy LLC Agreement will also reflect a split of LLC Interests such that one common unit can be acquired with the net proceeds received in the initial offering from the sale of one share of our Class A common stock, after the deduction of the underwriting discount and estimated offering expenses payable by us. Each common unit generally will entitle the holder to a pro rata share of the net profits and net losses and distributions of Fluence Energy, LLC, although for income tax purposes, items of taxable income, gain, loss or deduction may be allocated disproportionately under applicable law to account for built-in gains or built-in losses that existed at the time of this offering or certain other extraordinary transactions.
Maintenance of One-to-one Ratio between Shares of Class A Common Stock and LLC Interests Owned by the Company, and One-to-one Ratio between Shares of Class B common stock and LLC Interests Owned by the Continuing Equity Owners.   Except as otherwise determined by us, the Fluence Energy LLC Agreement requires Fluence Energy, LLC to take all actions with respect to its LLC Interests, including issuances, reclassifications, distributions, divisions or recapitalizations, such that (1) we at all times maintain a ratio of one common unit owned by us, directly or indirectly, for each share of Class A common stock issued and outstanding, and (2) Fluence Energy, LLC at all times maintains (a) a one-to-one ratio between the number of shares of Class A common stock issued and outstanding and the number of LLC Interests owned by us and (b) a one-to-one ratio between the number of shares of Class B common stock issued and outstanding and the number of LLC Interests owned by the Continuing Equity Owners and their permitted transferees, collectively. This ratio requirement disregards (1) shares of our Class A common stock under unvested options issued by us, (2) treasury stock, and (3) preferred stock or other debt or equity securities (including warrants, options or rights) issued by us that are convertible into or exercisable or exchangeable for shares of Class A common stock, except to the extent we have contributed the net proceeds from such other securities, including any exercise or purchase price payable upon conversion, exercise or exchange thereof, to the equity capital of Fluence Energy, LLC. In addition, the Class A common stock ratio requirement disregards all LLC Interests at any time held by any other person, including the Continuing Equity Owners and the holders of options over LLC Interests. If we issue, transfer or deliver from treasury stock or repurchase shares of Class A common stock in a transaction not contemplated by the Fluence Energy LLC Agreement, we as manager of Fluence Energy, LLC have the authority to take all actions such that, after giving effect to all such issuances, transfers, deliveries or repurchases, the number of outstanding LLC Interests we own equals, on a one-for-one basis, the number of outstanding shares of Class A common stock. If we issue, transfer or deliver from treasury stock or repurchase or redeem any of our preferred stock in a transaction not contemplated by the Fluence Energy LLC Agreement, we as manager have the authority to take all actions such that, after giving effect to all such issuances, transfers, deliveries repurchases or redemptions, we hold (in the case of any issuance, transfer or delivery) or cease to hold (in the case of any repurchase or redemption) equity interests in Fluence Energy, LLC which (in our good faith determination) are in the aggregate substantially equivalent to our preferred stock so issued, transferred, delivered, repurchased or redeemed. Fluence Energy, LLC is prohibited from undertaking any subdivision (by any split of units, distribution of units, reclassification, recapitalization or similar event) or combination (by reverse split of units, reclassification, recapitalization or similar event) of the LLC Interests that is not accompanied by an identical subdivision or combination of (1) our Class A common stock to maintain at all times a one-to-one ratio between the number of LLC Interests owned by us and the number of outstanding shares of our Class A common stock and (2) our Class B common stock to maintain at all times a one-to-one ratio between the number of LLC Interests owned by the Continuing Equity Owners and the number of outstanding shares of our Class B common stock, as applicable, in each case, subject to exceptions.

Issuance of LLC Interests upon Exercise of Options or Issuance of Other Equity Compensation.   Upon the exercise of options issued by us (as opposed to options issued by Fluence Energy, LLC), or the issuance of other types of equity compensation by us (such as the issuance of restricted or non-restricted stock, payment of bonuses in stock or settlement of stock appreciation rights in stock), we will have the right to acquire from Fluence Energy, LLC a number of LLC Interests equal to the number of our shares of Class A common stock being issued in connection with the exercise of such options or issuance of other types of equity compensation. When we issue shares of Class A common stock in settlement of stock options granted to persons that are not officers or employees of Fluence Energy, LLC or its subsidiaries, we will make, or be deemed to make, a capital contribution in Fluence Energy, LLC equal to the aggregate value of such shares of Class A common stock and Fluence Energy, LLC will issue to us a number of LLC Interests equal to the number of shares we issued. When we issue shares of Class A common stock in settlement of stock options granted to persons that are officers or employees of Fluence Energy, LLC or its subsidiaries, then we will be deemed to have sold directly to the person exercising such award a portion of the value of each share of Class A common stock equal to the exercise price per share, and we will be deemed to have sold directly to Fluence Energy, LLC (or the applicable subsidiary of Fluence Energy, LLC) the difference between the exercise price and market price per share for each such share of Class A common stock. In cases where we grant other types of equity compensation to employees of Fluence Energy, LLC or its subsidiaries, on each applicable vesting date we will be deemed to have sold to Fluence Energy, LLC (or such subsidiary) the number of vested shares at a price equal to the market price per share, Fluence Energy, LLC (or such subsidiary) will deliver the shares to the applicable person, and we will be deemed to have made a capital contribution in Fluence Energy, LLC equal to the purchase price for such shares in exchange for an equal number of LLC Interests.
Dissolution.   The Fluence Energy LLC Agreement will provide that the consent of Fluence Energy, Inc. as the managing member of Fluence Energy, LLC and members holding a majority of the voting units will be required to voluntarily dissolve Fluence Energy, LLC. In addition to a voluntary dissolution, Fluence Energy, LLC will be dissolved upon the entry of a decree of judicial dissolution or other circumstances in accordance with Delaware law. Upon a dissolution event, the proceeds of a liquidation will be distributed in the following order: (1) first, to pay the expenses of winding up Fluence Energy, LLC; (2) second, to pay debts and liabilities owed to creditors of Fluence Energy, LLC, other than members; and (3) third, to the members pro-rata in accordance with their respective percentage ownership interests in Fluence Energy, LLC (as determined based on the number of LLC Interests held by a member relative to the aggregate number of all outstanding LLC Interests).
Confidentiality.   We, as manager, and each member agree to maintain the confidentiality of Fluence Energy, LLC’s confidential information. This obligation excludes information independently obtained or developed by the members, information that is in the public domain or otherwise disclosed to a member, in either such case not in violation of a confidentiality obligation of the Fluence Energy LLC Agreement or approved for release by written authorization of the Chief Executive Officer, the Chief Financial Officer or the General Counsel of either Fluence Energy, Inc. or Fluence Energy, LLC.
Indemnification.   The Fluence Energy LLC Agreement will provide for indemnification of the manager, members and officers of Fluence Energy, LLC and their respective subsidiaries or affiliates.
Common Unit Redemption Right.   The Fluence Energy LLC Agreement will provide a redemption right to certain of the Continuing Equity Owners which will entitle them to have their LLC Interests redeemed for, at our election (determined solely by our independent directors (within the meaning of the rules of the           ) who are disinterested), newly-issued shares of our Class A common stock on a one-for-one basis or a cash payment equal to a volume weighted average market price of one share of Class A common stock for each LLC interest so redeemed, in each case in accordance with the terms of the Fluence Energy LLC Agreement; provided that, at our election (determined solely by our independent directors (within the meaning of the rules of the ) who are disinterested), we may effect a direct exchange by Fluence Energy, Inc. of such Class A common stock or such cash, as applicable, for such LLC Interests. Such Continuing Equity Owners may exercise such redemption right, subject to certain exceptions, for as long as their LLC Interests remain outstanding. In connection with the exercise of the redemption or exchange of LLC Interests (1) such Continuing Equity Owners will be required to surrender a number of shares of our Class B common stock registered in the name of such redeeming or exchanging Continuing Equity Owner, and therefore, will automatically be transferred to the Company and will be canceled for no consideration on a one-for-one basis with the number of LLC Interests so redeemed or exchanged and (2) except in the case of a direct exchange as described above, the redeeming Continuing Equity Owners will surrender LLC Interests to Fluence Energy, LLC for cancellation.
Each Continuing Equity Owner’s redemption rights will be subject to certain customary limitations, including the expiration of any contractual lock-up period relating to the shares of our Class A common stock that may be applicable to such Continuing Equity Owner and the absence of any liens or encumbrances on such LLC Interests redeemed. Additionally, in the case we elect a cash settlement, such Continuing Equity Owner may rescind its redemption request within a specified period of time. Moreover, in the case of a settlement in Class A common stock, such redemption may be conditioned on the closing of an underwritten distribution of the shares of Class A common stock that may be issued in connection with such proposed redemption. In the case of a settlement in Class A common stock, such Continuing Equity Owner may also revoke or delay its redemption request if the following conditions exist: (1) any registration statement pursuant to which the resale of the Class A common stock to be registered for such Continuing Equity Owner at or immediately following the consummation of the redemption shall have ceased to be effective pursuant to any action or inaction by the SEC or no such resale registration statement has yet become effective; (2) we failed to cause any related prospectus to be supplemented by any required prospectus supplement necessary to effect such redemption; (3) we exercised our right to defer, delay or suspend the filing or effectiveness of a registration statement and such deferral, delay or suspension shall affect the ability of such Continuing Equity Owner to have its Class A common stock registered at or immediately following the consummation of the redemption; (4) such Continuing Equity Owner is in possession of any material non-public information concerning us, the receipt of which results in such Continuing Equity Owner being prohibited or restricted from selling Class A common stock at or immediately following the redemption without disclosure of such information (and we do not permit disclosure); (5) any stop order relating to the registration statement pursuant to which the Class A common stock was to be registered by such Continuing Equity Owner at or immediately following the redemption shall have been issued by the SEC; (6) there shall have occurred a material disruption in the securities markets generally or in the market or markets in which the Class A common stock is then traded; (7) there shall be in effect an injunction, a restraining order or a decree of any nature of any governmental entity that restrains or prohibits the redemption; (8) we shall have failed to comply in all material respects with our obligations under the Registration Rights Agreement, and such failure shall have affected the ability of such Continuing Equity Owner to consummate the resale of the Class A common stock to be received upon such redemption pursuant to an effective registration statement; or (9) the redemption date would occur three business days or less prior to, or during, a black-out period.
The Fluence Energy LLC Agreement will require that in the case of a redemption by a Continuing Equity Owner we contribute cash or shares of our Class A common stock, as applicable, to Fluence Energy, LLC in exchange for an amount of newly-issued LLC Interests that will be issued to us equal to the number of LLC Interests redeemed from the Continuing Equity Owner. Fluence Energy, LLC will then distribute the cash or shares of our Class A common stock, as applicable, to such Continuing Equity Owner to complete the redemption. Alternatively, we may, at our option, effect a direct exchange by Fluence Energy, Inc. of cash or our Class A common stock, as applicable, for such LLC Interests in lieu of such a redemption. Whether by redemption or exchange, we are obligated to ensure that at all times the number of LLC Interests that we own equals the number of our outstanding shares of Class A common stock (subject to certain exceptions for treasury shares and shares underlying certain convertible or exchangeable securities).
Amendments.   In addition to certain other requirements, our consent, as manager, and the consent of members holding a majority of the LLC Interests then outstanding and entitled to vote (excluding LLC Interests held directly or indirectly by us) will generally be required to amend or modify the Fluence Energy LLC Agreement.
Stockholders Agreement
Pursuant to the Stockholders Agreement we and the Continuing Equity Owners will enter into in connection with the consummation of the Transactions, (a) each of AES Grid Stability and Siemens

Industry will initially have the right to nominate three of our directors, which shall be reduced to            directors for as long as they shall directly or indirectly, beneficially owns, in the aggregate, less than           % but           % or more of our Class A common stock (assuming that all outstanding LLC Interests in Fluence Energy, LLC are redeemed for newly issued shares of our class A common stock on a one-for-one basis), and which shall further be reduced to           directors for as long as they shall directly or indirectly, beneficially owns, in the aggregate, less than           % but           % or more of our Class A common stock (assuming that all outstanding LLC Interests in Fluence Energy, LLC are redeemed for newly issued shares of our class A common stock on a one-for-one basis), no Directors if they shall directly or indirectly, beneficially owns, in the aggregate, less than           % of our Class A common stock (assuming that all outstanding LLC Interests in Fluence Energy, LLC are redeemed for newly issued shares of our class A common stock on a one-for-one basis), and (b) QIA will have the right to nominate one of our Directors if they shall directly or indirectly, beneficially owns, in the aggregate, at least           % of our Class A common stock (assuming that all outstanding LLC Interests in Fluence Energy, LLC are redeemed for newly issued shares of our class A common stock on a one-for-one basis).
Each of AES Grid Stability, Siemens Industry, and QIA will also agree to vote, or cause to vote, all of their outstanding shares of our Class A common stock and Class B common stock at any annual or special meeting of stockholders in which directors are elected, so as to cause the election of the Directors nominated by the other Continuing Equity Owners. Additionally, pursuant to the Stockholders Agreement, we shall take all commercially reasonable actions to cause (1) the board of directors to be comprised of at least       directors or such other number of directors as our board of directors may determine; (2) the individuals nominated in accordance with the terms of the Stockholders Agreement to be included in the slate of nominees to be elected to the board of directors at the next annual or special meeting of our stockholders at which directors are to be elected and at each annual meeting of our stockholders thereafter at which a director’s term expires; and (3) the individuals nominated in accordance with the terms of the Stockholders Agreement to fill the applicable vacancies on the board of directors. The Stockholders Agreement allows for the board of directors to reject the nomination, appointment or election of a particular director if such nomination, appointment or election would constitute a breach of the board of directors’ fiduciary duties to our stockholders or does not otherwise comply with any requirements of our amended and restated certificate of incorporation or our amended and restated bylaws or the charter for, or related guidelines of, the board of directors’ nominating and corporate governance committee. See “Management—Composition of our Board of Directors.”
In addition, the Stockholders Agreement provides that for as long as           beneficially own, directly or indirectly, in the aggregate,    % or more of all issued and outstanding shares of our Class A common stock (assuming that all outstanding LLC Interests are redeemed for newly issued shares of our Class A common stock on a one-for-one basis), we will not take, and will cause our subsidiaries not to take, certain actions (whether by merger, consolidation or otherwise) without the prior written approval of           , including:
•
the creation of a new class or series of capital stock or equity securities of the Company, Fluence Energy, LLC or any of their respective subsidiaries;

•
any issuance of additional shares of Class A common stock, Class B common stock, Preferred Stock or other equity securities of the Company, Fluence Energy, LLC or any of their respective subsidiaries;

•
any amendment or modification of the organizational documents of the Company, Fluence Energy, LLC or any of their respective subsidiaries;

•
other than as contemplated by the Fluence Energy LLC Agreement, any repurchase, redemption or other acquisition of any equity interests or other securities of, or other ownership interests in the Company or any of its subsidiaries; and

•
any agreement, authorization or commitment to do any of the foregoing.

In addition, the Stockholders Agreement provides that for as long as           beneficially owns, directly or indirectly, in the aggregate,    % or more of all issued and outstanding shares of our Class A common stock (assuming that all outstanding LLC Interests are redeemed for newly-issued shares of our

Class A common stock on a one-for-one basis), we will not take, and will cause our subsidiaries not to take, certain actions (whether by merger, consolidation or otherwise) without the prior written approval of           , including:
•
the reorganization, recapitalization, voluntary bankruptcy, liquidation, dissolution or winding-up of the Company, Fluence Energy, LLC or any of their respective subsidiaries;

•
the (i) resignation, replacement or removal of the Company as the sole manager of Fluence Energy, LLC or (ii) appointment of any additional person as a manager of Fluence Energy, LLC; and

•
any increase or decrease of the size of our Board.

The Stockholders Agreement will terminate upon the earlier to occur of (i) the Continuing Equity Owners ceasing to beneficially own, directly or indirectly, in the aggregate,    % or more of our Class A common stock (assuming that all outstanding LLC Interests in Fluence Energy, LLC are redeemed for newly issued shares of our class A common stock on a one-for-one basis) or (ii) as agreed between us and the Continuing Equity Owners. In addition, the Stockholders Agreement will terminated as to each of the Continuing Equity Owners upon such Continuing Equity Owner ceasing to beneficially own, directly or indirectly, in the aggregate,    % or more of our Class A common stock (assuming that all outstanding LLC Interests in Fluence Energy, LLC are redeemed for newly issued shares of our class A common stock on a one-for-one basis).
Credit Support and Reimbursement Agreement
We are party to an Amended and Restated Credit Support and Reimbursement Agreement with AES and Siemens Industry whereby they may, from time to time, agree to furnish credit support to us in the form of direct issuances of credit support to our lenders or other beneficiaries or through their lenders’ provision of letters of credit to backstop our own facilities or obligations. Pursuant to the Credit Support and Reimbursement Agreement, if AES or Siemens Industry agree to provide a particular credit support (which they are permitted to grant or deny in their sole discretion), they are entitled to receipt of a credit support fee and reimbursement for all amounts paid to our lenders or other counterparties, payable upon demand. The Credit Support and Reimbursement Agreement will not provide any credit support from September 30, 2026, provided that either AES or Siemens Industry will be permitted to terminate the agreement upon six months prior notice.
Registration Rights Agreement
We intend to enter into a Registration Rights Agreement with certain of the Continuing Equity Owners in connection with this offering. The Registration Rights Agreement will provide certain of the Continuing Equity Owners with “demand” registration rights whereby they can require us to register under the Securities Act the offer and sale of shares of Class A common stock issuable to them, at our election (determined solely by our independent directors (within the meaning of the rules of the           ) who are disinterested), upon redemption or exchange of their LLC Interests. The Registration Rights Agreement will also provide for customary “piggyback” registration rights for all parties to the agreement.
Intellectual Property License Agreements
In connection with the consummation of this offering, we will enter into amended and restated intellectual property license agreements with each of AES, AES Grid Stability, Siemens, and Siemens Industry pursuant to which such entities will grant worldwide, non-exclusive, non-transferable, perpetual, royalty-free licenses to conduct certain non-exclusive activities for certain permitted business purposes and to engage in permitted sublicensing thereunder, subject to various exceptions. Similarly, we will grant each licensor perpetual, non-exclusive, worldwide rights to do any acts within the current and future fields of business of AES, AES Grid Stability, Siemens or Siemens Industry, which are not activities which are exclusive to us and which would otherwise infringe any of the contributed AES intellectual property or the certain licensed intellectual property under fair, reasonable and non-discriminatory royalty terms, to be negotiated by the parties thereto before the licenses are exercised. Each license agreement will contain customary indemnification and limitation of liability provisions. Neither party will be permitted to assign their rights or obligations without the consent of the other party thereto.

Equipment and Services Purchase Agreement
In connection with the consummation of this offering, we will enter into an amended and restated equipment and services purchase agreement with Siemens Industry pursuant to which Siemens Industry will supply electrical balance of plant equipment and related services to us under preferred purchasing conditions. The equipment and services purchase agreement will contain customary provisions regarding orders and payment, delivery, title and risk of loss, quality control, warranties, force majeure, intellectual property, indemnification, confidentiality and dispute resolution, among others.
Storage Core Frame Purchase Agreement
In connection with the consummation of this offering, we will enter into an amended and restated storage core frame purchase agreement with each of AES Grid Stability and Siemens Industry, pursuant to which AES Grid Stability and Siemens Industry will purchase energy storage equipment and related services from us under preferred purchasing conditions, including most-favored-nation pricing. The equipment and services purchase agreement will contain customary provisions regarding orders and payment, delivery, title and risk of loss, quality control, warranties, force majeure, intellectual property, indemnification, confidentiality and dispute resolution, among others. Upon transfer of title with respect to any equipment purchased thereunder, we will grant such affiliate a non-exclusive, transferable, fully paid-up with no further royalty obligations, worldwide license in all intellectual property owed or licensed by us which are necessary for their use and enjoyment of such equipment. Neither party will be permitted to assign their rights or obligations without the consent of the other party thereto.
Employment Arrangements
We intend to enter into employment arrangements with certain of our named executive officers in connection with this offering. See “Executive Compensation.”
Director and Officer Indemnification and Insurance
Prior to the consummation of this offering, we intend to enter into separate indemnification agreements with each of our directors and executive officers. We have also purchased directors’ and officers’ liability insurance. See “Description of Capital Stock—Limitations on Liability and Indemnification of Officers and Directors.”
Our Policy Regarding Related Party Transactions
Our board of directors will adopt a written related person transaction policy, to be effective upon the closing of this offering, setting forth the policies and procedures for the review and approval or ratification by our audit committee of related person transactions. This policy will cover, with certain exceptions set forth in Item 404 of Regulation S-K under the Securities Act, any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which we were or are to be a participant, where the amount involved exceeds $120,000 in any fiscal year and a related person had, has or will have a direct or indirect material interest, including without limitation, purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness, and employment by us of a related person. In reviewing and approving any such transactions, our audit committee is tasked to consider all relevant facts and circumstances, including, but not limited to, whether the transaction is on terms comparable to those that could be obtained in an arm’s length transaction and the extent of the related person’s interest in the transaction. All of the transactions described in this section occurred prior to the adoption of this policy.

PRINCIPAL STOCKHOLDERS
The following table sets forth information with respect to the beneficial ownership of our Class A common stock and Class B common stock (1) immediately following the consummation of the Transactions (excluding this offering), as described in “Our Organizational Structure” and (2) as adjusted to give effect to this offering, for:
•
each person known by us to beneficially own more than 5% of our Class A common stock or our Class B common stock;

•
each of our directors;

•
each of our named executive officers; and

•
all of our executive officers and directors as a group.

As described in “Our Organizational Structure” and “Certain Relationships and Related Party Transactions,” each common unit (other than LLC Interests held by us) is redeemable from time to time at each holder’s option for, at our election (determined solely by our independent directors (within the meaning of the rules of the    ) who are disinterested), newly-issued shares of our Class A common stock on a one-for-one basis or a cash payment equal to a volume weighted average market price of one share of Class A common stock for each LLC Interest so redeemed, in each case, in accordance with the terms of the Fluence Energy LLC Agreement; provided that, at our election (determined solely by our independent directors (within the meaning of the rules of the    ) who are disinterested), we may effect a direct exchange by Fluence Energy, Inc. of such Class A common stock or such cash, as applicable, for such LLC Interests. The Continuing Equity Owners may, subject to certain exceptions, exercise such redemption right for as long as their LLC Interests remain outstanding. See “Certain Relationships and Related Party Transactions—Fluence Energy LLC Agreement.” In connection with this offering, we will issue to certain of the Continuing Equity Owners, for nominal consideration, one share of Class B common stock for each common unit of Fluence Energy, LLC such Continuing Equity Owner will own, respectively. As a result, the number of shares of Class B common stock listed in the table below correlates to the number of LLC Interests the Continuing Equity Owners will own immediately after the Transactions. Although the number of shares of Class A common stock being offered hereby to the public and the total number of LLC Interests outstanding after the offering will remain fixed regardless of the initial public offering price in this offering, the shares of Class B common stock held by the beneficial owners set forth in the table below after the consummation of the Transactions will vary, depending on the initial public offering price in this offering. The table below assumes the shares of Class A common stock are offered at $      per share (the midpoint of the estimated price range set forth on the cover page of this prospectus). See “Our Organizational Structure.”
The number of shares beneficially owned by each stockholder as described in this prospectus is determined under rules issued by the SEC. Under these rules, beneficial ownership includes any shares as to which the individual or entity has sole or shared voting power or investment power. In computing the number of shares beneficially owned by an individual or entity and the percentage ownership of that person, shares of common stock subject to options, or other rights, including the redemption right described above with respect to each common unit, held by such person that are currently exercisable or will become exercisable within 60 days of           , 2021, are considered outstanding, although these shares are not considered outstanding for purposes of computing the percentage ownership of any other person. The percentage ownership of each individual or entity after giving effect to the Transactions and before this offering is computed on the basis of                 shares of our Class A common stock outstanding and                 shares of our Class B common stock outstanding. The percentage ownership of each individual or entity after the Transactions is computed on the basis of                 shares of our Class A common stock outstanding and                 shares of our Class B common stock outstanding. Unless otherwise indicated, the address of all listed stockholders is c/o Fluence Energy, Inc., 4601 Fairfax Drive, Suite 600, Arlington, Virginia 22203.
Each of the stockholders listed has sole voting and investment power with respect to the shares beneficially owned by the stockholder unless noted otherwise, subject to community property laws where applicable.

	Class A Common Stock Beneficially Owned(1)						Class B Common Stock Beneficially Owned						Combined Voting Power(2)
	After Giving Effect to the Transactions and Before this Offering		After Giving Effect to the Transactions and this Offering (No Exercise Option)		After Giving Effect to the Transactions and this Offering (With Full Exercise Option)		After Giving Effect to the Transactions and Before this Offering		After Giving Effect to the Transactions and this Offering (No Exercise Option)		After Giving Effect to the Transactions and this Offering (With Full Exercise Option)		After Giving Effect to the Transactions and this Offering (No Exercise Option)	After Giving Effect to the Transactions and this Offering (With Full Exercise Option)
Name of beneficial owner	Number	%	Number	%	Number	%	Number	%	Number	%	Number	%	%	%
5% Stockholders
AES Grid Stability
Siemens Industry
QIA
Named Executive Officers and Directors
Manuel Perez Dubuc
Stephen Coughlin
Andrés Gluski
Jean-Christoph Heyne
Stephen May
Axel Meier
Chris Shelton
Simon Smith
All directors and executive officers as a group ( persons)

*
Represents beneficial ownership of less than 1%.

(1)
Each common unit is redeemable from time to time at each holder’s option for, at our election (determined solely by our independent directors (within the meaning of the rules of the    ) who are disinterested), newly-issued shares of our Class A common stock on a one-for-one basis or a cash payment equal to a volume weighted average market price of one share of Class A common stock for each LLC Interest so redeemed, in each case, in accordance with the terms of the Fluence Energy LLC Agreement; provided that, at our election (determined solely by our independent directors (within the meaning of the rules of the ) who are disinterested), we may effect a direct exchange by Fluence Energy, Inc. of such Class A common stock or such cash, as applicable, for such LLC Interests. The Continuing Equity Owners may, subject to certain exceptions, exercise such redemption right for as long as their LLC Interests remain outstanding. See “Certain Relationships and Related Party Transactions—Fluence Energy LLC Agreement.” In these tables, beneficial ownership of LLC Interests has been reflected as beneficial ownership of shares of our Class A common stock for which such LLC Interests may be exchanged.

(2)
Represents the percentage of voting power of our Class A common stock and Class B common stock voting as a single class. Each share of Class A common stock entitles the registered holder to one vote per share and each share of Class B common stock entitles the registered holder thereof to votes per share on all matters presented to stockholders for a vote generally, including the election of directors. The Class A common stock and Class B common stock will vote as a single class on all matters except as required by law or our amended and restated certificate of incorporation.

DESCRIPTION OF CAPITAL STOCK
General
Prior to the consummation of this offering, we will file an amended and restated certificate of incorporation and we will adopt our amended and restated bylaws. Our amended and restated certificate of incorporation will authorize capital stock consisting of:
•
shares of Class A common stock, par value $0.01 per share;

•
shares of Class B common stock, par value $0.01 per share; and

•
shares of preferred stock, par value $0.01 per share.

We are selling     shares of Class A common stock in this offering (     shares if the underwriters exercise in full their option to purchase additional shares of our Class A common stock). All shares of our Class A common stock outstanding upon consummation of this offering will be fully paid and non-assessable. We are issuing     shares of Class B common stock to the Blocker Shareholders in connection with the Transactions, and are issuing     shares of Class B common stock to the Continuing Equity Owners in connection with the Transactions for nominal consideration.
The following summary describes the material provisions of our capital stock. We urge you to read our amended and restated certificate of incorporation and our amended and restated bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part.
Certain provisions of our amended and restated certificate of incorporation and our amended and restated bylaws summarized below may be deemed to have an anti-takeover effect and may delay or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares of common stock.
Common Stock
Class A Common Stock
Holders of shares of our Class A common stock are entitled to one vote for each share held of record on all matters submitted to a vote of stockholders.
Holders of shares of our Class A common stock are entitled to receive dividends when and if declared by our board of directors out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding preferred stock.
Upon our dissolution or liquidation, after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of shares of our Class A common stock will be entitled to receive pro rata our remaining assets available for distribution.
Holders of shares of our Class A common stock do not have preemptive, subscription, redemption or conversion rights. There will be no redemption or sinking fund provisions applicable to the Class A common stock.
Class B Common Stock
Each share of our Class B common stock entitles its holders to      votes per share on all matters presented to our stockholders generally.
Shares of Class B common stock will be issued in the future only to the extent necessary to maintain a one-to-one ratio between the number of LLC Interests held by the Continuing Equity Owners and the number of shares of Class B common stock issued to the Continuing Equity Owners. Shares of Class B common stock are transferable only together with an equal number of LLC Interests. Only permitted transferees of LLC Interests held by certain of the Continuing Equity Owners will be permitted transferees of Class B common stock. See “Certain Relationships and Related Party Transactions—Fluence Energy LLC Agreement.”

Holders of shares of our Class B common stock will vote together with holders of our Class A common stock as a single class on all matters presented to our stockholders for their vote or approval, except for certain amendments to our amended and restated certificate of incorporation described below or as otherwise required by applicable law or the amended and restated certificate of incorporation.
Holders of our Class B common stock do not have any right to receive dividends or to receive a distribution upon dissolution or liquidation. Additionally, holders of shares of our Class B common stock do not have preemptive, subscription, redemption or conversion rights. There will be no redemption or sinking fund provisions applicable to the Class B common stock. Any amendment of our amended and restated certificate of incorporation that gives holders of our Class B common stock (1) any rights to receive dividends or any other kind of distribution, (2) any right to convert into or be exchanged for Class A common stock or (3) any other economic rights will require, in addition to stockholder approval, the affirmative vote of holders of our Class A common stock voting separately as a class.
Upon the consummation of the Transactions, the Continuing Equity Owners will own, in the aggregate,      shares of our Class B common stock.
Preferred Stock
Upon the consummation of the Transactions and the effectiveness of our amended and restated certificate of incorporation that will become effective immediately prior to the consummation of the Transactions, the total of our authorized shares of preferred stock will be      shares. Upon the consummation of the Transactions, we will have no shares of preferred stock outstanding.
Under the terms of our amended and restated certificate of incorporation that will become effective immediately prior to the consummation of the Transactions, our board of directors is authorized to direct us to issue shares of preferred stock in one or more series without stockholder approval. Our board of directors has the discretion to determine the rights, preferences, privileges, and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges, and liquidation preferences, of each series of preferred stock.
The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings, and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a majority of our outstanding voting stock. Additionally, the issuance of preferred stock may adversely affect the holders of our Class A common stock by restricting dividends on the Class A common stock, diluting the voting power of the Class A common stock or subordinating the liquidation rights of the Class A common stock. As a result of these or other factors, the issuance of preferred stock could have an adverse impact on the market price of our Class A common stock.
Registration Rights
We intend to enter into a Registration Rights Agreement with certain of the Continuing Equity Owners in connection with this offering pursuant to which such parties will have specified rights to require us to register all or a portion of their shares under the Securities Act. See “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”
Forum Selection
Our amended and restated certificate of incorporation will provide (A) (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer, other employee or stockholder of the Company to the Company or the Company’s stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL, our amended and restated certificate of incorporation or our amended and restated bylaws (as either may be amended or restated) or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware or (iv) any action asserting a claim governed by the internal affairs doctrine of the law of the State of Delaware shall, to the fullest extent permitted by law, be exclusively brought in the Court of Chancery of the State of Delaware or, if such court does not have subject matter jurisdiction thereof, the federal district court of the State of Delaware; and (B) the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Notwithstanding the foregoing, the exclusive forum provision shall not apply to claims seeking to enforce any liability or duty created by the Exchange Act.
Dividends
Declaration and payment of any dividend will be subject to the discretion of our board of directors. The time and amount of dividends will be dependent upon our business prospects, results of operations, financial condition, cash requirements and availability, debt repayment obligations, capital expenditure needs, contractual restrictions, covenants in the agreements governing our future indebtedness, industry trends, the provisions of Delaware law affecting the payment of distributions to stockholders, and any other factors our board of directors may consider relevant. We currently intend to retain all available funds and any future earnings to fund the development and growth of our business, and therefore, do not anticipate declaring or paying any cash dividends on our Class A common stock in the foreseeable future. See “Dividend Policy” and “Risk Factors—Risks related to the offering and ownership of our Class A common stock—Because we have no current plans to pay regular cash dividends on our Class A common stock following this offering, you may not receive any return on investment unless you sell your Class A common stock for a price greater than that which you paid for it.”
Anti-Takeover Provisions
Our amended and restated certificate of incorporation and amended and restated bylaws, as they will be in effect immediately prior to the consummation of the Transactions, will contain provisions that may delay, defer or discourage another party from acquiring control of us. We expect that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they also give our board of directors the power to discourage acquisitions that some stockholders may favor.
Authorized but Unissued Shares
The authorized but unissued shares of our common stock and our preferred stock are available for future issuance without stockholder approval, subject to any limitations imposed by the                 rules. These additional shares may be used for a variety of corporate finance transactions, acquisitions and employee benefit plans and, as described under “Certain Relationships and Related Party Transactions —Fluence Energy LLC Agreement,” funding of redemptions of LLC Interests. The existence of authorized but unissued and unreserved common stock and preferred stock could make more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.
Special Meetings of Stockholders
Our amended and restated bylaws will provide that only the chairperson of our board of directors or a majority of our board of directors may call special meetings of our stockholders.
Limitation on Action by Written Consent
Our amended and restated certificate of incorporation and our amended and restated bylaws will provide that holders of our common stock will not be able to act by written consent without a meeting.
Advance Notice Requirements for Stockholder Proposals and Director Nominations
In addition, our amended and restated bylaws will establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders, including proposed nominations of candidates for election to our board of directors. In order for any matter to be “properly brought” before a meeting, a stockholder will have to comply with advance notice and duration of ownership requirements and provide us with certain information. Stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of our board of directors or by a qualified stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has delivered timely written notice in proper form to our secretary of the stockholder’s intention to bring such business before the meeting. These provisions could have the effect of delaying stockholder actions that are favored by the holders of a majority of our outstanding voting securities until the next stockholder meeting.
Amendment of Certificate of Incorporation or Bylaws
The Delaware General Corporation Law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or bylaws, unless a corporation’s certificate of incorporation or bylaws, as the case may be, requires a greater percentage. Our amended and restated certificate of incorporation and amended and restated bylaws will provide that the affirmative vote of holders of at least 66 2/3% of the voting power of all of the then-outstanding shares of capital stock, voting as a single class, will be required to amend certain provisions of our amended and restated certificate of incorporation, including provisions relating to amending our amended and restated bylaws, the size of our board, removal of directors, director liability, vacancies on our board, special meetings, stockholder notices, actions by written consent and exclusive forum
Section 203 of the DGCL
We will opt out of Section 203 of the DGCL. However, our amended and restated certificate of incorporation will contain provisions that are similar to Section 203. Specifically, our amended and restated certificate of incorporation will provide that, subject to certain exceptions, we will not be able to engage in a “business combination” with any “interested stockholder” for three years following the date that the person became an interested stockholder, unless the interested stockholder attained such status with the approval of our board of directors or unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger or consolidation involving us and the “interested stockholder” and the sale of more than 10% of our assets. In general, an “interested stockholder” is any entity or person beneficially owning 15% or more of our outstanding voting stock and any entity or person affiliated with or controlling or controlled by such entity or person.
Limitations on Liability and Indemnification of Officers and Directors
Our amended and restated certificate of incorporation and amended and restated bylaws provide indemnification for our directors and officers to the fullest extent permitted by the Delaware General Corporation Law. Prior to the consummation of the Transactions, we intend to enter into indemnification agreements with each of our directors and executive officers that may, in some cases, be broader than the specific indemnification provisions contained under Delaware law. In addition, as permitted by Delaware law, our amended and restated certificate of incorporation includes provisions that eliminate the personal liability of our directors for monetary damages resulting from breaches of certain fiduciary duties as a director. The effect of this provision is to restrict our rights and the rights of our stockholders in derivative suits to recover monetary damages against a director for breach of fiduciary duties as a director.
These provisions may be held not to be enforceable for violations of the federal securities laws of the United States.
Corporate Opportunity Doctrine
Delaware law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors or stockholders. Our amended and restated certificate of incorporation will, to the maximum extent permitted from time to time by Delaware law, renounce any interest or expectancy that we have in, or right to be offered an opportunity to participate in, specified business opportunities that are from time to time presented to any director or stockholder who is not employed by us or our subsidiaries. Our amended and restated certificate of incorporation will provide that, to the fullest extent permitted by law, any director or stockholder who is not employed by us or our affiliates will not have any duty to refrain from (1) engaging in a corporate opportunity in the same or similar lines of business in which we or our affiliates now engage or propose to engage or (2) otherwise competing with us or our affiliates. In addition, to the fullest extent permitted by law, if any director or stockholder who is not employed by us or our subsidiaries acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for itself or himself or its or his affiliates or for us or our affiliates, such person will have no duty to communicate or offer such transaction or business opportunity to us or any of our affiliates and they may take any such opportunity for themselves or offer it to another person or entity, unless such opportunity was expressly offered to them solely in their capacity as a director, executive officer or employee of us or our affiliates. To the fullest extent permitted by Delaware law, no potential transaction or business opportunity may be deemed to be a corporate opportunity of the corporation or its subsidiaries unless (1) we or our subsidiaries would be permitted to undertake such transaction or opportunity in accordance with the amended and restated certificate of incorporation, (2) we or our subsidiaries, at such time have sufficient financial resources to undertake such transaction or opportunity, (3) we have an interest or expectancy in such transaction or opportunity, and (4) such transaction or opportunity would be in the same or similar line of our or our subsidiaries’ business in which we or our subsidiaries are engaged or a line of business that is reasonably related to, or a reasonable extension of, such line of business. Our amended and restated certificate of incorporation will not renounce our interest in any business opportunity that is expressly offered to an employee director or employee in his or her capacity as a director or employee of Fluence Energy, Inc.
Dissenters’ Rights of Appraisal and Payment
Under the DGCL, with certain exceptions, our stockholders will have appraisal rights in connection with a merger or consolidation of Fluence Energy, Inc. Pursuant to the DGCL, stockholders who properly request and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.
Stockholders’ Derivative Actions
Under the DGCL, any of our stockholders may bring an action in our name to procure a judgment in our favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of our shares at the time of the transaction to which the action relates or such stockholder’s stock thereafter devolved by operation of law.
Transfer Agent and Registrar
The transfer agent and registrar for our Class A common stock is      .
Trading Symbol and Market
We intend to apply to list our Class A common stock on the      under the symbol “FLNC.”

SHARES ELIGIBLE FOR FUTURE SALE
Immediately prior to this offering, there was no public market for our Class A common stock. Future sales of substantial amounts of Class A common stock in the public market (including shares of Class A common stock issuable upon redemption or exchange of LLC Interests of certain of our Continuing Equity Owners), or the perception that such sales may occur, could adversely affect the market price of our Class A common stock. Although we intend to apply to have our Class A common stock listed on the     , we cannot assure you that there will be an active public market for our Class A common stock.
Upon the closing of this offering, we will have outstanding an aggregate of     shares of Class A common stock, assuming the issuance of     shares of Class A common stock offered by us in this offering and the issuance of     shares of Class A common stock to the Blocker Shareholders in the Transactions, and assuming the underwriters do not exercise their option to purchase additional shares of our Class A common stock. Of these shares, all shares sold in this offering (including shares issued pursuant to the underwriters’ option to purchase additional shares) will be freely tradable without restriction or further registration under the Securities Act, except for any shares purchased by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, whose sales would be subject to the Rule 144 resale restrictions described below, other than the holding period requirement.
The remaining     shares of Class A common stock will be “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under the Securities Act, including Rules 144 or 701 under the Securities Act, which are summarized below.
In addition, each common unit held by certain of our Continuing Equity Owners will be redeemable, at the election of such Continuing Equity Owner, for, at our election (determined solely by our independent directors (within the meaning of the rules of the     ) who are disinterested), newly-issued shares of our Class A common stock on a one-for-one basis or a cash payment equal to a volume weighted average market price of one share of Class A common stock for LLC Interest so redeemed, in each case, in accordance with the terms of the Fluence Energy LLC Agreement; provided that, at our election (determined solely by our independent directors (within the meaning of the rules of the     ) who are disinterested), we may effect a direct exchange by Fluence Energy, Inc. of such Class A common stock or such cash, as applicable, for such LLC Interests. The Continuing Equity Owners may, subject to certain exceptions, exercise such redemption right for as long as their LLC Interests remain outstanding. See “Certain Relationships and Related Party Transactions—Fluence Energy LLC Agreement.” Upon consummation of the Transactions, our Continuing Equity Owners will hold     LLC Interests, all of which will be exchangeable for shares of our Class A common stock. The shares of Class A common stock we issue upon such exchanges would be “restricted securities” as defined in Rule 144 unless we register such issuances. However, we will enter into a Registration Rights Agreement with certain of the Continuing Equity Owners that will require us, subject to customary conditions, to register under the Securities Act these shares of Class A common stock. See “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”
Lock-Up Agreements
We and our directors, officers, and the holders of substantially all of our outstanding shares and share options have agreed that, without the prior written consent of J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC on behalf of the underwriters, we and they will not, and will not publicly disclose an intention to, during the period beginning on the date of the lock-up agreement and ending at the close of business 180 days after the date of the final prospectus relating to the public offering (such period, the “restricted period”):
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offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any Class A common stock or any securities convertible into or exercisable or exchangeable for Class A common stock;

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file any registration statement with the Securities and Exchange Commission relating to the offering of any Class A common stock or any securities convertible into or exercisable or exchangeable for Class A common stock; or

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enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Class A common stock, whether any such transaction described above is to be settled by delivery of Class A common stock or such other securities, in cash or otherwise. In addition, we and each such person agrees that, without the prior written consent of J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC on behalf of the underwriters, we or such other person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any Class A common stock or any security convertible into or exercisable or exchangeable for Class A common stock.
Upon the expiration of the lock-up period, substantially all of the shares subject to such lock-up restrictions will become eligible for sale, subject to the limitations discussed above.
Rule 144
In general, under Rule 144 under the Securities Act as currently in effect, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.
A person (or persons whose shares are aggregated) who is deemed to be an affiliate of ours and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of the then-outstanding shares of our Class A common stock or the average weekly trading volume of our Class A common stock reported through Nasdaq during the four calendar weeks preceding the filing of notice of the sale. Such sales are also subject to certain manner of sale provisions, notice requirements, and the availability of current public information about us.
Rule 701
In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchases shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of the registration statement of which this prospectus forms a part is entitled to sell such shares 90 days after such effective date in reliance on Rule 144. Our affiliates can resell shares in reliance on Rule 144 without having to comply with the holding period requirement, and non-affiliates of the issuer can resell shares in reliance on Rule 144 without having to comply with the current public information and holding period requirements.
The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, along with the shares acquired upon exercise of such options, including exercises after an issuer becomes subject to the reporting requirements of the Exchange Act.
Equity Plans
We intend to file one or more registration statements on Form S-8 under the Securities Act to register the offer and sale of all shares of Class A common stock subject to outstanding stock options and Class A common stock issued or issuable under our 2021 Plan. As of the date of this prospectus, options to purchase       LLC Interests were outstanding and stock options covering a total of approximately       shares of our Class A common stock are intended to be granted to certain of our directors, executive officers and other employees in connection with this offering.

We expect to file the registration statement covering shares offered pursuant to our 2021 Plan shortly after the date of this prospectus, permitting the resale of such shares by nonaffiliates in the public market without restriction under the Securities Act and the sale by affiliates in the public market subject to compliance with the resale provisions of Rule 144.
Registration Rights
See “Certain Relationships and Related Party Transactions—Registration Rights Agreement.”

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES
TO NON-U.S. HOLDERS OF CLASS A COMMON STOCK
The following discussion is a summary of the material U.S. federal income tax consequences to Non-U.S. Holders (as defined below) of the purchase, ownership, and disposition of our Class A common stock issued pursuant to this offering, but does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local or non-U.S. tax laws are not discussed. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the U.S. Internal Revenue Service (the “IRS”), in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a Non-U.S. Holder of our Class A common stock. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the purchase, ownership, and disposition of our Class A common stock.
This discussion is limited to Non-U.S. Holders that hold our Class A common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a Non-U.S. Holder’s particular circumstances, including the alternative minimum tax and the impact of the Medicare contribution tax on net investment income. In addition, it does not address consequences relevant to Non-U.S. Holders subject to special rules, including, without limitation:
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U.S. expatriates and former citizens or long-term residents of the United States;

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persons holding our Class A common stock as part of a hedge, straddle or other risk reduction strategy or as part of a conversion transaction or other integrated investment;

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banks, insurance companies, and other financial institutions;

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brokers, dealers or traders in securities;

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“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;

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partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);

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tax-exempt organizations or governmental organizations;

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persons deemed to sell our Class A common stock under the constructive sale provisions of the Code;

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persons who hold or receive our Class A common stock pursuant to the exercise of any employee stock option or otherwise as compensation;

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tax-qualified retirement plans;

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“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds; and

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persons subject to special tax accounting rules as a result of any item of gross income with respect to the stock being taken into account in an applicable financial statement.

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds our Class A common stock, the tax treatment of an owner in such an entity will depend on the status of the owner, the activities of such entity, and certain determinations made at the owner level. Accordingly, entities or arrangements treated as partnerships for U.S. federal income tax purposes holding our Class A common stock and the owners in such entities should consult their tax advisors regarding the U.S. federal income tax consequences to them.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP, AND DISPOSITION OF OUR CLASS A COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.
Definition of a Non-U.S. Holder
For purposes of this discussion, a “Non-U.S. Holder” is any beneficial owner of our Class A common stock that is neither a “U.S. person” nor an entity or arrangement treated as a partnership for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:
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an individual who is a citizen or resident of the United States;

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a corporation created or organized under the laws of the United States, any state thereof or the District of Columbia;

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an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

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a trust that (1) is subject to the primary supervision of a U.S. court and the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code) or (2) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.

Distributions
As described in the section entitled “Dividend Policy,” we do not anticipate declaring or paying dividends to holders of our Class A common stock in the foreseeable future. However, if we do make distributions of cash or property on our Class A common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and first be applied against and reduce a Non-U.S. Holder’s adjusted tax basis in its Class A common stock, but not below zero. Any excess will be treated as capital gain and will be treated as described below under “—Sale or Other Taxable Disposition.”
Subject to the discussion below on effectively connected income, dividends paid to a Non-U.S. Holder of our Class A common stock will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty, provided the Non-U.S. Holder furnishes a valid IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) certifying qualification for the lower treaty rate). A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable income tax treaty.
If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such dividends are attributable), the Non-U.S. Holder will be exempt from the U.S. federal withholding tax described above. To claim the exemption, the Non-U.S. Holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States.
Any such effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the regular graduated rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected dividends, as adjusted for certain items. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Sale or Other Taxable Disposition
Subject to the discussion below under “—Information Reporting and Backup Withholding” and “—Additional Withholding Tax on Payments Made to Foreign Accounts,” a Non-U.S. Holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of our Class A common stock unless:
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the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such gain is attributable);

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the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or

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our Class A common stock constitutes a U.S. real property interest (“USRPI”) by reason of our status as a U.S. real property holding corporation (“USRPHC”) for U.S. federal income tax purposes.

Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular graduated rates. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items.
A holder described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on any gain realized upon the sale or other taxable disposition of our Class A common stock, which may be offset by certain U.S. source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the United States), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.
With respect to the third bullet point above, we believe we currently are not, and do not anticipate becoming, a USRPHC. Because the determination of whether we are a USRPHC depends, however, on the fair market value of our USRPIs relative to the fair market value of our non-U.S. real property interests and our other business assets, there can be no assurance we currently are not a USRPHC or will not become one in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition by a Non-U.S. Holder of our Class A common stock will not be subject to U.S. federal income tax if our Class A common stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market, and such Non-U.S. Holder owned, actually and constructively, 5% or less of our Class A common stock throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition or the Non-U.S. Holder’s holding period.
Non-U.S. Holders should consult their tax advisors regarding potentially applicable income tax treaties that may provide for different rules.
Information Reporting and Backup Withholding
Payments of dividends on our Class A common stock will not be subject to backup withholding, provided the applicable withholding agent does not have actual knowledge or reason to know the holder is a United States person and the holder either certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E or W-8ECI, or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any distributions on our Class A common stock paid to the Non-U.S. Holder, regardless of whether such distributions constitute dividends or whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of our Class A common stock within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting, if the applicable withholding agent receives the certification described above and does not have actual knowledge or reason to know that such holder is a United States person, or the holder otherwise establishes an exemption. Proceeds of a disposition of our Class A common stock conducted through a non-U.S. office of a non-U.S. broker generally will not be subject to backup withholding or information reporting.

Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides or is established.
Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.
Additional Withholding Tax on Payments Made to Foreign Accounts
Withholding taxes may be imposed under Sections 1471 to 1474 of the Code (such Sections commonly referred to as the Foreign Account Tax Compliance Act, or “FATCA”) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, or (subject to the proposed Treasury Regulations discussed below) gross proceeds from the sale or other disposition of, our Class A common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.
Under the applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on our Class A common stock. While withholding under FATCA would also have applied to payments of gross proceeds from the sale or other disposition of stock, proposed Treasury Regulations eliminate FATCA withholding on payments of gross proceeds entirely. Taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued.
Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our Class A common stock.

UNDERWRITING
Under the terms and subject to the conditions in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of shares indicated below:
Name	Number of Shares
J.P. Morgan Securities LLC
Morgan Stanley & Co. LLC.
Barclays Capital Inc.
BofA Securities, Inc.
Total
The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the Class A common stock subject to their acceptance of the Class A common stock from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the Class A common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the Class A common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.
The underwriters initially propose to offer part of the Class A common stock directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers. After the initial offering of the Class A common stock, the offering price and other selling terms may from time to time be varied by the representatives.
The Company has granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to       Class A common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the Class A common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional Class A common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of Class A common stock listed next to the names of all underwriters in the preceding table.
The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional     shares of Class A common stock.
Total
	Per Share	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions	$	$	$
Proceeds, before expenses, to us	$	$	$
The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $      million. We have agreed to reimburse the underwriters for expenses relating to clearance of this offering with the Financial Industry Regulatory Authority up to $      .
We intend to apply to list our Class A common stock on the       under the trading symbol “FLNC.”
The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of Class A common stock offered by them.

We and our directors, officers, and the holders of substantially all of our outstanding shares and share options have agreed that, without the prior written consent of J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC on behalf of the underwriters, we and they will not, and will not publicly disclose an intention to, during the period beginning on the date of the lock-up agreement and ending at the close of business 180 days after the date of the final prospectus relating to the public offering (such period, the “restricted period”):
•
offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any Class A common stock or any securities convertible into or exercisable or exchangeable for Class A common stock;

•
file any registration statement with the Securities and Exchange Commission relating to the offering of any Class A common stock or any securities convertible into or exercisable or exchangeable for Class A common stock; or

•
enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Class A common stock,

whether any such transaction described above is to be settled by delivery of Class A common stock or such other securities, in cash or otherwise. In addition, we and each such person agrees that, without the prior written consent of J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC on behalf of the underwriters, we or such other person will not, during the restricted period, make any demand for, or exercise any right with respect to, the registration of any Class A common stock or any security convertible into or exercisable or exchangeable for Class A common stock.
The restrictions described in the immediately preceding paragraphs do not apply to our directors, officers, and other securityholders with respect to:
(1)
transactions relating to Class A common stock or other securities acquired in open market transactions after the completion of the offering of the shares, provided that no filing under Section 16(a) of the Exchange Act is required or voluntarily made in connection with subsequent sales of the Class A common stock or other securities acquired in such open market transactions during the restricted period;

(2)
transfers of Class A common stock or any security convertible into Class A common stock (i) as a bona fide gift, (ii) to an immediate family member or to any trust for the direct or indirect benefit of the lock-up party or an immediate family member of the lock-up party, (iii) to any entity controlled or managed, or under common control or management by, the lock-up party or (iv) for bona fide estate planning purposes; provided, such transfer does not involve a disposition for value;

(3)
the transfer of Class A common stock or any security convertible into Class A common stock that occurs by operation of law pursuant to a qualified domestic order or in connection with a divorce settlement or other court order;

(4)
(i) the issuance of Class A common stock by us to the lock-up party upon the vesting, exercise or settlement of options, restricted share units, share value awards or other equity awards granted under a share incentive plan or other equity award plan, which plan is described herein, or the exercise of warrants outstanding and which are described herein (ii) the transfer or other disposition of Class A common stock or any securities convertible into Class A common stock to us upon a vesting or settlement event of our securities or upon the “net” or “cashless” exercise of options, restricted share units, share value awards, warrants or other equity awards to the extent permitted by the instruments representing such securities (including any transfer to us necessary to generate such amount of cash needed for the payment of taxes, including estimated taxes, due as a result of such vesting or exercise whether by means of a “net settlement” or otherwise), so long as such “cashless” or “net” exercise is effected solely by the surrender of outstanding options, restricted share units, share value awards, warrants or other equity awards (or underlying Class A common stock) to us, and our cancellation of all or a portion thereof to pay the exercise price and/or withholding tax obligations;

(5)
the reclassification and conversion of shares of our outstanding redeemable convertible preferred stock into Class A common stock prior to or in connection with the consummation of this offering, provided that, in each case, such shares remain subject to the terms of the lock-up agreement; provided that (i) such conversion or reclassification is disclosed herein and (ii) any such Class A common stock received upon such conversion or reclassification shall be subject to the terms of the lock-up agreement;

(6)
if the lock-up party is a corporation, partnership, limited liability company, trust or other business entity, any transfer or distribution of Class A common stock or any security convertible into or exercisable or exchangeable for Class A common stock to limited partners, members, managers, stockholders or holders of similar equity interests in the lock-up party or to another corporation, partnership, limited liability company, trust or other business entity that is an affiliate (as defined in Rule 405 as promulgated under the Securities Act of 1933, as amended) of the lock-up party or to any investment fund or other entity controlled or managed by the lock-up party or affiliates of the lock-up party;

(7)
transfers of Class A common stock pursuant to a bona fide third-party tender offer, merger, consolidation or other similar transaction after the completion of this offering that is approved by our board of directors and made to all holders of our share capital involving a change of control; provided that such plan does not provide for the transfer of Class A common stock during the restricted period; or

(8)
establishing trading plans pursuant to Rule 10b5-1 under the Exchange Act for the transfer of Class A common stock; provided that such plan does not provide for the transfer of Class A common stock during the restricted period and (ii) to the extent a public announcement or filing under the Exchange Act, if any, is required of or voluntarily made by or on behalf of us or the lock-up party regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer of Class A common stock may be made under such plan during the restricted period;

provided that:
in the case of any transfer or distribution pursuant to clauses (2), (3), (4)(i) and (6) above, each donee, distributee or transferee shall sign and deliver a lock-up agreement, in the case of any transfer or distribution pursuant to clauses (2) and (6) above, no filing under the Exchange Act reporting a reduction in beneficial ownership of Class A common stock would be required or be voluntarily made, and in the case of any transfer or distribution pursuant to clauses (3), (5) and (7) through (9) above, any filing required by the Exchange Act shall clearly indicate in the footnotes thereto that the such transfer or distribution is being made pursuant to the circumstances described in the applicable clause.
In our case, such restrictions shall not apply to:
the sale of shares to the underwriters;
the issuance by the Company of Class A common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing; or
facilitating the establishment of a trading plan on behalf of a stockholder, officer or director of the Company pursuant to Rule 10b5-1 under the Exchange Act for the transfer of Class A common stock, provided that (i) such plan does not provide for the transfer of Class A common stock during the restricted period and (ii) to the extent a public announcement or filing under the Exchange Act, if any, is required of or voluntarily made by or on behalf of the Company regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer of Class A common stock may be made under such plan during the restricted period.

J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC, in their sole discretion, may release the Class A common stock and other securities subject to the lock-up agreements described above in whole or in part at any time.
In order to facilitate the offering of the Class A common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Class A common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the Class A common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, Class A common stock in the open market to stabilize the price of the Class A common stock. These activities may raise or maintain the market price of the Class A common stock above independent market levels or prevent or retard a decline in the market price of the Class A common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.
The underwriters may offer and sell the Class A common stock through certain of their affiliates or other registered broker-dealers or selling agents.
We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.
A prospectus in electronic format may be made available on websites maintained by one or more underwriters participating in this offering. The representatives may agree to allocate a number of Class A common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.
Other Relationships
The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing, and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses. In particular, Morgan Stanley & Co. LLC acted as financial advisor in connection with QIA’s $125 million investment in us earlier this year, for which Morgan Stanley & Co. LLC received customary indemnity, fees and expenses.
In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.
Pricing of the Offering
Prior to this offering, there has been no public market for our Class A common stock. The initial public offering price was determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price were our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours.
Selling Restrictions
European Economic Area
In relation to each Member State of the European Economic Area, or each, a Relevant State, no securities have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the securities which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that offers of securities may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:
(a)
to any legal entity which is a qualified investor as defined under the Prospectus Regulation;

(b)
to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the representatives; or

(c)
in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of shares shall require us or any of our representatives to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.
For the purposes of this provision, the expression an “offer to the public” in relation to any shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase any shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129 (as amended).
United Kingdom
In relation to the United Kingdom, no shares have been offered or will be offered pursuant to this offering to the public in the United Kingdom prior to the publication of a prospectus in relation to the shares that either (i) has been approved by the Financial Conduct Authority, or (ii) is to be treated as if it had been approved by the Financial Conduct Authority in accordance with the transitional provision in Regulation 74 of the Prospectus (Amendment etc.) (EU Exit) Regulations 2019, except that offers of shares may be made to the public in the United Kingdom at any time under the following exemptions under the UK Prospectus Regulation:
(a)
to any legal entity which is a qualified investor as defined under Article 2 of the UK Prospectus Regulation;

(b)
to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the UK Prospectus Regulation), subject to obtaining the prior consent of representatives for any such offer; or

(c)
in any other circumstances falling within Section 86 of the Financial Services and Markets Act 2000 (the “FSMA”),

provided that no such offer of the shares shall require the Issuer or any representative to publish a prospectus pursuant to Section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation.
For the purposes of this provision, the expression an “offer to the public” in relation to the shares in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.
In addition, this prospectus is only being distributed to, and is only directed at, and any investment or investment activity to which this prospectus relates is available only to, and will be engaged in only with, persons who are outside the United Kingdom or persons in the United Kingdom (i) having professional experience in matters relating to investments who fall within the definition of “investment professionals” in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”); or (ii) who are high net worth entities falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). Persons who are not relevant persons should not take any action on the basis of this prospectus and should not act or rely on it.
Switzerland
This prospectus is not intended to constitute an offer or solicitation to purchase or invest in the Class A common stock. The Class A common stock may not be publicly offered, directly or indirectly, in Switzerland within the meaning of the Swiss Financial Services Act (“FinSA”), and no application has or will be made to admit the Class A common stock to trading on any trading venue (exchange or multilateral trading facility) in Switzerland. Neither this prospectus nor any other offering or marketing material relating to the Class A common stock constitutes a prospectus pursuant to the FinSA, and neither this prospectus nor any other offering or marketing material relating to the Class A common stock may be publicly distributed or otherwise made publicly available in Switzerland.
Canada
The Class A common stock may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the Class A common stock must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.
Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.
Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.
Cayman Islands
This prospectus does not constitute a public offer of the Class A common stock, whether by way of sale or subscription, in the Cayman Islands.
Hong Kong
Our Class A common stock may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to our Class A common stock may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to our Class A common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder.
Singapore
This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of our Class A common stock may not be circulated or distributed, nor may the our Class A common stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”) (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.
Where our Class A common stock are subscribed or purchased under Section 275 by a relevant person which is: (i) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (ii) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired our Class A common stock under Section 275 except: (i) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (ii) where no consideration is given for the transfer; (iii) where the transfer is by operation of law; (iv) as specified in Section 276(7) of the SFA; or (v) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.
Solely for the purposes of its obligations pursuant to Section 309B of the SFA, we have determined, and hereby notify all relevant persons (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018 of Singapore (the “CMP Regulations 2018”)), that the Class A common stock are “prescribed capital markets products” (as defined in the CMP Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).
Dubai International Financial Centre
This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (the “DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The Class A common stock to which this prospectus relates may be illiquid or subject to restrictions on its resale. Prospective purchasers of the Class A common stock offered should conduct their own due diligence on the Class A common stock. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.
Japan
No registration pursuant to Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) (the “FIEL”) has been made or will be made with respect to the solicitation of the application for the acquisition of the Class A common stock.
Accordingly, the Class A common stock have not been, directly or indirectly, offered or sold and will not be, directly or indirectly, offered or sold in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to others for re-offering or re-sale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan except pursuant to an exemption from the registration requirements, and otherwise in compliance with, the FIEL and the other applicable laws and regulations of Japan.
For Qualified Institutional Investors (“QII”)
Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the Class A common stock constitutes either a “QII only private placement” or a “QII only secondary distribution” (each as described in Paragraph 1, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the Class A common stock. The Class A common stock may only be transferred to QIIs.
For Non-QII Investors
Please note that the solicitation for newly-issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the Class A common stock constitutes either a “small number private placement” or a “small number private secondary distribution” (each as is described in Paragraph 4, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the Class A common stock. The Class A common stock may only be transferred en bloc without subdivision to a single investor.
Australia
No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission, in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.
Any offer in Australia of the Class A common stock may only be made to persons (the “Exempt Investors”) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the Class A common stock without disclosure to investors under Chapter 6D of the Corporations Act.
The Class A common stock applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring Class A common stock must observe such Australian on-sale restrictions.
This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives, and circumstances, and, if necessary, seek expert advice on those matters.

LEGAL MATTERS
The validity of the shares of Class A common stock offered hereby will be passed upon for us by Latham & Watkins LLP, New York, New York. Weil, Gotshal & Manges LLP, has acted as counsel for the underwriters in connection with certain legal matters related to this offering.
EXPERTS
The consolidated financial statements of Fluence Energy, LLC at September, 2020 and 2019, and for each of the two years in the period ended September, 2020, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION
We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act with respect to the shares of Class A common stock offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed with the registration statement. For further information about us and the Class A common stock offered hereby, we refer you to the registration statement and the exhibits filed with the registration statement. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement.
Upon the closing of this offering, we will be required to file periodic reports, proxy statements, and other information with the SEC pursuant to the Exchange Act. The SEC also maintains an internet website that contains reports, proxy statements and other information about registrants, like us, that file electronically with the SEC. The address of that site is www.sec.gov. We also maintain a website at https:// fluenceenergy.com, through which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on our website is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
Fluence Energy, LLC and consolidated subsidiaries

Report of Independent Registered Public Accounting Firm
To the Members and the Board of Directors of Fluence Energy, LLC
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Fluence Energy, LLC (“the Company”) as of September 30, 2020 and 2019, the related consolidated statements of operations and comprehensive loss, members’ deficit and cash flows for the years then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at September 30, 2020 and 2019, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ Ernst & Young LLP
We have served as the Company’s auditor since 2018.
Tysons, VA
June 24, 2021

Fluence Energy, LLC
Consolidated Balance Sheets
(U.S. Dollars in Thousands, except per unit amounts)
	As of September 30,
	2020	2019
Assets
Current assets:
Cash and cash equivalents	$93,815	$84,113
Trade receivables	32,097	6,948
Unbilled receivables	100,037	9,704
Receivables from related parties	52,452	6,672
Advances to suppliers	2,876	4,036
Inventory, net	37,310	10,684
Other current assets	8,886	26,138
Total current assets	327,473	148,295
Non-current assets:
Property and equipment, net	5,170	3,953
Intangible assets, net	26,298	28,753
Goodwill	4,731	4,698
Deferred income tax asset	—	1,616
Other non-current assets	353	1,489
Total non-current assets	36,552	40,509
Total assets	$364,025	$188,804
Liabilities and members’ (deficit) equity
Current liabilities:
Accounts payable	$78,132	$15,045
Deferred revenue	123,841	52,980
Personnel related liabilities	8,534	4,966
Accruals and provisions	137,696	17,802
Payables and deferred revenue with related parties	22,464	63,612
Taxes payable	5,937	5,175
Other current liabilities	1,636	1,135
Total current liabilities	378,240	160,715
Non-current liabilities:
Personnel related liabilities	1,829	1,619
Accruals and provisions	257	85
Deferred income tax liability	163	−
Other non-current liabilities	761	880
Total non-current liabilities	3,010	2,584
Total liabilities	381,250	163,299
Commitments and Contingencies (Note 12)
Members’ (deficit) equity:
Capital contributions (7,920,000 units issued and outstanding as of September 30, 2020 and 2019)	99,872	97,372
Accumulated other comprehensive income (loss)	201	(1,279)
Deficit	(117,298)	(70,588)
Total members’ (deficit) equity	(17,225)	25,505
Total liabilities and members’ (deficit) equity	$364,025	$188,804
The accompanying notes are an integral part of these statements

Fluence Energy, LLC
Consolidated Statements of Operations and Comprehensive Loss
(U.S. Dollars in Thousands, except unit and per unit data)
	Fiscal Year Ended September 30,
	2020	2019
Revenue	$401,676	$44,982
Revenue from related parties	159,647	47,169
Total Revenue	561,323	92,151
Cost of goods and services	553,400	100,068
Gross profit (loss)	7,923	(7,917)
Operating expenses:
Research and development	11,535	9,871
Sales and marketing	16,239	14,963
General and administrative	17,940	13,950
Depreciation and amortization	3,018	2,891
Other income, net	520	1,833
Loss before income taxes	(40,289)	(47,759)
Income tax expense (benefit)	6,421	(778)
Net loss	$(46,710)	$(46,981)
Loss Per Unit
Basic and Diluted	$(5.90)	$(5.93)
Weighted Average Number of Units
Basic and Diluted	7,920,000	7,920,000
Foreign currency translation gain (loss), net of income tax expense of $0 in each period	1,270	(691)
Actuarial gains/(losses) on pension liabilities, net of income tax expense of $0 in each period	210	(263)
Total other comprehensive income (loss)	1,480	(954)
Total comprehensive loss	$(45,230)	$(47,935)
The accompanying notes are an integral part of these statements

Fluence Energy, LLC
Consolidated Statements of Changes in Members’ (Deficit) Equity
(U.S. Dollars in Thousands except Member Units)
	Limited Members’ Capital		Accumulated Other Comprehensive Income (Loss)	Total Members’
	Units	Amount		(Deficit)	(Deficit) Equity
Balance October 1, 2018	7,920,000	$87,372	$(325)	$(23,607)	$63,440
Capital contribution	—	10,000	—	—	10,000
Net loss	—	—	—	(46,981)	(46,981)
Other comprehensive loss, net of income tax benefit of $0	—	—	(954)	—	(954)
Balance September 30, 2019	7,920,000	97,372	(1,279)	(70,588)	25,505
Capital contribution	—	2,500	—	—	2,500
Net loss	—	—	—	(46,710)	(46,710)
Other comprehensive income, net of income tax benefit of $0	—	—	1,480	—	1,480
Balance September 30, 2020	7,920,000	$99,872	$201	$(117,298)	$(17,225)
The accompanying notes are an integral part of these statements

Fluence Energy, LLC
Consolidated Statements of Cash Flows
(U.S. Dollars in Thousands)
	Fiscal Year Ended September 30,
	2020	2019
Operating activities
Net loss	$(46,710)	$(46,981)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation and amortization	3,018	2,891
Deferred income taxes	1,900	(843)
Changes in operating assets and liabilities:
Trade receivables	(25,149)	(3,450)
Unbilled receivables	(90,333)	(4,634)
Receivables from related parties	(45,781)	(2,940)
Advances to suppliers	1,160	1,272
Inventory, net	(26,626)	(9,839)
Other current assets	(4,420)	(2,102)
Other non-current assets	2,468	(1,484)
Accounts payable	63,086	12,433
Payables and deferred revenue with related parties	(41,147)	24,543
Deferred revenue	70,861	40,909
Current accruals and provisions	119,894	10,295
Taxes payable	762	2,676
Other current liabilities	4,069	2,915
Other non-current liabilities	(1,068)	2,021
Net cash (used in) provided by operating activities	(14,016)	27,682
Investing activities
Proceeds from (purchases of) short-term investments	20,000	(20,000)
Purchase of property and equipment	(1,780)	(2,736)
Net cash provided by (used in) investing activities	18,220	(22,736)
Financing activities
Capital contribution from Members	2,500	10,000
Borrowing from line of credit	14,500	—
Repayment to line of credit	(14,500)	—
Net cash provided by financing activities	2,500	10,000
Effect of exchange rate changes on cash and cash equivalents	1,327	(815)
Net increase in cash and cash equivalents	8,031	14,131
Cash, cash equivalents, and restricted cash as of the beginning of the period	87,020	72,889
Cash, cash equivalents, and restricted cash as of the end of the period	$95,051	$87,020
Supplemental disclosure of cash flow information
Cash paid for income taxes	$2,197	$851
The accompanying notes are an integral part of these statements

FLUENCE ENERGY, LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2020 and 2019
1.
Organization and Operations

Fluence Energy, LLC (‘‘Fluence’’), a Delaware limited liability company, was formed on June 30, 2017, and commenced operations on January 1, 2018 (the ‘‘Effective Date’’). Fluence, with its wholly owned subsidiaries including Fluence Energy GmbH in Germany, Fluence Energy Pty Ltd. in Australia, and Fluence Energy Inc. in the Philippines. is primarily engaged in the construction and sale of battery-based energy storage systems and provides related operational services. As of September 30, 2020, AES Grid Stability LLC (‘‘AES’’) and Siemens Industry, Inc. (‘‘Siemens’’) (together, ‘‘Members’’) each holds 3,960,000 units, or 50% of the limited liability interest, of the Company. Except where the content clearly indicates otherwise, “Fluence,” “we,” “us,” “our” or the “Company” refers to Fluence Energy, LLC and its wholly owned subsidiaries.
The Company’s chief operating decision maker (‘‘CODM’’) is its Chief Executive Officer. The Company’s CODM reviews financial information on a consolidated basis for purposes of making operating decisions, allocating resources, and evaluating financial performance. As such, the Company has determined that it operates in one operating segment, which corresponds to one reportable segment.
The Company’s fiscal year begins on October 1 and ends on September 30. Consequently, fiscal year 2019 (‘‘FY 2019’’) ended on September 30, 2019 and fiscal year 2020 (‘‘FY 2020’’) ended on September 30, 2020.
2.
Summary of Significant Accounting Policies and Estimates

Principles of Accounting and Consolidation
The accompanying consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles (‘‘U.S. GAAP’’) and under the rules of the Securities and Exchange Commission (the ‘‘SEC’’). The accompanying consolidated financial statements include the accounts of Fluence and its subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.
Emerging Growth Company Status
The Company is an emerging growth company, as defined in the Jumpstart Our Business Startups Act of 2012 (the ‘‘JOBS Act’’), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. The JOBS Act also provides that emerging growth companies can elect to adopt new or revised accounting standards issued subsequent to the enactment of the JOBS Act under private company effective dates.
The Company has elected to use this extended transition period to adopt new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that it is (i) no longer an emerging growth company or (ii) affirmatively and irrevocably opts out of the extended transition period provided in the JOBS Act. As a result, the consolidated financial statements may not be comparable to companies that comply with the new or revised accounting pronouncements as of public company effective dates.
Use of Estimates
The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the accompanying consolidated financial statements and accompanying notes. Actual results could differ materially from those estimates. Items subject to such estimates and assumptions include: the carrying amount and estimated useful lives of long-lived assets; impairment of goodwill and long-lived assets; valuation allowances for inventories; deferred tax assets; revenue recognized under the percentage-of-completion method; accrued bonuses; and various project related provisions including but not limited to estimated losses, warranty obligations, and liquidated damages.
Cash, Cash Equivalents, and Restricted Cash
Cash and cash equivalents include cash on-hand and highly liquid investments readily convertible to cash, with an original maturity of 90 days or less when purchased.
Cash restricted for use as a result of financing or other obligations is classified separately as restricted cash in other current assets.
The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the Company’s consolidated balance sheets and sums to the total of such amounts shown on the consolidated statements of cash flows (in thousands):
	As of September 30,
	2020	2019
Cash and cash equivalents	$93,815	$84,113
Restricted cash included in other current assets	1,236	2,907
Total cash, cash equivalents and restricted cash shown in the statements of cash flows	$95,051	$87,020
Restricted cash included in other current assets on the consolidated balance sheets as of September 30, 2020 consists of $915 thousand collateral for credit card program (2019: $904 thousand) and $321 thousand of collateral for outstanding bank guarantee (2019: $2,003 thousand).
Trade Receivables
Trade receivables represent actual billings that are generally due within 30 days from the invoice date, and do not bear interest. Receivables are carried at amortized cost. The Company periodically assesses collectability of accounts receivable and records an allowance for doubtful accounts for the estimated uncollectable amount when deemed appropriate. As of September 30, 2020 and 2019, no allowance for doubtful accounts was recognized.
Advances to Suppliers
Advances are given to suppliers based on the contract terms of respective agreements and are presented on a separate line on the consolidated balance sheets. These advances are recovered through the receipt of goods and services mainly used in the production of battery-based energy storage systems.
Foreign Currency Transactions
An entity’s functional currency is the currency of the primary economic environment in which the entity operates and is generally the currency in which the entity generates and expends cash. The reporting currency of the Company is the U.S. dollar. Monetary and non-monetary assets and liabilities denominated in foreign currencies are remeasured into U.S. dollars using the year-end exchange rates, while revenues and expenses denominated in foreign currencies are remeasured at weighted average exchange rates prevailing during the year. Resultant foreign currency exchange adjustments for monetary assets and liabilities are recorded in earnings on the accompanying consolidated statements of operations and comprehensive loss. Adjustments arising from the translation of the balance sheets of subsidiaries that have a functional currency other than the U.S. dollar are recorded as a component of members’ (deficit) equity in accumulated other comprehensive income (loss).

Revenue and Cost Recognition
The Company commenced operations on January 1, 2018 and immediately adopted Accounting Standards Updated (‘‘ASU’’) 2014-09, Revenue from Contracts with Customers and all related amendments (collectively known as Accounting Standards Codification 606, or ‘‘ASC 606’’). The Company’s revenue recognition policy included herein is based on the application of ASC 606. As of September 30, 2020, the Company’s revenue was generated primarily from sale of battery-based energy storage systems and providing operational service related to storage systems.
Revenue from Sale of Battery-Based Energy Storage Systems:   Fluence enters into contracts with utility companies, developers, and commercial and industrial customers to design and build battery-based energy storage systems. Each storage system is customized depending on the customer’s energy needs. Customer payments are due upon meeting certain milestones that are consistent with contract-specific phases of a project. The Company determines the transaction price based on the consideration expected to be received which includes estimates of liquidated damages or other variable consideration that are included in the transaction price in accordance with ASC 606. The transaction price identified is allocated to each distinct performance obligation to deliver a good or service based on the relative standalone selling prices. Generally, the Company’s contracts to design and build battery-based storage systems are determined to have one performance obligation. The Company believes that the prices negotiated with each individual customer are representative of the stand-alone selling price of the product.
The Company recognizes revenue over time as a result of the continuous transfer of control of our product to the customer. This continuous transfer of control to the customer is supported by clauses in the contracts that provide enforceable rights to payment of the transaction price associated with work performed to date for products that do not have an alternative use to the Company and/or the project is built on customer’s land that is under the customer’s control.
Revenue for these performance obligations is recognized using the percentage of completion method based on cost incurred as a percentage of total estimated contract costs. Contract costs include all direct material and labor costs related to contract performance. Pre-contract costs with no future benefit are expensed in the period in which they are incurred. Since the revenue recognition of these contracts depends on estimates, which are assessed continually during the term of the contract, recognized revenues and profit are subject to revisions as the contract progresses to completion. The cumulative effects of revisions of estimated total contract costs and revenues, together with any contract reserves which may be deemed appropriate, are recorded in the period in which the facts and changes in circumstance become known. Due to the uncertainties inherent in the estimation process, it is reasonably possible that these estimates will be revised in a different period. When a loss is forecasted for a contract, the full amount of the anticipated loss is recognized in the period in which it is determined that a loss will occur. Refer to Loss Contracts below for further discussion.
Revenue from Services:   Fluence also enters into long-term service agreements with customers to provide operational services related to battery-based energy storage systems. The services include maintenance, monitoring, and other minor services. The Company accounts for the services as a single performance obligation as the services are substantially the same and have the same pattern of transfer to the customers. Straight-line revenue recognition method is applied for these types of services. The Company believes using a time-based method to measure progress is appropriate as the performance obligations are satisfied evenly over time based on the fact that customers receive the services evenly and cost pattern does not change significantly over the service period. Revenue is recognized by dividing the total contract revenue over the service period.
Some of the agreements also provide capacity guarantees which stand for a commitment to perform certain augmentation activities to maintain the level of battery capacity specified in the agreement. Augmentation activities would typically be represented by installation of additional batteries, and other components as needed, to compensate for partially lost capacity due to degradation of batteries over time. These services are treated as service-type warranties and are accounted for as separate performance obligations from other services discussed above. Performance obligations of the services are satisfied over time. The percentage of completion revenue recognition method is applied for service type warranties as the cost pattern is expected to change significantly with little to no operating costs incurred in the earlier years and larger costs incurred in later years when augmentation is required to restore the required capacity, for example, adding more batteries or changing some existing modules with declined capacity.
For both systems and service contracts where there are multiple performance obligations in a single contract, the Company allocates the consideration to the various obligations in the contract based on the relative standalone selling price method. Standalone selling prices are estimated based on estimated costs plus margin or using market data for comparable products when estimated costs are not imputable.
Revenue is recorded net of any taxes assessed on and collected from customers, which are remitted to the governmental authorities.
Cost of Goods and Services:   Cost of goods and services are recognized when services are performed, or control of goods are transferred to the customers, which is generally based upon International Commercial Terms (commonly referred to as ‘‘incoterms’’) stated in corresponding supply agreements or purchase orders.
Unbilled Receivables:   Unbilled receivables represent the excess of revenues recognized over billings to date on certain contracts.
Deferred Revenue:   Deferred revenue represents the excess billings to date over the amount of revenue recognized to date. Contract advances represent amounts received by the Company upon signing of the related contracts with customers. The advances are offset proportionately against progress billings. Any outstanding portion is included in deferred revenue on the accompanying consolidated balance sheets.
Loss Contracts:   A contact becomes a loss contract when its estimated total costs are expected to exceed its total revenue. The Company accrues the full loss expected in the period a loss contract is identified which is recorded in current liabilities—accruals and provisions and cost of goods and services on the Company’s consolidated balance sheets and consolidated statements of operations and comprehensive loss, respectively.
Warranty Costs:  The Company provides a limited warranty related to the successful operation of battery-based energy storage solutions, apart from the service type warranties described above and are normally provided for a limited period of time from one to three years after the commercial operation date. The warranties are considered assurance-type warranties which provide a guarantee of quality of the products. The Company accrues for expected warranty costs based on historical activity and expectations of future costs at the time of commercial operation date. Periodically, the Company evaluates and adjusts warranty costs to the extent that actual warranty costs materially differ from the original estimates. Extended warranties that customers purchase separately from the related products and services are accounted for as separate performance obligations. Both warranty fees and associated costs are accounted for after the commercial operation date of the related battery system. Warranty costs accrued are included in current liabilities—accruals and provisions and cost of goods and services on the consolidated balance sheets consolidated statements of operations and comprehensive loss, respectively.
Inventory, Net
Inventory consists of batteries and equipment, cases, inverters, and spare parts which are used in ongoing battery storage projects for sale. Inventory is stated at the lower of cost or net realizable value with cost being determined by the specific identification method. The Company periodically reviews its inventory for potential obsolescence and write down of its inventory, as appropriate, to net realizable value based on its assessment of market conditions.
Impairment of Long-Lived Assets
The Company evaluates the recoverability of its property and equipment, and intangible assets whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. The assets are considered impaired when their fair value is less than their carrying value. Impairment charges are calculated as the difference between the discounted expected future cash flows, or other accepted valuation techniques to determine fair value and the assets’ carrying amount at the date of the triggering event.

Intangible Assets
Intangible assets are stated at their historical cost and amortized on a straight-line basis over their expected useful lives.
Accruals and Provisions
Expenses are recognized on an accrual basis. Provisions are recognized when it is probable that a liability has been incurred and the amount of liability could be reasonably estimated.
Operating Expenses
Operating expenses include research and development, sales and marketing, general and administrative expenses, and depreciation and amortization.
Research and development expenses represent personnel costs of the technology team, and costs of materials and services procured for research and development projects.
Sales and marketing expenses represent personnel costs of the sales team and all marketing expenses.
General and administrative expenses represent personnel costs, rent, IT expenses insurance, and external providers for payroll, accounting, consulting and others.
Depreciation and amortization are expenses associated with property and equipment and contributed intangible assets, consisting of intellectual property rights.
Income Taxes
The Company is treated as a partnership for U.S. federal income tax purposes. As such, the members are individually liable for their own distributable share of taxable income or loss. No provision has been made in the accompanying consolidated financial statements for U.S. federal, state or local income taxes.
Foreign subsidiaries of the Company account for income taxes and the related accounts in accordance with ASC 740, Income Taxes. Under ASC 740, deferred tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.
The Company recognizes the tax benefits from uncertain tax positions if it is more likely than not that the position will be sustained on examination by the taxing authorities. The Company recognizes interest and penalties related to unrecognized tax benefits as a component of income tax expense. As of September 30, 2020 and 2019, the Company has not recognized tax benefits relating to uncertain tax positions.
The preparation of income tax returns requires the use of management’s estimates and interpretations which may be subjected to review by the respective taxing authorities and may result in an assessment of additional taxes, penalties and interest. The period from January 1, 2018 until September 30, 2020 remains subject to examination by foreign, federal and state taxing authorities.
Fair Value Measurements
The fair value of the Company’s financial assets and liabilities reflects management’s estimate of amounts that the Company would have received in connection with the sale of the assets or paid in connection with the transfer of the liabilities in an orderly transaction between market participants at the measurement date. In connection with measuring the fair value of its assets and liabilities, the Company seeks to maximize the use of observable inputs and to minimize the use of unobservable inputs. The following fair value hierarchy, defined by ASC 820, Fair Value Measurements, is used to classify assets and liabilities based on the observable inputs and unobservable inputs used to value the assets and liabilities:
Level 1—Quoted prices are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2—Pricing inputs are other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the reporting date. Level 2 inputs include those financial instruments that are valued using models or other valuation methodologies. These models are primarily industry-standard models that consider various assumptions, including quoted prices, time value, volatility factors, and current market and contractual prices for the underlying instruments, as well as other relevant economic measures. Substantially all of these assumptions are observable in the marketplace throughout the full term of the instrument, can be derived from observable data or are supported by observable levels at which transactions are executed in the marketplace.
Level 3—Pricing inputs include significant inputs that are generally less observable from objective sources. These inputs may be used with internally developed methodologies that result in management’s best estimate of fair value from the perspective of a market participant. The Company does not have any recurring Level 3 fair value measurements.
The Company’s cash equivalents include term deposits with original maturity of less than three months and are recorded at amortized cost. Fair value of cash equivalents approximates the carrying amount using Level 2 inputs. The carrying amounts of trade receivables, accounts payable and short-term debt obligations approximate fair values due to their short maturities using Level 2 inputs.
Earnings per Unit (EPU)
The Company calculates basic earnings per common LLC member unit by dividing net loss, by the average number of common LLC member unit outstanding during the period. Diluted earnings per unit is calculated in a similar manner after consideration of the potential dilutive effect of common LLC member unit equivalents on the average number of common LLC member units outstanding during the period. Dilution is not considered when a net loss is reported. Common LLC member unit equivalents that have an antidilutive effect are excluded from the computation of diluted earnings per common LLC member unit. As of September 30, 2020 and 2019, the Company had no outstanding common LLC member unit equivalents.
Unit Split
In December 2020, the Company approved an amendment to their Limited Liability Company Agreement to effect a 1:1,320 unit split of the Company’s common LLC member units, which was effected on December 29, 2020. The par value of the common unit was not adjusted as a result of the unit split. All common LLC member units and per unit data have been retrospectively revised to reflect the unit split.
Recent Accounting Pronouncements
In February 2016, the Financial Accounting Standards Board (the ‘‘FASB’’) issued ASU 2016-02, Leases (Topic 842), which supersedes existing guidance on accounting for leases in ASC 840, Leases. This standard requires all leases to be recognized on the consolidated balance sheet. ASU 2016-02 was effective for public companies for fiscal year beginning after December 15, 2018. As an emerging growth company, Fluence is permitted to defer adoption until the non-public company adoption date, i.e. annual periods starting after December 15, 2021. Early application is permitted for all entities. The FASB has issued several amendments to ASU 2016-02, including ASU 2018-11, Leases (Topic 842): Targeted Improvements that introduced an additional transition method permitting an entity to initially apply the new lease standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. ASU 2016-02 includes optional practical expedients intended to reduce the cost and complexity to implement the new lease standard, such as an option to maintain the current lease classification for all existing lease arrangements and the option to use hindsight in evaluating lessee options to extend or terminate a lease. The Company’s existing lease population is mainly comprised of operating leases for office space. It plans to utilize the available practical expedients to record the impact of adoption prospectively, maintain the current lease classification for all existing leasing arrangements, and use hindsight in determining the lease term. The Company is currently evaluating the impact of adoption on its consolidated financial statements.
In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. This guidance removes certain exceptions related to the approach for intraperiod tax allocations, the methodology for calculating income taxes in an interim period, and the recognition of deferred tax liabilities for outside basis differences. The guidance also clarifies and simplifies other areas of ASC 740. ASU 2019-12 is effective for the Company on October 1, 2022. Certain amendments must be applied on a prospective basis, certain amendments must be applied on a retrospective basis, and certain amendments must be applied on a modified retrospective basis through a cumulative-effect adjustment to retained earnings/(deficit) in the period of adoption. The Company is evaluating the impact of this guidance as well as timing of adoption.
In February 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326). This standard updates the impairment model for financial assets measured at amortized cost, known as the Current Expected Credit Loss (“CECL”) model. For trade and other receivables, held-to-maturity debt securities, loans and other instruments, entities will be required to use a new forward-looking expected loss model that generally will result in the earlier recognition of allowance for losses. ASU 2016-13 was effective for public companies for annual periods starting after December 15, 2019. As an EGC, Fluence is permitted to defer adoption until the non-public company adoption date, i.e. annual periods starting after December 15, 2022. Early adoption is permitted. There are various transition methods available upon adoption. The Company is currently evaluating the impact of adoption on its consolidated financial statements.
In August 2018, the FASB issued ASU 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement, which amends ASC 820 to add, remove, and modify fair value measurement disclosure requirements. New disclosures required for public companies under ASU 2018-13 include Level 3 changes in unrealized gains or losses and Level 3 range and weighted average used to develop significant unobservable inputs. ASU 2018-13 is effective for the Company beginning October 1, 2020, it is not expected that the adoption of this standard will have material effect on the Company’s consolidated financial statements.
In March 2020, the FASB issued ASU No. 2020-04, Facilitation of the Effects of Reference Rate Reform on Financial Reporting (Topic 848). The ASU provides optional expedients and exceptions for applying GAAP to transactions affected by reference rate (e.g., the London Inter-Bank Offer Rate) reform if certain criteria are met, for a limited period of time to ease the potential burden in accounting for (or recognizing the effects of) reference rate reform on financial reporting. The ASU is effective as of March 12, 2020 through December 31, 2022. The Company will evaluate transactions or contract modifications occurring as a result of reference rate reform and determine whether to apply the optional guidance on an ongoing basis. The ASU is currently not expected to have a material impact on our consolidated financial statements.
3.
Revenue from Contracts with Customers

Disaggregation of revenue
The following table presents the Company’s revenues disaggregated by contract type (in thousands):
	Fiscal Year Ended September 30,
	2020	2019
Revenue from sale of battery-based energy storage systems	$556,681	$88,830
Revenue from services	3,773	2,326
Other	869	995
	$561,323	$92,151

The following table presents the Company’s revenue disaggregated by geographical region. Revenues are attributed to countries based on location of customers (in thousands):
	Fiscal Year Ended September 30,
	2020	2019
United States of America	$318,920	$41,739
Philippines	191,530	663
United Kingdom	4,489	26,897
Chile	12,103	237
Ireland	8,246	360
Switzerland	9,967	75
Other	16,068	22,180
	$561,323	$92,151
.
Deferred revenue
Deferred revenue represents the excess billings over the amount of revenue recognized to date. Deferred revenue from related parties is included in payables and deferred revenue with related parties on the Company’s consolidated balance sheets. The following table provides information about deferred revenue from contracts with customers (in thousands):
	As of September 30
	2020	2019
Deferred revenue beginning of period	$52,980	$12,071
Additions	120,852	51,129
Revenue recognized related to amounts that were included in beginning balance of deferred revenue	(49,991)	(10,220)
Deferred revenue end of period	$123,841	$52,980
	As of September 30
	2020	2019
Deferred revenue from related parties beginning of period	$60,968	$36,895
Additions	10,464	46,922
Revenue recognized related to amounts that were included in beginning balance of deferred revenue	(60,007)	(22,849)
Deferred revenue from related parties end of period	$11,425	$60,968
Remaining performance obligations
The Company’s remaining performance obligations (“backlog”) represent the unrecognized revenue value of its contract commitments, which include deferred revenue and amounts that will be billed and recognized as revenue in future periods. The Company’s backlog may vary significantly each reporting period based on the timing of major new contract commitments and the backlog may fluctuate with currency movements. In addition, the Company’s customers have the right, under some circumstances, to terminate contracts or defer the timing of its services and their payments to the Company. As of September 30, 2020, the Company had $992,090 thousand of remaining performance obligations related to its battery storage system contracts, the majority of which we expect to recognize in revenue in the next 12 months. The Company also had $156,481 thousand of remaining performance obligations related to operational service contracts including maintenance, monitoring, and other minor services, of which we expect to recognize 35%

within the next five years and the remainder after five years, and $60,160 thousand remaining performance obligations related to capacity guarantees, 35% of which is expected to be recognized within the next five years and the remainder after five years.
The Company applied the practical expedient for certain revenue streams to exclude the value of remaining performance obligations for (i) contracts with an original expected term of one year or less or (ii) contracts for which the Company recognizes revenue in proportion to the amount we have the right to invoice for services performed.
Costs to obtain or fulfill a contract
The Company recognizes the incremental costs incurred to obtain or fulfill a contract with a customer as an asset when these costs are recoverable. These costs consist primarily of sales commissions and bid/proposal costs.
As of September 30, 2020, we recorded costs to obtain or fulfill a contract of $2,083 thousand (2019: $768 thousand) within other current assets and $0 thousand (2019: $560 thousand) within other non-current assets on the Company’s consolidated balance sheets.
Amortization related to costs to obtain or fulfill a contract was $768 thousand and $418 thousand for fiscal year ended September 30, 2020 and 2019, respectively, which was recorded within sales and marketing on the Company’s consolidated statements of operations and comprehensive loss.
4.
Inventory, Net

Inventory consisted of the following (in thousands):
	Cost	Provision	Net
September 30, 2020
Batteries and equipment	$36,112	$—	$36,112
Cases, inverters and other major equipment	1,102	—	1,102
Spare parts	126	(30)	96
Total	$37,340	$(30)	$37,310
September 30, 2019
Batteries and equipment	$9,504	$—	$9,504
Cases, inverters and other major equipment	1,081	—	1,081
Spare parts	99	—	99
Total	$10,684	$—	$10,684
The provision for loss on inventories is associated with the inventory in Australia.
5.
Other Current Assets

Other current assets consisted of the following amounts (in thousands):
	As of September 30
	2020	2019
Taxes recoverable	$2,167	$1,468
Prepaid expenses	1,261	767
Restricted cash	1,236	2,907
Land held for resale	849	—
Contract acquisition cost	2,083	768
Short-term investments	—	20,000
Other	1,290	228
Total	$8,886	$26,138

As of September 30, 2019, short-term investments consisted of a $20,000 thousand bank deposit collateralized for outstanding bank guarantee (Note 12). In 2020, collaterals were released and deposits closed.
6.
Property and Equipment, Net

Property and equipment are stated at amortized cost and consisted of the following (in thousands):
	As of September 30,
	2020	2019	2020	2019	2020	2019
	Cost		Accumulated Depreciation		Net
Machinery and Equipment	$1,865	$1,672	$510	$291	$1,355	$1,381
Construction in Progress	2,689	1,446	—	—	2,689	1,446
IT Equipment	687	385	191	74	496	311
Furniture and Fixtures	254	230	89	41	165	189
Leasehold Improvements	730	730	286	129	444	601
Other	27	29	6	4	21	25
Total	$6,252	$4,492	$1,082	$539	$5,170	$3,953
Total depreciation expense was $544 thousand for the fiscal year ended September 30, 2020. (2019: $412 thousand).
Property and equipment are depreciated over the estimated useful lives of the respective assets on a straight-line basis. The range of estimated lives for the respective assets is as follows:
Machinery and equipment	10 years
IT equipment	5 years
Furniture and fixtures	5 years
Leasehold Improvements	10 years, or lease term if shorter
Other	5 years

7.
Intangible Assets, Net

Intangible assets are stated at amortized cost and consist of the following (in thousands):
	Weighted Average Estimated Useful Lives	As of September 30,
		2020	2019	2020	2019	2020	2019
		Cost		Accumulated Amortization		Net
Patents and licenses	14 years	$33,100	$33,100	$6,851	$4,377	$26,249	$28,723
Other	3 years	65	36	16	6	49	30
Total		$33,165	$33,136	$6,867	$4,383	$26,298	$28,753
Intangible assets are amortized over the estimated useful lives of the respective assets on a straight-line basis. Total amortization expenses for the fiscal year ended September 30, 2020 was $2,484 thousand (2019: $2,479 thousand).

Total future amortization expense for finite-lived intangible assets was estimated as follows (in thousands):
Year 1	$2,495
Year 2	2,491
Year 3	2,482
Year 4	2,474
Year 5	2,474
Thereafter	13,882
Total	$26,298

8.
Goodwill

On January 1, 2018, $4,727 thousand of goodwill was recognized upon the formation of the Company.
Goodwill is assessed for impairment annually each year during the Company’s fourth quarter, or when impairment indicators exist. No impairment was recognized for the fiscal year ended September 30, 2020 or 2019.
The following table presents the goodwill activity (in thousands):
Goodwill, October 1, 2018	$4,727
Foreign currency adjustment	(29)
Goodwill, September 30, 2019	$4,698
Foreign currency adjustment	33
Goodwill, September 30, 2020	$4,731

9.
Accruals and Provisions

Accruals and provisions consisted of the following amounts (in thousands):
	As of September 30
	2020	2019
Accruals	$133,899	$11,636
Provisions for expected projects losses	3,019	5,966
Other projects related provisions	1,035	285
Total	137,953	17,887
Less: non-current portion	(257)	(85)
Current portion	$137,696	$17,802
Accruals are mainly represented by not yet invoiced milestones for deliveries of major equipment for battery-based energy storage projects such as batteries, enclosures, and inverters. According to master supply agreements between the Company, and suppliers of the major equipment, vendor bills are issued according to contracted billing schedules with some milestones invoiced after delivery, upon full installation and commissioning of the equipment at substantial completion and final completion project stages.
10.
Short-term borrowing and Line of Credit

The Company had an Uncommitted Line of Credit Agreement with Citibank originally signed on January 29, 2019, which allows the Company to borrow an amount in aggregate not to exceed $2,000 thousand, from time to time, until January 29, 2021. The Line of Credit was further amended to increase the aggregate borrowing amount to $10,000 thousand, $30,000 thousand and $50,000 thousand on May 13, 2020, August 7, 2020 and December 23, 2020, respectively. The expiration date for the Line of Credit was extended to March 31, 2023 on June 2, 2021.

No amounts were outstanding under the Uncommitted credit facility as of September 30, 2020 and 2019.
11.
Income Taxes

The following table presents the components of loss before income tax (in thousands):
	Fiscal Year Ended September 30,
	2020	2019
Domestic	$(34,929)	$(35,391)
Foreign	(5,360)	(12,368)
Loss before income taxes	$(40,289)	$(47,759)
The major components of income tax expense/(benefit) were as follows (in thousands):
	Fiscal Year Ended September 30,
	2020	2019
Current income tax expense (benefit):
Foreign	$1,099	$—
Deferred income tax expense (benefit):
Foreign	1,900	(843)
Withholding income tax expense:
Foreign	3,422	65
Total income tax expense (benefit)	$6,421	$(778)
The following table summarizes a reconciliation of the U.S. statutory federal income tax rate to the Company’s effective tax rate.
	Fiscal Year Ended September 30,
	2020	2019
Statutory rate	21.0%	21.0%
Flow-through losses	(18.2)%	(15.6)%
Foreign rate differential	1.4%	2.5%
Withholding taxes	(8.5)%	(0.1)%
Valuation allowance	(10.0)%	(6.1)%
Permanent differences	(1.2)%	—
Other items, net	(0.4)%	(0.1)%
Effective Tax Rate	(15.9)%	1.6%

Deferred income tax is generated by its foreign subsidiaries and is comprised of the following (in thousands):
	As of September 30,
	2020	2019
Deferred Tax Assets
Inventory	$1,530	$3,204
Deferred revenue	1,074	1,662
Tax loss carryforwards	7,879	4,470
Trade receivables	1,607	—
Other deferred taxes	—	7
Total deferred tax assets	12,090	9,343
Valuation allowance	(8,014)	(3,524)
Net deferred tax assets	4,076	5,819
Deferred Tax Liabilities
Trade receivables	—	(1,852)
Intangible assets	(151)	(141)
Accrued and other liabilities	(3,775)	(2,210)
Unrealized foreign exchange gains/losses	(313)	—
Total deferred tax liabilities	$(4,239)	$(4,203)
Total net deferred tax assets (liabilities)	$(163)	$1,616
The foreign net operating loss carryforwards as of September 30, 2020 are approximately $46,768 thousand (2019: $26,608 thousand). The majority of the net operating loss carryforwards are attributable to the Company’s German subsidiary. The net operating loss carryforwards have an unlimited carryforward period.
As of September 30, 2020, the Company had recorded a valuation allowance of $8,014 thousand against deferred tax assets of the Company’s German and Australian subsidiaries. As of September 30, 2019, the Company had recorded a valuation allowance of $3,524 against the deferred tax assets of the Company’s German entity. The Company determined that based on the weight of available evidence, including cumulative losses, it is more-likely-than-not that the net deferred tax assets at its German and Australian entities will not be realized and recorded a valuation allowance against such deferred tax assets.
12.
Commitments and Contingencies

Operating Leases
The Company has entered into operating lease agreements to rent office space. As of September 30, 2020, the future minimum lease payments for the next five fiscal years and thereafter are as follows (in thousands):
Fiscal Year Ended September 30, 2020
Year 1	$1,289
Year 2	1,189
Year 3	961
Year 4	221
Year 5 and thereafter	265
$3,925

For the fiscal year ended September 30, 2020, the Company incurred $1,126 thousand (2019: $1,010 thousand) in lease expenses.
Guarantees
As of September 30, 2020 and 2019, the Company had outstanding bank guarantees issued as performance security arrangements for several projects. Performance security is a pre-condition to receive any payment from the customer and is reduced in stages according to the project completion status.
Typical turn-key contracts and long-term service agreements contain provisions for performance liquidated damages payments if the solution fails to meet the guaranteed performance thresholds at completion of the project or throughout the service agreement period.
Purchase Commitments
The Company has commitments for the minimum volumes of purchases of batteries under a master supply agreement effective as of December 23, 2019. As of September 30, 2020, the Company had future purchase commitments, primarily for batteries, as follows (in thousands):
Year 1	$281,800
Year 2	338,750
Year 3	—
Year 4	—
Year 5	—
$620,550
Liquidated damages apply if the minimum purchase volumes are not met. The Company expects to meet the minimum committed volumes of purchases. The Company ordered $128,888 thousand worth of batteries during the calendar year 2020 and exceeded the minimum purchase volume of the first calendar year of $79,250 thousand as defined by the mentioned master supply agreement.
Legal Contingencies
From time to time, the Company may be involved in litigation relating to claims that arise out of our operations and businesses and that cover a wide range of matters, including, among others, intellectual property matters, contract and employment claims, personal injury claims, product liability claims and warranty claims. The Company accrues for litigation and claims when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. It is reasonably possible that some matters could be decided unfavorably to the Company and could require the Company to pay damages or make expenditures in amounts that could be material. As of September 30, 2020, no estimate of reasonably possible losses can be determined.
In April 2019, one of the Company’s customers experienced a safety incident at one of its energy storage facilities which resulted in damage to the facility and injury to several first responders. The customer owned facility was delivered by and under warranty of AES Energy Storage and the Company was under contract to provide Operations and Maintenance (‘‘O&M’’) services to the facility. The Company, its customer, and the battery manufacturer, among others, have investigated the cause of the incident. As of June 2 2021, this safety incident has been fully resolved with all claims been settled. The Company did not incur any significant legal liabilities associated with the incident.
13.
Related-Party Transactions

Related parties are represented by Members, their respective subsidiaries and other entities under common control with Members.
Capital Contributions from Members
In January 2020, AES made a $2,500 thousand capital contribution in cash (January 2019: $10,000 thousand).

Sales Contracts with Related Parties
Fluence signs back-to-back battery-based energy storage system and related service contracts with AES, Siemens and their subsidiaries (collectively referred to as affiliates) in relation to execution of the affiliates’ contracts with external customers and also direct contracts signed with affiliates of the Members. The contract price is similar to the price charged to third-party customers. Revenue from contracts with affiliates is included in revenue from related parties on the Company’s consolidated statements of operations and comprehensive loss.
In addition, Fluence purchases material and supplies from its affiliates and records the costs in cost of goods and services on the Company’s consolidated statements of operations and comprehensive loss.
Service Agreements with Affiliates
Fluence and its affiliates have signed service agreements under which the affiliates provide certain management and administrative services to Fluence. The services include but are not limited to, treasury, information technology services, payroll and human resources services, sales and marketing services, research and development. Cost of services are accrued monthly and included in payables to related parties, and general and administrative sales and marketing or research and development on the Company’s consolidated balance sheets and statements of operations and comprehensive loss, respectively.
Contract Performance Guarantees
Fluence paid performance guarantee fees to its affiliates in exchange for guaranteeing Fluence’s performance obligations in certain contracts with customers. Fluence paid guarantee fees to its affiliates under contractual arrangements and the fees are based on parent costs with a reasonable markup. The guarantee fees are included in costs of goods and services on Fluence’s consolidated statements of operations and comprehensive loss.
The following table presents the components of receivables from related parties and payable to related parties on the Company’s consolidated balance sheets (in thousands):
	As of September 30,
	2020	2019
Accounts receivable	$14,216	$5,338
Unbilled receivables	38,236	1,334
Total receivables from related parties	$52,452	$6,672
Accounts payable	$9,461	$1,427
Deferred revenue	11,425	60,968
Accrued liabilities	1,578	1,217
Total payables and deferred revenue with related parties	$22,464	$63,612
Unbilled receivables represent the excess of revenues recognized over billings to date on sales or service contracts with related parties.
Deferred revenue represents the excess billings to date over the amount of revenue recognized to date on sales or service contracts with related parties.
Receivables from related parties and payables and deferred revenue with related parties are unsecured and settlement of these balances occurs in cash. No provision has been made related to the receivables from related parties.

The following table presents the related party transactions that are included the Company’s consolidated statements of operations and comprehensive loss for the periods indicated (in thousands):
	Fiscal Year Ended September 30,
	2020	2019
Revenue	$159,647	$47,169
Cost of goods and services	(14,399)	(5,603)
Research and development expenses	(511)	(995)
Sales and marketing expenses	(2,105)	(2,529)
General and administrative expenses	(1,656)	(1,111)
In addition, the Company had purchases from related parties capitalized as assets of $1,900 thousand for the fiscal year ended September 30, 2020 (2019: $1,925 thousand).
14.
Employee Benefit Plan

The Company maintains a 401(k) plan covering all eligible U.S. payroll employees. The 401(k) plan provides that eligible employees may make contributions subject to IRS limitations. Under terms of the 401(k) plan, the Company matches an employee’s contributions at a rate of 100% up to 5% of the employee’s annual salary. For the fiscal years ended September 30, 2020 the Company contributed approximately $882 thousand (2019: $622 thousand) to the 401(k) plan.
15.
Customer Concentration Risks

For the fiscal years ended September 30, 2020 and 2019, respectively, the Company had three customers that each accounted for 10% or more of total revenue.
For the fiscal year ended September 30, 2020, our top five customers, in the aggregate, accounted for approximately 90% of our revenue.
The Company has a limited number of suppliers of batteries which is a major component of energy storage systems.
16.
Subsequent Events

The Company has evaluated subsequent events through June 24, 2021, which is the date that these consolidated financial statements were available to be issued.
During FY 2021, the Company spent approximately $18,000 thousand on an acquisition that will offer new capabilities and amplify and extend the Company’s energy storage product line. The acquisition represents a business combination. The valuation of acquired assets and liabilities is not completed as of the date these consolidated financial statements were available to be issued.
In October 2020, the Board of Directors of the Company approved an equity-based employee deferred compensation plan. On December 29, 2020 the Company amended their limited liability company agreement, the ‘‘Fluence—Amendment No. 2 to the Amended and Restated LLC Agreement’’ to (i) authorize a new class of Units designated as Class A-1 Units to be issuable upon the exercise of awards granted pursuant to the Equity Incentive Plans with distribution subject to the terms specified in the Agreement and (ii) effectuate the Unit Split and Reclassification of 1:1,320 per Unit.
On December 23, 2020, the Uncommitted Line of Credit was further amended to increase the aggregate borrowing amount to $50,000 thousand. On June 2, 2021, the expiration date for the Line of Credit was extended to March 31, 2023.
On December 27, 2020, the Company entered into a subscription agreement with Qatar Investment Authority (‘‘QIA’’) for the issuance of 1,250,000 Class B units for a total value of $125,000 thousand. Following the completion of the transaction on June 9, 2021, AES, Siemens, and QIA hold 3,960,000,

3,960,000, and 1,250,000 units, and 43.2%, 43.2%, and 13.6% of limited liability interests of the Company, respectively. Pursuant to the subscription agreement, QIA has certain rights that may allow it to cause the Company to repurchase the units at fair value five years from the completion of the transaction under conditions outside of the control of the Company. As of June 9, 2021, the Company has three Classes of Membership Interest units, Class A, Class A-1 and Class B. Additionally, Siemens contributed approximately $6,000 thousand in equity to the Company in exchange for certain amendments to the Company’s limited liability company agreement.
On April 28, 2021 AES and Siemens agreed to issue an aggregate of up to $120,000 thousand in principal amount under promissory notes to the Company.
On April 28, 2021 and June 3, 2021, the Company borrowed $25,000 thousand and $25,000 thousand from AES, respectively, in the form of one-year promissory notes, each bearing annual interest at 2.86%. On May 3, 2021, the Company borrowed $25,000 thousand from Siemens, in the form of a one-year promissory note with an annual interest rate of 2.86%. The proceeds were used for general working capital needs. As of June 22, 2021, the total $75,000 thousand in borrowings from AES and Siemens were paid off in full.
On April 28, 2021, the Company was notified of an emergency aboard a vessel carrying Fluence inventory while transiting through the Pacific Ocean. The vessel was reporting smoke coming from a cargo hold during severe weather and heavy seas. Based on an initial analysis of the exterior condition of the shipping containers, Fluence believes that some shipping containers came loose while at sea, and Fluence estimates a partial loss of cargo. The cargo in the damaged shipping containers had a value of approximately $30,000 thousand. Inspections of the cargo have not yet been completed and we cannot yet determine the actual amount of losses, including any potential insurance recoveries. Fluence has notified the marine cargo insurers of the incident and also notified each affected customer of this force majeure event, which under relevant supply contracts, provides Fluence an extension of the relevant schedule. If the incident ultimately was determined not to constitute a force majeure event, the Company estimates potential liquidated damages exposure of approximately $15,000 thousand.

           Shares
Fluence Energy, Inc.
Class A Common Stock
PROSPECTUS
J.P. Morgan	Morgan Stanley
Barclays	BofA Securities
           , 2021

PART II
INFORMATION NOT REQUIRED IN THE PROSPECTUS
Item 13.   Other expenses of issuance and distribution.
The following table sets forth all fees and expenses, other than the underwriting discount payable solely by Fluence Energy, Inc. in connection with the offer and sale of the securities being registered. All amounts shown are estimated except for the SEC registration fee, the Financial Industry Regulatory Authority, Fluence Energy, Inc., or FINRA, filing fee and the           listing fee.
SEC registration fee	$	*
FINRA filing fee		*
listing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Blue sky qualification fees and expenses		*
Transfer agent fees and expenses		*
Miscellaneous fees and expenses		*
Total	$	*

*
To be filed by amendment

Item 14.   Indemnification of directors and officers.
Section 102(b)(7) of the General Corporation Law of the State of Delaware permits a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase or redemption in violation of Delaware corporate law or obtained an improper personal benefit. Our amended and restated certificate of incorporation provides that no director of Fluence Energy, Inc. shall be personally liable to it or its stockholders for monetary damages for any breach of fiduciary duty as a director, notwithstanding any provision of law imposing such liability, except to the extent that the General Corporation Law of the State of Delaware prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty.
Section 145 of the General Corporation Law of the State of Delaware provides that a corporation has the power to indemnify a director, officer, employee, or agent of the corporation, or a person serving at the request of the corporation for another corporation, partnership, joint venture, trust or other enterprise in related capacities against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with an action, suit or proceeding to which he was or is a party or is threatened to be made a party to any threatened, ending or completed action, suit or proceeding by reason of such position, if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.
Upon consummation of the Transactions, our amended and restated certificate of incorporation and amended and restated bylaws will provide indemnification for our directors and officers to the fullest extent permitted by the General Corporation Law of the State of Delaware. We will indemnify each person who was or is a party or threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of us) by reason of the fact that he or she is or was, or has agreed to become, a director or officer, or is or was serving, or has agreed to serve, at our request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise (all such persons being referred to as an “Indemnitee”), or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred in connection with such action, suit, or proceeding and any appeal therefrom, if such Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, and, with respect to any criminal action or proceeding, he or she had no reasonable cause to believe his or her conduct was unlawful. Our amended and restated certificate of incorporation and amended and restated bylaws will provide that we will indemnify any Indemnitee who was or is a party to an action or suit by or in the right of us to procure a judgment in our favor by reason of the fact that the Indemnitee is or was, or has agreed to become, a director or officer, or is or was serving, or has agreed to serve, at our request as a director, officer, partner, employee or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise, or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys’ fees) and, to the extent permitted by law, amounts paid in settlement actually and reasonably incurred in connection with such action, suit, or proceeding, and any appeal therefrom, if the Indemnitee acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, our best interests, except that no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to us, unless a court determines that, despite such adjudication but in view of all of the circumstances, he or she is entitled to indemnification of such expenses. Notwithstanding the foregoing, to the extent that any Indemnitee has been successful, on the merits or otherwise, he or she will be indemnified by us against all expenses (including attorneys’ fees) actually and reasonably incurred in connection therewith. Expenses must be advanced to an Indemnitee under certain circumstances.
Prior to the consummation of this offering, we intend to enter into separate indemnification agreements with each of our directors and executive officers. Each indemnification agreement will provide, among other things, for indemnification to the fullest extent permitted by law against any and all expenses, judgments, fines, penalties, and amounts paid in settlement of any claim. The indemnification agreements will provide for the advancement or payment of all expenses to the indemnitee and for the reimbursement to us if it is found that such indemnitee is not entitled to such indemnification under applicable law and our amended and restated certificate of incorporation and amended and restated bylaws.
We maintain a general liability insurance policy that covers certain liabilities of directors and officers of our corporation arising out of claims based on acts or omissions in their capacities as directors or officers.
In any underwriting agreement we enter into in connection with the sale of Class A common stock being registered hereby, the underwriters will agree to indemnify, under certain conditions, us, our directors, our officers and persons who control us within the meaning of the Securities Act, against certain liabilities.
Item 15.   Recent sales of unregistered securities.
On June 21, 2021, Fluence Energy, Inc. agreed to issue 100 shares of common stock, par value $0.01 per share, which will be redeemed upon the consummation of the Transactions, to an officer of the Company in exchange for $1.00. The issuance was exempt from registration under Section 4(a)(2) of the Securities Act, as a transaction by an issuer not involving any public offering.

Item 16.   Exhibits and financial statements.
(a)
Exhibits

The following documents are filed as exhibits to this registration statement.
Exhibit No.
1.1*	Form of Underwriting Agreement.
3.1	Certificate of Incorporation of Fluence Energy, Inc., as in effect prior to the consummation of the Transactions.
3.2*	Form of Amended and Restated Certificate of Incorporation of Fluence Energy, Inc., to be in effect upon the consummation of the Transactions.
3.3	Bylaws of Fluence Energy, Inc., as in effect prior to the consummation of the Transactions.
3.4*	Form of Amended and Restated Bylaws of Fluence Energy, Inc. to be in effect upon the consummation of the Transactions.
4.1*	Specimen Stock Certificate evidencing the shares of Class A common stock.
5.1*	Opinion of Latham & Watkins LLP.
10.1*	Form of Tax Receivable Agreement, to be effective upon the consummation of the Transactions.
10.2*	Form of LLC Agreement of Fluence Energy, LLC, to be effective upon the consummation of the Transactions.
10.3*	Form of Stockholders Agreement, to be effective upon the consummation of the Transactions.
10.4*	Form of Registration Rights Agreement, to be effective upon the consummation of the Transactions.
10.5*#	2021 Incentive Award Plan and forms of agreements thereunder.
10.6*	Non-Employee Director Compensation Policy.
10.7*	Form of Indemnification Agreement.
10.8*	Form of Revolving Credit Agreement, by and among Fluence Energy, LLC, as the borrower, Fluence Energy, Inc., as a parent guarantor, the subsidiary guarantors party thereto, the lenders party thereto and J.P. Morgan Chase Bank N.A., as administrative agent and collateral agent, to be effective upon consummation of the Transactions.
10.9*	Amended and Restated Credit Support and Reimbursement Agreement, dated June 9, 2021, by and among Fluence Energy, LLC, The AES Corporation and Siemens Industry, Inc.
10.10*	Assignment of Rights, dated April 6, 2021, by and among Siemens Aktiengesellschaft and Fluence Energy, LLC.
10.11*	Form of Second Amended and Restated Siemens License Agreement, by and among Fluence Energy, LLC and Siemens Aktiengesellschaft, to be effective upon consummation of the Transactions.
10.12*	Form of Second Amended and Restated Siemens Industry License Agreement, by and among and Siemens Industry, Inc. and Fluence Energy, LLC, to be effective upon consummation of the Transactions.
10.13*	Form of Second Amended and Restated AES License Agreement, by and among Fluence Energy, LLC and The AES Corporation, to be effective upon consummation of the Transactions.
10.14*	Form of Second Amended and Restated AES GS License Agreement, by and among Fluence Energy, LLC and AES Grid Stability, LLC to be effective upon consummation of the Transactions.
10.15*	Form of Amended and Restated Equipment and Services Purchase Agreement, by and among Siemens Industry, Inc and Fluence Energy, LLC, to be effective upon consummation of the Transactions.
10.16*	Form of Amended and Restated Storage Core Frame Purchase Agreement, by and among AES Grid Stability, LLC and Fluence Energy, LLC, to be effective upon consummation of the Transactions.

Exhibit No.
10.17*	Form of Storage Core Frame Purchase Agreement, by and among Siemens Industry, Inc. and Fluence Energy, LLC, to be effective upon consummation of the Transactions.
21.1*	List of Subsidiaries of Fluence Energy, Inc.
23.1*	Consent of Ernst & Young LLP, as to Fluence Energy, Inc.
23.2*	Consent of Ernst & Young LLP, as to Fluence Energy, LLC.
23.3*	Consent of Latham & Watkins LLP (contained in its opinion filed as Exhibit 5.1 hereto).
24.1*	Power of Attorney (included on signature page).

*
To be filed by amendment

#
Indicates management contract or compensatory plan

Item 17.   Undertakings.
(a)
The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b)
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of Fluence Energy, Inc. pursuant to the foregoing provisions, or otherwise, Fluence Energy, Inc. has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Fluence Energy, Inc. of expenses incurred or paid by a director, officer or controlling person of Fluence Energy, Inc. in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Fluence Energy, Inc. will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction, the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(c)
The undersigned registrant hereby further undertakes that:

(1)
For purposes of determining any liability under the Securities Act the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by Fluence Energy, Inc. pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)
For the purpose of determining any liability under the Securities Act each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended, Fluence Energy, Inc. has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Arlington, state of Virginia, on this    day of           , 2021.
Fluence Energy, Inc.
By:	Manuel Perez Dubuc Chief Executive Officer
POWER OF ATTORNEY
Each of the undersigned officers and directors of Fluence Energy, Inc. hereby constitutes and appoints Manuel Perez Dubuc, Dennis Fehr and Francis A. Fuselier, and each of them any of whom may act without joinder of the other, the individual’s true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for the person and in his or her name, place and stead, in any and all capacities, to sign this registration statement of Fluence Energy, Inc. on Form S-1, and any other registration statement relating to the same offering (including any registration statement, or amendment thereto, that is to become effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended), and any and all amendments thereto (including post-effective amendments to the registration statement), and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement on Form S-1 has been signed by the following persons in the capacities set forth opposite their names and on the date indicated above.
Signature	Title	Date
Manuel Perez Dubuc	Chief Executive Officer and Director (Principal Executive Officer)	, 2021
Dennis Fehr	Chief Financial Officer (Principal Financial Officer)	, 2021
Amrita Chatterjee	Chief Accounting Officer (Principal Accounting Officer)	, 2021
Stephen Coughlin	Director	, 2021
Andrés Gluski	Director	, 2021
Jean-Christoph Heyne	Director	, 2021

Signature	Title	Date
Stephan May	Director	, 2021
Axel Meier	Director	, 2021
Chris Shelton	Director	, 2021
Simon Smith	Director	, 2021